As filed with the Securities and Exchange Commission on November 25, 2014.
Registration No. 333 - 199182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
New Remy Holdco Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number) 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100	47-1744351 (I.R.S. Employer Identification Number)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Michael L. Gravelle
Fidelity National Financial, Inc.
Executive Vice President, General Counsel and Corporate Secretary
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Aiello Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10154 (212) 310-8000	John J. Pittas Remy International, Inc. 600 Corporation Drive Pendleton, Indiana 46064 (765) 778-6499	Robert S. Rachofsky Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the satisfaction of all other conditions to the completion of the transactions described in the enclosed document have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities or accept any offers to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Subject to completion, dated November 25, 2014

Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064

Dear Remy Stockholder:
After careful consideration, and upon the recommendation of a special committee of independent directors of the board of directors of Remy International, Inc., which we refer to as Old Remy, the board of directors of Old Remy has approved an agreement and plan of merger, which we refer to as the merger agreement, among Old Remy, Fidelity National Financial, Inc., which we refer to as FNF, New Remy Corp., which we refer to as New Remy, and several wholly owned subsidiaries of FNF. The merger agreement provides for two mergers that result in Old Remy and New Remy becoming wholly owned subsidiaries of New Remy Holdco Corp., which we refer to as New Holdco, a new public holding company that will be renamed “Remy International, Inc.” promptly following the conclusion of the merger transactions.
Prior to the mergers, and as a condition to the consummation of the mergers, FNF will effect a series of restructuring transactions that will result in the contribution of the Old Remy shares beneficially owned by FNF and all of the outstanding units in Fidelity National Technology Imaging, LLC, which we refer to as Imaging, to New Remy and the spin-off of all of the shares of New Remy pro rata to the holders of the FNFV Group common stock of FNF.
In the Old Remy merger, Old Remy stockholders (other than New Remy) will receive one share of New Holdco common stock for each share of Old Remy common stock that they own. In the New Remy merger, New Remy stockholders will receive a number of shares of New Holdco common stock equal to the New Remy exchange ratio for each share of New Remy common stock that they own. We currently estimate that the New Remy exchange ratio will be equal to 0.17879 shares of New Holdco common stock for each share of New Remy common stock.
Upon completion of the transactions contemplated by the merger agreement, Old Remy’s former stockholders (other than FNF and its affiliates) will collectively own approximately 48.5% of the common stock of New Holdco, and New Remy's former stockholders (the holders of FNFV Group common stock) will collectively own approximately 51.5% of the common stock of New Holdco. The New Holdco common stock is expected to be listed on the NASDAQ Global Select Market under Old Remy's current ticker symbol, “REMY”.
These are very important transactions, and a special meeting of the stockholders of Old Remy is being called to adopt and approve the merger agreement and the transactions contemplated thereby. Information about the Old Remy special meeting and the specifics of the proposed transactions is contained in this proxy statement/prospectus. We urge you to read this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus carefully and in their entirety. In particular, see “Risk Factors” beginning on page 15.
The mergers are conditioned upon, among other things, the approval of the Old Remy stockholders. The affirmative vote of holders of record, as of the record date for the Old Remy special meeting, of a majority of the outstanding shares of Old Remy common stock in favor of adoption of the merger agreement is required to consummate the Old Remy merger. Pursuant to the merger agreement, FNF has agreed to vote shares of Old Remy common stock beneficially owned by it, currently representing approximately 51.1% of the outstanding shares of Old Remy common stock, in favor of the adoption of the merger agreement. As a result, approval of the adoption of the merger agreement and the transactions contemplated thereby is assured.
A special committee of independent directors of Old Remy was formed for the purpose of considering the transactions contemplated by the merger agreement. The special committee has approved, and deems it advisable and in the best interests of Old Remy and its stockholders (other than FNF, New Remy or any of their respective affiliates) to consummate, and has recommended that the board of directors of Old Remy approve, the Old Remy merger. Following receipt of the recommendation of the special committee, the board of directors of Old Remy approved, and declared it advisable and in the best interests of Old Remy and its stockholders (other than FNF, New Remy or any of their respective affiliates) to consummate, the Old Remy merger.
Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at that meeting. If you do not vote, it will have the same effect as voting against the merger proposal.
The Old Remy board of directors, upon the recommendation of the special committee, has approved and declared advisable the merger agreement and recommends that you vote FOR the adoption of the merger agreement.

Sincerely,

John J. Pittas
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these transactions or the New Holdco common stock to be issued in the merger or determined whether this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated [___________], 2014 and is expected first to be mailed to stockholders on or about that date.

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

Dear FNFV Group Stockholder:
On September 8, 2014, we announced our plan to distribute to the holders of our FNFV Group common stock the shares of common stock of Remy International, Inc., which we refer to as Old Remy, owned by Fidelity National Financial Ventures, which we refer to as FNFV, and the value of Fidelity National Technology Imaging, LLC, an FNFV subsidiary engaged in the document conversion business which we refer to as Imaging. More specifically, FNFV will contribute all of the 16,342,508 shares of Remy common stock that FNFV currently owns and Imaging into a newly formed corporation known as New Remy Corp., which we refer to as New Remy.  New Remy will then be distributed to FNFV stockholders, which we refer to as the spin-off. The distribution of shares will be made to a third party exchange agent in book-entry form for the benefit of the holders of FNFV Group common stock. Immediately following the spin-off, New Remy and Old Remy will each merge with wholly owned subsidiaries of New Remy Holdco Corp., a new publicly-traded holding company which we refer to as New Holdco, with New Remy and Old Remy surviving the mergers as wholly owned subsidiaries of New Holdco.
In the mergers, each holder of Old Remy common stock and New Remy common stock will receive shares of New Holdco common stock in exchange for their shares of New Remy and Old Remy. Based on the number of shares of FNFV Group common stock outstanding as of November 24, 2014, we estimate that each holder of FNFV Group common stock on the record date for the spin-off will receive approximately 0.17879 shares of New Holdco common stock in the mergers for each share of FNFV Group common stock held immediately prior to the time of the spin-off, although the exact number of New Holdco shares to be received will be based on the number of FNFV shares outstanding at the time of the mergers and therefore will not be determined until that time. As a result, holders of FNFV Group common stock will hold approximately 51.5% of the common stock of New Holdco outstanding immediately following the mergers, with the existing non-FNFV Group holders of Old Remy common stock holding approximately 48.5% of the common stock of New Holdco. You will not be required to pay for the shares you receive in the spin-off, or the shares issued on conversion thereof in the merger, and you will also retain all of your shares of FNFV Group common stock.
New Holdco has applied to have its common stock listed on the NASDAQ Global Select Market under the symbol “REMY”, which is Old Remy’s current trading symbol, and that promptly following the mergers, New Holdco will change its name to “Remy International, Inc.”
We expect that the spin-off and the mergers will be tax-free to holders of FNFV Group common stock for U.S. federal income tax purposes (except for any cash received in lieu of fractional shares).
FNF’s board of directors has determined that the transactions are advisable and in the best interest of FNF and its stockholders, and has approved the transactions. You need not take any action to participate in the transactions. No vote of FNF or FNFV Group stockholders is required in connection with the transactions.
Information about the proposed transactions is contained in this proxy statement/prospectus. We urge you to read this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus carefully and in their entirety. In particular, see “Risk Factors” beginning on page 15 and “The Transactions--FNF’s Reasons for the Transactions” beginning on page 53.
We look forward to completing the transactions and to the exciting opportunities they present for our stockholders.

Sincerely,

William P. Foley, II
Chairman of the Board

REMY INTERNATIONAL, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On [_______________], 2014
To the Stockholders of Remy International, Inc.:
Notice is hereby given that a special meeting of the stockholders of Remy International, Inc., a Delaware corporation, which we refer to as Old Remy, will be held at 8:30 a.m., local time, on [___________], 2014, at 600 Corporation Drive, Pendleton, Indiana 46064, for the following purposes:

1.
to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of September 7, 2014, by and among New Remy Corp., a Delaware corporation, Remy International, Inc., a Delaware corporation, New Remy Holdco Corp., a Delaware corporation, New Remy Merger Sub, Inc., a Delaware corporation, Old Remy Merger Sub, Inc., a Delaware corporation and Fidelity National Financial, Inc., a Delaware corporation; and

2.
to consider and vote upon an adjournment of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above in accordance with the merger agreement.

The merger agreement and the merger, along with the other transactions which would be effected in connection with the merger, are described more fully in the attached proxy statement/prospectus, and we urge you to read it carefully and in its entirety. Old Remy stockholders have no appraisal rights under Delaware law in connection with the merger.
Adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Old Remy common stock in favor of adoption of the merger agreement.
The board of directors of Old Remy recommends that you vote FOR the adoption of the Agreement and Plan of Merger and FOR the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.
The board of directors of Old Remy has fixed the close of business on [____________], 2014 as the record date for determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at (in person or by proxy), the special meeting and at any adjournment or postponement thereof. Each stockholder is entitled to one vote for each share of our common stock held on the record date. A complete list of our stockholders of record entitled to vote at the special meeting will be available for inspection at our principal executive offices at least ten days prior to the date of the special meeting and continuing through the special meeting for any purpose germane to the meeting. The list will also be available at the meeting for inspection by any stockholder present at the meeting.
To ensure that your shares of common stock are represented at the meeting, you should vote your proxy by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope, whether or not you expect to attend the special meeting. You may revoke your proxy and vote in person if you decide to attend the meeting.
Sincerely,

Michael L. Gravelle
Senior Vice President, General Counsel and Corporate Secretary of Remy International, Inc.

Dated: [___________], 2014.

ADDITIONAL INFORMATION

This proxy statement/prospectus “incorporates by reference” important business and financial information about Old Remy from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon request. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 157.
You also may obtain any of the documents incorporated by reference into this proxy statement/prospectus from Old Remy or from the Securities and Exchange Commission (the “SEC”), through the SEC’s Internet web site at www.sec.gov. Documents of Old Remy are also available from Old Remy, without charge, excluding any exhibits to those documents that are not specifically incorporated by reference as an exhibit to this proxy statement/prospectus. Old Remy stockholders may request a copy of these documents in writing or by telephone by contacting the applicable department at:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6602
Attn: Corporate Secretary

If you would like to request documents, please do so by [ ____ ], 2014, to receive them before the special meeting.
In addition, if you have any questions about the transactions, you may contact:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6602
Attn: Corporate Secretary

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms a part of a registration statement on Form S-4 filed with the SEC by New Holdco, constitutes a prospectus of New Holdco under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of New Holdco common stock to be issued to Old Remy and New Remy stockholders in connection with the mergers. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Old Remy stockholders to consider and vote upon the proposal to approve and adopt the merger agreement.

Annex A--Agreement and Plan of Merger
Annex B--Reorganization Agreement
Annex C--Opinion of UBS Securities LLC

i

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q.	What are the transactions described in this document?

A.
Remy International, Inc., which we refer to as Old Remy, and Fidelity National Financial, Inc., which we refer to as FNF, the beneficial owner of approximately 51.1% of the outstanding common stock of Old Remy, have entered into a transaction involving the indirect distribution of Old Remy shares held by FNF to the holders of its FNFV Group common stock (a separate class of FNF stock that tracks selected assets of FNF). This transaction involves the following steps:

•
FNF will contribute all of its shares in Old Remy, together with all of the outstanding units of a small company, Fidelity National Technology Imaging, LLC, which we refer to as Imaging, to a newly formed corporation, New Remy Corp., which we refer to as New Remy (the “contribution”);

•	shares of New Remy will be distributed as a dividend to holders of the FNFV Group common stock (the “spin-off” and, together with the contribution, the “restructuring”); and

•
Old Remy and New Remy will merge with, and continue their existence as, wholly owned subsidiaries of New Remy Holdco Corp., which we refer to as New Holdco, a newly-formed holding company established in connection with the transactions (collectively, the “mergers”).

We refer to the restructuring and mergers collectively as the transactions. The terms of the restructuring and mergers are set forth in the merger agreement and reorganization agreement, respectively, which are each described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A and Annex B, respectively.

Q.	What am I being asked to vote on?

A.
Old Remy stockholders are being asked to adopt an Agreement and Plan of Merger, dated as of September 7, 2014, which we refer to as the merger agreement, entered into by and among FNF, New Remy, New Holdco, New Remy Merger Sub, Inc., which we refer to as Merger Sub One, and Old Remy Merger Sub, Inc., which we refer to as Merger Sub Two, and Old Remy. Subject to the terms of the merger agreement:

•	Merger Sub One (a wholly owned subsidiary of New Holdco) will merge with and into New Remy, with New Remy as the surviving corporation (the “New Remy merger”); and

•	Merger Sub Two will merge with and into Old Remy, with Old Remy as the surviving corporation (the “Old Remy merger”).

Neither merger will occur unless both mergers occur. Immediately prior to, and as a condition to, the mergers, FNF will complete the restructuring. Following the mergers, New Remy and Old Remy will be wholly owned subsidiaries of New Holdco, New Holdco will change its name to “Remy International, Inc.” and become an independent publicly traded company.
You are also being asked to vote to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement in accordance with its terms.
The vote of New Remy, FNF and FNFV Group stockholders on the transactions is not required.

Q.	What will I receive in the mergers?

A.
As a result of the mergers, Old Remy stockholders (other than New Remy) will be entitled to receive one share of New Holdco common stock for each share of Old Remy common stock that they own. See “The Merger Agreement--Old Remy Exchange Ratio”.

Q.	What will the New Remy stockholders receive in the merger?

A.
It is currently estimated that New Remy stockholders (the holders of FNFV Group common stock as of the record date for the spin-off) will be entitled to receive approximately 0.17879 shares of New Holdco common stock for each share of New Remy common stock that they own.

The New Remy exchange ratio is obtained by dividing the sum of (i) 16,342,508 (which is equal to the number of outstanding shares of Old Remy beneficially owned by FNF) and (ii) 272,851 (the number of shares of New Holdco to be issued in respect of the contribution of the Imaging business), by the number of shares of New Remy common stock outstanding as of the effective time of the New Remy merger, rounded to the nearest five decimal places and subject to adjustment for payment of cash in lieu of fractional shares. See “The Merger Agreement-New Remy Exchange Ratio” for details on the calculation.
The New Remy exchange ratio resulted from a series of negotiations between the special committee of the board of directors of Old Remy and FNF. See “The Transactions-Background of the Transactions.”

Q.	Why is Old Remy proposing the transactions?
A.    Old Remy’s principal purposes and reasons for the transactions are:

•	to eliminate FNF’s majority control of the company’s common stock and board of directors;

•	to allow FNF to dispose of its majority stock ownership in the company in a manner that is not disruptive to the public trading market for the company’s shares;

•	to increase the liquidity of the company’s common stock;

•	to afford Old Remy’s stockholders (other than FNF and its affiliates) the opportunity to receive a control premium in any future change of control transaction involving the company;

•	to eliminate the market “overhang” that may result from FNF’s ownership; and

•	to attract additional analyst coverage of the company.

Q.	Who will control New Holdco after the transactions?

A.
Although FNF holds a controlling interest in the shares of Old Remy today, immediately following the transactions it is not expected that any person or group will hold a controlling interest in New Holdco.

Q.	How will New Holdco’s common stock trade?

A.	There is currently no public market for New Holdco common stock. We have applied to list New Holdco common stock on the NASDAQ Global Select Market under the symbol “REMY”.

Q.	How does my ownership in Old Remy change as a result of the transactions?

A.
After the mergers, your rights as a stockholder will be governed by the amended and restated certificate of incorporation and amended and restated bylaws of New Holdco rather than the current certificate of incorporation and bylaws of Old Remy. However, under the governing documents of New Holdco, your rights as a stockholder of New Holdco will be essentially the same as your rights as a stockholder of Old Remy. See the section entitled “Comparison of Rights of Stockholders Before and After the Transactions”.

Q.	Will the proposal affect current operations? What about the future?

A.
The transactions are not expected to have a material effect on the conduct of day-to-day operations by New Holdco. The Chief Executive Officer of Old Remy, John J. Pittas, will serve as the Chief Executive Officer of New Holdco, and substantially all of the other officers of Old Remy will assume the same positions at New Holdco. In addition to the Old Remy business, New Holdco will also have the Imaging business. Imaging is an indirect wholly owned subsidiary of FNF, and is a provider of document conversion, indexing and redaction services supporting government and private industries.

Q.	What is the accounting treatment for the transactions?

A.
FNF originally acquired approximately 47% of the common stock of Old Remy upon Old Remy’s emergence from bankruptcy in 2007. In the third quarter of 2012, FNF acquired additional shares of Old Remy, bringing its total ownership to approximately 51.1%, and began to consolidate Old Remy in its financial statements. At the time FNF began to consolidate Old Remy, FNF applied purchase accounting to record the then-fair value of the assets and liabilities of Old Remy, and recorded the amount that the fair value of Old Remy exceeded the fair value of the identified assets and liabilities at that date as goodwill. As FNF owned less than 80% of Old Remy, however, Old Remy did not apply push-down accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”) for business combinations. Therefore, FNF reports different income statement and balance sheet amounts for Old Remy than Old Remy itself does in its stand-alone financial statements for periods after August 14, 2012. Among other things, FNF’s reported earnings from continuing operations for Old Remy for such periods are lower than Old Remy’s reported amounts, primarily because of increased amortization expense for intangibles recorded at fair value in FNF’s purchase accounting.

Under US GAAP accounting rules on the treatment of transactions occurring within controlled groups, FNF’s basis of accounting for Old Remy is the basis on which New Holdco will present Old Remy in its financial statements following the transactions. This basis of accounting is reflected in the audited annual and unaudited interim combined financial statements of Remy International, Inc. and Fidelity National Technology Imaging, LLC included in this proxy statement/prospectus commencing on page F-1. After the transactions, these financial statements (which are referred to herein as the “Annual Audited Financial Statements” and the “Interim Unaudited Financial Statements” respectively) will be the historical financial statements of the predecessor of New Holdco for periods prior to the mergers. For periods after the closing of the transactions, items relating to stockholders’ equity will be adjusted for shares issued in the mergers. Accordingly, readers of this proxy statement/prospectus should not place undue weight on the audited and unaudited financial statements and other financial information of Old Remy as prepared on its historical basis of accounting which are included or incorporated by reference in this proxy statement/prospectus for periods following August 14, 2012. It should be noted, however, that this change in the basis of accounting for Old Remy does not change the amount of cash generated by its operations, and the US GAAP cash flow from operations reported by New Holdco for Old Remy following the mergers will be the same as Old Remy would have reported.

Q.	What are the U.S. federal income tax consequences to me of the transactions?

A.
A U.S. holder who exchanges Old Remy common stock or New Remy common stock for New Holdco common stock will not recognize any gain or loss, for United States federal income tax purposes, upon the exchange, except for gain or loss with respect to cash received in lieu of New Holdco fractional shares. Such holder will have a tax basis in the New Holdco common stock received equal to the tax basis of the Old Remy common stock or New Remy common stock surrendered therefor, reduced by any tax basis allocable to the fractional share interests in New Holdco stock for which cash is received, provided either that the Old Remy common stock or New Remy common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the New Holdco common stock received to its fair market value is not made. The holding period for the New Holdco common stock received will include the holding period for the Old Remy common stock or New Remy common stock surrendered therefor.

Q.	Has FNF set a record date for the distribution of New Remy shares in the spin-off?

A.	No. FNF will publicly announce the record date when it has been determined. This announcement will be made prior to completion of the spin-off and the mergers.

Q.	What stockholder approvals are needed in connection with the transactions?

A.
Approval of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Old Remy common stock in favor of adoption of the merger agreement. Pursuant to the merger agreement, FNF has agreed to cause all shares of Old Remy common stock beneficially owned by it, currently representing approximately 51.1% of the outstanding shares of Old Remy common stock, to be voted in favor of the adoption of the merger agreement. As a result, approval of the adoption of the merger agreement and the transactions contemplated thereby is assured.
No vote of FNF stockholders of any class is required in connection with the transactions. New Remy stockholders are not being requested to vote on the transactions, which have already been approved by FNF as the sole stockholder of New Remy prior to the spin-off.

Q.	What is the recommendation of the Old Remy board of directors?

A.
The Old Remy board of directors, following the recommendation of an independent special committee of the Old Remy board of directors, recommends a vote FOR the proposal to adopt the merger agreement and a vote FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Q.	What do I need to do now?

A.
After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed postage-paid envelope or by submitting your voting instruction by telephone or through the Internet, as soon as possible so that your shares may be represented and voted at the special meeting. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed or will provide a voting instruction card for use in directing your broker, bank or other nominee how to vote those shares.

Q.	How do I vote if my broker holds my shares in “street name”?

A.
Your broker will vote your Old Remy shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which will have the effect of a vote against the merger agreement.

Q.	What if I don’t vote or abstain?

A.
If you do not vote, it will have the same effect as a vote against the merger and the possible adjournment of the special meeting. Shares that are not voted will not count for purposes of calculating a quorum, which is necessary to have a valid meeting of stockholders. If a quorum of stockholders is not present in person or by proxy at the meeting, no vote will be taken on the merger and the other proposals. If you sign your proxy card but do not indicate how you want to vote, your shares of Old Remy common stock will be voted for the merger and other proposals.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. If you are a record holder of Old Remy stock, you can change your vote by:

•	completing, signing and dating a new proxy card and returning it by mail so that it is received prior to the meeting;

•	voting via telephone or via the Internet by following the instructions provided on your proxy card;

•	sending a written notice to the Corporate Secretary of Old Remy that is received prior to the meeting stating that you revoke your proxy; or

•	attending the meeting and voting in person by legal proxy, if applicable.

Internet and telephone voters may use the same procedure to revoke or change their votes as they used to cast their original votes. If your shares of Old Remy common stock are held in the name of a bank, broker or other fiduciary and you have directed such person(s) to vote your shares of Old Remy common stock, you should instruct such person(s) to change your vote or obtain a legal proxy to do it yourself. Telephone and internet voting will close at 11:59 p.m. Eastern time on the day before the meeting. Thereafter, voting (including revocation of proxies) can be made by mail or facsimile received prior to the meeting, or in person at the meeting.

v

Q.	Do I have appraisal rights?

A.	No. Old Remy stockholders do not have any appraisal rights in connection with the transactions.

Q.	When will the transactions occur?

A.	The transactions are expected to close in December 2014 or in the first quarter of 2015.

Q.	How will shares of New Holdco be distributed to me?

A.
Prior to the effective time, we will deposit with the exchange agent for your benefit the shares of New Holdco common stock issuable to you in the mergers. At the effective time, Old Remy will instruct the exchange agent to make book-entry credits for the shares of New Holdco common stock that you are entitled to receive. Since shares of New Holdco common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q:	Whom should I call with other questions?

A:	If you have questions about the transactions, the special meeting, or if you need assistance in voting your shares, you should contact:
if you are an Old Remy stockholder:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
    (765) 778-6602
Attn: Corporate Secretary

if you are an FNFV Group stockholder:
Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
    (904) 854-8100

SUMMARY

This document is a prospectus of New Holdco and a proxy statement of Old Remy. This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the restructuring, the mergers and other transactions more fully and for a more complete description of the legal terms of the transactions, you should read carefully this entire document, including the Annexes and the other documents we have referred you to, including in particular copies of the merger agreement and the reorganization agreement that are attached to this prospectus/proxy statement as Annex A and Annex B, respectively. See “Where You Can Find More Information” on page 157.
The Companies (see page 34)

Remy International, Inc.

Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6499

Remy International, Inc., which we refer to as Old Remy, is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. It conducts substantially all of its operations through subsidiaries. Old Remy sells its products worldwide primarily under the “Delco Remy”, “Remy”, “World Wide Automotive”, and “USA Industries” brand names and its customers' widely recognized private label brand names. Old Remy's products include new and remanufactured, light-duty and heavy-duty starters and alternators for both original equipment and aftermarket applications, hybrid power technology, and multi-line products, such as constant velocity (“CV”) axles, disc brake calipers, and steering gears. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. Old Remy sells its products principally in North America, Europe, Latin America and Asia-Pacific.
Old Remy is one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Old Remy was incorporated in the State of Delaware in 1993 and on December 13, 2012 it completed its initial public offering and became a publicly traded company under the ticker symbol “REMY”.
Fidelity National Financial, Inc.
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

Fidelity National Financial, Inc., which we refer to as FNF, is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is organized into two groups, FNF Core Operations and Fidelity National Financial Ventures (“FNFV”). FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC. In addition, it owns majority and minority equity investment stakes in a number of entities, including Old Remy, Imaging, American Blue Ribbon Holdings, LLC, J. Alexander’s, LLC, Ceridian HCM, Inc., Comdata Inc. and Digital Insurance, Inc. On June 30, 2014, following a restructuring, FNF issued a tracking stock to FNF stockholders on a pro rata basis (the “FNFV Group common stock”) to track and reflect the performance of the portfolio company investments.

Fidelity National Technology Imaging, LLC
Fidelity National Technology Imaging, LLC
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

Fidelity National Technology Imaging, LLC, which we refer to as Imaging, is an indirect wholly owned subsidiary of FNF, and is a provider of document conversion, indexing and redaction services supporting government and private industries. Imaging is headquartered in San Jose, CA.
New Remy Holdco Corp.

New Remy Holdco Corp.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

New Remy Holdco Corp., which we refer to as New Holdco, is a newly-formed corporation that was organized in the State of Delaware on August 27, 2014 for the purpose of holding shares of Old Remy and New Remy following the mergers and serving as the new public company parent of Old Remy. Following the transactions, New Holdco will be renamed “Remy International, Inc.” and its common stock will be listed on NASDAQ under the ticker symbol “REMY”.
New Remy Corp.

New Remy Corp.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

New Remy Corp., which we refer to as New Remy, is a wholly owned subsidiary of FNF. New Remy was organized in the State of Delaware on August 27, 2014 for the purpose of holding shares of Old Remy and Imaging and effecting the transactions.
New Remy Merger Sub, Inc. and Old Remy Merger Sub, Inc.
New Remy Merger Sub, Inc. and Old Remy Merger Sub, Inc., which we refer to as Merger Sub One and Merger Sub Two respectively, are newly-formed corporations that were organized in the State of Delaware on August 27, 2014 for the purpose of effecting the transactions.
The Transactions (see page 36)

The Restructuring (see page 36)
Subject to and in accordance with the reorganization agreement, FNF will engage in a series of corporate transactions (the “restructuring”), including the following:

•
FNF will cause its subsidiaries to effect a series of distributions such that, following such distributions, FNF will directly own all of the outstanding Imaging units and the Old Remy shares currently owned by it, representing approximately 51.1% of the outstanding shares of Old Remy;

•	FNF will contribute to New Remy (i) all of the Old Remy shares owned by FNF and (ii) all of the Imaging units, in exchange for 100% of the shares of New Remy common stock (the “contribution”); and

•
immediately prior to the consummation of the mergers, FNF will cause all of the shares of New Remy common stock held by FNF to be distributed pro rata to the holders of the FNFV Group common stock (a separate class of FNF stock that tracks selected assets of FNF, including its interests in Old Remy and Imaging) by means of a book-entry transfer through the exchange agent (the “spin-off”).

After giving effect to the restructuring, New Remy, which will be 100% owned by holders of the FNFV Group common stock, will own all of the Old Remy common stock beneficially owned by FNF prior to the restructuring and all of the outstanding units in Imaging.
The Mergers (see page 36)

Upon satisfaction or waiver of each of the conditions to the merger agreement and immediately after the spin-off, Merger Sub One will merge with and into New Remy (the “New Remy merger”). In the New Remy merger, each outstanding share of New Remy common stock (other than shares owned by New Remy) will be exchanged for a number of shares of New Holdco common stock equal to the quotient of (i) the sum of (A) 16,342,508 (the number of shares of Old Remy common stock currently beneficially owned by FNF) and (B) 272,851 (the number of shares of New Holdco to be issued in respect of the contribution of Imaging), divided by (ii) the number of outstanding New Remy shares as of the effective time of the New Remy merger, rounded to the nearest five decimal places and subject to adjustment for the payment of cash in lieu of fractional shares.
Upon satisfaction or waiver of each of the conditions to the merger agreement and immediately following the New Remy merger, Merger Sub Two will merge with and into Old Remy (the “Old Remy merger”, and together with the New Remy merger, the “mergers”). In the Old Remy merger, each outstanding share of Old Remy common stock (other than shares owned by Old Remy and New Remy) will be exchanged for one share of New Holdco common stock.
Conditions to Completion of the Transactions (see page 66)

Consummation of the mergers is subject to the satisfaction of certain conditions, including, among others:

•	consummation of the restructuring, including the spin-off, in accordance with the reorganization agreement;

•	the obtaining of the requisite approval by the Old Remy stockholders;

•	the receipt of required regulatory approvals and third party consents;

•
the SEC declaring effective the registration statement of New Remy on Form S-1 in connection with the spin-off and the registration statement of New Holdco on Form S-4, of which this proxy statement/prospectus forms a part;

•	the shares of New Holdco common stock deliverable to certain stockholders of New Remy and Old Remy having been approved for listing on NASDAQ;

•	each party’s compliance in all material respects with its obligations under the merger agreement;

•	no event or circumstance shall have occurred that has or would reasonably have a “material adverse effect” on New Remy or Old Remy; and

•
receipt of a tax opinion from Willkie Farr & Gallagher LLP to the effect that the mergers will be treated for federal income tax purpose as a tax-free exchange described in section 351 of the Code and a tax opinion from Deloitte Tax LLP to the effect that the New Remy Merger will qualify as a tax-free reorganization under Section 368 of the Code.

Termination (see page 68)
The merger agreement may be terminated:

•	by mutual consent of the parties;

•	by any of the parties if the merger has not been completed by March 7, 2015, subject to certain extension rights;

•	by any of the parties if the merger is enjoined;

•	by any of the parties if the Old Remy stockholder approval is not obtained;

•	by Old Remy, on the one hand, and New Remy, on the other hand, upon an incurable material breach of the merger agreement by the other party or parties; or

•	by New Remy if the Old Remy board withdraws or modifies its recommendation of the mergers to the Old Remy stockholders.

Old Remy’s Reasons for the Transactions (see page 42)

In the course of reaching their decision to approve and declare advisable the merger agreement and the transactions contemplated thereby, the special committee of independent directors of the Old Remy board of directors and the Old Remy board of directors considered a number of factors in their deliberations. Those factors are described in “The Transactions-Old Remy’s Purpose and Reasons for the Transactions”, “-Recommendation of the Special Committee” and “-Recommendation of the Board of Directors of Old Remy”.

FNF’s Reasons for the Transactions (see page 53)

In the course of reaching its decision to approve and declare advisable the merger agreement, the reorganization agreement and the transactions contemplated thereby, the FNF board of directors considered a number of factors in its deliberations. Those factors are described in “The Transactions-FNF’s Reasons for the Transactions”.

Opinion of Financial Advisor to the Special Committee of Old Remy’s Board of Directors (see page 45)

On September 7, 2014, at a meeting of the special committee of the Old Remy board of directors held to evaluate the proposed transactions, UBS Securities LLC, which we refer to as UBS, delivered to the special committee of the Old Remy board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated September 8, 2014, to the effect that, as of that date and based on and subject to various assumptions made, matters considered and limitations described in its written opinion, after taking into account the transactions, the Old Remy exchange ratio was fair, from a financial point of view, to the holders of Old Remy common stock (other than FNF or any of its affiliates).
The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference.  Holders of Old Remy common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the special committee of the Old Remy board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Old Remy exchange ratio, after taking into account the transactions, and does not address any other aspect of the transactions or any related transaction. UBS’ opinion does not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to Old Remy or Old Remy’s underlying business decision to effect the transactions or any related transaction. UBS’ opinion does not constitute a recommendation to any holder of Old Remy common stock as to how such holder should vote or act with respect to the transactions or any related transaction.

Accounting Treatment (see page 55)
FNF originally acquired approximately 47% of the common stock of Old Remy upon Old Remy’s emergence from bankruptcy in 2007. In the third quarter of 2012, FNF acquired additional shares of Old Remy, bringing its total ownership to approximately 51.1%, and began to consolidate Old Remy in its financial statements. At the time FNF began to consolidate Old Remy, FNF applied purchase accounting to record the then-fair value of the assets and liabilities of Old Remy, and recorded the amount that the fair value of Old Remy exceeded the fair value of the identified assets and liabilities at that date as goodwill. As FNF owned less than 80% of Old Remy, however, Old Remy did not apply push-down accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”) for business combinations. Therefore, FNF reports different income statement and balance sheet amounts for Old Remy than Old Remy itself does in its stand-alone financial statements for periods after August 14, 2012. Among other things, FNF’s reported earnings from continuing operations for Old Remy for such periods are lower than Old Remy’s reported amounts, primarily because of increased amortization expense for intangibles recorded at fair value in FNF’s purchase accounting.
Under US GAAP accounting rules on the treatment of transactions occurring within controlled groups, FNF’s basis of accounting for Old Remy is the basis on which New Holdco will present Old Remy in its financial statements following the transactions. This basis of accounting is reflected in the audited annual and unaudited interim combined financial statements of Remy International, Inc. and Fidelity National Technology Imaging, LLC included in this proxy statement/prospectus commencing on page F-1. After the transactions, these financial statements (which are referred to herein as the “Annual Audited Financial Statements” and the “Interim Unaudited Financial Statements,” respectively) will be the historical financial statements of the predecessor of New Holdco for periods prior to the mergers. For periods after the closing of the transactions, items relating to stockholders’ equity will be adjusted for shares issued in the mergers. Accordingly, readers of this proxy statement/prospectus should not place undue weight on the audited and unaudited financial statements and other financial information of Old Remy as prepared on its historical basis of accounting which are included or incorporated by reference in this proxy statement/prospectus for periods following August 14, 2012. It should be noted, however, that this change in the basis of accounting for Old Remy does not change the amount of cash generated by its operations, and the US GAAP cash flow from operations reported by New Holdco for Old Remy following the mergers will be the same as Old Remy would have reported.
Certain Material U.S. Federal Income Tax Consequences of the Transactions (see page 57)

A U.S. holder who exchanges Old Remy common stock or New Remy common stock for New Holdco common stock will not recognize any gain or loss, for United States federal income tax purposes, upon the exchange, except for gain or loss with respect to cash received in lieu of New Holdco fractional shares. Such holder will have a tax basis in the New Holdco common stock received equal to the tax basis of the Old Remy common stock or New Remy common stock surrendered therefor, reduced by any tax basis allocable to the fractional share interests in new Holdco stock for which cash is received, provided either that the Old Remy common stock or New Remy common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the New Holdco common stock received to its fair market value is not made. The holding period for the New Holdco common stock received will include the holding period for the Old Remy common stock or New Remy common stock surrendered therefor.
Board of Directors and Management of New Holdco (see page 53)

The directors of New Holdco following the mergers will consist of the following six members: John H. Weber and George P. Scanlon, each of whom shall have a term expiring in 2015, Lawrence F. Hagenbuch and J. Norman Stout, each of whom shall have a term expiring in 2016, and Douglas K. Ammerman and John J. Pittas, each of whom shall have a term expiring in 2017. With the exception of Mr. Pittas, who is the Chief Executive Officer of Old Remy, all of the directors of New Holdco were directors of Old Remy immediately prior to the mergers. See “Management of New Holdco Following the Transactions--Board of Directors”.
The executive officers of Old Remy immediately prior to the effective time of the Old Remy merger will be the initial executive officers of New Holdco, with the exception of Michael L. Gravelle, who prior to the Old Remy merger served as Senior Vice President, General Counsel and Corporate Secretary to Old Remy. Mr. Gravelle will cease to act in his capacity as Senior Vice President and General Counsel of Old Remy following the mergers but will continue as Corporate Secretary on a transitional basis. See “Management of New Holdco Following the Transactions--Management”.
Name Change; Listing (see page 56)

Shares of New Holdco will be traded on the NASDAQ Global Select Market under the trading symbol “REMY”. Immediately following the completion of the transactions, the name of New Holdco will be changed to “Remy International, Inc.”
Interests of Certain Persons in the Transactions (see page 54)

You should be aware that some of the directors and officers of Old Remy have interests in the Old Remy merger that may be in addition to or differ from those of Old Remy’s stockholders, including, but not limited to:

•	except as discussed above, the continued employment of Old Remy’s executive officers as New Holdco’s executive officers and the continued service of Old Remy’s directors as directors of New Holdco;

•	the indemnification of officers and directors of Old Remy by New Holdco for their services as such up to the time of the consummation of the mergers;

•
the fact that certain directors and officers of Old Remy are also directors and current or former officers of FNF, which currently beneficially owns approximately 51.1% of the outstanding common stock of Old Remy; and

•	the treatment of certain of the Old Remy equity awards held by certain directors of Old Remy in the mergers (including the acceleration and survival of such equity awards).

Special Meeting (see page 153)

Time, Date, Place. The special meeting of stockholders will be held at 8:30 a.m., local time, on [___________], 2014, at 600 Corporation Drive, Pendleton, Indiana 46064.
Record Date. Only stockholders of record at the close of business on [________], 2014, as shown in our records, will be entitled to vote, or to grant proxies to vote, at the special meeting. Each share of Old Remy common stock is entitled to one vote. As of the record date, there were [________] shares of Old Remy common stock outstanding and entitled to vote at the special meeting.
Required Vote (see page 153)

To approve the merger proposal, the holders of a majority of the outstanding shares of Old Remy common stock entitled to vote must vote in favor of adopting the merger agreement and approving the mergers. Because approval of the merger proposal requires the affirmative vote of a majority of shares outstanding, an Old Remy stockholder’s failure to vote or abstention will have the same effect as a vote against the merger proposal.
To approve the proposal to adjourn the special meeting, if necessary, a majority of the shares of Old Remy common stock present in person or represented by proxy at the special meeting and entitled to vote must vote in favor of such proposal.
Pursuant to the merger agreement, FNF, which currently beneficially owns approximately 51.1% of the Old Remy common stock, has agreed to vote in favor of the merger proposal. As a result, approval of the adoption of the merger agreement and the transactions contemplated thereby is assured.
No Rights of Dissenting Stockholders (see page 56)

Under Delaware law, you will not have dissenters’ or appraisal rights in connection with the mergers or the transactions.
Recommendation of the Board of Directors of Old Remy

The Old Remy board of directors, following the recommendation of a special committee of independent directors of the board of directors of Old Remy, has declared advisable and recommends that the Old Remy stockholders vote FOR the proposal to adopt the merger agreement and FOR the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement in accordance with its terms.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table consists of the results of operations and financial position of Remy International, Inc. ("Old Remy"), for all periods prior to August 14, 2012, which is the date that FNF obtained control of Old Remy. Financial information presented prior to August 14, 2012 is defined as being of the "Predecessor." The results of operations and financial position of Old Remy on FNF's basis of accounting combined with the results of operations and financial position of Imaging, are presented for periods subsequent to August 14, 2012. Financial information presented subsequent to August 14, 2012 is defined as being of the "Successor." Collectively, these entities constitute the predecessor to New Remy and New Holdco. We have not presented historical information for New Remy or New Holdco because these entities have not had any corporate activity since their formation other than the issuance of shares of common stock in connection with their initial capitalization. This information should be read in conjunction with the Annual Audited Financial Statements and the related notes thereto and the Interim Unaudited Financial Statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 has been derived from the Annual Audited Financial Statements included in this proxy statement/prospectus. The information as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 has been derived from Old Remy’s audited consolidated financial statements not included or incorporated by reference in this proxy statement/prospectus.

The selected unaudited combined financial information as of and for each of the nine month periods ended September 30, 2014 and 2013 are derived from the Interim Unaudited Financial Statements included in this proxy statement/prospectus. Such financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited periods. You should not rely on these interim results as being indicative of the results New Holdco may expect for the full year or any other interim period.
The following information is divided into information for the Successor and Predecessor periods. As used in the table below:

•
The “Successor” represents the combined financial position as of September 30, 2014, December 31, 2013 and 2012, and the combined results of operations for the nine months ended September 30, 2014 and 2013, the year ended December 31, 2013, and the period from August 15, 2012 through December 31, 2012, of Old Remy and Imaging. These periods reflect the application of purchase accounting to the assets and liabilities of Old Remy as of August 14, 2012, as described further in Note 2 to the Annual Audited Financial Statements, relating to FNF’s acquisition of a controlling interest in Old Remy.

•
The Predecessor represents the consolidated financial position and results of operations of Old Remy as previously reported for all periods prior to August 14, 2012. This presentation is on Old Remy’s historical basis of accounting without the application of purchase accounting related to FNF’s acquisition of a controlling interest in Old Remy.

Historical results are not necessarily indicative of the results to be obtained in the future.

	Successor				Predecessor
	Nine months ended September 30,		Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Years ended December 31,
(in thousands, except per share data)	2014	2013	2013	2012	2012	2011	2010	2009
Combined and Consolidated Statements of Operations Data:

Net sales	$900,896	$842,960	$1,140,183	$416,317	$723,278	$1,194,953	$1,103,799	$910,745
Cost of goods sold	780,954	711,048	954,402	348,176	574,639	925,052	866,761	720,723
Gross profit	119,942	131,912	185,781	68,141	148,639	269,901	237,038	190,022
Selling, general and administrative expenses	103,854	103,002	135,237	45,655	84,284	139,685	127,405	101,827
Intangible asset impairment charges	—	—	—	—	—	5,600	—	4,000
Restructuring and other charges	2,605	4,263	4,066	1,699	6,013	3,572	3,963	7,583
Operating income	13,483	24,647	46,478	20,787	58,342	121,044	105,670	76,612
Interest expense-net	15,041	14,698	18,978	9,529	17,473	30,900	46,739	49,534
Loss on extinguishment of debt and refinancing fees	—	2,737	2,737	—	—	—	19,403	—
Income (loss) before income taxes	(1,558)	7,212	24,763	11,258	40,869	90,144	39,528	27,078
Income tax expense (benefit)	4,064	2,959	8,959	2,854	(72,982)	14,813	18,337	13,018
Net income (loss)	(5,622)	4,253	15,804	8,404	113,851	75,331	21,191	14,060
Less: Net income attributable to noncontrolling interest	—	659	659	1,112	1,662	3,445	4,273	3,272
Net income (loss) attributable to combined entities	$(5,622)	$3,594	$15,145	$7,292	112,189	71,886	16,918	10,788
Preferred stock dividends					—	(2,114)	(30,571)	(25,581)
Loss on extinguishment of preferred stock					—	(7,572)	—	—
Net income (loss) attributable to common stockholders					$112,189	$62,200	$(13,653)	$(14,793)

Basic earnings (loss) per share: (1)
Earnings (loss) per share					$3.67	$2.14	$(1.33)	$(1.46)
Weighted average shares outstanding					30,589	29,096	10,278	10,130
Diluted earnings (loss) per share: (1)
Earnings (loss) per share					$3.63	$2.10	$(1.33)	$(1.46)
Weighted average shares outstanding					30,939	29,674	10,278	10,130
Dividends declared per common share					$0.20	$—	$—	$—

(1) No per share activity is included for the Successor period because the transactions have not occurred and New Remy and New Holdco have not issued any shares of stock other than in connection with their initial capitalization. For pro forma per share information, see "Unaudited Pro Forma Condensed Combined Financial Information".

	Successor			Predecessor
	As of September 30,	As of December 31,		As of December 31,
(in thousands)	2014	2013	2012	2011	2010	2009
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$62,328	$114,884	$111,733	$91,684	$37,514	$30,171
Working capital	223,889	252,658	231,783	139,567	81,762	72,723
Total assets	1,348,489	1,317,846	1,321,994	1,029,519	969,156	927,255
Long-term debt, net of current maturities	313,168	295,401	286,912	286,680	317,769	337,905
Accrued pension benefits, net of current portion	16,823	19,103	31,762	31,060	21,002	17,816
Total equity	602,968	615,588	617,858	317,344	77,473	82,988

SELECTED HISTORICAL FINANCIAL DATA OF IMAGING

The following selected historical financial information has been derived from unaudited financial statements of Imaging not included or incorporated by reference into this proxy statement/prospectus. Financial information for Imaging has been included in the Annual Audited Financial Statements subsequent to August 14, 2012, the date on which FNF obtained a controlling interest in Old Remy.

The selected unaudited financial information as of and for each of the nine month periods ended September 30, 2014 and 2013 include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited periods. You should not rely on these interim results as being indicative of results Imaging may expect for the full year or any other interim period.
Historical results are not necessarily indicative of the results to be obtained in the future.

	Nine months ended September 30,		Years ended December 31,
(in thousands)	2014	2013	2013	2012	2011

Results of Operations Data:
Net sales	$8,902	$8,745	$12,470	$4,970	$9,835
Cost of goods sold	6,039	5,730	8,213	4,366	6,469
Gross profit	2,863	3,015	4,257	604	3,366
Selling, general and administrative expenses	798	1,102	1,496	1,225	1,901
Operating income (loss)	2,065	1,913	2,761	(621)	1,465
Income tax expense (benefit)	785	727	1,050	(235)	558
Net income (loss)	$1,280	$1,186	$1,711	$(386)	$907

	As of September 30,	As of December 31,
(in thousands)	2014	2013	2012	2011

Balance Sheet Data:
Total assets	8,401	9,512	5,567	9,266
Total equity	7,472	5,999	3,555	7,389

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OLD REMY

The following selected historical consolidated financial information should be read in conjunction with Old Remy’s financial statements and the related notes thereto and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from Old Remy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which are incorporated by reference in this proxy statement/prospectus. The information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 has been derived from Old Remy’s audited consolidated financial statements, incorporated by reference in this proxy statement/prospectus. The information as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 has been derived from Old Remy’s audited consolidated financial statements not included or incorporated by reference in this proxy statement/prospectus.

The selected unaudited consolidated financial information as of and for each of the nine month periods ended September 30, 2014 and 2013 are derived from unaudited consolidated financial statements incorporated by reference in this proxy statement/prospectus. Such financial statements include, in Old Remy’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the unaudited periods. You should not rely on these interim results as being indicative of results Old Remy may expect for the full year or any other interim period.
Historical results are not necessarily indicative of the results to be obtained in the future. As described under “The Transactions - Accounting Treatment” on page 55, New Remy and Old Remy use different bases of accounting for the operations of Remy International, Inc., for periods after August 14, 2012, the date that FNF acquired shares giving it a majority ownership interest in Old Remy and requiring that it apply purchase accounting to the assets and liabilities of Old Remy. Further, following the consummation of the transactions described in this proxy statement/prospectus, New Holdco will use the same basis of accounting as that used by New Remy. As a result, readers of this proxy statement/prospectus should not place undue weight on the audited and unaudited financial statements and other financial information of Old Remy as prepared on its historical basis of accounting for periods following August 14, 2012.

	Nine months ended September 30,		Years ended December 31,
(in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Consolidated Statements of Operations Data:
Net sales	$887,095	$826,908	$1,118,580	$1,133,547	$1,194,953	$1,103,799	$910,745
Cost of goods sold	743,454	664,996	895,610	895,843	925,052	866,761	720,723
Gross profit	143,641	161,912	222,970	237,704	269,901	237,038	190,022
Selling, general and administrative expenses	104,434	102,325	134,413	129,520	139,685	127,405	101,827
Intangible asset impairment charges	—	—	—	—	5,600	—	4,000
Restructuring and other charges	2,605	4,263	4,066	10,271	3,572	3,963	7,583
Operating income	36,602	55,324	84,491	97,913	121,044	105,670	76,612
Interest expense-net	15,685	15,438	19,957	27,757	30,900	46,739	49,534
Loss on extinguishment of debt and refinancing fees	—	4,256	4,256	—	—	19,403	—
Income before income taxes	20,917	35,630	60,278	70,156	90,144	39,528	27,078
Income tax expense (benefit)	12,613	11,967	19,924	(71,229)	14,813	18,337	13,018
Net income	8,304	23,663	40,354	141,385	75,331	21,191	14,060
Less: Net income attributable to noncontrolling interest	—	659	659	2,774	3,445	4,273	3,272
Net income attributable to Remy International, Inc.	8,304	23,004	39,695	138,611	71,886	16,918	10,788
Preferred stock dividends	—	—	—	—	(2,114)	(30,571)	(25,581)
Loss on extinguishment of preferred stock	—	—	—	—	(7,572)	—	—
Net income (loss) attributable to common stockholders	$8,304	$23,004	$39,695	$138,611	$62,200	$(13,653)	$(14,793)

Basic earnings (loss) per share:
Earnings (loss) per share	$0.26	$0.74	$1.27	$4.53	$2.14	$(1.33)	$(1.46)
Weighted average shares outstanding	31,470	31,196	31,207	30,616	29,096	10,278	10,130
Diluted earnings (loss) per share:
Earnings (loss) per share	$0.26	$0.73	$1.26	$4.47	$2.10	$(1.33)	$(1.46)
Weighted average shares outstanding	31,585	31,338	31,388	30,990	29,674	10,278	10,130
Dividends declared per common share	$0.30	$0.30	$0.40	$0.30	$—	$—	$—

	As of September 30,	As of December 31,
(in thousands)	2014	2013	2012	2011	2010	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$62,328	$114,884	$111,733	$91,684	$37,514	$30,171
Working capital	218,343	248,726	230,332	139,567	81,762	72,723
Total assets	1,173,492	1,117,055	1,101,215	1,029,519	969,156	927,255
Long-term debt, net of current maturities	311,799	293,835	284,475	286,680	317,769	337,905
Post-retirement benefits other than pensions, net of current portion	1,478	1,628	1,969	1,918	1,371	1,552
Accrued pension benefits, net of current portion	16,823	19,103	31,762	31,060	21,002	17,816
Redeemable preferred stock	—	—	—	—	166,116	135,545
Retained earnings (accumulated deficit)	212,185	213,418	186,483	57,433	(14,453)	(10,535)
Total equity	486,607	491,157	471,508	317,344	77,473	82,988

UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

In the table below, we have provided historical per share data for Old Remy and pro forma per share data for New Holdco. We have assumed, for purposes of the pro forma per share data of New Holdco, that the transactions were completed on January 1, 2013 for purposes of presenting basic and diluted earnings per share and cash dividends declared per share for the nine months ended September 30, 2014 and for the year ended December 31, 2013; and we have assumed the transactions were completed on September 30, 2014 for purposes of presenting the book value per share as of September 30, 2014.

Old Remy common stock historical per share data (unaudited):

	Nine months ended September 30,	Year ended December 31,
(in thousands, except per share data)	2014	2013

Basic earnings per share:
Earnings per share	$0.26	$1.27
Weighted average shares outstanding	31,470	31,207
Diluted earnings per share:
Earnings per share	$0.26	$1.26
Weighted average shares outstanding	31,585	31,388
Dividends declared per common share	$0.30	$0.40

New Holdco common stock pro forma per share data (unaudited):

	Nine months ended September 30,	Year ended December 31,
(in thousands, except per share data)	2014	2013

Basic earnings (loss) per share:
Earnings (loss) per share	$(0.18)	$0.48
Weighted average shares outstanding	31,743	31,480
Diluted earnings (loss) per share:
Earnings (loss) per share	$(0.18)	$0.48
Weighted average shares outstanding	31,743	31,661
Dividends declared per common share	$0.30	$0.40

Comparative historical and pro forma book value per share as of September 30, 2014 (unaudited):

	Old Remy	New Holdco
	Historical	Pro Forma

Book value per common share	$15.21	$18.69

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION OF OLD REMY

The following information on per share market price and dividend information is for Old Remy.

Prior to December 13, 2012, there was no active public market for Old Remy's common stock, although the common stock was quoted on the Over-The-Counter Pink Sheets (“OTC Pink Sheets”) since December 14, 2007 under the symbol “RMYI.” On December 13, 2012, Old Remy became a listed company on NASDAQ and has traded under the ticker symbol "REMY".

The following table sets forth, for the periods indicated, the high and low prices quoted for Old Remy's common stock on the OTC Pink Sheets through December 12, 2012 and the high and low sales prices as reported on NASDAQ from December 13, 2012 to the date indicated, together with the amount of dividends.

	High	Low	Cash Dividends Declared
Year ended December 31, 2014
First quarter	$24.49	$18.05	$0.10
Second quarter	27.30	22.26	0.10
Third quarter	24.42	19.94	0.10
Fourth quarter (through November 24, 2014)	21.37	16.70	0.10

Year Ended December 31, 2013
First quarter	$19.37	$15.60	$0.10
Second quarter	19.08	15.95	0.10
Third quarter	21.50	18.11	0.10
Fourth quarter	23.81	20.10	0.10

Year Ended December 31, 2012
First quarter	$21.00	$16.50	$—
Second quarter	18.25	14.00	0.10
Third quarter	20.50	15.00	0.10
Fourth quarter	17.50	15.34	0.10

As of September 5, 2014, the last trading day prior to the public announcement of the transactions with FNF, the closing price per share of Old Remy common stock as reported on NASDAQ was $22.19. As of [ ], the most recent practicable date prior to the mailing of this proxy statement/prospectus, the closing price per share of Old Remy common stock was [ ].

Market price information for New Remy and New Holdco has not been provided because they are newly formed corporations, the shares of which are not publicly traded.

RISK FACTORS

In considering whether to vote for adoption of the agreement and plan of merger, you should consider carefully the following risks or investment considerations related to the transactions, in addition to the other information in this proxy statement/prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of the following risks actually occur, our business could be adversely affected.
Risks Relating to the Transactions

Officers and directors of Old Remy have certain interests in the Old Remy merger that are different from, or in addition to, the interests of Old Remy stockholders. These interests may be perceived to have affected their decision to support or approve the Old Remy merger.

Old Remy officers and directors have certain interests in the mergers that are different from, or in addition to, interests of stockholders of Old Remy. These interests include, but are not limited to:

•
the continued employment of substantially all of Old Remy’s executive officers as New Holdco’s executive officers and the continued service of certain of Old Remy’s directors as directors of New Holdco;

•	the indemnification of officers and directors of Old Remy by New Holdco for their services as such up to the time of the consummation of the mergers;

•
the fact that certain directors and officers of Old Remy are also directors and current or former officers of FNF, which currently beneficially owns approximately 51.1% of the outstanding common stock of Old Remy; and

•	the treatment of certain of the Old Remy equity awards held by certain directors of Old Remy in the mergers (including the acceleration and survival of such equity awards).

See “The Transactions--Interests of Certain Persons in the Transactions.”

The fairness opinion obtained by the special committee of the board of directors of Old Remy from UBS will not reflect changes in circumstances between signing the merger agreement and consummation of the mergers.

On September 7, 2014, UBS delivered its oral opinion to the special committee, subsequently confirmed by delivery of a written opinion dated September 8, 2014, that, after taking into account the transactions, the Old Remy exchange ratio is fair, from a financial point of view, to the holders of Old Remy’s common stock (other than FNF or any of its affiliates). However, Old Remy has not obtained an updated opinion as of the date of this proxy statement/prospectus from UBS. The UBS fairness opinion is based on financial, economic, market and other conditions in existence on, and the information available to UBS as of, the date delivered. Changes in the operations and prospects of Old Remy or Imaging, general market and economic conditions and other factors which may be beyond the control of Old Remy could alter such information and the opinion. The opinion will, however, not be updated as of the time the mergers will be completed. The special committee of the board of directors of Old Remy does not anticipate asking its financial advisor to update its opinion, and the opinion, which was given at the time the merger agreement was signed, does not address the fairness of the Old Remy exchange ratio, from a financial point of view, at the time of the special meeting or at the time the mergers are completed.

As a result of the accounting treatment for the mergers, New Holdco’s reported GAAP net earnings after the mergers will be significantly lower than Old Remy’s would have been, which could impact the market price of New Holdco common stock.

Under GAAP, New Holdco’s basis of accounting will be the same as that presented in the Annual Audited Financial Statements. This basis of accounting differs from that historically used by Old Remy, because under GAAP FNF was required to record the assets and liabilities of Old Remy at fair value as of August 14, 2012, the date that FNF acquired a majority of Old Remy’s common stock. These adjustments have no effect on the amount of cash generated by the operations of Old Remy, and the amount of cash flow from operations reported by New Holdco from the operations of Old Remy will be the same as Old Remy would have reported. However, the negative impact of such adjustments on

New Holdco’s GAAP net earnings after the mergers could have an adverse effect on the market price of New Holdco’s common stock.

If holders of FNFV Group common stock who receive New Holdco common stock in the transactions sell that stock immediately, it could cause a decline in the market price of New Holdco common stock.

All of the shares of New Holdco common stock to be issued in the transactions will be registered with the SEC under the registration statement of which this proxy statement/prospectus is a part, and therefore will be immediately available for resale in the public market, except with respect to shares issued in the transactions to certain affiliates (as that term is defined in Rule 405 of the Securities Act). The number of holders of New Holdco common stock immediately after the mergers will be substantially larger than the current number of holders of Old Remy common stock. Holders of FNFV Group common stock who are not directors, officers or affiliates of FNF may elect to sell the New Holdco shares they receive immediately after the transactions. Directors, officers and other affiliates of FNF may immediately resell the New Holdco shares they receive under Rule 144 of the Securities Act under certain conditions, one of which limits the amount of shares to the greater of 1% of the outstanding shares or the average weekly volume of trading of New Holdco stock for the four weeks prior to their proposed sale. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of New Holdco common stock may decline and could decline significantly before or at the time the transactions are completed, or immediately thereafter. If this occurs, or if other holders of New Holdco common stock sell significant amounts of New Holdco common stock immediately after the transactions are completed, it is likely that these sales would cause a decline in the market price of New Holdco common stock.
The spin-off could result in significant tax liability to FNF and to holders of FNFV Group common stock, and under certain circumstances New Holdco may have a significant indemnity obligation to FNF, which is not limited in amount or subject to any cap, if the spin-off is treated as a taxable transaction.
The spin-off is conditioned upon the receipt by FNF and New Remy of the opinion of Deloitte Tax LLP (“Deloitte”), tax advisor to New Remy, to the effect that the contribution and the spin-off should qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by FNF, New Remy, and Old Remy. Any inaccuracy in the representations or assumptions upon which such tax opinion is based, or failure by FNF, New Remy, or Old Remy to comply with any undertakings made in connection with such tax opinion, could alter the conclusions reached in such opinion. Opinions with respect to these matters are not binding on the U.S. Internal Revenue Service ("IRS") or the courts. As a result, the conclusions expressed in these opinions could be challenged by the IRS and a court could sustain such a challenge.
Even if the spin-off otherwise qualifies for tax-free treatment under Sections 355, 361 and 368(a) of the Code, the spin-off would result in a significant U.S. federal income tax liability to FNF (but not to holders of FNFV Group common stock) under Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of New Remy (including indirectly through acquisitions of New Holdco common stock) as part of a plan or series of related transactions that includes the spin-off. Current law generally creates a presumption that any acquisitions of the stock of New Remy within two years before or after the spin-off are part of a plan that includes the spin-off, although the parties may be able to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Old Remy does not expect that the mergers, by themselves, will cause Section 355(e) to apply to the spin-off. Further, it will be a condition to FNF's obligation to consummate the spin-off that FNF receive an opinion of Deloitte implicitly concluding that the mergers should not cause Section 355(e) to apply to the spin-off. This opinion will be based on certain representations and assumptions, and, as discussed above, will not be binding on the IRS or the courts. Further, notwithstanding such opinion, New Remy or New Holdco might inadvertently cause or permit a prohibited change in the ownership of New Remy or New Holdco to occur, thereby triggering a tax liability to FNF. If the spin-off is determined to be taxable to FNF, FNF would recognize gain equal to the excess of the fair market value of the New Remy common stock held by it immediately before the spin-off over FNF's tax basis therein. Open market purchases of New Holdco common stock by third parties without any negotiation with New Holdco will generally not cause Section 355(e) of the Code to apply to the spin-off.
If it is subsequently determined, for whatever reason, that the spin-off does not qualify for tax-free treatment, holders of FNFV Group common stock immediately prior to the spin-off, FNF could incur significant tax liabilities. Under the tax matters agreement, New Holdco will be obligated to indemnify FNF and its subsidiaries for any losses and taxes resulting from the failure of the spin-off to be a tax-free transaction described under Sections 355, 361 and 368(a) of the Code to the extent that such failure results from (i) any action by New Holdco or its subsidiaries within their respective control, or the failure to take any action; or (ii) any event or series of events as a result of which any person or persons would (directly or indirectly) acquire or have the right to acquire from New Holdco or New Remy and/or one or more direct or indirect holders of outstanding shares of New Holdco equity interests or New Remy equity interests that would, when combined with any other changes in the ownership of New Remy or New Holdco, cause the spin-off to be a taxable event to FNF as a result of the application of section 355(e) of the Code.
New Holdco may decide to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.
In the tax matters agreement, New Holdco will covenant that following the mergers it will not take any action, or fail to take any action, which action or failure to act is inconsistent with the spin-off qualifying for tax-free treatment under Sections 355, 361 and 368(a) of the Code. Further, the tax matters agreement will require that New Holdco generally indemnify FNF and its subsidiaries for any taxes or losses incurred by FNF resulting from an act or inaction on the part of New Holdco and/or its subsidiaries or resulting from Section 355(e) of the Code applying to the spin-off because of certain acquisitions of equity interests in New Holdco or New Remy. As a result, New Holdco might determine to forgo certain transactions that might have otherwise been advantageous in order to preserve the tax-free treatment of the spin-off. Open market purchases of New Holdco common stock by third parties without any negotiation with New Holdco will generally not cause Section 355(e) of the Code to apply to the spin-off.
In particular, New Holdco might determine to continue to operate certain of its business operations for the foreseeable future even if a liquidation or sale of such business might have otherwise been advantageous. Moreover, in light of the mergers as well as certain other transactions that might be treated as part of a plan that includes the spin-off for Section 355(e) purposes (as discussed above), New Holdco might determine to forgo certain transactions, including share repurchases, stock issuances, asset dispositions or other strategic transactions for some period of time following the mergers.
Risks Relating to New Holdco’s Business after the Mergers

The following risks will apply to the business of New Holdco upon completion of the mergers.
General economic conditions may have an adverse effect on our business, financial condition and results of operations.
The recent global financial crisis has impacted our business and our customers' businesses in the United States and globally. During 2009, the United States experienced its lowest light vehicle production rate in over 25 years, and commercial vehicle production declined by 38%. Since 2009, U.S. vehicle production has improved, but is still less than the average for the period during 2000 to 2007. The light and commercial vehicle industries in Europe and Asia faced similar trends. Continued weakness or deteriorating conditions in the U.S. or global economy that result in reduction of vehicle production and sales by our customers may harm our business, financial condition and results of operations. Additionally, in a down-cycle economic environment, we may experience increased competitive pricing pressure and customer turnover.
Deteriorating economic conditions impact driving habits of both consumers and commercial operators, leading to a reduction in miles driven. If total miles driven decreases, demand for our aftermarket products could decline due to a reduction in the need for replacement parts.
Difficult economic conditions may cause changes to the business models, products, financial condition, consumer financing and rebate programs of the OEMs. This could reduce the number of vehicles produced and purchased, which would, in turn, reduce the demand for both our OEM and aftermarket products. Our contracts do not require our customers to purchase any minimum volume of our products.
Recent economic conditions have generally increased the availability of capital and decreased the cost of financing. If we, our customers or our suppliers experience a material tightening in the availability of credit, it could adversely affect us. Among other possible effects, we may have to pay suppliers in advance or on short credit terms, which would harm our liquidity or lead to production interruptions.

Risks specific to the light and commercial vehicle industries will affect our business.
Our operations, and, in particular, our original equipment, or OE, business, are inherently cyclical and depend on many industry-specific factors such as:

•	credit availability and interest rates;

•	fuel prices and availability;

•	consumer confidence, spending and preference;

•	costs related to environmental hazards;

•	governmental incentives; and

•	political volatility.

Our business may also be adversely affected by regulatory requirements, trade agreements, our customers' labor relations issues, reduced demand for our customers' product programs that we currently support, the receipt of sales orders for new or redesigned products that replace our current product programs and other factors. The current political environment has led, and may lead in the future, to further federal, state and local government budget cuts. Old Remy has in the past received governmental grants that benefit our industry. A significant adverse change in any of these factors may reduce automotive production and sales by our customers, which would materially harm our business, financial condition and results of operations.
Inventory levels and our OE customers' production levels also affect our OE sales. We cannot predict when our customers either increase or reduce inventory levels. This may result in variability in our sales and financial condition. Uncertainty regarding inventory levels may be exacerbated by our customers or governments initiating or terminating consumer financing programs.
Longer useful product life of parts may reduce aftermarket demand for some of our products.
In 2012 and 2013, roughly half of Old Remy’s net sales were to aftermarket customers. The average useful life of automotive parts has been steadily increasing in recent years due to improved quality and innovations in products and technologies. The longer product lives allow vehicle owners to replace parts of their vehicles less often. Additional increases in the average useful life of automotive parts are likely to reduce the demand for our aftermarket products, which could materially harm our business, financial condition and results of operations.
We may incur material losses and costs as a result of product liability and warranty claims, litigation and other disputes and claims.
We are exposed to warranty and product liability claims if our products fail to perform as expected. Old Remy has in the past been, and we may in the future be, required to participate in a recall of those products. If public safety concerns are raised, we may have to participate in a recall even if our products are ultimately found not to be defective. Vehicle manufacturers have experienced increasing recall campaigns in recent years. Our customers and other OEMs are increasingly looking to us and other suppliers for contribution when faced with recalls and product liability claims. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, our business, financial condition and results of operations could materially suffer.
We may also be exposed to product liability claims, warranty claims and damage to our reputation if our products (including the parts of our products produced by third-party suppliers) actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury or property damage. Recalls may also cause us to lose additional business from our customers. Material product defect issues may subject us to recalls of those products and restrictions on bidding on new customer programs. Old Remy has in the past incurred, and we could in the future incur, material warranty or product liability losses and costs to defend these claims.
Old Remy is also involved in various legal proceedings. See Note 21 of notes to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. There can be no assurance as to the ultimate outcome of any of these legal proceedings, and future legal proceedings may materially harm our business, financial condition and results of operations.
Changes in the cost and availability of raw materials and supplied components could harm our financial performance.
We purchase raw materials and component parts from outside sources. The availability and prices of raw materials and component parts may change due to, among other things, new laws or regulations, increased demand from the automotive sector and the broader economy, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. In recent years, market conditions have caused significant increases in the price of some raw materials and component parts and, in some cases, reductions in short-term availability. We are especially susceptible to changes in the price and availability of copper, aluminum, steel and certain rare earth magnets. The price of these materials has fluctuated significantly in recent years. An increase in the price of these materials, or a reduction in their supply, could harm our business.
Raw material price inflation and availability have placed significant operational and financial burdens on automotive suppliers at all levels, and are expected to continue for the foreseeable future. Our need to maintain a continuing supply of raw materials and components makes it difficult to resist price increases and surcharges imposed by our suppliers. Further, it is difficult to pass cost increases through to our customers, and, if passed through, recovery is typically delayed. Because the recognition of the cost/benefit and the price recovery/reduction do not occur in the same period, the impact of a change in commodity cost is not necessarily offset by the change in sales price in the same period. Accordingly, a change in the supply of, or price for, raw materials and components could materially harm our business, financial condition and results of operations.
Disruptions in our or our customers' supply chain may harm our business.
We depend on a limited number of suppliers for certain key components and materials. In order to reduce costs, our industry has been rationalizing and consolidating its supply base. Suppliers may delay deliveries to us due to failures caused by production issues, and they may also deliver non-conforming products. Recently, several of Old Remy’s suppliers have ceased operations.
If one of our suppliers experiences a supply shortage or disruption, we may be unable to procure the components from another source to produce the affected products. The lack of a subcomponent necessary to manufacture one of our products could force us to cease production. Shortages and disruptions could be caused by many problems, such as closures of one of our suppliers' plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions or political upheaval, or logistical complications due to weather, natural disasters, mechanical failures or delayed customs processing. Also, we and our suppliers deliver products on a just-in-time basis, which is designed to maintain low inventory levels but increases the risk of supply disruptions.
Products delivered by our suppliers may fail to meet quality standards. Potential quality issues could force us to halt deliveries while we revalidate the affected products. When deliveries are not timely, we have to absorb the cost of identifying and solving the problem, as well as expeditiously producing replacement components or products. We may also incur costs associated with “catching up,” such as overtime and premium freight. Our customers may halt or delay their production for the same reason if one of their suppliers fails to deliver necessary components. This may cause our customers to suspend their orders or instruct us to suspend delivery of our products, which may harm our business, financial condition and results of operations. In turn, if we cause a customer to halt production, the customer may seek to recoup its losses and expenses from us, which could be significant or include consequential losses.
Shortages of and volatility in the price of oil may materially harm our business, financial condition and results of operations.
The price and availability of oil impacts our business in numerous ways. Oil prices are very volatile. In general an increase in oil prices, or a shortage of oil, may reduce demand for vehicles or shift demand to smaller, more fuel-efficient vehicles, which provide lower profit margins. Also, an increase in oil prices may reduce the average number of miles driven. Lower vehicle demand or average number of miles driven would, in turn, reduce the demand for both our OE and aftermarket products. An increase in the price of oil could also increase the cost of the plastic components we use in our products. Conversely, lower fuel prices may negatively impact demand for hybrid-powered vehicles, which may also adversely affect our business. Accordingly, shortages and volatility in the price of oil may materially harm our business, financial condition and results of operations.

The loss or the deteriorating financial condition of a major customer could materially harm our business, financial condition and results of operations.
The majority of our sales are to automotive and heavy-duty OEMs, OEM dealer networks, automotive parts retail chains and warehouse distributors. We depend on a small number of customers with strong purchasing power. Our five largest customers represented 47% and 49% of Old Remy's net sales for 2013 and 2012, respectively. GM, our largest customer, accounted for 16% and 19% of Old Remy's net sales for 2013 and 2012, respectively. Net sales to Hyundai accounted for approximately 10% and 9% of Old Remy's net sales for the years ended December 31, 2013 and 2012. OE and OES customers accounted for 60% and 62% of Old Remy's net sales for 2013 and 2012, respectively.

One or more of our top customers may cease to require all or any portion of the products or services we currently provide or may develop alternative sources, including their own in-house operations, for those products or services. For example, our contract with one large U.S. automotive parts retailer is currently under negotiation for renewal and its continuation cannot be guaranteed.
Customers may restructure, which could include significant capacity reductions or reorganization under bankruptcy laws. The loss of any of our major customers, reduction in their demand for our products or substantial restructuring activities by our major customers could materially harm our business, financial condition and results of operations.
We face substantial competition. Our failure to compete effectively could adversely affect our net sales and results of operations.
The automotive industry is highly competitive. We and most of our competitors are seeking to expand market share with new and existing customers. Our customers award business based on, among other things, price, quality, service, delivery, manufacturing and distribution capability, design and technology. Our competitors' efforts to grow market share could exert downward pressure on our product pricing and margins. Overseas manufacturers, particularly those located in China, are increasing their operations and could become a significant competitive force in the future. If we are unable to differentiate our products or maintain low-cost manufacturing, we may lose market share or be forced to reduce prices, which would lower our margins. Our business may also suffer if we fail to meet customer requirements.
Some of our competitors may have advantages over us, which could affect our ability to compete effectively. For example, some of our competitors:

•	are divisions or subsidiaries of companies that are larger and have substantially greater financial resources than we do;

•	are affiliated with OEMs or have a “preferred status” as a result of special relationships with certain customers;

•	have economic advantages as compared to our business, such as patents and existing underutilized capacity; and

•	are domiciled in areas that we are targeting for growth.

OEMs and suppliers are developing strategies to reduce costs and gain a competitive advantage. These strategies include supply base consolidation and global sourcing. The consolidation trend among automotive parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future, our financial condition and results of operations could suffer due to a reduction of, or inability to increase, sales sufficient to offset other price increases.
Our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements.
Work stoppages or other labor issues at our facilities or the facilities of our customers or suppliers could adversely affect our operations.
Some of our employees, and a substantial number of the employees of our largest customers, of our suppliers and of other suppliers to the automotive industry, are members of industrial trade unions and are employed under the terms of collective bargaining agreements. To our knowledge, 3,702 of our employees globally are represented by trade unions. Difficult conditions in the light and commercial vehicle industries and actions taken by us, our customers, our suppliers and other suppliers to address negative industry conditions may have the side effect of exacerbating labor relations problems, which could increase the possibility of work stoppages.
We may not be able to negotiate acceptable contracts with unions, and our failure to do so may result in work stoppages. We have agreements with a number of unions in different countries. These agreements expire or are subject to renewal at various times. One or more of these unions could elect not to renew its contract with us. Also, work stoppages at our customers, our suppliers or other suppliers to the automotive industry could cause us to shut down our production facilities or prevent us from meeting our delivery obligations to our customers. The industry's reliance on just-in-time delivery of components could also worsen the effects of any work stoppage. A work stoppage at one or more of our facilities, or the facilities of suppliers and our customers, could materially harm our business, financial condition and results of operations.
Our success partly depends on our development of improved technology-based products and our ability to adapt to changing technology.
Some of our products are subject to changing technology or may become less desirable or be rendered obsolete by changes in legislative, regulatory or industry requirements. Our future success depends on our ability to anticipate and adapt to these changes. We may be unable to achieve and maintain the technological advances, machinery and knowledge that may be necessary for us to remain competitive.
We may need to incur capital expenditures and invest in research and development and manufacturing in amounts exceeding our current expectations. We may decide to develop specific technologies and capabilities in anticipation of customers' demands for new innovations and technologies. If this demand does not materialize, then we may be unable to recover the costs incurred to develop those particular technologies and capabilities. If we are unable to recover these costs, or if any development programs do not progress as expected, our business could materially suffer.
To compete, we must be able to launch new products to meet our customers' demand in a timely manner. However, we may be unable to install and certify the equipment needed to manufacture products for new programs in time for the start of production. Transitioning our manufacturing facilities and resources to full production under new product programs may impact production rates and other operational efficiency measures at our facilities. Our customers may not launch new product programs on schedule. Our failure to successfully launch new products, a delay by our customers in introducing our new products or a failure by our customers to successfully launch new programs, could materially harm our business, financial condition and results of operations.
We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance of our customers' vehicles or of our products, delays in product development and failure of products to operate properly. Further, we may be unable to adequately protect our technological developments, which could prevent us from maintaining a sustainable competitive advantage.
A failure to attract and retain executive officers and key personnel could harm our ability to operate effectively.
Our ability to operate our business and implement our strategies effectively partly depends on the efforts of our executive officers and other key employees. Our future success will depend on, among other factors, our ability to attract and retain other qualified personnel in key areas, including engineering, sales and marketing, operations, information technology and finance. The loss of the services of any of our key employees or our failure to attract or retain other qualified personnel could materially harm our business, financial condition and results of operations.
We may be unable to take advantage of, or successfully complete, potential acquisitions, business combinations and joint ventures.
We may pursue acquisitions, business combinations or joint ventures that we believe present opportunities to enhance our market position, extend our technological and manufacturing capabilities or realize significant synergies, operating expense reductions or overhead cost savings. This strategy will partly depend on whether suitable acquisition targets or joint ventures are available on acceptable terms and our ability to finance the purchase price of acquisitions or the investment in joint ventures. We may also be unable to take advantage of potential acquisitions, business combinations or joint ventures because of regulatory or other concerns. For example, the agreements governing our indebtedness may restrict our ability to engage in certain mergers or similar transactions.

Acquisitions, business combinations and joint ventures may expose us to additional risks.
Any acquisition, business combination or joint venture that we engage in, including the acquisition of Imaging, could present a variety of risks. These risks include, but are not limited to, the following:

•	the incurrence of debt or contingent liabilities and an increase in interest expense and amortization expenses related to intangible assets with definite lives;

•	our failure to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator, despite any investigation we make before the acquisition;

•	the diversion of management's attention from our core operations as they attend to any business integration issues that may arise;

•	the loss of key personnel of the acquired company or joint venture counterparty;

•	our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights;

•	difficulties in combining the standards, processes, procedures and controls of the new business with those of our existing operations;

•	difficulties in coordinating new product and process development;

•	difficulties in integrating product technologies; and

•	increases in the scope, geographic diversity and complexity of our operations.

Our failure to integrate acquired businesses successfully into our existing businesses could cause us to incur unanticipated expenses and losses, which could materially harm our business, financial condition and results of operations.
We may enter into joint ventures in the future. Our interests may not always be aligned with the interests of our joint venture partners. For example, our partners may negotiate on behalf of customers of the joint venture for sales terms that are not in the best interest of the joint venture. Our joint venture partner could own a business that competes with the joint venture and our businesses. Accordingly, there may be a misalignment of incentives between us and our joint venture partners that could materially harm our business, financial condition and results of operations.
Our lean manufacturing and other cost saving plans may not be effective.
Our operations strategy includes goals such as improving inventory management, customer delivery, plant and distribution facility consolidation and the integration of back-office functions across our businesses. If we are unable to realize anticipated benefits from these measures, our business, financial condition and results of operations may suffer. Moreover, the implementation of cost-saving plans and facilities integration may disrupt our operations and financial performance.
Our global operations subject us to risks and uncertainties.
We have business and technical offices and manufacturing facilities in many countries, including Brazil, China, Hungary, Mexico, South Korea and Tunisia, which may have less developed political and economic environments than the United States. International operations are subject to certain risks inherent in conducting business outside the United States, including, but not limited to, the following:

•	general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;

•	agreements may be difficult to enforce and receivables may be difficult to collect through a foreign country's legal system;

•	foreign customers may have longer payment cycles;

•
foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose burdensome tariffs or adopt other restrictions on foreign trade or investment (such as repatriation restrictions or requirements, quotas, exchange controls and anti-dumping duties);

•	intellectual property rights may be more difficult to enforce in foreign countries;

•	unexpected adverse changes in foreign laws or regulatory requirements may occur;

•	compliance with a variety of foreign laws and regulations may be difficult;

•	compliance with international tax laws may be burdensome and result in additional costs and possibly fines;

•	overlap of different tax structures may subject us to additional taxes;

•	changes in currency exchange rates;

•	export and import restrictions, including tariffs and embargoes;

•	shutdowns or delays at international borders;

•	more expansive rights of foreign labor unions;

•	nationalization, expropriation and other governmental action;

•	political and civil instability;

•	domestic or international terrorist events, wars and other hostilities;

•	laws governing international relations (including the Foreign Corrupt Practices Act and the U.S. Export Administration Act); and

•	global operations may strain our internal control over financial reporting or cause us to expend additional resources to keep those controls effective.

If certain of the risks described above were to occur, we may decide to shift some of our operations from one jurisdiction to another, which could result in added costs. If we acquire new businesses, we may be unable to effectively and quickly implement pre-existing controls and procedures intended to mitigate these uncertainties and risks. The longer supply chains resulting from global operations may also increase our working capital requirements. These uncertainties could materially harm our business, financial condition and results of operations. As we continue to expand our business globally, our success will partly depend on our ability to anticipate and effectively manage these and other risks.
International trade policies may impact demand for our products and our competitive position.
Government policies on international trade and investment such as import quotas, capital controls or tariffs, whether adopted by individual governments or addressed by regional trade blocs, can affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. The implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs or new barriers to entry, in countries in which we sell large quantities of products and services could negatively impact our business, results of operations and financial condition. For example, a government's adoption of “buy national” policies or retaliation by another government against such policies could have a negative impact on our results of operations.
We are exposed to domestic and foreign currency fluctuations that could harm our business, financial condition and results of operations.
As a result of our global presence, a significant portion of our net sales and expenses are denominated in currencies other than the U.S. dollar. We are accordingly subject to foreign currency risks and foreign exchange exposure. These risks and exposures include, but are not limited to, the following:

•	transaction exposure, which arises when the cost of a product originates in one currency and the product is sold in another currency;

•	translation exposure on our income statement and comprehensive income statement, which arises when the income statements of our foreign subsidiaries are translated into U.S. dollars; and

•	translation exposure on our balance sheet, which arises when the balance sheets of our foreign subsidiaries are translated into U.S. dollars.

We source many of our parts, components and finished products from Mexico, Europe, North Africa and Asia. The cost of these products could fluctuate with changes in currency exchange rates. Changes in currency exchange rates could also affect product demand and require us to reduce our prices to remain competitive.
During the years ended December 31, 2013 and 2012, approximately 34% of Old Remy’s net sales in both years were transacted outside the United States. Fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency.
Historically, there have been extreme and unprecedented volatility in foreign currency exchange rates. These fluctuations may occur again and may impact our financial results. We cannot predict when, or if, this volatility will cease or the extent of its impact on our future financial results. Accordingly, exchange rate fluctuations may therefore materially harm our business, financial condition and results of operations.
Our future growth may be influenced by the adoption of hybrid and electric vehicles.
Our growth may be influenced by the adoption of hybrid and electric vehicles, and we are subject to the risk of any reduced demand for hybrid or electric vehicles. If customers do not adopt hybrid and electric vehicles, our business, financial condition and results of operations may be affected. The market for hybrid and electric vehicles is relatively new and rapidly evolving and is characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing customer demands and behaviors. Factors that may influence the adoption of hybrid and electric vehicles include, but are not limited to, the following:

•
perceptions about hybrid vehicle and electric vehicle quality, safety, design, performance and cost, especially if adverse events occur that are linked to the quality or safety of hybrid or electric vehicles;

•	the availability of vehicles using alternative technologies or fuel sources;

•	perceptions about, and the actual cost of purchasing and operating, vehicles using alternative technologies or fuel sources;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for hybrid and electric vehicles;

•	the environmental consciousness of customers;

•	volatility in the cost of oil, gasoline and diesel;

•
perceptions of the dependency of the United States on oil from unstable or hostile countries, and government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	the availability of tax and other governmental incentives to purchase and operate hybrid or electric vehicles or future regulation requiring increased use of non-polluting vehicles; and

•	macroeconomic factors.

Additionally, our customers may become subject to regulations that require them to alter the design of their hybrid or electric vehicles, which could negatively impact consumer interest in their vehicles, resulting in a decline in the demand for our products. The influence of any of the factors described above may cause current or potential customers to cease to purchase our products, which could materially harm our business, financial condition and results of operations.
Escalating pricing pressures from our customers and other customer requirements may harm our business, financial condition and results of operations.
The automotive industry has been characterized by significant pricing pressure from customers for many years. This trend is partly attributable to the strong purchasing power of major OEMs and aftermarket customers. Virtually all automakers and aftermarket customers have implemented aggressive price reduction initiatives and objectives each year with their suppliers, and we expect these actions to continue in the future. As our customers grow, including through consolidation, their ability to exert pricing pressure increases. Old Remy’s customers have often expected it to quote fixed prices or contractually obligated it to accept prices with annual price reductions. Price reductions have impacted Old Remy’s sales and profit margins and are expected to impact New Holdco’s sales and profit margins in the future. As a result, we may choose to no longer continue programs with certain customers due to unacceptable competitive pricing or terms. For example, our contract with a large U.S. automotive parts retailer is currently under negotiation for renewal and its continuation cannot be guaranteed. Further, our future profitability will partly depend on our ability to reduce costs. If we are unable to offset customer price reductions through improved operating efficiencies, new manufacturing processes, technological improvements, sourcing alternatives and other cost reduction initiatives, these price reductions may materially harm our business, financial condition and results of operations.
Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract. The costs that we incur to fulfill these contracts may vary substantially from our initial estimates. Unanticipated cost increases may occur as a result of several factors, including increases in the costs of labor, components or materials. Although in some cases we are permitted to pass on to our customers the cost increases associated with specific materials, cost increases that we cannot pass on to our customers could harm our business, financial condition, and results of operations.
Further, consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer's investment in inventory held for sale. These measures include extended payment terms for purchased inventory (often coupled with customer-supplied factoring arrangements), our supply of inventory without a cash deposit in respect of the cores included in the finished goods, and other arrangements. Participation in these initiatives requires us to incur factoring costs and to invest increased financial resources in cores. To the extent these demands increase in number and dollar volume, our financial condition and results of operations could suffer if our financing costs increase or we are unable to obtain adequate financing.
In addition, certain of our agreements with customers subject us to penalties if we fail to provide a minimum level of order fulfillment. To the extent we are unable to obtain certain materials or remanufacture the products under such contracts or we are unable to maintain necessary inventory levels, our financial condition and results of operations could be adversely affected.
Circumstances over which we have no control may affect our ability to deliver products to customers and the cost of shipping and handling.
We rely on third parties to handle and transport components and raw materials to our facilities and finished products to our customers. Due to factors beyond our control, including changes in fuel prices, political events, border crossing difficulties, governmental regulation of transportation, changes in market rates, carrier availability, disruptions in transportation infrastructure and acts of God, we may not receive components and raw materials, and may not be able to transport our products to our customers, in a timely and cost-effective manner, which could materially harm our business, financial condition and results of operations.
Freight costs are strongly correlated to oil prices, have been volatile in the past and are likely to be volatile in the future. As we incur substantial freight costs to transport materials and components from our suppliers, and to deliver finished products to our customers, an increase in freight costs could increase our operating costs, which we may be unable to pass to our customers.

Assertions by or against us relating to intellectual property rights could materially harm our business.
Our industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. There are likely issued patents owned by third parties that may relate to technology used in our industry and to which we do not have licenses. From time to time, third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business. See Note 21 of notes to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus.
Claims that our products or technology infringe third-party intellectual property rights, regardless of their merit or resolution, are frequently costly to defend or settle and divert the efforts and attention of management and technical personnel. In addition, many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, which have in the past required, and may in the future require, that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. We may not prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products or technology;

•	license technology from the third-party claiming infringement, which we may not be able to do on commercially reasonable terms or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based on our intellectual property rights;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish rights associated with one or more of our patent claims, if our claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.
We use a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could suffer.
Our success partly depends on our ability to protect our intellectual property and other proprietary rights. To accomplish this, we rely on a combination of intellectual property rights, including patents, trademarks and trade secrets, as well as customary contractual protections with our customers, distributors, employees and consultants, and through security measures to protect our trade secrets. It is possible that:

•
our present or future patents, trademarks, trade secrets and other intellectual property rights will lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights may not provide any competitive advantages to us;

•	our pending or future patent applications may not be issued or may not have the coverage we originally sought; and

•	our intellectual property rights may not be enforceable in jurisdictions where competition is intense or where legal protection may be weak.

Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents we own or license. If we pursue litigation to assert our intellectual property rights, we may incur substantial legal costs and an adverse decision in the litigation could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise harm our business.
Old Remy is also a party to a number of patent and intellectual property license agreements. Some of these license agreements require Old Remy to make one-time or periodic payments to the counterparties. We may need to obtain additional licenses or renew existing license agreements in the future, which we may not be able to do on acceptable terms.
Our confidentiality agreements with our employees and others may not adequately prevent the disclosure of our trade secrets and other proprietary information.
We have devoted substantial resources to the development of our trade secrets and other proprietary information. In order to protect our trade secrets and other proprietary information, we rely in part on confidentiality agreements with our employees, partners, independent contractors and other advisors. These agreements may not effectively prevent the disclosure of our confidential information and may not provide an adequate remedy in the event of unauthorized disclosure. Others may also independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret and other proprietary rights, and the failure to obtain or maintain trade secret protection could harm our competitive position.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our product agreements with certain customers include standard indemnification provisions under which we agree to indemnify customers for losses as a result of intellectual property infringement claims and, in some cases, for damages caused by us to property or persons. To the extent not covered by applicable insurance, a large indemnity payment could harm our business.
We are the subject of various legal proceedings that could have a material adverse effect on our revenue and profitability.
Old Remy is involved in various litigation matters, and we may, from time to time be involved in or the subject of governmental or regulatory agency inquiries or investigations. See Note 21 of notes to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus.
If we are unsuccessful in our defense in the litigation matters, or compliance with any governmental or regulatory rules, we may be forced to pay damages or fines and/or change our business practices, any of which could have a material adverse effect on our business and results of operations.
We have recorded a significant amount of goodwill and other intangible assets, which may become impaired in the future.
We have recorded a significant amount of goodwill and other identifiable intangible assets, including customer relationships, trademarks and developed technologies. In the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus, goodwill, which represents the excess of reorganization value over the fair value of the net assets of the businesses acquired, was $242.1 million as of December 31, 2013, or 18.4% of our total assets. Other intangible assets, net, were $308.0 million as of December 31, 2013, or 23.4% of our total assets.
Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge that is included in operating income. We are subject to financial statement risk if goodwill or other identifiable intangible assets become impaired. See Note 7 of notes to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus.

Unexpected changes in core availability or the market value of cores may harm our financial condition.
Cores are used starters or alternators that customers exchange when they purchase new products. If usable, we refurbish these cores into a remanufactured product that we sell to our aftermarket customers. If the availability of usable cores declines, we may have to purchase cores in the open market at values that may harm our business, financial condition and results of operations. If core market values decline below cost, then we would record a charge against our operating income for the devaluation of core inventory. This devaluation may harm our results of operations.
Environmental and health and safety liabilities and requirements could require us to incur material costs.
We are subject to various U.S. and foreign laws and regulations relating to environmental protection and worker health and safety, including those governing:

•	discharges of pollutants into the ground, air and water;

•	the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste materials;

•	the investigation and cleanup of contaminated properties; and

•	the health and safety of our employees.

The nature of our operations exposes us to the risk of liabilities and claims with respect to environmental matters, including on-site and off-site treatment, storage and disposal of hazardous substances and wastes. Old Remy has given indemnities to subsequent owners for certain of its former operational sites, and Old Remy has separately received indemnification, subject to certain limitations, with respect to one of those sites. We could incur material costs in connection with these matters, including in connection with sites where we do not have indemnification from third parties, where the indemnitor ceases to pay under its indemnity obligations or where the indemnities otherwise become inapplicable or unavailable.
Environmental, health and safety-related requirements are complex, subject to change and have tended to become more and more stringent. Future developments could require us to make additional expenditures to modify or curtail our operations, install pollution control equipment or investigate and clean up contaminated sites. These developments may include, but are not limited to, the following:

•	the discovery of new information concerning past releases of hazardous substances or wastes;

•	the discovery or occurrence of compliance problems relating to our operations;

•	changes in existing environmental or health and safety laws or regulations or their interpretation, or the enactment of new laws or regulations; and

•	more rigorous enforcement by regulatory authorities.

These events could cause us to incur various expenditures and could also subject us to fines or sanctions, obligations to investigate or remediate contamination or restore natural resources, liability for third party property damage or personal injury claims and the imposition of new permitting requirements and/or the modification or revocation of our existing operating permits, among other effects. These and other developments could materially harm our business, financial condition and results of operation. See “Business of New Holdco-Environmental regulation”.
The catastrophic loss of one of our manufacturing facilities could harm our business, financial condition and results of operations.
While we manufacture our products in several facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our manufacturing facilities due to accident, labor issues, weather conditions, natural disaster, civil unrest or otherwise, whether short or long-term, could materially harm our business, financial condition and results of operations.

Changes in tax legislation in local jurisdictions may have an impact on our overall effective tax rate, which, in turn, may harm our profitability.
Our overall effective tax rate is equal to our total tax expense as a percentage of our pre-tax income or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that are consolidated for tax purposes in each jurisdiction. Losses in these jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate. Further, changes in tax legislation, such as changes in tax rates, transfer pricing regimes, the applicability of value added taxes and the imposition of new taxes, could have an adverse effect on profitability.
We have significant amounts of debt and will require significant cash flow to service our debt.
We have a significant amount of indebtedness, will continue to have a significant amount of indebtedness and may issue additional debt in the future. As of September 30, 2014 and December 31, 2013, Old Remy had $316.5 million and $293.8 million, respectively, of long-term debt outstanding. Our high levels of indebtedness could have important consequences, including but not limited to:

•	adversely affecting our stock price;

•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, which reduces the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse general economic or industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	making it more difficult for us to satisfy our obligations under our financing documents;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, general corporate purposes or other purposes;

•	placing us at a competitive disadvantage to our competitors who are not as highly leveraged; and

•	triggering an event of default under our credit facilities if we fail to comply with the related financial and other restrictive covenants.

In order to adequately service our indebtedness, we will require a significant amount of cash. Our future cash flow is subject to some factors that are beyond our control, and our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as delaying capital expenditures, refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be implemented on a timely basis or on satisfactory terms, or at all, and may not enable us to continue to satisfy our capital requirements. Restrictive covenants in our indebtedness may prohibit us from adopting any of these alternatives (with the failure to comply with these covenants resulting in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness). Our assets and cash flow may be insufficient to fully repay borrowings under our outstanding debt instruments, if accelerated upon an event of default. We may be unable to repay, refinance or restructure the payments of those debt instruments.
Our debt instruments restrict our current and future operations.
The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt, incur liens or issue certain equity;

•	declare or make distributions to our stockholders over $35.0 million in any fiscal year,

•	repurchase shares of our common stock or prepay certain debt;

•	make loans and certain investments;

•	make certain acquisitions of equity or assets;

•	enter into certain transactions with affiliates;

•	enter into mergers, acquisitions and other business combinations;

•	consolidate, transfer, sell or otherwise dispose of certain assets;

•	enter into sale and leaseback transactions;

•	enter into restrictive agreements;

•	make capital expenditures;

•	amend or modify organizational documents; and

•	engage in businesses other than the businesses we currently conduct.

In addition to the restrictions and covenants listed above, our debt instruments require us to comply with specified financial maintenance covenants. These restrictions or covenants could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict our corporate activities.
Any one or more of the risks discussed in this section, as well as events not yet contemplated, could result in our failing to meet the covenants and restrictions described above. Events beyond our control may affect our ability to comply with these covenants and restrictions, and an adverse development affecting our business could require us to seek waivers or amendments of these covenants or restrictions or alternative or additional sources of financing. We may be unable to obtain these waivers, amendments or alternatives on favorable terms, if at all.
A breach of any of the covenants or restrictions contained in any of our existing or future debt instruments, including our inability to comply with the financial maintenance covenants in these debt instruments, could result in an event of default under these debt instruments. An event of default could permit the agent or lenders under the debt instruments to discontinue lending, to accelerate the related debt, as well as any other debt to which a cross acceleration or cross default provision applies, and to institute enforcement proceedings against our assets or collateral that secure the extensions of credit under our outstanding indebtedness. The agent or lenders could terminate any commitments they had made to supply us with further funds. If the agent or lenders require immediate repayments, we may not be able to repay them in full. This could harm our financial results, liquidity, cash flow and our ability to service our indebtedness and could lead to our bankruptcy.
Substantially all of our domestic subsidiaries' assets are pledged as collateral under our credit facilities.
Substantially all of our domestic subsidiaries' assets are pledged as collateral for these borrowings. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the assets pledged to secure the indebtedness and may sell these assets in order to repay those borrowings, which could materially harm our business, financial condition and results of operations.
We operate as a holding company and will depend on our subsidiaries for cash to satisfy the obligations of the holding company.
We are a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flow of our subsidiaries. The payment of funds in the form of dividends, inter-company payments, tax sharing payments and other payments may in some instances be subject to restrictions under the terms of our subsidiaries' financing arrangements.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.
A significant portion of our borrowings accrue interest at variable rates and expose us to interest rate risks. A 1% increase in the current variable rate would have an immaterial impact on our interest expense because the rate on our Term B loan, our primary debt facility, would not rise above the LIBOR floor rate of 1.25% set under our Term B loan agreement. In addition, we have interest rate swaps in place with respect to approximately 48% of the principal amount of our Term B loan with an effective date of December 30, 2016.
Our ability to borrow under our revolving credit facility is subject to fluctuations of our borrowing base and periodic appraisals of certain of our assets. An appraisal could result in the reduction of available borrowings under this facility, which would harm our liquidity.
The borrowings available under our revolving credit facility are subject to fluctuations in the calculation of a borrowing base, which is based on the value of our domestic accounts receivable and inventory. The administrative agent for this facility causes a third party to perform an appraisal of the assets included in the calculation of the borrowing base either on a semi-annual basis or more frequently if our availability under the facility is less than $23.75 million during any 12-month period. If certain material defaults under the facility have occurred and are continuing, then the administrative agent has the right to perform this appraisal as often as it deems necessary in its sole discretion. If an appraisal results in a significant reduction of the borrowing base, then a portion of the outstanding indebtedness under the facility could become immediately due and payable.
New regulations related to conflict minerals could adversely impact our business.
In August 2012, the SEC adopted new regulations related to “conflict minerals,” which may complicate our supply chain. These regulations require annual reporting and disclosures for those companies who use conflict minerals mined from the Democratic Republic of the Congo (“DRC”) and adjoining countries in their products. Initial due diligence efforts were required in 2013, and initial disclosure requirements began in May 2014. Complying with these requirements could require us to incur significant expenses, including to ascertain the sources of conflict minerals in our products and to modify our processes and products, if required. SEC rules implementing these requirements may have the effect of reducing the pool of suppliers who can supply DRC conflict free components and parts, and we may not be able to obtain DRC conflict free products or supplies in sufficient quantities for our operations. Since our supply chain is complex, we may face reputational challenges with our customers, stockholders and other stakeholders if we are unable to sufficiently verify the origins for the conflict minerals used in our products. As such, these requirements could adversely affect the sourcing, supply and pricing of materials in our products
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price.
We will be subject to section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which generally will require our management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We may identify control deficiencies and be unable to remediate them before we must provide the required report on the effectiveness of our internal control over financial reporting. Old Remy has identified material weaknesses and significant deficiencies in its internal controls over financial reporting in the past, prior to becoming a public company, and we may identify additional deficiencies or weaknesses again in the future.
If we or our independent registered public accounting firm is unable to conclude that we have effective internal control over financial reporting, that could harm our operating results, cause investors to lose confidence in the accuracy and completeness of our reported financial information, cause the market price of our stock to fall, and we could become subject to investigations by NASDAQ, the SEC, or other regulatory authorities, which could require additional financial and management resources.

A disruption in our information technology (“IT”) systems could adversely impact our business and operations.
We rely on the accuracy, capacity and security of our IT systems, some of which are managed or housed by third parties, and our ability to continually update these systems in response to the changing needs of our business. We have incurred costs and may incur significant additional costs in order to implement the security measures that we feel are appropriate to protect our IT systems. Future attacks could result in our systems or data being breached and/or damaged by computer viruses or unauthorized physical or electronic access. Such a breach could result in not only business disruption, but also theft of our intellectual property or trade secrets and/or unauthorized access to controlled data and personal information stored in connection with our human resources function. Any interruption, outage or breach of our IT systems could adversely affect our business operations. To the extent that any data is lost or destroyed or any confidential information is inappropriately disclosed or used, it could adversely affect our competitive position or customer relationships, harm our business and possibly lead to claims, liability, or fines based upon alleged breaches of contract or applicable laws.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements.” These forward-looking statements involve a number of risks and uncertainties. New Holdco cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the anticipated benefits of the acquisition of Old Remy and New Remy by New Holdco, including New Holdco’s and Old Remy’s future financial and operating results, plans, objectives, expectations and intentions, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management and other statements that are not historical facts. You can find many of these statements by looking for words like “believes,” “expects,” “anticipates,” “estimates,” “may,” “should,” “will,” “could,” “plan,” “intend” or similar expressions in this document or in documents incorporated by reference in this document.
These forward-looking statements are based on the current beliefs and expectations of New Holdco’s and Old Remy’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: future financial results and liquidity, development of new products and services, the effect of competitive products or pricing, the effect of commodity and raw material prices, the impact of supply chain cost management initiatives, restructuring risks, customs duty claims, litigation uncertainties and warranty claims, conditions in the automotive industry, foreign currency fluctuations, costs related to re-sourcing and outsourcing products, the effect of economic conditions, and other risks identified in the “Risk Factors” section of this proxy statement/prospectus.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents referred to or incorporated by reference, the dates of those documents.

THE COMPANIES

Remy International, Inc.

Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6499

Remy International, Inc., which we refer to as Old Remy, is a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. It conducts substantially all of its operations through subsidiaries. Old Remy sells its products worldwide primarily under the “Delco Remy”, “Remy”, “World Wide Automotive”, and “USA Industries” brand names and its customers' widely recognized private label brand names. Old Remy's products include new and remanufactured, light-duty and heavy-duty starters and alternators for both original equipment and aftermarket applications, hybrid power technology, and multi-line products, such as constant velocity (“CV”) axles, disc brake calipers, and steering gears. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. Old Remy sells its products principally in North America, Europe, Latin America and Asia-Pacific.
Old Remy is one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Old Remy was incorporated in the State of Delaware in 1993 and on December 13, 2012 it completed its initial public offering and became a publicly traded company under the ticker symbol “REMY”.
Fidelity National Financial, Inc.

Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

Fidelity National Financial, Inc., which we refer to as FNF, is a leading provider of title insurance, technology and transaction services to the real estate and mortgage industries. FNF is organized into two groups, FNF Core Operations and Fidelity National Financial Ventures (“FNFV”). FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title - that collectively issue more title insurance policies than any other title company in the United States. FNF also provides industry-leading mortgage technology solutions and transaction services, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiaries, Black Knight Financial Services, LLC and ServiceLink Holdings, LLC. In addition, it owns majority and minority equity investment stakes in a number of entities, including Old Remy, Imaging, American Blue Ribbon Holdings, LLC, J. Alexander’s, LLC, Ceridian HCM, Inc., Comdata Inc. and Digital Insurance, Inc. On June 30, 2014, following a restructuring, FNF issued a tracking stock to FNF stockholders on a pro rata basis (the “FNFV Group common stock”) to track and reflect the performance of the portfolio company investments.
Fidelity National Technology Imaging, LLC
Fidelity National Technology Imaging, LLC
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

Fidelity National Technology Imaging, LLC, which we refer to as Imaging, is an indirect wholly owned subsidiary of FNF, and is a provider of document conversion, indexing and redaction services supporting government and private industries. Imaging is headquartered in San Jose, CA.

New Remy Holdco Corp.
New Remy Holdco Corp.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

New Remy Holdco Corp., which we refer to as New Holdco, is a newly-formed corporation that was organized in the State of Delaware on August 27, 2014 for the purpose of holding shares of Old Remy and New Remy following the mergers and serving as the new public company parent of Old Remy. Following the transactions, New Holdco will be renamed “Remy International, Inc.” and its common stock will be listed on NASDAQ under the ticker symbol “REMY”.
New Remy Corp.

New Remy Corp.
601 Riverside Avenue
Jacksonville, Florida 32204
Telephone: (904) 854-8100

New Remy Corp., which we refer to as New Remy, is a wholly owned subsidiary of FNF. New Remy was organized in the State of Delaware on August 27, 2014 for the purpose of holding shares of Old Remy and Imaging and effecting the transactions.
New Remy Merger Sub, Inc. and Old Remy Merger Sub, Inc.
New Remy Merger Sub, Inc. and Old Remy Merger Sub, Inc., which we refer to as Merger Sub One and Merger Sub Two respectively, are newly-formed corporations that were organized in the State of Delaware on August 27, 2014 for the purpose of effecting the transactions.

THE TRANSACTIONS

This section of the proxy statement/prospectus describes material aspects of the proposed transactions. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the merger agreement and the reorganization agreement, which are attached as Annex A and Annex B, respectively, and the other documents we refer you to for a more complete understanding of the transactions. In addition, important business and financial information about New Remy is included elsewhere in this proxy statement/prospectus and important business and financial information about Old Remy is incorporated into this proxy statement/prospectus by reference. See “Where You Can Find More Information”.
Introduction

On September 8, 2014, FNF and Old Remy announced that they had entered into a transaction providing for the indirect spin-off of FNF’s interest in Old Remy to the holders of FNFV Group common stock. In order to accomplish the transactions, FNF, New Remy, New Holdco, Merger Sub One, Merger Sub Two and Old Remy entered into a merger agreement and FNF and New Remy entered into a reorganization agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (i) the contribution by FNF of its interests in Imaging and Old Remy to New Remy, (ii) the distribution of all of the shares of capital stock of New Remy to a third-party exchange agent to be held for the benefit of the holders of the FNFV Group common stock, (iii) the merger of New Remy with and into Merger Sub One, a wholly owned subsidiary of New Holdco, and the conversion of New Remy shares into New Holdco shares and (iv) the merger of Old Remy with and into Merger Sub Two, a wholly owned subsidiary of New Holdco, and the conversion of Old Remy shares (other than those held by New Remy) into New Holdco shares. As a result, New Holdco, owning Old Remy and New Remy, will be an independent publicly traded company.
The Restructuring
Pursuant to the reorganization agreement, FNF will engage in a series of corporate transactions (the “restructuring”), including the following:

•
FNF will cause its subsidiaries to effect a series of distributions such that, following such distributions, FNF will directly own all of the outstanding Imaging units and the Old Remy shares currently owned by it, representing approximately 51.1% of the outstanding shares of Old Remy;

•	FNF will contribute to New Remy (i) all of the Old Remy shares owned by FNF and (ii) all of the Imaging units, in exchange for 100% of the shares of New Remy common stock (the “contribution”); and

•
immediately prior to the consummation of the mergers, FNF will cause all of the shares of New Remy common stock held by FNF to be distributed pro rata to the holders of the FNFV Group common stock (a separate class of FNF stock that tracks selected assets of FNF, including its interests in Old Remy and Imaging) by means of a book-entry transfer through the exchange agent (the “spin-off”).

After giving effect to the restructuring, New Remy, which will be 100% owned by holders of the FNFV Group common stock, will own all of the Old Remy common stock beneficially owned by FNF prior to the restructuring and all of the outstanding units in Imaging.
The Mergers

New Remy Merger
Upon satisfaction or waiver of each of the conditions to the merger agreement and immediately following the spin-off, Merger Sub One will merge with and into New Remy (the “New Remy merger”). New Remy will be the surviving corporation in the New Remy merger.
In the New Remy merger, each outstanding share of New Remy common stock (other than shares owned by New Remy) will be converted into a number of shares of New Holdco common stock equal to the New Remy exchange ratio. The New Remy exchange ratio is fixed pursuant to the merger agreement and will not be adjusted to reflect stock price changes prior to the date of the New Remy merger. We estimate that, based on the number of shares of FNFV Group common stock outstanding as of November 24, 2014, each New Remy shareholder would be entitled to receive approximately 0.17879 shares of New Holdco common stock in respect of each outstanding share of New Remy common stock. The number of outstanding shares of New Remy common stock is expected to equal the number of shares of FNFV Group common stock outstanding on the record date for the spin-off. New Remy stockholders will not receive any fractional shares in the merger. The exchange agent will aggregate and sell on the open market the fractional shares of New Holdco common stock that would otherwise be issued in the New Remy merger, and if a New Remy stockholder would have been entitled to receive a fractional share of New Holdco common stock in the New Remy merger, such stockholder will instead receive the net cash proceeds of the sale attributable to such fractional share. Each share of New Remy common stock owned by New Remy will be cancelled without consideration.
Old Remy Merger

Upon satisfaction or waiver of each of the conditions to the merger agreement and immediately after the New Remy merger, Merger Sub Two will merge with and into Old Remy (the “Old Remy merger”). Old Remy will be the surviving corporation in the Old Remy merger.
In the Old Remy merger, each outstanding share of Old Remy common stock (other than shares owned by Old Remy and New Remy) will be converted into the right to receive one share of New Holdco common stock. Each share of Old Remy common stock owned by Old Remy will be cancelled without consideration. Each share of Old Remy common stock owned by New Remy will remain issued and outstanding and will be unaffected by the Old Remy merger.
Effects of the Mergers
Neither of the mergers will occur unless both mergers occur, and following the mergers, Old Remy and New Remy will be wholly owned subsidiaries of New Holdco. Consummation of the mergers is conditioned on the restructuring, but the mergers are not a condition of the restructuring.
Upon completion of the transactions, we estimate that Old Remy’s former stockholders (other than FNF and its affiliates) will collectively own approximately 48.5% and holders of FNFV Group common stock will collectively own approximately 51.5% of the common stock of New Holdco.
Background of the Transactions

FNF has been the largest stockholder of Old Remy since 2007, when it acquired approximately 47% of Old Remy’s common stock in connection with Old Remy’s emergence from bankruptcy. Under Old Remy’s plan of reorganization, FNF was granted certain governance rights, including the right to appoint three of Old Remy’s seven directors and to designate the chairman of Old Remy’s board of directors. In January 2011, Old Remy completed a common stock rights offering in which a wholly-owned subsidiary of FNF acquired additional shares of Old Remy common stock, increasing FNF’s ownership of Old Remy’s common stock to 49.3% of the shares outstanding.
In August 2012, FNF made open market and privately negotiated purchases of shares that brought its ownership percentage to 51.1% of the outstanding common stock of Old Remy. Subsequently, George P. Scanlon, who was then the Chief Executive Officer of FNF, joined Old Remy’s board of directors following the resignation of another director who was not affiliated with FNF. In December 2012, Old Remy completed an initial public offering of stock and was listed on NASDAQ. The offering was structured as a subscription offering to eligible employees and was designed to increase the number of holders of Old Remy’s stock to the point that it would be eligible for listing on NASDAQ. Upon completion of the offering, FNF’s governance rights were automatically eliminated. In January 2013, Douglas K. Ammerman, an independent member of the board of directors of FNF and Chairman of its Audit Committee, joined the Old Remy board and is presently Chairman of Old Remy’s Audit Committee. Since that time, five of Old Remy’s eight directors have been affiliated with FNF.
In early 2014, FNF began to consider a possible distribution of its shares of Old Remy to FNF stockholders. An initial conversation was held with management of Old Remy at that time about a transaction structured similarly to the present one. However, FNF decided instead to pursue a reorganization of its own capital stock into two classes of tracking stock, one tracking the core operations of FNF and the other (the FNFV Group common stock) tracking FNF’s portfolio investments, including its ownership in Old Remy and Imaging. This reorganization was successfully completed in July 2014.
Following completion of this reorganization, FNF again evaluated a potential distribution of its interest in Old Remy and, possibly, another non-core business to the holders of FNFV Group common stock. Prior to the regularly scheduled meeting of the Old Remy board of directors on July 25, 2014, the directors of Old Remy were advised that FNF intended to present a proposal at the meeting for a transaction that would result in a spin-off of FNF’s shares in Old Remy to the FNFV Group stockholders. At the meeting, Brent Bickett, President of FNF and a member of Old Remy’s board of directors, outlined a proposal pursuant to which FNF would contribute its Old Remy shares and Imaging to a newly-formed corporation, New Remy, and distribute the shares of New Remy to FNFV Group stockholders in a tax-free spin-off. New Remy also would form a new entity, New Holdco, which in turn would form two new subsidiaries, Merger Sub One and Merger Sub Two. Immediately following the spin-off, New Remy would merge with Merger Sub One and Old Remy would merge with Merger Sub Two in tax-free reorganizations. In the mergers, holders of FNFV Group common stock and Old Remy stockholders would receive shares of New Holdco, which would be renamed Remy International, Inc., as described in “The Transactions-The Mergers”. Mr. Bickett proposed that the Old Remy board of directors form a special committee of independent directors to evaluate the proposal. FNF’s proposal contemplated that in the New Remy merger, each New Remy share would be exchanged for a number of shares of New Holdco common stock equal to (A) the sum of (i) 16,342,508 (representing the number of shares of Old Remy held by FNF) plus (ii) a number of shares of New Holdco common stock having a value of $10 million, representing the consideration for Imaging, divided by (B) the number of New Remy shares outstanding as of the closing of the transactions. The proposal did not include any guarantee of minimum earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, levels or of minimum working capital at Imaging.
Following Mr. Bickett’s presentation, the Old Remy board, with a quorum present, discussed the proposed transaction and who should serve on the special committee. The board unanimously (with one director not present at the meeting) resolved to appoint John H. Weber, Lawrence F. Hagenbuch and J. Norman Stout, each of whom are independent of FNF, as a special committee, and adopted resolutions establishing the special committee. The resolutions, among other things, authorized the special committee to: investigate the FNF proposal as the special committee deemed appropriate; evaluate the terms of the proposal; negotiate any element of the proposal; negotiate the terms of any definitive agreement with respect to the proposal; and report to the board of directors its recommendations and conclusions with respect to the proposal, including whether to recommend that the proposal was fair to and in the best interests of the Old Remy stockholders unaffiliated with FNF and should be approved by the board of directors, or to elect not to pursue the FNF proposal. The resolutions further provided that Old Remy’s board of directors would not approve the FNF proposal without a prior favorable recommendation of the special committee, thereby giving the special committee the ability to reject the proposed transaction if the committee concluded that it was not fair to the stockholders of Old Remy other than FNF and its affiliates. The resolutions also authorized the special committee to retain legal counsel, financial advisors and such other agents as the special committee deemed necessary or desirable in connection with its consideration of the FNF proposal.
Immediately following the full board meeting, the members of the special committee met separately without any other persons present. The members briefly discussed the potential merits of the proposed transaction for stockholders of Old Remy not affiliated with FNF, and agreed that, in light of the benefits to Old Remy of becoming independent of FNF, their goal would be to work diligently to achieve such a transaction on terms that would be fair to and in the best interest of such stockholders. They also discussed who among them should serve as chairman of the special committee, and chose Mr. Weber to serve in that role. In addition, the members of the special committee discussed retaining Willkie Farr & Gallagher LLP, or Willkie Farr, as counsel to the special committee in light of Willkie Farr’s past representation of Old Remy in its initial public offering and in a number of other matters. Mr. Weber indicated that he would contact Willkie Farr about representing the special committee and arrange for a meeting in the near future at which the special committee, with assistance from Willkie Farr, could further organize itself and plan for its consideration of the FNF proposal. Finally, the committee members discussed the need to retain a financial advisor free of any conflicts with FNF, and discussed several possible candidates.
On August 1, 2014, the special committee met telephonically with Willkie Farr to discuss the role of the special committee and the process it would follow in considering the FNF proposal, the terms of the FNF proposal and its impact on Old Remy, and its retention of legal and financial advisors. At the request of the special committee, John J. Pittas, President and Chief Executive Officer of Old Remy, also attended the meeting.
At the August 1 meeting, Willkie Farr outlined the FNF proposal and discussed with the special committee and Mr. Pittas certain effects the FNF proposal would have on Old Remy, including accounting and tax effects. Willkie Farr reported to the special committee on certain matters it had discussed with representatives of FNF and Old Remy, including the fact that FNF would shortly provide to the special committee draft documentation for the FNF proposal that would flesh out the terms of FNF’s proposal. Willkie Farr also discussed the role of a special committee considering a proposal such as the FNF proposal and various related matters, including matters of fiduciary duty, independence, process and the role of legal and financial advisors. There followed a discussion of committee member and advisor independence from FNF and its affiliates. Following discussion, the special committee determined to retain Willkie

Farr as its counsel. The special committee then began a discussion of prospective financial advisors and, during the course of that discussion, narrowed its choice of financial advisor to two candidates and authorized Willkie Farr to arrange for presentations to the special committee by each of the two candidates.
On August 5, 2014, counsel for FNF delivered drafts of the merger agreement and the reorganization agreement to Willkie Farr, which in turn provided them to the special committee. The special committee and Willkie Farr commenced reviewing the drafts, and communicated via phone and email about open issues and questions on the drafts.
On August 7, 2014, the special committee and Willkie Farr met telephonically to interview two potential financial advisors. The candidates addressed, and responded to questions from the special committee concerning, the firms’ and proposed team members’ respective experience with special committee representations; relevant industry experience; current and prior relationships with FNF, Old Remy and their respective affiliates; their initial perspectives on the special committee’s evaluation of the FNF proposal and potential avenues to improve the terms of the FNF proposal for Old Remy’s public shareholders; and their proposed fee arrangements. After interviewing the two firms, the special committee and Willkie Farr began a discussion of the qualifications of the two firms, but adjourned without making a decision.
On August 8, 2014, the special committee and Willkie Farr reconvened telephonically to continue discussion of the two financial advisor candidates. Following discussion, the special committee unanimously selected one of the interviewed candidates, UBS Securities LLC, or UBS, as its financial advisor and authorized Willkie Farr to negotiate with UBS its engagement letter on the terms that had been discussed with the special committee. Among the reasons for selecting UBS were its experience in advising special committees, its knowledge of transactions similar to those contemplated by the FNF proposal, its perspective on negotiating to improve the transaction for the benefit of Old Remy’s public shareholders, its knowledge of Old Remy and overall industry experience, and the special committee’s confidence in the capabilities of the senior members of the UBS team. Following the selection of UBS, Willkie Farr updated the special committee on several matters. The special committee also discussed with Willkie Farr the possibility of conditioning the transaction contemplated by the FNF proposal on the approval of a majority of Old Remy’s shareholders other than FNF and its affiliates, but also recognized that, in future negotiations with FNF, such a “majority of the minority” provision could be traded for other improvements to the FNF proposal that might provide greater benefits to Old Remy’s public shareholders. Finally, Willkie Farr provided a brief status report on issues raised by the drafts received from FNF’s counsel.
Following the August 8 meeting, UBS and Willkie Farr discussed and coordinated due diligence efforts with respect to Imaging and Old Remy. The special committee also directed Old Remy management to conduct a full due diligence review of Imaging and report back to the special committee. In addition, between August 8 and August 19, counsel to FNF provided drafts of the other principal documents, including the tax matters agreement and the services agreements, to Willkie Farr. During this period, Willkie Farr continued its review of the drafts received from counsel to FNF and provided summaries and issues lists, together with proposed markups of the drafts, to the special committee. Willkie Farr also provided the drafts to Old Remy management to get their input, based on their ongoing due diligence review of Imaging. In addition, Willkie Farr attorneys discussed with counsel for FNF on several occasions potential changes to the drafts received and clarifications of the intent of provisions proposed by FNF.
On August 19, 2014, the members of the special committee convened telephonically for an update by Mr. Weber on the due diligence efforts by UBS, Old Remy’s management and Willkie Farr and various issues that had been raised in the course of that process. The special committee was updated on progress in negotiation of the transaction documentation, and Mr. Weber indicated that a new issues list would be produced in the next few days by Willkie Farr and that a meeting would be required thereafter to provide to Willkie Farr the special committee’s guidance on a range of issues. The special committee also discussed the potential composition of the board of directors of the new holding company for Old Remy and the question of whether the transactions contemplated by the FNF proposal would constitute a change of control under Old Remy’s equity incentive plan, resulting in the vesting of outstanding equity grants. The special committee agreed to ask the compensation committee of Old Remy’s board of directors, which has the duty to interpret and administer Old Remy’s equity incentive plan, to determine whether the proposed transaction would constitute such a change of control. Subsequently, the compensation committee met, with its legal advisors, and determined that the proposed transaction did not constitute a change in control under the plan.
On August 21, 2014, the special committee met telephonically with Willkie Farr to discuss and provide to Willkie Farr guidance for negotiating various issues presented in the draft transaction documents produced by FNF. Among the issues discussed were those specifically relating to Imaging, including the adequacy of representations and warranties, interim operating covenants and non-competition and non-solicitation agreements from FNF and its affiliates, and those relating to the overall transaction, including tax matters, indemnification of FNF directors, closing conditions and termination rights, fees and expenses, and FNF’s proposal that the directors of the new holding company for Old Remy be the same as the current directors of Old Remy. Among other things, the special committee directed Willkie Farr to propose that: (i) additional representations and warranties and interim operating covenants be added regarding Imaging; (ii) certain fundamental representations and warranties in the merger agreement survive the merger (rather than terminating at the time of the merger, as proposed by FNF), and provide a basis for indemnification if breached; (iii) FNF agree that it would not compete in the business of Imaging and would not solicit employees of Imaging for employment with FNF, in each case for a five year period (the FNF draft had contained no non-compete or non-solicit provisions); (iv) the board of New Holdco would initially consist of six members, including the three special committee members (who were the only members of the Old Remy board not affiliated with FNF), Mr. Pittas, Mr. Ammerman and one additional director selected by FNF; (v) New Holdco would have no obligation to indemnify the board of directors of FNF for liabilities incurred by them in such capacity in connection with the transaction; and (vi) FNF would pay 100% of Old Remy’s costs and expenses from the transaction. Issues relating to valuation and a discussion of a “majority of the minority” provision were deferred until the special committee received input from UBS on the financial aspects of the FNF proposal. Following the meeting, Willkie Farr sent revised versions of the principal agreements to counsel for FNF that included these proposals and other changes favorable to the non-FNF stockholders of Old Remy.
On August 26, 2014, counsel for FNF responded to the proposals from Willkie Farr. In its response, FNF agreed to most of the changes requested by the special committee. However, FNF proposed that the non-compete and non-solicit would only have a two-year term, and that it would only be responsible for 50% of the costs and expenses incurred by Old Remy.
On August 27, 2014, the special committee met telephonically with UBS and Willkie Farr to hear and discuss UBS’s preliminary overview of the FNF proposal and valuation and recommendations for negotiating improvements in the financial terms of the FNF proposal. UBS began its presentation with a report on the progress in its ongoing due diligence review of Imaging and preliminary thoughts on a valuation of Imaging. UBS noted that valuing Imaging presents a number of challenges because it is a small business that was not managed by FNF on a standalone basis and it is a project-focused business with few long-term contracts and with its largest contract winding down. UBS also identified other issues that bore on valuation, including Imaging’s reliance on FNF employees who devote only a portion of their time to Imaging and the potential impact on revenue opportunities resulting from a loss of Imaging’s association with FNF. UBS also discussed with the special committee various considerations in seeking to obtain improved financial terms from FNF, including the incremental benefits to FNF of distributing its stake in Old Remy through the FNF proposal, which requires Old Remy’s agreement, over the benefits that could be available to FNF in a unilateral distribution of its stake without Old Remy’s agreement; precedent transaction data; and certain additional costs that Old Remy would bear as a result of the FNF proposal. UBS also described to the special committee its views on the potential impact of the accounting changes that would result from the transaction. As described elsewhere in this proxy statement/prospectus, New Holdco will present its financial statements on a different basis of accounting from Old Remy. UBS described the changes that would result, and advised the special committee that it did not believe the change in basis of accounting should materially impact its financial analysis.
Following its presentation, the special committee, UBS and Willkie Farr discussed the possible terms of counterproposals that could be made to FNF. The special committee determined that UBS should propose that FNF would not receive any consideration in respect of the contribution of Imaging, would otherwise receive one New Holdco share for each Old Remy share held by FNF and exchanged in the transaction, and would pay all of Old Remy’s fees and expenses relating to the transaction. The special committee directed UBS to collect updated estimates of the amounts of such fees and expenses and respond to FNF by Friday, August 29, 2014. Following this discussion, representatives of UBS left the meeting and the special committee and Willkie Farr discussed various other open issues and the status of negotiations on the transaction documents. Among other things, the special committee directed Willkie Farr to reiterate the request for five year non-compete and non-solicit agreements. Also, the committee members directed Willkie Farr to request that the term of the proposed license of the FNF trademark to Imaging be extended to three years, to provide additional value to Imaging. The special committee and Willkie Farr also discussed using a “majority of the minority provision” as leverage for eliminating or reducing the consideration FNF would receive for Imaging under the FNF proposal. Following the meeting, Willkie Farr delivered these proposals to counsel to FNF.
On August 31, 2014, representatives of FNF, Old Remy and UBS held a conference call for the purpose of reviewing and discussing the most significant open issues with respect to the FNF proposal, including the price to be paid by Old Remy for Imaging. The members of the special committee joined the call as well, but agreed in advance that any decisions on their part would be made separately in consultation with their advisors. During the call, FNF repeated its proposal that the purchase price for Imaging would be $10 million in value of New Holdco stock. FNF also proposed a three-year non-compete and non-solicit, agreed to a three-year trademark license for Imaging, and rejected the idea of a majority of the minority vote on the transaction. Mr. Weber, the chairman of the special committee, pressed the FNF representative on the financial terms with respect to Imaging, and proposed that FNF consider agreeing to grant New Holdco a right, at its option, to resell Imaging to FNF in the future at the price paid by New Holdco for Imaging. The FNF representative rejected the idea of a put right, but said that FNF was open to the idea of providing a guarantee that if the EBITDA generated by Imaging was less than $2 million per year over an undefined period, FNF would make payments to New Holdco that would result in New Holdco eventually receiving the $10 million purchase price back. The specific terms of this proposal were not discussed in detail on this call. Following the call, the special committee convened separately and discussed the FNF proposals and the idea of an EBITDA guarantee. The special committee believed that such a guarantee could provide important protection to the minority stockholders of Old Remy, and authorized Mr. Weber to try to work out an acceptable guarantee with representatives of FNF. In the event that such a guarantee could be agreed, the special committee would agree to FNF’s proposal to pay 50% of Old Remy’s fees and expenses and to drop its request for a majority of the minority vote. Mr. Weber then called the FNF representative and proposed a value of $6 million in New Holdco stock for Imaging and that if the total EBITDA of Imaging for the years 2015, 2016 and 2017 was less than $6 million, FNF would pay to Old Remy an amount equal to the shortfall of that EBITDA from $6 million. Mr. Weber further proposed that if FNF agreed to that proposal, the special committee would agree to the fee split and to forego a majority of the minority vote. The FNF representative expressed general agreement to the proposal.
On September 1, 2014, the special committee met telephonically with UBS and Willkie Farr to discuss developments in the negotiations from the previous day’s call with FNF and Old Remy. At the meeting, the special committee agreed that the $6 million price and the proposed “EBITDA guarantee” were a significant improvement in the financial terms of the FNF proposal and instructed Willkie Farr to draft the necessary contractual language for the EBITDA guarantee and include it in the next draft of the reorganization agreement provided to FNF. Willkie Farr also reported that management of Old Remy had previously raised the issue of New Holdco receiving a guarantee of minimum working capital in Imaging as of the closing. The special committee directed Willkie to add that as a new provision in the next draft of the agreements, with the amount unspecified until management was able to complete its due diligence as to what would be an appropriate level of working capital to request. Thereafter Willkie Farr distributed revised drafts of the transaction documents.
On September 3, 2014, FNF replied to the latest proposals by the special committee. Among other things, FNF rejected the special committee’s request for a working capital guarantee. In addition, in respect of the proposed EBITDA guarantee, FNF proposed that in any year in which EBITDA was less than zero, the value of EBITDA for that year would be deemed to have been zero.
On September 4, 2014, the special committee met telephonically with UBS, Willkie Farr and, at the request of the special committee, Mr. Pittas and other representatives of Old Remy. Mr. Pittas reported that he and his management team had almost completed their due diligence review of Imaging and discussed the effect of the FNF proposal on Old Remy. He noted that one significant issue that remained open was the calculation of working capital for purposes of the proposed requirement that Imaging have, at closing, at least a specified minimum level of working capital. Mr. Pittas also discussed with the special committee various consents from third parties required by Old Remy in connection with implementing the FNF proposal, open issues relating to the services agreement for Imaging, and the transitioning of services provided to Imaging from FNF employees to Old Remy employees. Mr. Pittas then addressed the expected accounting treatment of the transaction, which would result in lower GAAP net income and earnings per share being reported by New Holdco than by Old Remy for the same periods, but noted that it would be a non-cash impact that management should be able to explain to stockholders without an adverse effect on share price. After further discussion, Mr. Pittas and the other representatives of Old Remy left the meeting and the special committee, UBS and Willkie Farr continued with a discussion of the structure of the EBITDA guarantee, the request for a minimum level of working capital, and third-party consents, among other issues. In particular, the special committee continued to believe that there should be no flooring at $0 of EBITDA for any year for purposes of the EBITDA guarantee, and that FNF must provide a working capital guarantee at a level believed to be appropriate by Old Remy management. Following the meeting, Old Remy management advised Willkie Farr that it believed that the special committee should ask for $3.8 million of working capital, and Willkie Farr included that figure in the special committee’s next set of proposals.
At a telephonic meeting of the special committee, UBS and Willkie Farr on September 5, 2014, at which Mr. Pittas and other representatives of Old Remy were present at the special committee’s request, Willkie Farr reported that FNF had substantially agreed to the special committee’s positions on the EBITDA guarantee, including agreeing to eliminate the $0 annual floor. Willkie Farr also reported that while the special committee had requested that Imaging have at least $3.8 million of working capital at closing, FNF had offered $3 million. Barbara J. Bitzer, Vice President and Global

Controller of Old Remy, advised the special committee that $3 million was a reasonable estimate of Imaging’s required working capital, and the special committee unanimously agreed to accept FNF’s $3 million proposal. The special committee also addressed several other open issues. During the course of the discussion, Willkie Farr reported that while FNF had agreed that the transaction could be conditioned on obtaining required consents from Old Remy’s lenders, FNF had refused to condition the transaction on certain other third-party consents. The special committee members unanimously agreed that they would be able to support a transaction that was not conditioned on certain of the third-party consents but that they would not support a transaction unless it was conditioned on Old Remy’s receiving one key consent.
Between September 5 and September 7, 2014, the special committee agreed with FNF on all of the remaining open issues on the transaction documents over a series of telephone calls and other communications. Among other things, FNF agreed to make the transactions contingent upon receiving any required consent of General Motors.
On September 7, 2014, the special committee met telephonically with UBS and Willkie Farr to review the final terms of the transaction and to consider whether to recommend approval of the transaction to the Old Remy board. At the meeting, UBS reviewed with the special committee its financial analyses of the proposed transaction. UBS then delivered to the special committee its oral opinion, which was subsequently confirmed by delivery of its written opinion dated September 8, 2014, that, after taking into account the transactions, the Old Remy exchange ratio is fair, from a financial point of view, to the holders of Old Remy’s common stock (other than FNF or any of its affiliates). See “The Transactions-Opinion of Financial Advisor to the Special Committee of Old Remy’s Board of Directors”. Following UBS’s presentation and delivery of its oral opinion, Willkie Farr reviewed with the special committee the final resolution of the key issues in the transaction documents and described the proposed resolutions that the special committee had directed Willkie Farr to prepare. After discussion, the special committee unanimously adopted resolutions determining that the merger agreement and the transactions are fair to and in the best interests of the stockholders of Old Remy not affiliated with FNF, and recommending that the Old Remy board of directors approve the merger agreement and the transactions, submit them to the stockholders of Old Remy for approval and recommend adoption of them by such stockholders.
Later on September 7, 2014, the Old Remy board met telephonically to receive the recommendation of the special committee. At the meeting, Mr. Weber reported to the Old Remy board on the process it had undertaken with respect to the FNF proposal, including the work it had done with UBS and Willkie Farr, and its consultations with Old Remy’s management; its negotiation of the terms of, and definitive documentation for, the FNF proposal; and the resolutions it had adopted earlier that day. Willkie Farr then addressed certain legal considerations in connection with the Old Remy board’s consideration and approval of the transactions. Mr. Weber also provided to the Old Remy board an overview of the work UBS had done on behalf of, and the opinion it had rendered to, the special committee. Mr. Weber then opened the floor to questions and discussion, and following several questions from board members who did not serve on the special committee and ensuing discussion, the Old Remy board, unanimously among those present, adopted resolutions approving and declaring advisable the merger agreement and the transactions, directing they be submitted to stockholders for approval and recommending that stockholders vote in favor of such approval, among other matters.
Following the Old Remy board meeting on September 7, FNF and Old Remy signed the transaction documents, and the transaction was publicly announced on the morning of September 8, 2014.
Old Remy’s Purpose and Reasons for the Transactions

As a result of the transactions, (i) New Holdco will become a public company and, through subsidiaries, will own the business and operations of Old Remy and Imaging, (ii) Old Remy’s stockholders (other than FNF) will hold substantially the same percentage interest in New Holdco as they held in Old Remy immediately prior to the transactions, (iii) FNF will have no interest in Old Remy or New Holdco, and (iv) the broad base of stockholders of FNFV Group will hold substantially the same percentage interest in New Holdco as FNF held in Old Remy. Prior to the transactions, FNF held approximately 51.1% of Old Remy’s common stock and Old Remy’s other stockholders held approximately 48.9%. Because New Holdco will acquire the Imaging business from FNF in the transactions (in addition to the Old Remy business), the FNFV Group stockholders will own approximately 51.5% of New Holdco’s common stock and Old Remy’s stockholders (other than FNF) will hold approximately 48.5%.

Old Remy’s principal purposes and reasons for the transactions are:

•	to eliminate FNF’s majority control of the company’s common stock and board of directors;

•	to allow FNF to dispose of its majority stock ownership in the company in a manner that is not disruptive to the public trading market for the company’s shares;

•	to increase the liquidity of the company’s common stock;

•	to afford Old Remy’s stockholders (other than FNF and its affiliates) the opportunity to receive a control premium in any future change of control transaction involving the company;

•	to eliminate the market “overhang” that may result from FNF’s ownership; and

•	to attract additional analyst coverage of the company.

Recommendation of the Special Committee

On September 7, 2014, following the extensive process described in “The Transactions-Background of the Transactions”, the special committee unanimously adopted resolutions determining that the merger agreement and the transactions are advisable and in the best interest of the stockholders of Old Remy and recommending that the Old Remy board of directors approve and adopt the Old Remy merger agreement, submit the Old Remy merger agreement to the stockholders of Old Remy for approval and recommend adoption of the Old Remy merger agreement by such stockholders.
In reaching these determinations and recommendations, the special committee took into account the fact that the Old Remy merger is the only component of the transactions that Old Remy and its stockholders are required to approve, but also the fact that the Old Remy merger cannot be considered in isolation from the other aspects of the transactions. Accordingly, in making its determinations and recommendations, the special committee considered the factors listed below. The following discussion of the factors considered by the special committee is not intended to be exhaustive but summarizes all material factors considered. The special committee did not assign any relative or specific weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the special committee received the advice of its financial and legal advisors, who are experienced in advising on transactions similar to the transactions. The positive factors considered by the special committee are as follows:

•
The transactions will eliminate FNF’s majority control of the company’s common stock and board of directors. Among other things, this controlling position creates the potential for conflicts of interest between FNF and other stockholders of Old Remy.

•	The transactions will allow FNF to dispose of its majority stock ownership in the company in a manner that should not be disruptive to the public trading market for the company’s shares.

•
The transactions may enhance the liquidity of the company’s common stock in the public trading market by increasing the number of beneficial owners of New Holdco’s shares immediately after the transactions as compared to the number of beneficial owners of Old Remy common stock prior to the transactions. In addition, the New Holdco shares issued to the FNFV Group stockholders (other than to affiliates of FNF or Old Remy) will be freely tradable, as compared to the Old Remy shares held by FNF, which are subject to restrictions under applicable securities laws.

•	Enhanced liquidity in the market for the company’s common stock may attract additional analyst coverage of the company.

•
The transactions will eliminate the market “overhang” resulting from FNF’s approximately 51.1% ownership of Old Remy’s outstanding common stock, which may cause downward pressure on the company’s stock price.

•
If the transactions are not consummated, there is a risk that Old Remy’s stockholders (other than FNF and its affiliates) will not have the opportunity to receive a control premium in any future change of control transaction involving the company.

•	If the transactions are not consummated, there is a risk that a potential competitor of Old Remy might subsequently seek to acquire FNF’s approximately 51.1% ownership stake in Old Remy.

•
Approximately 99% of the shares of New Holdco common stock to be issued in the transactions to the FNFV Group stockholders will be issued in exchange for FNF’s delivering to New Holdco an identical number of Old Remy shares. The remaining New Holdco shares to be issued to the FNFV Group stockholders will be issued in exchange for FNF’s delivering Imaging to New Holdco on terms negotiated by the special committee and its legal and financial advisors.

•	The special committee and its advisors, as well as Old Remy’s management team, conducted a thorough due diligence examination of Imaging’s business and prospects.

•
The special committee and its advisors negotiated the purchase price for Imaging and certain protections relating to the Imaging business, including the EBITDA and working capital guarantees described in “The Reorganization Agreement-Purchase Price Adjustment”. In addition, FNF will bear all of its own costs, and will reimburse Old Remy for 50% of its costs, in connection with the transactions.

•
The special committee has received an opinion from UBS, its financial advisor, that, after taking into account the transactions, the Old Remy exchange ratio is fair, from a financial point of view, to the holders of Old Remy’s common stock (other than FNF or any of its affiliates). Among other matters considered in rendering its opinion as to the fairness of the consideration to be received by such holders of Old Remy’s common stock, UBS considered the terms on which New Holdco would acquire Imaging from FNF in the transactions.

The special committee also identified and considered a number of potentially negative factors in its deliberations concerning the transactions, including the following:

•
the fact that the business of Imaging is substantially different from the business of Old Remy and that New Holdco will have to rely on certain corporate services that will be provided to it by FNF under the Corporate and Transitional Services Agreement described in “Additional Agreements-Other Transaction Agreements-Imaging Services Agreement”;

•	the fact that Imaging’s single largest customer contract is winding down and will not be a significant contributor to Imaging’s revenue and income in 2015 and beyond;

•
the fact that New Holdco will present its financial statements on a different basis of accounting from Old Remy, which will result in lower reported earnings primarily due to increased non-cash charges, as described in “The Transactions-Accounting Treatment”;

•
the restrictions agreed to by New Holdco under the Tax Matters Agreement with FNF, including the restrictions that for the two-year period following completion of the transactions New Holdco (i) will be prohibited from entering into any agreement, understanding, arrangement or substantial negotiations pursuant to which any person or persons would, directly or indirectly, acquire or have the right to acquire New Holdco or New Remy equity interests and (ii) will be prohibited from discontinuing, selling, transferring or ceasing to maintain the Imaging business or engaging in certain transactions involving New Remy; and

•	the fact that the vote of no stockholder of Old Remy other than FNF and its affiliates will be required in order to approve the transactions, including the Old Remy merger.

The special committee, concluded, however, that on balance the potential benefits of the transactions to the stockholders of Old Remy (other than FNF and its affiliates) outweighed the risks associated with the transactions.

Recommendation of the Board of Directors of Old Remy

On September 7, 2014, the Old Remy board, acting unanimously among those present, adopted resolutions approving and declaring the merger agreement advisable and in the best interests of Old Remy and its stockholders, directing that the merger agreement be submitted to Old Remy’s stockholders for approval, and recommending that stockholders vote to approve the merger agreement. In determining to approve the merger agreement and recommend it to the Old Remy stockholders, the Old Remy board considered the fact that the special committee had extensively reviewed and negotiated the terms of the transactions, the recommendation of the special committee that the Old Remy Board approve the merger agreement and recommend it to stockholders, and the positive and negative factors that had been considered by the special committee in making its recommendation.
Opinion of Financial Advisor to the Special Committee of Old Remy’s Board of Directors - UBS Securities LLC
UBS was retained as financial advisor to the special committee of the Old Remy board of directors in connection with the transactions. As part of that engagement, the special committee of the Old Remy board of directors requested that UBS evaluate the fairness, from a financial point of view, to holders of Old Remy common stock (other than FNF or any of its affiliates) of the Old Remy exchange ratio, after taking into account the transactions. On September 7, 2014, at a meeting of the special committee of the Old Remy board of directors held to evaluate the proposed transactions, UBS delivered to the special committee of the Old Remy board of directors an oral opinion, confirmed by delivery of a written opinion dated September 8, 2014, to the effect that, as of that date and based on and subject to various procedures, assumptions, matters considered and qualifications and limitations described in its opinion, after taking into account the transactions, the Old Remy exchange ratio was fair, from a financial point of view, to the holders of Old Remy common stock (other than FNF or any of its affiliates).
The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’ opinion is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein.  Holders of Old Remy common stock are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the special committee of the Old Remy board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Old Remy exchange ratio, after taking into account the transactions, and does not address any other aspect of the transactions or any related transaction. UBS’ opinion does not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to Old Remy or Old Remy’s underlying business decision to effect the transactions or any related transaction. UBS’ opinion does not constitute a recommendation to any holder of Old Remy common stock as to how such holder should vote or act with respect to the transactions or any related transaction. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.
In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Old Remy;

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Old Remy that were not publicly available, including financial forecasts and estimates prepared by Old Remy’s management that the special committee of the Old Remy board of directors directed UBS to utilize for purposes of its analysis;

•
reviewed financial forecasts and estimates relating to the business and financial prospects of Imaging that were prepared by the management of FNF for fiscal year 2014 and by Old Remy’s management for fiscal years 2015, 2016 and 2017, in each case, that were not publicly available that the special committee of the Old Remy board of directors directed UBS to utilize for purposes of its analysis, which we refer to, collectively, as the Imaging Forecasts;

•	conducted discussions with members of the senior managements of Old Remy and FNF concerning the businesses and financial prospects of Old Remy and Imaging;

•	performed a discounted cash flow analysis of Imaging in which UBS analyzed the future cash flows of Imaging using the Imaging Forecasts;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the transactions with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Old Remy’s common stock;

•	considered certain pro forma effects of the transactions on the New Holdco financial statements;

•	reviewed drafts of the merger agreement and the reorganization agreement, in each case, dated as of September 7, 2014; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.
In arriving at its opinion, UBS did not, among other things, review audited financial statements for Imaging, as there were none available.
In connection with its review, with the consent of the special committee of the Old Remy board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the special committee of the Old Remy board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Old Remy or New Holdco, nor was UBS furnished with any such evaluation or appraisal. With respect to the Imaging Forecasts, estimates and pro forma effects referred to above, UBS assumed, at the direction of the special committee of the Old Remy board of directors, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Old Remy and FNF as to the future financial performance of Old Remy and Imaging and such pro forma effects. In addition, UBS assumed with the approval of the special committee of the Old Remy board of directors that the Imaging Forecasts and estimates referred to above will be achieved at the times and in the amounts projected. In addition, UBS assumed, at the direction of the special committee of the Old Remy board of directors, that the purchase price adjustment under the reorganization agreement will be tax free to New Holdco. UBS’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.
At the direction of the special committee of the Old Remy board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the Old Remy exchange ratio to the extent expressly specified herein, of the merger agreement and reorganization agreement or any related documents or the form of the transactions or any other related transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the Old Remy exchange ratio. UBS expressed no opinion as to what the value of New Holdco common stock will be when issued pursuant to the mergers or the price at which New Holdco common stock will trade at any time. In rendering its opinion, UBS assumed, with the consent of the special committee of the Old Remy board of directors, that (i) the final executed forms of the merger agreement and reorganization agreement would not differ in any material respect from the drafts that UBS reviewed, (ii) the parties to the merger agreement and reorganization agreement would comply with all material terms thereof, and (iii) the transactions would be consummated in accordance with the terms of the merger agreement and reorganization agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions would be obtained without any material adverse effect on Old Remy, New Holdco or the transactions. UBS has not been authorized to solicit and has not solicited indications of interest in a transaction with Old Remy from any party. The issuance of UBS’ opinion was approved by an authorized committee of UBS.
In connection with rendering its opinion to the special committee of the Old Remy board of directors, UBS performed a variety of financial and comparative analyses. The material analyses performed by UBS are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to Imaging, Old Remy or the transactions. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.
UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of Old Remy and Imaging provided by the management of Old Remy and FNF in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing these analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond Old Remy’s and Imaging’s control. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.
The terms of the transactions, including the Old Remy exchange ratio, were determined through negotiation between the special committee of the board of directors of Old Remy and FNF and the decision by Old Remy to enter into the transactions was solely that of the Old Remy board of directors. UBS’ opinion and financial analyses were only one of many factors considered by the special committee of the Old Remy board of directors in its evaluation of the transactions and should not be viewed as determinative of the views of the special committee of the Old Remy board of directors or management with respect to the transactions or the Old Remy exchange ratio.
The following is a brief summary of the material financial analyses performed by UBS and reviewed with the special committee of the Old Remy board of directors on September 7, 2014 in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.
Imaging Selected Companies Analysis: In connection with its evaluation of the fairness of the Old Remy exchange ratio, from a financial point of view, to the holders of Old Remy common stock (other than FNF or any of its affiliates), after taking into account the transactions, UBS reviewed financial information of Imaging and publicly available financial and stock market information of the following seven companies in the business services industry which, based on its professional judgment and expertise, UBS deemed to be relevant to this analysis:

•	Cintas Corporation

•	Iron Mountain Inc.

•	Teradata Corporation

•	Pitney Bowes Inc.

•	R.R. Donnelly & Sons Company

•	ABM Industries Incorporated

•	Quad/Graphics, Inc.
UBS reviewed:

•	the ratio of each selected company’s enterprise value to each of (1) its last twelve months, which we refer to as LTM, sales, (2) its 2014 estimated sales and (3) its 2015 estimated sales; and

•
the ratio of each selected company’s enterprise value to each of (1) its LTM EBITDA (including add-backs for certain non-recurring items and certain non-cash items), (2) its 2014 estimated EBITDA and (3) its 2015 estimated EBITDA.

The enterprise values of the selected companies were calculated based on the market value of their outstanding equity securities (using closing stock prices on September 5, 2014), plus debt and minority interests, less cash. . UBS then compared the multiples derived for the selected companies with corresponding multiples for Imaging, based upon both (i) the implied transaction value of Imaging at $6,000,000 and (ii) the implied transaction value of Imaging at $2,000,000 (i.e., the $6,000,000 implied transaction value net of the projected purchase price adjustment under the reorganization agreement payable based on the Imaging Forecasts (assuming such payment is tax-free and discounted at the estimated FNF cost of debt based on yield to maturity of FNF bonds at 4.1% as of September 3, 2014)). Financial data of the selected companies were based on research analysts’ consensus estimates and other publicly available information. This analysis indicated the following implied maximum, mean, median and minimum multiples for the selected companies, as compared to corresponding multiples for Imaging:

	EV/Sales			EV/EBITDA
	LTM	2014E	2015E	LTM	2014E	2015E
Selected Companies
Maximum	3.7x	3.6x	3.5x	12.4x	12.0x	11.7x
Mean	1.6x	1.6x	1.6x	8.5x	8.4x	7.9x
Median	1.9x	1.9x	1.9x	8.7x	8.5x	8.0x
Minimum	0.4x	0.4x	0.4x	4.7x	4.8x	4.5x

Imaging at $6,000,000	0.4x	0.5x	1.1x	1.6x	2.3x	14.0x
Imaging at $2,000,000*	0.1x	0.2x	0.4x	0.5x	0.8x	4.7x

*$6,000,000 net of the present value of the projected purchase price adjustment under the reorganization agreement of $4,600,000, tax-free and discounted at estimated FNF cost of debt based on yield to maturity of FNF bonds as of September 3, 2014

UBS noted that the multiples for Imaging based upon both the implied transaction values of Imaging at $6,000,000 and $2,000,000 were generally within or lower than the range of corresponding multiples derived for the selected companies.

Imaging Selected Precedent Transactions Analysis: UBS also reviewed publicly available information relating to the following five selected transactions involving companies in the business services industry which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:

Date	Acquiror	Target
October 2013	RR Donnelly & Sons Company	Consolidated Graphics, Inc.
October 2013	Iron Mountain Inc.	Cornerstone Records Management
October 2012	Quad/Graphics, Inc.	Vertis Holdings, Inc.
May 2011	Autonomy Corporation	Iron Mountain Digital Assets
January 2010	Quad/Graphics, Inc.	World Color Press Inc.

UBS reviewed:

•	the ratio of the target’s transaction value in each of the selected transactions to the target’s LTM EBITDA; and

•	the ratio of the target’s transaction value in each of the selected transactions to the target’s estimated one-year forward EBITDA.

The targets’ transaction values were calculated based on the purchase price paid for the applicable target’s equity, plus debt and minority interests, less cash. UBS then compared the multiples derived for the selected transactions with corresponding multiples for Imaging based upon both (i) the implied transaction value of Imaging at $6,000,000 and (ii) the implied transaction value of Imaging at $2,000,000 (i.e., the $6,000,000 implied transaction value net of the projected purchase price adjustment under the reorganization agreement payable based on the Imaging Forecasts (assuming such payment is tax-free and discounted at the estimated FNF cost of debt based on yield to maturity of FNF bonds as of September 3, 2014)). Financial data of the selected transactions were based on research analysts’ consensus estimates and other publicly available information. This analysis indicated the following implied maximum, mean, median and minimum multiples for the selected transactions, as compared to corresponding multiples for Imaging:

	EV / LTM EBITDA	EV / NTM EBITDA
Selected Companies
Maximum	9.6x	5.3x
Mean	4.6x	4.3x
Median	4.5x	4.3x
Minimum	3.1x	3.2x

Imaging at $6,000,000	1.6x	10.2x
Imaging at $2,000,000*	0.5x	3.4x

*$6,000,000 net of the present value of the projected purchase price adjustment under the reorganization agreement of $4,600,000, tax-free and discounted at estimated FNF cost of debt based on yield to maturity of FNF bonds as of September 3, 2014

UBS noted that the multiples for Imaging based upon both the implied transaction values of Imaging at $6,000,000 and $2,000,000 were generally within or lower than the range of corresponding multiples derived for the selected transactions.

Imaging Discounted Cash Flows Analysis: UBS also performed a discounted cash flow analysis of Imaging utilizing the Imaging Forecasts.

UBS calculated a range of implied present values (calculated as of September 30, 2014) for Imaging by adding together (1) the standalone unlevered free cash flows that Imaging was forecasted to generate from September 30, 2014 through calendar year 2017 (based on the Imaging Forecasts) and (2) an estimated terminal value for Imaging, and discounting such amount to present value using discount rates ranging from 15-25% (based upon an estimated range of Imaging’s weighted average cost of capital). UBS derived the estimated terminal value by applying to Imaging’s calendar year 2017 estimated EBITDA a range of EBITDA multiples of 4.0x to 6.0x. UBS selected the range of EBITDA multiples based on its professional judgment and expertise utilizing, among other things, information regarding the selected companies listed above in the selected companies analyses and the historical EBITDA multiples for such companies. The discounted cash flow analysis resulted in a range of implied present values of Imaging from $5.65 million to $6.75 million (which amounts assume payment of the projected purchase price adjustment under the reorganization agreement payable based on the Imaging Forecasts on a tax-free basis and discounted at the estimated FNF cost of debt based on yield to maturity of FNF bonds as of September 3, 2014).

UBS noted that the enterprise value of Imaging in the transactions was within the range of implied present values of Imaging derived from the discounted cash flow analysis.
Old Remy Selected Public Companies Analysis: UBS also reviewed financial information of Old Remy and publicly available financial and stock market information of the following fourteen publicly traded companies in the industries specified below which, based on its professional judgment and expertise, UBS deemed to be relevant to its analysis:
Aftermarket Suppliers

•	Federal-Mogul Holdings Corporation

•	Dorman Products, Inc.

•	Standard Motor Products, Inc.

•	Motorcar Parts of America, Inc.

Light Duty Vehicle Original Equipment Suppliers

•	Magna International Inc.

•	Autoliv Inc.

•	Lear Corporation

•	Tenneco Inc.

•	Dana Holding Corporation

•	American Axle & Manufacturing Holdings, Inc.

Commercial Vehicle Original Equipment Suppliers

•	Meritor Inc.

•	Modine Manufacturing Co.

•	Stoneridge, Inc.

•	Commercial Vehicle Group, Inc.
UBS reviewed:

•	the ratio of each selected company’s enterprise value to each of (1) its LTM sales, (2) its 2014 estimated sales and (3) its 2015 estimated sales;

•
the ratio of each selected company’s enterprise value to each of (1) its LTM EBITDA (including add-backs for certain non-recurring items and certain non-cash items), (2) its 2014 estimated EBITDA and (3) its 2015 estimated EBITDA ; and

•
the ratio of each selected company’s closing stock price (using its closing stock price on September 5, 2014) to each of (1) its LTM earnings per share, which we refer to as EPS, (2) its 2014 estimated EPS and (3) its 2015 estimated EPS.

The enterprise values of the selected companies were calculated based on the market value of their outstanding equity securities (using closing stock prices on September 5, 2014), plus debt and minority interests, less cash. UBS then compared the multiples derived for the selected companies with corresponding multiples for Old Remy (using the closing stock price of Old Remy common stock on September 5, 2014). Financial data of the selected companies were based on public filings, research analysts’ consensus estimates and other publicly available information. This analysis indicated the following implied maximum, mean, median and minimum multiples for the selected companies, as compared to corresponding multiples for Old Remy:

	EV/Sales			EV/EBITDA			EPS
	LTM	2014E	2015E	LTM	2014E	2015E	LTM	2014E	2015E
Selected Companies
Maximum	2.1x	2.0x	1.8x	10.3x	9.7x	8.5x	20.7x	24.7x	15.9x
Mean	0.9x	0.9x	0.8x	7.7x	7.4x	6.4x	15.7x	16.2x	12.2x
Median	0.7x	0.7x	0.6x	7.1x	7.1x	6.3x	16.1x	16.3x	11.8x
Minimum	0.5x	0.5x	0.4x	5.8x	5.5x	5.1x	9.0x	7.9x	7.1x

Old Remy	0.8x	0.8x	0.8x	6.9x	7.1x	6.0x	11.8x	16.3x	11.8x
UBS noted that the multiples for Old Remy were within the range of the corresponding multiples derived for the selected companies.
Selected Parent / Subsidiary Share Exchange Transaction Analysis: UBS also performed an analysis of selected transactions involving mergers of a parent company into a subsidiary in a tax-free exchange of shares. UBS identified the following four transactions which, based on its professional judgment and expertise, UBS deemed substantially similar in structure:

Date Completed	Parent	Subsidiary
November 2009	Liberty Entertainment, Inc.	The DIRECTV Group, Inc.
April 2009	Smith Investment Company (SICO)	A.O. Smith Corp.
November 2006	FNF	Fidelity National Information Services, Inc.
April 2006	American BioScience, Inc.	American Pharmaceutical Partners, Inc.
In connection with its review of the selected transactions, UBS analyzed the structure of each transaction to determine its applicability. UBS determined that all of the selected transactions were applicable because they all were mergers of a parent company into a subsidiary in a tax-free exchange of shares where the parent company had voting and/or economic control of the applicable subsidiary. UBS reviewed each transaction to determine (i) whether the parent had voting control of the subsidiary through owning shares that provided greater than 50% of the total voting rights of the subsidiary, (ii) whether the parent had economic control of the subsidiary through owning shares that provided greater than 50% of the total ownership of the subsidiary, and (iii) the amount, if any, of the discount the parent company received in the exchange of shares. In analyzing the proposed Old Remy exchange ratio, UBS specifically focused on whether having greater than 50% of the voting or economic control would cause the parent company to receive a share exchange discount to the subsidiary company shares held by the parent company prior to the applicable merger. The following table provides a summary of the precedent transactions noted above compared to the Old Remy merger, adjusting for the incremental shares to be issued for the Imaging business, including the parent company voting control and economic ownership percentages prior to the merger and the share exchange discount or premium received by the parent.

Date Completed	Parent	Subsidiary	Voting Control	Economic Ownership	Discount / (Premium) to Parent
November 2009	Liberty Entertainment, Inc.	The DIRECTV Group, Inc.	67%	56%	(5.0%)
April 2009	Smith Investment Company (SICO)	A.O. Smith Corp.	79%	32%	1.5%
November 2006	FNF	Fidelity National Information Services, Inc.	51%	51%	0.0%
April 2006	American BioScience, Inc.	American Pharmaceutical Partners, Inc.	66%	66%	0.0%
TBD	FNF	Old Remy	51%	51%	0.0%*
*Adjusted for the incremental shares to be issued for the Imaging business
UBS noted that in the Liberty Entertainment, Inc. transaction, Liberty Entertainment, Inc. had both voting and economic control of The DIRECTV Group, Inc., and it received a premium. UBS noted that in the American Bioscience, Inc. and FNF transactions, American BioScience, Inc. and FNF also both had voting and economic control of American Pharmaceutical Partners, Inc. and Fidelity National Information Services, Inc., respectively, but did not receive a share exchange discount or premium. UBS noted that in the Smith Investment Company (SICO) transaction, Smith Investment Company (SICO) did receive a 1.5% share discount, but it only had voting control and did not have economic control.
UBS noted that FNF had voting and economic control of Old Remy, and UBS concluded that there should be no exchange discount (adjusting for the incremental shares to be issued for the Imaging business).
Other Factors.
In rendering its opinion, UBS also reviewed, for informational purposes, certain other factors, including:

•	comparisons of the historical closing prices of Old Remy common stock over the one-year period ending September 5, 2014; and

•
comparisons of the historical price performance of The DIRECTV Group, Inc., A.O. Smith Corp., Fidelity National Information Services, Inc. and American Pharmaceutical Partners, Inc., respectively, for the one-year periods following the announcement of the applicable transactions described above, as compared to the performance of the S&P 500 during the same periods.

Miscellaneous

Under the terms of UBS’ engagement, Old Remy agreed to pay UBS a fee of $1,000,000 for its financial advisory services in connection with the delivery of the UBS opinion. In addition, Old Remy agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS or an affiliate has acted as a joint lead arranger in connection with Old Remy’s debt refinancing in 2013, for which it received fees of $450,000. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Old Remy and FNF and, accordingly, may at any time hold a long or short position in such securities.
UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

FNF’s Reasons for the Transactions

The FNF board of directors has determined that the transactions are advisable, fair to and in the best interests of FNF and the holders of FNFV Group common stock. In reaching this conclusion, the FNF board consulted with FNF’s management and considered a variety of factors, including the factors described below:

•	The transactions should enable holders of FNFV Group common stock to receive shares of New Holdco in a manner that is generally tax-free to them;

•	The transactions will significantly increase the float and trading liquidity in New Holdco’s (as successor to Old Remy) common stock;

•
The FNF board believes that a completely independent Old Remy, as a subsidiary of New Holdco with a fully-distributed common stock, will better enable Old Remy to pursue its strategic plans and create additional long-term value for former Old Remy stockholders;

•
The transactions should eliminate the overhang and potential price disruptions in Old Remy’s common stock which could arise as a result of a controlling stockholder selling stock over a period of time;

•
The transactions will eliminate potential limitations arising from a controlling stockholder’s right to veto proposals by Old Remy to issue common stock for purposes of funding strategic acquisitions or management compensation plans, if stockholder approval thereof would be required under NASDAQ rules;

•	The transactions will provide New Holdco with a more effective tool for management compensation;

•	The transactions will facilitate New Holdco’s ability to use its equity as acquisition currency; and

•	The transactions should attract new stockholders and research analysts to New Holdco.

In the course of its deliberations, the FNF board also considered a variety of risks and other potentially negative factors associated with the transactions, including:

•	The potential tax liabilities that could arise as a result of the transactions;

•
That, while the mergers are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the transaction will be satisfied or waived, and as a result, it is possible that the transactions might not be completed;

•
The interests of certain of FNF’s directors and executive officers and the interests of certain of Old Remy’s directors and executive officers in the mergers described under “The Transactions - Interests of Certain Persons in the Transactions” below may differ from each other or from the interests of Old Remy stockholders; and

•	The costs of effecting the transactions, including the legal, accounting and financial advisor costs that FNF will incur in connection with implementing the transactions.

After considering the positive and negative factors described above, the FNF board determined that the anticipated benefits of the transactions outweighed the risks and costs and approved the transactions. In light of the number, variety and complexity of the factors that the FNF board considered in determining the effect of the transactions, the FNF board did not believe it to be practicable to assign relative weights to the factors it considered. Rather, the FNF board conducted an overall analysis of the factors described above. In doing so, different members of the FNF board may have given different weight to different factors.
Board of Directors and Management of New Holdco

The board of directors of New Holdco following the mergers will consist of the following six individuals: John H. Weber and George P. Scanlon, each of whom shall have a term expiring in 2015, Lawrence F. Hagenbuch and J. Norman Stout, each of whom shall have a term expiring in 2016, and Douglas K. Ammerman and John J. Pittas, each of whom shall have a term expiring in 2017. With the exception of Mr. Pittas, all of the directors of New Holdco were directors of Old Remy immediately prior to the mergers. See “Management of New Holdco Following the Transactions-Board of Directors”.
The executive officers of Old Remy immediately prior to the effective time of the Old Remy merger will be the initial executive officers of New Holdco, with the exception of Michael Gravelle, who prior to the Old Remy merger served as general counsel to Old Remy. See “Management of New Holdco Following the Transactions-Management”.
Interests of Certain Persons in the Transactions

In considering the recommendation of the board of directors of Old Remy to vote for the proposal to adopt the merger agreement, stockholders of Old Remy should be aware that members of the Old Remy board of directors and members of Old Remy’s executive management have relationships, agreements or arrangements that provide them with interests in the Old Remy merger that may be in addition to or differ from those of Old Remy’s stockholders, including, but not limited to:

•	except as discussed above, the continued employment of Old Remy’s executive officers as New Holdco’s executive officers and the continued service of Old Remy’s directors as directors of New Holdco;

•	the indemnification of officers and directors of Old Remy by New Holdco for their services as such up to the time of the consummation of the mergers;

•
the fact that William P. Foley II, Brent B. Bickett, Alan L. Stinson, Douglas K. Ammerman and George P. Scanlon, members of the Old Remy board of directors, are, respectively, (i) a director of FNF and the Executive Chairman of FNF, (ii) the President of FNF, (iii) a non-executive employee of FNF and the former Chief Executive Officer of FNF, (iv) a director of FNF and (v) the former Chief Executive Officer of FNF. FNF currently beneficially owns approximately 51.1% of the outstanding common stock of Old Remy; and

•
the fact that Michael L. Gravelle, the Senior Vice President, General Counsel and Corporate Secretary of Old Remy is also an Executive Vice President, General Counsel and Corporate Secretary of FNF. Mr. Gravelle will cease to act in his capacity as Senior Vice President and General Counsel of Old Remy following the mergers but will continue as Corporate Secretary on a transitional basis.

The Old Remy board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the Old Remy merger and in making its decision to recommend to the Old Remy stockholders that they vote to adopt the merger agreement.
None of William P. Foley II, Brent B. Bickett, or Alan L. Stinson, members of the Old Remy board of directors, will continue as members of the board of directors of New Holdco following the consummation of the mergers. In consideration of their service to Old Remy, the compensation committee of Old Remy’s board of directors has approved, as of the day immediately prior to the consummation of the mergers, the acceleration of the time-based vesting Old Remy stock options and shares of restricted stock held by such directors that would have vested in February 2015 had their service continued. Consistent with the terms of their existing grants, such directors will have 90 days after their termination of service to exercise the vested options. All of such directors’ Old Remy stock options or shares of restricted stock that remain unvested as of the closing date (after taking into account the foregoing acceleration) that are scheduled to vest in February 2016 will be forfeited for no consideration.
The following table summarizes, with respect to each of William P. Foley II, Brent B. Bickett, and Alan L. Stinson, the estimated value of the accelerated vesting of Old Remy stock options and shares of restricted stock as of November 24, 2014.

Director	Number of Vested Options	Number of Unvested Options	Number of Accelerated Options	Exercise Price ($)	Value of Accelerated Options ($)*	Number of Shares of Restricted Stock	Number of Accelerated Shares of Restricted Stock	Value of Accelerated Restricted Stock ($)*
William P. Foley II	2,966	2,967	2,967	18.50	—	7,615	5,226	94,538
	—	6,368	3,184	21.98	—

Brent B. Bickett	1,977	1,978	1,978	18.50	—	5,077	3,484	63,026
	—	4,245	2,122	21.98	—

Alan L. Stinson	1,977	1,978	1,978	18.50	—	5,077	3,484	63,026
	—	4,245	2,122	21.98	—

*Values determined using $18.09 per share, which was the closing price per share of Old Remy’s common stock as reported on the NASDAQ Stock Market on November 24, 2014.

Section 14A(b) of the Exchange Act and Item 402(t) of Regulation S-K under the Exchange Act require that companies provide their stockholders with the opportunity to vote to approve, on an advisory non-binding basis, any “golden parachute compensation” for Old Remy’s named executive officers that is based on or otherwise relates to the transactions. Because Old Remy does not have any “golden parachute” or similar arrangements with any of its named executive officers concerning any type of compensation that is based on or otherwise relates to the transactions, no disclosure is required under Item 402(t) of Regulation S-K and no advisory vote is required by Section 14A(b) and Rule 14(a)-21(c) under the Exchange Act.
Accounting Treatment

FNF originally acquired approximately 47% of the common stock of Old Remy upon Old Remy’s emergence from bankruptcy in 2007. In the third quarter of 2012, FNF acquired additional shares of Old Remy, bringing its total ownership to approximately 51.1%, and began to consolidate Old Remy in its financial statements. At the time FNF began to consolidate Old Remy, FNF applied purchase accounting to record the then-fair value of the assets and liabilities of Old Remy, and recorded the amount that the fair value of Old Remy exceeded the fair value of the identified assets and liabilities at that date as goodwill. As FNF owned less than 80% of Old Remy, however, Old Remy did not apply push-down accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”) for business combinations. Therefore, FNF reports different income statement and balance sheet amounts for Old Remy than Old Remy itself does in its stand-alone financial statements for periods after August 14, 2012. Among other things, FNF’s reported earnings from continuing operations for Old Remy for such periods are lower than Old Remy’s reported amounts, primarily because of increased amortization expense for intangibles recorded at fair value in FNF’s purchase accounting.
Under US GAAP accounting rules on the treatment of transactions occurring within controlled groups, FNF’s basis of accounting for Old Remy is the basis on which New Holdco will present Old Remy in its financial statements following the transactions. This basis of accounting is reflected in the audited annual and unaudited interim combined financial statements of Remy International, Inc. and Fidelity National Technology Imaging, LLC included in this proxy statement/prospectus commencing on page F-1. After the transactions, these financial statements (which are referred to herein as the “Annual Audited Financial Statements” and the “Interim Unaudited Financial Statements,” respectively) will be the historical financial statements of the predecessor of New Holdco for periods prior to the mergers. For periods after the closing of the transactions, items relating to stockholders’ equity will be adjusted for shares issued in the mergers. Accordingly, readers of this proxy statement/prospectus should not place undue weight on the audited and unaudited financial statements and other financial information of Old Remy as prepared on its historical basis of accounting which are included or incorporated by reference in this proxy statement/prospectus for periods following August 14, 2012. It should be noted, however, that this change in the basis of accounting for Old Remy does not change the amount of cash generated by its operations, and the US GAAP cash flow from operations reported by New Holdco for Old Remy following the mergers will be the same as Old Remy would have reported.

Exchange of Old Remy and New Remy Shares
As provided for in the merger agreement, New Holdco has appointed American Stock Transfer & Trust Company, LLC as exchange agent (the “exchange agent”) for the purpose of exchanging shares of New Holdco common stock for outstanding shares of Old Remy's common stock and outstanding shares of New Remy’s common stock. Promptly after the closing date of the mergers, the exchange agent will send to each record holder of certificated shares of Old Remy common stock a letter of transmittal and instructions for exchanging their certificates for the applicable merger consideration. For additional information regarding the treatment of certificated shares, see “The Merger Agreement-Conversion of Shares; Exchange of Certificates” below.
Accounts holding shares of Old Remy common stock or New Remy common stock in book-entry form will be debited as of the effective time of the mergers and promptly thereafter credited with the applicable number of shares of New Holdco common stock. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of Old Remy common stock or New Remy common stock will not need to take any action to receive their shares of New Holdco common stock in the mergers.
Treatment of Stock Options and Other Equity-Based Awards
In the Old Remy merger, each option to purchase shares of Old Remy common stock granted under any Old Remy stock plan that is outstanding immediately prior to the consummation of the Old Remy merger (each, an “Old Remy stock option”) will be converted into an option to purchase a number of shares of New Holdco common stock equal to the number of shares of Old Remy common stock subject to such Old Remy stock option immediately prior to the consummation of the Old Remy merger, at an exercise price per share of New Holdco common stock equal to the exercise price for each such share of Old Remy common stock subject to such Old Remy stock option immediately prior to the consummation of the Old Remy merger, and otherwise on the same terms and conditions (including applicable vesting requirements) as applied to each such Old Remy stock option immediately prior to the consummation of the Old Remy merger.
In the Old Remy merger, each outstanding restricted stock unit with respect to shares of Old Remy common stock granted under an Old Remy stock plan (each, an “Old Remy RSU”) will be converted into a restricted stock unit with respect to the number of shares of New Holdco common stock that is equal to the number of shares of Old Remy common stock subject to such Old Remy RSU immediately prior to the consummation of the Old Remy merger, and on the same terms and conditions (including applicable vesting requirements) as applied to each such Old Remy RSU immediately prior to the consummation of the Old Remy merger.
See “Interests of Certain Persons in the Transactions” above for a description of the treatment of certain grants held by directors of Old Remy who will not continue to serve following the mergers.
No Appraisal Rights

Under Delaware law, Old Remy stockholders are not entitled to appraisal rights in connection with the Old Remy merger.
Name Change; Listing

It is a condition to the Old Remy merger that the shares of New Holdco common stock to be issued in the mergers shall have been authorized for listing on the NASDAQ Global Select Market. If the Old Remy merger is completed, Old Remy common stock will cease to be listed on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934 (the “Exchange Act”). Promptly following the merger, Old Remy will file an amendment to its certificate of incorporation with the Delaware Secretary of State changing its name from “Remy International, Inc.” to “Remy Holdings, Inc.” and New Holdco will file an amendment to its certificate of incorporation with the Delaware Secretary of State changing its name from “New Remy Holdco Corp.” to “Remy International, Inc.”.
Dividend Policy of New Holdco

New Holdco anticipates the payment of quarterly dividends in the future consistent with the current quarterly dividend rate of Old Remy of $0.10 per share. The declaration and payment of dividends will be at the discretion of the New Holdco board of directors and will be dependent upon its future earnings, financial condition and capital requirements. The existing Old Remy credit agreements limit New Holdco’s ability to pay more than $35.0 million dividends in any fiscal year; however, these restrictions should not adversely affect, in the foreseeable future, New Holdco’s ability to pay cash dividends at the anticipated rate.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS
The following is a discussion of the material United States federal income tax consequences of the mergers to U.S. holders (as defined below) of Old Remy common stock or New Remy common stock. This discussion constitutes the opinion of Willkie Farr & Gallagher LLP, counsel to Old Remy, as to the material United States federal income tax consequences of the Old Remy merger to U.S. holders of Old Remy common stock and of Deloitte Tax LLP, tax advisor to FNF, as to the material United States federal income tax consequences of the New Remy merger to U.S. shareholders of FNFV Group common stock.
This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion assumes that the mergers will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the IRS as to the United States federal income tax consequences of the mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of a share of Old Remy common stock or New Remy common stock that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•
a trust if (1) in general, the trust is subject to the supervision of a court within the United States, and one or more U.S. persons have the authority to control all significant decisions of the trust or (2) has a valid election in effect to be treated as a U.S. person.

This discussion does not purport to be a complete analysis of all potential United States federal income tax consequences of the mergers, and, in particular, does not address United States federal income tax considerations applicable to stockholders subject to special treatment under United States federal income tax law (including, for example, non-U.S. holders, brokers or dealers in securities, financial institutions, mutual funds, real estate investment trusts, insurance companies, tax-exempt entities, holders who hold Old Remy common stock or New Remy common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy, holders who acquired Old Remy common stock or New Remy common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, holders which are partnerships or other pass-through entities or investors in partnerships or other pass-through entities and U.S. holders liable for the alternative minimum tax). In addition, this discussion does not address the tax consequences of transactions effectuated prior to or after the mergers (whether or not such transactions occur in connection with the mergers), including, without limitation, the spin-off, the related restructuring transactions that precede the spin-off, or any exercise of an option or the acquisition or disposition of shares of Old Remy common stock or New Remy common stock other than pursuant to the mergers. Also, this discussion does not address United States federal income tax considerations applicable to holders of options or warrants to purchase Old Remy common stock or New Remy common stock. No information is provided herein with respect to the tax consequences of the mergers under applicable state, local or non-United States laws or under any proposed Treasury regulations that have not taken effect as of the date of this proxy statement/prospectus. This discussion only addresses U.S. holders who hold shares of Old Remy common stock or New Remy common stock as capital assets within the meaning of Section 1221 of the Code.
HOLDERS OF OLD REMY COMMON STOCK OR NEW REMY COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.
Neither Old Remy nor New Remy intends to seek a ruling from the IRS regarding the tax consequences of the mergers. Accordingly, the obligations of Old Remy and New Remy to consummate the mergers are conditioned on, among other things, (x) the receipt by Old Remy of an opinion of its tax counsel, Willkie Farr & Gallagher LLP, dated the effective date of the mergers, to the effect that the exchange of Old Remy common stock for New Holdco common stock pursuant to the Old Remy merger, taken together with the New Remy merger, will be treated for United States federal income tax purposes as an exchange described in Section 351 of the Code and (y) the receipt by New Remy of an opinion of its tax advisor, Deloitte Tax LLP, dated the effective date of the mergers, to the effect that the New Remy merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
Each of the foregoing tax opinions will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. In rendering such tax opinions, tax advisors may require and rely upon certain representations, covenants and assumptions, including representations made by officers of New Remy, New Holdco and Old Remy. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described below. Opinions of advisors do not bind the IRS or the courts nor preclude the IRS from adopting a contrary position. Accordingly, there can be no assurance that the IRS or the courts will not challenge such conclusions or that a court will not sustain such a challenge. The remainder of this discussion assumes that the mergers will be treated as exchanges described in Section 351 of the Code and that the New Remy merger will qualify as a reorganization within the meaning of Section 368 of the Code.
United States Federal Income Tax Consequences to Old Remy Stockholders and the New Remy Stockholders
Exchange of Old Remy Common Stock or New Remy Common Stock for New Holdco Common Stock.  A U.S. holder who exchanges Old Remy common stock or New Remy common stock for New Holdco common stock will not recognize any gain or loss, for United States federal income tax purposes, upon the exchange, except for gain or loss with respect to cash received in lieu of New Holdco fractional shares, as described below. Such holder will have a tax basis in the New Holdco common stock received equal to the tax basis of the Old Remy common stock or New Remy common stock surrendered therefor, reduced by any tax basis allocable to the fractional share interests in New Holdco stock for which cash is received, provided either that the Old Remy common stock or New Remy common stock exchanged does not have a tax basis that exceeds its fair market value or, if it does, that a certain election to reduce the tax basis of the New Holdco common stock received to its fair market value is not made. The holding period for the New Holdco common stock received will include the holding period for the Old Remy common stock or New Remy common stock surrendered therefor.
Receipt of Cash in Lieu of Fractional Shares. The receipt of cash instead of a fractional share of New Holdco common stock by a U.S. holder of New Remy common stock will result in taxable gain or loss to such U.S. holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such U.S. holder and the U.S. holder's adjusted tax basis in the fractional share. The gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. holder's holding period is greater than one year as of the date of the merger. The deductibility of capital losses is subject to limitations.
Backup Withholding. Under the Code, if you are a non-corporate New Remy shareholder and you receive cash in lieu of fractional shares of New Holdco common stock, you may be subject, under certain circumstances, to backup withholding at the rates provided for in the Code with respect to such cash unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.
Information on the Mergers to Be Filed with Stockholders’ Returns.  U.S. holders who receive New Holdco common stock, and following the effective time of the mergers own New Holdco common stock representing at least 5% of the total combined voting power or value of the total outstanding New Holdco common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a complete statement that contains the information listed in Treasury Regulation Section 1.351-3. Such statement must include the holder's aggregate fair market value and tax basis of the Old Remy common stock or New Remy common stock surrendered in the exchange.
Tax matters are very complicated, and the tax consequences of the mergers to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local, or foreign income or other tax consequences to you of the mergers.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the merger agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about New Holdco, FNF, New Remy or Old Remy. Information about New Holdco, FNF, New Remy and Old Remy can be found elsewhere in this proxy statement/prospectus.

The representations and warranties contained in the merger agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to disclosures not reflected in the merger agreement and to a contractual standard of materiality different from that generally applicable to stockholders. Furthermore, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of FNF, New Remy or Old Remy, because any party may take certain actions that are either expressly permitted in the confidential disclosures to the merger agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.
The Mergers
To effect the combination of New Remy and Old Remy, New Holdco was formed as a wholly owned subsidiary of New Remy, with two wholly owned subsidiaries, Merger Sub One and Merger Sub Two. At the effective time of the respective mergers:

•	Merger Sub One will merge with and into New Remy, and New Remy will be the surviving corporation in that merger; and

•	Merger Sub Two will merge with and into Old Remy, and Old Remy will be the surviving corporation in that merger.

As a result of the mergers described above, and the conversion and exchange of securities described below (see “-Conversion of Shares; Exchange of Certificates”), New Remy and Old Remy will each become a wholly owned subsidiary of New Holdco, with New Holdco as the new public parent company of New Remy and Old Remy.
Effective Time and Completion of the Mergers
New Remy and Old Remy will file certificates of merger with the Delaware Secretary of State no later than the second business day after the date on which the last condition to completing the mergers is satisfied or, where permissible, waived or at such other time as the parties to the merger agreement may agree. The New Remy merger and the Old Remy merger will become effective at the time and on the date on which those documents are filed, or later if the parties so agree and specify in those documents, provided that the New Remy merger will become effective immediately after the completion of the spin-off, and the Old Remy merger will become effective immediately after the New Remy merger. The time that the New Remy merger becomes effective is referred to as the “New Remy effective time”. The time that the Old Remy merger becomes effective is referred to as the “merger effective time”.

We cannot assure you when, or if, all the conditions to completion of the mergers will be satisfied or, where permissible, waived. See “-Conditions to Completion of the Mergers” below. The parties intend to complete the mergers as promptly as practicable, subject to receipt of the requisite stockholder and regulatory approvals.

Directors and Officers of New Holdco after Completion of the Mergers
The directors of New Holdco following the mergers will consist of the following six members: John H. Weber and George P. Scanlon, each of whom shall have a term expiring in 2015, Lawrence F. Hagenbuch and J. Norman Stout, each of whom shall have a term expiring in 2016, and Douglas K. Ammerman and John J. Pittas, each of whom shall have a term expiring in 2017. With the exception of Mr. Pittas, all of the directors of New Holdco were directors of Old Remy immediately prior to the mergers.
The executive officers of Old Remy immediately prior to the effective time of the Old Remy merger will be the initial executive officers of New Holdco, with the exception of Michael L. Gravelle, who prior to the Old Remy merger served as Senior Vice President, General Counsel and Corporate Secretary to Old Remy and who will cease to act in his capacity as Senior Vice President and General Counsel of Old Remy following the Old Remy merger but will continue as Corporate Secretary on a transitional basis.
Certificate of Incorporation and Bylaws of New Holdco
The certificate of incorporation and bylaws of New Holdco will be amended immediately prior to the spin-off, and such certificate of incorporation and bylaws shall be the certificate of incorporation and bylaws of New Holdco until thereafter amended as provided therein or by applicable law. Additional information about the certificate of incorporation and bylaws of New Holdco that will be in effect immediately after the mergers are completed can be found in the sections “Description of Capital Stock of New Holdco” and “Comparison of Rights of Stockholders Before and After the Transactions”.
Merger Consideration
New Remy Exchange Ratio
The New Remy exchange ratio will be equal to the quotient (rounded to the nearest five decimal places) obtained by dividing:

•
the sum of (i) 16,342,508 (which is equal to the number of outstanding shares of Old Remy beneficially owned by FNF) and (ii) 272,851 (the number of shares of Old Remy to be issued in respect of the contribution of the Imaging business); by

•	the number of outstanding shares of New Remy common stock outstanding as of the New Remy effective time.

Based on the number of shares of FNFV Group common stock outstanding on November 24, 2014, the New Remy exchange ratio would be 0.17879.
Old Remy Exchange Ratio
In the Old Remy merger, each holder of Old Remy shares (other than New Remy) will be entitled to receive one share of New Holdco common stock in respect of each Old Remy share held.
Conversion of Shares; Exchange of Certificates
At the New Remy effective time:

•
each share of New Remy common stock (other than each issued share of New Remy common stock that is owned by New Remy, which will be cancelled) issued and outstanding immediately prior to the New Remy effective time will be converted into the right to receive a number of shares of New Holdco common stock equal to the New Remy exchange ratio; and

•
each share of Merger Sub One common stock issued and outstanding immediately prior to the New Remy effective time will be converted into one share of New Remy common stock as the surviving corporation in the New Remy merger.

At the merger effective time:

•
each share of Old Remy common stock issued and outstanding immediately prior to the merger effective time (other than (a) each issued share of Old Remy common stock that is owned by Old Remy, which will be cancelled, and (b) the Old Remy common stock held by New Remy (which will be the Old Remy common stock currently beneficially owned by FNF), which will remain issued and outstanding) will be converted into the right to receive one share of New Holdco common stock; and

•
each share of Merger Sub Two common stock issued and outstanding immediately prior to the merger effective time will be, in the aggregate, converted into that number of shares of common stock of Old Remy as the surviving corporation in the Old Remy merger equal to the number of shares of Old Remy common stock that are outstanding immediately prior to the merger effective time (other than (a) each issued share of Old Remy common stock that is owned by Old Remy, which will be cancelled, and (b) the Old Remy common stock held by New Remy (which will be the Old Remy common stock currently beneficially owned by FNF), which will remain issued and outstanding).

For information on the treatment of stock options and other stock based awards for Old Remy, see “The Transactions--Treatment of Stock Options and Other Equity-Based Awards” beginning on page 56.
Promptly after the merger effective time, the exchange agent will mail a letter of transmittal to each holder of record of a stock certificate which immediately prior to the New Remy effective time or the merger effective time, as applicable, represented outstanding shares of New Remy common stock or Old Remy common stock (other than the shares of Old Remy common stock currently beneficially owned by FNF), which at the New Remy effective time or the merger effective time, as applicable, were converted into the right to receive the applicable merger consideration. This mailing will contain instructions on how to surrender shares of New Remy common stock or Old Remy common stock in exchange for the applicable merger consideration the holder is entitled to receive under the merger agreement. When you deliver your New Remy stock certificates or Old Remy stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your stock certificates will be cancelled.
No dividends or other distributions with respect to New Holdco common stock with a record date after the merger effective time will be paid to the holder of any unsurrendered stock certificates with respect to the shares of New Holdco common stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of New Holdco common stock will be paid to any such holder, in each case until the holder of such stock certificate surrenders such stock certificate.
Following surrender of any stock certificate, the record holder will receive, without interest:

•
promptly following the time of such surrender, the amount of cash payable in lieu of any fractional shares of New Holdco common stock to which such holder is entitled and the amount of dividends or other distributions, payable with respect to that number of whole shares of New Holdco common stock issuable in exchange for such stock certificate, with a record date after the merger effective time and paid with respect to New Holdco common stock prior to such surrender; and

•
at the appropriate payment date, the amount of dividends or other distributions with a record date after the merger effective time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of New Holdco common stock.

For a description of the treatment of shares of New Remy common stock and Old Remy common stock held in book-entry form, see “The Transactions--Exchange of New Remy and Old Remy Shares” above.
Representations and Warranties
Reciprocal Representations and Warranties
The representations and warranties made by FNF, New Remy and Old Remy relate to, among other things:

•	corporate organization and similar corporate matters; and

•	authorization of the merger agreement, absence of conflicts and governmental approvals.

FNF Representations and Warranties
In addition, the representations and warranties made by FNF relate to, among other things:

•	information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	brokers and other advisors;

•	ownership by FNF of Imaging units;

•	ownership by FNF of Old Remy common stock; and

•	no other express or implied representations regarding information provided in connection with the transactions.

New Remy Representations and Warranties
In addition, the representations and warranties made by New Remy relate to, among other things:

•	capital structure;

•	absence of certain liabilities;

•	legal proceedings;

•	compliance with applicable laws;

•

•	tax matters; and

•	no other express or implied representations regarding information provided in connection with the transactions.

Old Remy Representations and Warranties
In addition, the representations and warranties made by Old Remy relate to, among other things:

•	capital structure;

•	voting requirements;

•	documents filed with the SEC and absence of certain liabilities;

•	information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	brokers and other advisors;

•	opinion of financial advisor;

•	no interest in New Remy common stock (or FNFV Group common stock) or rights to acquire, or other benefits or rights of, any shares of New Remy common stock; and

•	no other express or implied representations regarding information provided in connection with the transactions.

Conduct of Business Pending the Mergers
Under the merger agreement, FNF agreed that, during the period before completion of the mergers, except as expressly contemplated or permitted by the merger agreement, or to the extent that Old Remy consents in writing, to cause Imaging to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to maintain in effect all existing permits, comply in all material respects with all applicable laws, maintain all material assets, rights and properties, maintain and preserve intact its business organization, relationships with customers and suppliers and generally the goodwill of those having business relationships with it, and retain the services of its present officers and key employees so that its goodwill and ongoing business is unimpaired.
FNF has agreed not to permit Imaging to, among other things, undertake the following actions without the consent of Old Remy (subject to certain exceptions specified in the merger agreement):

•	issue, sell, pledge, dispose of, or encumber, shares, securities, equity interests or capital stock of Imaging or any commitments of any kind to acquire any ownership interest in Imaging;

•	redeem any equity interest of Imaging;

•
incur or assume any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Imaging;

•
sell, transfer, lease, mortgage, encumber or otherwise dispose of, or subject to a lien (other than certain permitted liens), any of its properties or assets to any person, except for immaterial dispositions of assets in the ordinary course of business consistent with past practice;

•	directly or indirectly acquire any person or division, business or equity interest of any person;

•	make any investment in, or loan or advance to, any person (other than certain advances in the ordinary course of business consistent with past practice);

•	adopt a plan or agreement of liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

•	make any material change in its accounting or tax reporting principles, methods or policies, except as required by a change in GAAP;

•
(i) enter into any employment or severance agreement, (ii) increase the benefits payable under severance or termination policies or agreements, (iii) increase in any manner the compensation of any of the employees and service providers of Imaging or (iv) adopt, amend or terminate any profit sharing, compensation, stock option, pension, retirement or other benefit plan or agreement in respect of any employees or service providers of Imaging;

•
terminate the employment of any employee other than for “cause” except in the ordinary course of business consistent with past practice or hire any employee with annual compensation in excess of $70,000;

•
transfer the employment of any individual to or from Imaging or otherwise materially change the job functions of any Imaging employee except in the ordinary course of business consistent with past practice;

•	enter into any collective bargaining agreement or similar agreement with a labor organization;

•	enter into, amend, modify or terminate any material contract of Imaging;

•	agree to any material agreements or material modifications of existing agreements or courses of dealing with any governmental authorities in respect of its operations;

•	settle or compromise any material litigation, proceeding or investigation, except for settlements not to exceed $50,000 in the aggregate;

•	fail to maintain insurance in such amounts and against such risks and losses with respect to the Imaging business as in effect on the date of the merger agreement;

•
make any capital expenditure for which Imaging would be liable following the New Remy effective time that, together with all other capital expenditures incurred, exceeds $250,000 in any consecutive 12-month period; or

•	agree to take any of the foregoing actions.

FNF and New Remy have agreed not to, and not to permit their respective subsidiaries to, among other things, undertake the following actions without the consent of Old Remy (subject to certain exceptions specified in the merger agreement):

•	amend organizational documents of Imaging, New Holdco, New Remy, Merger Sub One or Merger Sub Two;

•	dispose of or encumber any of the shares of Old Remy beneficially owned by FNF or any Imaging units; or

•	make any changes in the capital structure of Imaging, New Holdco, New Remy, Merger Sub One or Merger Sub Two.

In addition, New Remy shall not, and shall not permit any of New Holdco, Merger Sub One or Merger Sub Two to, except consistent with the merger agreement or with the consent of Old Remy, engage in any business or activity.
Old Remy has agreed not to, and not to permit its respective subsidiaries to, among other things, undertake the following actions without the consent of New Remy (subject to certain exceptions specified in the merger agreement):

•
issue shares, securities, equity interests or capital stock of Old Remy or any of its subsidiaries, other than in connection with the exercise of existing stock based awards or pursuant to the Old Remy stock plan in the ordinary course consistent with past practice;

•	pay any dividend on the Old Remy common stock other than regular quarterly dividends consistent with past practice and repurchases by Old Remy of Old Remy common stock;

•	split, combine or reclassify any shares of Old Remy common stock;

•	amend or waive any rights under, or accelerate vesting under, the Old Remy stock plan or any agreement evidencing stock options or any right to acquire capital stock of Old Remy or similar agreement;

•	directly or indirectly acquire any person if such acquisition would reasonably be expected to materially impede or delay the ability of the parties to satisfy the conditions to the mergers;

•	make any investment in any person if such investment would reasonably be expected to materially impede or delay the ability of the parties to satisfy the conditions to the mergers;

•
enter into any contract that would be breached by, or would require the consent of a third party in order to continue in full force upon, or would result in the acceleration of any obligation or vesting of any benefit as a result of, the completion of the transactions; or

•	agree to take any of the foregoing actions.

Old Remy Board Recommendation Change
The merger agreement also provides that neither Old Remy's board of directors nor the special committee established in connection with the proposed transactions will withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to FNF or New Remy, its approval and recommendation of the merger agreement and the transactions contemplated thereby (any such change is referred to as an “Old Remy board recommendation change”) unless the Old Remy board of directors or the special committee determines in good faith (after consultation with legal counsel) that the failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

Additional Agreements

Old Remy, FNF and New Remy have agreed to cooperate with each other and, among other things, to use reasonable best efforts to:

•	take all actions necessary under the merger agreement and applicable laws to consummate the mergers as soon as practicable; and

•	as promptly as practicable, supply any information or materials required by applicable laws or applicable regulatory authorities.

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, consultation regarding transition matters, access to information, confidentiality, notification of certain matters and public announcements.
Special Meeting
As soon as practicable following the date of the merger agreement, Old Remy will call and hold a special meeting of its stockholders for the purpose of obtaining the Old Remy stockholder approval. The obligation to call and hold such stockholders meeting will not be affected by, among other things:

•	the commencement, public proposal, public disclosure or communication to Old Remy of any Old Remy Takeover Proposal; or

•
the withdrawal or modification of (x) Old Remy's board of directors' approval and recommendation of the transactions or (y) such board of directors’ approval of, or the Old Remy special committee’s recommendation that such board of directors approve, the Old Remy merger.

In accordance with the merger agreement, FNF, which currently beneficially owns approximately 51.1% of the outstanding shares of Old Remy, has agreed to vote all of such shares in favor of the adoption of the merger agreement. As a result, approval of the adoption of the merger agreement and the transactions contemplated thereby is assured.
Restructuring and Spin-Off
Concurrently with the execution of the merger agreement, FNF and New Remy entered into the reorganization agreement. Prior to the spin-off, FNF, New Remy, Imaging, New Holdco or Old Remy, as applicable, will enter into the tax matters agreement, the trademark license agreement, the Imaging services agreement and the Old Remy services agreement. A description of these agreements is included in the sections entitled “The Reorganization Agreement” and “Additional Agreements”.
In the merger agreement, FNF and New Remy have agreed to use their respective reasonable best efforts, and cause their respective subsidiaries to use their respective reasonable best efforts, (i) to complete the restructuring pursuant to which all of FNF’s interests in the Old Remy common stock and Imaging will be contributed to New Remy on and subject to the terms and conditions of the reorganization agreement, (ii) to execute and deliver the other agreements related to the restructuring at or prior to the spin-off and (iii) to effect the spin-off immediately prior to the closing of the mergers in accordance with the reorganization agreement.
Prior to the closing of the mergers, each of FNF and New Remy will not, and will cause their subsidiaries and the other parties to the transaction agreements contemplated by the mergers not to, amend, modify, terminate or abandon any of the transaction agreements (other than the merger agreement) or to agree to amend, modify, terminate or abandon the restructuring or any agreement or instrument entered into in accordance therewith or to waive any term or condition applicable thereto without the prior written consent of Old Remy.

Indemnification
From and after the merger effective time, New Holdco will indemnify the individuals who at or prior to the merger effective time were directors or officers of Old Remy with respect to all acts or omissions by them in their capacities as such at any time prior to the merger effective time, to the fullest extent (i) required by the Old Remy organizational documents as in effect on the date of the merger agreement, (ii) required by any indemnification agreement between Old Remy and any such director or officer as in effect on the date of the merger agreement or as of the merger effective time and (iii) permitted under applicable Law. New Holdco will also, for six years following the merger effective time, subject to certain limitations, maintain coverage under a directors and officers liability insurance policy with respect to claims arising from facts or events that occurred on or before the merger effective time at a level at least equal to that which Old Remy is maintaining prior to the mergers, except that New Holdco will not be required to pay aggregate annual premiums for such insurance in excess of 300% of the per annum rate currently paid by Old Remy.
Fees and Expenses
Each party pays its fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, except that FNF is responsible for all fees and expenses incurred by FNF, New Remy, New Holdco, Imaging, Merger Sub One and Merger Sub Two and FNF will reimburse Old Remy for 50% of all fees and expenses incurred by Old Remy including, without limitation, the cost of any tail insurance policies for directors and officers liability.
Certain Restricted Acquisitions
From and after the date of the merger agreement and prior to the first to occur of the effective time of the Old Remy merger and the termination of the merger agreement, FNF and its subsidiaries and affiliates will not (i) acquire, directly or indirectly, any additional shares of Old Remy common stock or any other rights to purchase or receive additional shares of Old Remy common stock or (ii) enter into or acquire, directly or indirectly, any derivative contract with respect to any shares of Old Remy common stock or enter into any other hedging or other similar transaction that has the effect of providing FNF or any such subsidiary or affiliate, directly or indirectly, with the economic benefits, voting rights or risks of ownership of any shares of Old Remy common stock (other than in each case any acquisition from or contract entered into with Old Remy or any of its subsidiaries).
From and after the effective time of the spin-off and prior to the first to occur of the effective time of the New Remy merger and the termination of the merger agreement, FNF will not acquire, directly or indirectly, any New Remy interest.
Conditions to Completion of the Mergers
The parties will not complete the mergers unless each of the following conditions is satisfied or waived:

•	the restructuring and spin-off have been completed in accordance with the reorganization agreement and applicable law;

•	the Old Remy stockholder approval has been obtained;

•	all regulatory approvals necessary for the completion of the mergers have been obtained and are in full force and effect;

•	no law, injunction, judgment or ruling prohibiting the completion of the mergers or making the completion of the mergers illegal is in effect;

•
the New Remy Form S-1 and the New Holdco Form S-4, of which this proxy statement/prospectus forms a part, have been declared effective by the SEC and are not subject to any stop order or initiated or threatened proceedings seeking a stop order;

•	the shares of New Holdco common stock deliverable to certain stockholders of New Remy and Old Remy have been approved for listing on NASDAQ; and

•	all necessary third party consents have been obtained.

Old Remy's obligations to complete the Old Remy merger are also subject to the satisfaction or waiver of each of the following additional conditions:

•	the accuracy of the representations and warranties of FNF and New Remy, except as would not, individually or in the aggregate, have a New Remy material adverse effect (subject to certain exceptions);

•	FNF's performance in all material respects of all obligations that are required by the merger agreement to be performed on or prior to the closing of the mergers;

•	New Remy's performance in all material respects of all obligations that are required by the merger agreement to be performed on or prior to the closing of the mergers;

•
there shall be no action, proceeding or litigation by any governmental authority seeking to (i) prohibit or restrain any of the transactions, including preventing New Holdco from exercising full ownership of Old Remy and New Remy, (ii) prohibit or restrain New Holdco from owning or operating all or any portion of the businesses or assets of Old Remy or its subsidiaries (taken as a whole) or of New Remy and its subsidiaries (taken as a whole), (iii) as a result of the transactions, compel New Holdco to dispose of any shares of Old Remy or New Remy or to dispose of or hold separate any material portion of the businesses or assets of Old Remy and its subsidiaries (taken as a whole) or New Remy and its subsidiaries (taken as a whole) or (iv) impose damages on New Holdco, New Remy or Old Remy or any of their respective subsidiaries as a result of the transactions in amounts material in relation to New Holdco or the transactions. In addition, there shall be no restraints in effect that could reasonably be expected to result in any of the effects referred to above;

•
each of the parties (other than FNF and its subsidiaries) to the transaction agreements shall have performed in all material respects all obligations required to be performed by such party under such agreement and each such agreement shall be in effect;

•
Old Remy shall have received an opinion from Willkie Farr & Gallagher LLP, in form and substance reasonably satisfactory to Old Remy, to the effect that the Old Remy merger, taken together with the New Remy merger, will be treated for federal income tax purposes as a transaction described in Section 351 of the Code;

•
since December 31, 2013, there shall not have been any change, circumstance, effect, development or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a New Remy material adverse effect; and

•	Old Remy shall have received the original stock certificates for the Old Remy common stock beneficially owned by FNF and the Merger Sub One and Merger Sub Two shares.

FNF's and New Remy’s obligations to complete the New Remy merger are also subject to the satisfaction or waiver of each of the following additional conditions:

•	the accuracy of the representations and warranties of Old Remy, except as would not, individually or in the aggregate, have an Old Remy material adverse effect (subject to certain exceptions);

•	Old Remy’s performance in all material respects of all obligations that are required by the merger agreement to be performed on or prior to the closing of the mergers;

•
there shall be no action, proceeding or litigation by any governmental authority seeking to (i) prohibit or restrain FNF from owning or operating all or any portion of the businesses or assets of FNF or its subsidiaries (excluding Imaging), (iii) as a result of the transactions contemplated by the merger agreement, compel FNF to dispose of any portion of any of the businesses or assets of FNF or its subsidiaries (excluding Imaging) or (iii) impose material damages on FNF or any of its subsidiaries (excluding Imaging) as a result of the transactions contemplated by the merger agreement. In addition, there shall be no restraints in effect that could reasonably be expected to result in any of the effects referred to above;

•
New Remy shall have received a tax opinion from Deloitte Tax LLP, in form and substance reasonably acceptable to FNF and New Remy, substantially to the effect that the New Remy merger will qualify as a reorganization under Section 368 of the Code; and

•
since the date of the merger agreement, there shall not have been any change, circumstance, effect, development or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to result in an Old Remy material adverse effect.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to any party, any material adverse effect on, or change, event, occurrence, development, condition or state of facts materially adverse to:

•
the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole, other than any effect, change, event, occurrence, development, condition or state of facts occurring after the date of the merger agreement (i) relating to the United States economy in general or (ii) relating to the industry in which such person operates in general and (in each case under (i) and (ii)) not specifically relating to (or disproportionately affecting) such person; or

•
such party and its affiliates’ ability to, in a timely manner, perform their respective obligations under the transaction agreements or consummate the transactions contemplated by the transaction agreements.

For purposes of any determination as to the existence of a “material adverse effect” with respect to New Remy, New Remy’s assets shall be deemed to consist of (i) only Imaging and shall exclude the shares of Old Remy beneficially owned by FNF and (ii) solely for purposes of the closing condition described in the first bullet under Old Remy's obligations to complete the Old Remy merger above, Imaging and the shares of Old Remy beneficially owned by FNF.
No effect, change, event, occurrence, development, condition or state of facts arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a material adverse effect:

•
the announcement or performance of the merger agreement and the transactions contemplated by the merger agreement, including, to the extent arising therefrom, any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Imaging or Old Remy (in each case, other than in respect of required consents and approvals);

•	acts of war or terrorism or natural disasters;

•	changes in any laws or regulations or applicable accounting regulations or principles or the interpretations thereof;

•
the fact, in and of itself (and not the underlying causes thereof), that New Remy or any of its subsidiaries or Old Remy failed to meet any projections, forecasts, or revenue or earnings predictions for any period; or

•	any change, in and of itself (and not the underlying causes thereof), in the stock price of the FNF common stock or Old Remy common stock.

Termination
Old Remy and New Remy may terminate the merger agreement at any time prior to the completion of the mergers by mutual written consent.
Either Old Remy or New Remy may (subject to certain exceptions set forth in the merger agreement) terminate the merger agreement by written notice to the other party:

•
if the transactions contemplated by the merger agreement are not completed prior to March 7, 2015, provided that if all conditions have been satisfied by such date, other than obtaining the requisite regulatory approvals, then such date shall be extended for up to 90 days;

•
if any final, nonappealable order or injunction prohibits the completion of the transactions contemplated by the merger agreement or a law or regulation makes the completion of such transactions illegal; or

•	if the Old Remy stockholder approval is not obtained at the Old Remy stockholders meeting or at any adjournment or postponement thereof.

Old Remy may terminate the merger agreement by written notice to New Remy if:

•
there has been a breach by FNF and/or New Remy of any of its representations, warranties, covenants or agreements such that the related closing conditions would not be satisfied, unless FNF or New Remy cures such breach within thirty (30) calendar days; or

•
any final, nonappealable restraint imposes damages on New Holdco, New Remy or Old Remy or any of their respective subsidiaries as a result of the transactions in an amount material in relation to New Holdco or the transactions.

New Remy may terminate the merger agreement by written notice to Old Remy if:

•
there has been a breach by Old Remy of any of its representations, warranties, covenants or agreements such that the related closing conditions would not be satisfied, unless Old Remy cures such breach within thirty (30) calendar days;

•	if any final, nonappealable restraint imposes material damages on FNF or any of its subsidiaries (excluding Imaging) as a result of the transactions; or

•	an Old Remy board recommendation change as recommended by the special committee shall have occurred.

Effect of Termination
In the event the merger agreement is terminated as described above, the merger agreement will become null and void and none of Old Remy, FNF, New Remy, New Holdco, Merger Sub One or Merger Sub Two or their respective directors, officers and affiliates, will have any liability under the merger agreement except that nothing shall relieve any party from liability for fraud or any willful breach of the merger agreement. Certain designated provisions of the merger agreement, including the payment of fees and expenses and confidentiality restrictions, will survive the termination of the merger agreement.
Amendment, Extension and Waiver
The merger agreement may be amended in writing by action taken or authorized by Old Remy's, FNF's and New Remy's respective boards of directors (but in the case of Old Remy, only following approval thereof by the special committee), at any time before or after receipt of the Old Remy stockholder approval. Following approval of the transactions by the stockholders of Old Remy, however, there cannot be any amendment which by law would require further approval by such stockholders without such approval.
At any time before the completion of the mergers, Old Remy, FNF or New Remy may, by written action taken or authorized by their respective boards of directors (and in the case of Old Remy, following approval by the Old Remy special committee) to the extent legally allowed:

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement;

•	extend the time for the performance of any of the obligations or other acts provided for in the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

THE REORGANIZATION AGREEMENT

The following summary describes the material provisions of the reorganization agreement and is qualified in its entirety by reference to the complete text of the reorganization agreement, a copy of which is attached as Annex B to, and is incorporated by reference in, this proxy statement/prospectus. The provisions of the reorganization agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the reorganization agreement that is important to you. We encourage you to read the reorganization agreement carefully in its entirety for a more complete understanding of the reorganization agreement.

The reorganization agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the reorganization agreement and are not intended to provide any other factual information about FNF, New Remy or Imaging. Information about FNF, New Remy and Imaging can be found elsewhere in this proxy statement/prospectus.

The representations and warranties contained in the reorganization agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to effect the restructuring if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to disclosures not reflected in the reorganization agreement and a contractual standard of materiality different from that generally applicable to stockholders. Furthermore, you should not rely on the covenants in the reorganization agreement as actual limitations on the respective businesses of FNF, New Remy or Imaging, because any party may take certain actions that are either expressly permitted in the confidential disclosures to the reorganization agreement or are otherwise consented to by the appropriate party, which consent may be given without prior notice to the public.

General

New Remy has entered into a reorganization agreement with FNF to provide for, among other things, the principal corporate transactions required to effect the spin-off, certain conditions to the spin-off and provisions governing the relationship between New Remy and FNF with respect to and resulting from the spin-off (the “reorganization agreement”). Pursuant to the merger agreement, as of the completion of the mergers, New Holdco will become jointly and severally liable with New Remy for New Remy's obligations under the reorganization agreement.

Pursuant to the reorganization agreement, FNF will engage in a series of corporate transactions (the “restructuring”), including the following:

•
FNF will cause its subsidiaries to effect a series of internal distributions such that, following such distributions, FNF will directly own all of the outstanding Imaging units and the Old Remy shares now indirectly owned by FNF;

•	FNF will contribute to New Remy (i) all of the Old Remy shares owned by FNF and (ii) all of the Imaging units, in exchange for 100% of the shares of New Remy common stock (the “contribution”); and

•
immediately prior to the consummation of the mergers, FNF will cause all of the shares of New Remy common stock held by FNF to be distributed pro rata to the holders of the FNFV Group common stock (a separate class of FNF stock that tracks selected assets of FNF, including its interests in Old Remy and Imaging) by means of book-entry transfer through the exchange agent (the “spin-off”).

Purchase Price Adjustment

Subject to satisfaction of certain conditions, FNF will pay to New Remy in 2018 (subject to resolution of any disputes) an amount equal to the amount by which the aggregate EBITDA of Imaging for calendar years 2015, 2016 and 2017 is less than $6 million. For purposes of this payment, EBITDA means the earnings of Imaging before interest expense (income), income tax expense (benefit), depreciation and amortization and is calculated in accordance with the accounting standards applied by New Holdco, but excludes (subject to certain exceptions) the allocation of corporate expenses of New Holdco, New Remy, Old Remy or their respective affiliates and any adjustments to reflect the application of purchase accounting.

Representations and Warranties

FNF makes representations to New Remy relating to, among other things:

•	corporate organization and similar corporate matters;

•	capital structure;

•	ownership by FNF of the Imaging units;

•	ownership by FNF of the Old Remy common stock;

•	authorization of the reorganization agreement and absence of conflicts;

•	financial information, absence of certain changes and liabilities with respect to Imaging;

•	legal proceedings with respect to Imaging;

•	tax matters with respect to Imaging;

•	compliance with applicable laws and permits with respect to Imaging;

•	brokers and other advisors with respect to Imaging;

•	employee benefits with respect to Imaging;

•	environmental matters with respect to Imaging;

•	contracts with respect to Imaging;

•	real estate with respect to Imaging;

•	intellectual property with respect to Imaging;

•	insurance with respect to Imaging; and

•	sufficiency of assets with respect to Imaging.
Covenants
FNF and New Remy, as applicable, among other things, have agreed to take the following actions:

•
immediately prior to the spin-off, all contracts, licenses, commitments and other arrangements, formal and informal, between any FNF entity, on the one hand, and any New Remy entity (including Imaging), on the other hand, will be terminated (except for the transaction agreements and the FNF customer contract with Imaging);

•
immediately prior to the spin-off, all intercompany payables and loans and intercompany receivables between any FNF entity, on the one hand, and any New Remy entity, on the other hand, will be cancelled, except for receivables relating to services provided by Imaging under the customer contract and a tax sharing payment to FNF;

•	prior to the restructuring, FNF will cause its affiliates to transfer certain assets and domain names used in Imaging’s business to Imaging;

•	FNF will cause Imaging to have at least $3 million in net working capital at the closing of the spin-off;

•	Imaging or its affiliates will offer employment to certain individuals who provide services to Imaging effective January 1, 2015;

•
For a three-year period following the closing of the spin-off, subject to certain exceptions, FNF and its subsidiaries will not solicit for employment certain individuals who provide services to Imaging; and

•
For a three-year period following the closing of the spin-off, subject to certain exceptions, FNF and its subsidiaries will not compete with the Imaging business, except for certain de minimis activities and in connection with acquisitions where at least 75% of the revenues of the acquired business relate to activities other than the business of Imaging.

In addition, the reorganization agreement will provide for each party and its subsidiaries to preserve the confidentiality of all confidential or proprietary information of the other party for the longer of five years following the spin-off or three years following the disclosure of such information to such party, subject to customary exceptions, including disclosures required by law, court order or government regulation.

Indemnification

The reorganization agreement provides for mutual indemnification obligations, which are designed to make New Remy financially responsible for liabilities relating to the business or ownership of Imaging after the effective time of the New Remy merger, and to make FNF financially responsible for all liabilities relating to the business or ownership of Imaging prior to the effective time of the New Remy merger, as well as liabilities relating to assets or businesses owned or operated by FNF. In addition, FNF will indemnify New Remy for any breach by FNF of any representation, warranty, covenant or agreement of FNF in the reorganization agreement, the services agreements or the trademark license agreement or the breach by FNF or New Remy of certain fundamental representations and covenants in the merger agreement. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, please see “Additional Agreements--Tax Matters Agreement” below.

Conditions to Completion of the Restructuring

The parties will not complete the restructuring unless each of the following conditions is satisfied or waived:

•	no law, injunction, regulation or court order prohibits the restructuring;

•	the performance in all material respects of all obligations that are required by the reorganization agreement to be performed on or prior to the closing of the restructuring;

•	the accuracy of the representations and warranties of FNF in all material respects (subject to certain exceptions); and

•
FNF shall have received a tax opinion from Deloitte Tax LLP, in form and substance reasonably acceptable to FNF, substantially to the effect that the contribution and the spin-off should qualify as a tax-free reorganization under Section 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively.

At the closing of the restructuring, FNF and New Remy, as applicable, will execute and deliver the tax matters agreement, the Old Remy services agreement, the Imaging services agreement and the trademark license agreement.

Termination

The reorganization agreement may be terminated by the mutual agreement of FNF, New Remy and Old Remy. In addition, the reorganization agreement may be terminated by FNF if the merger agreement is terminated.

ADDITIONAL AGREEMENTS

Other Transaction Agreements

Tax Matters Agreement
Prior to the effective time of the spin-off, FNF, New Holdco and New Remy will enter into a tax matters agreement that governs their respective rights, responsibilities and obligations with respect to taxes, the filing of tax returns, the control of audits and other tax matters.
References in this summary description of the tax matters agreement to the terms “tax” or “taxes” mean all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, gains, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any tax authority and shall include any transferee liability in respect of taxes. In addition, references to the “New Holdco Group” mean: New Holdco and, after the closing of the mergers, each of its direct and indirect subsidiaries, including any corporations that would be members of the affiliated group of which New Holdco is the common parent corporation if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof); and references to the “FNF Group” mean FNF and each of its present and future direct and indirect subsidiaries, including any corporations that would be members of the affiliated group of which FNF is the common parent corporation if they were includible corporations under section 1504(b) of the Code (in each case, including any successors thereof). References to losses arising from “disqualifying actions” refer to losses arising from the failure of the spin-off to be a tax-free transaction described under Sections 355, 361 and 368(a) of the Code to the extent that such failure results from (i) any action by a member of the New Holdco Group within their respective control, or the failure to take any action; or (ii) any event or series of events as a result of which any person or persons would (directly or indirectly) acquire or have the right to acquire from New Holdco or New Remy and/or one or more direct or indirect holders of outstanding shares of New Holdco equity interests or New Remy equity interests that would, when combined with any other changes in the ownership of New Remy or New Holdco, cause the spin-off to be a taxable event to FNF as a result of the application of section 355(e) of the Code. “Restricted period” shall mean the period commencing upon the spin-off date and ending at the close of business on the first day following the second anniversary of the spin-off date.
Under the tax matters agreement, FNF will pay, or as applicable, indemnify the New Holdco Group for any losses incurred by the New Holdco Group with respect to (i) any taxes of the members of the New Holdco Group (other than Old Remy and any of its subsidiaries) with respect to a pre-spin-off taxable period; (ii) any taxes imposed by reason of a member of the New Holdco Group having been a member of an FNF consolidated group on or prior to the spin-off date; (iii) any taxes of Imaging or taxes attributable to the Imaging business, in each case attributable to a pre-spin-off taxable period; (iv) any taxes incurred as a result of the transactions described herein; and (v) any transfer taxes arising from the spin-off and related restructuring transactions, in each case other than taxes that arise from a disqualifying action. New Holdco will pay, or as applicable, indemnify the FNF Group for any losses incurred by the FNF Group with respect to (i) any taxes of Imaging or taxes attributable to the Imaging business, in each case, attributable to a post-spin off taxable period; and (ii) any taxes that arise from or are attributable to a disqualifying action.
FNF will be responsible for preparing and filing (i) all tax returns which include one or more members of the FNF Group and one or more members of the New Holdco Group; (ii) pass through tax returns for Imaging for taxable periods beginning on or before the spin-off date; and (iii) all tax returns of Imaging or with respect to the Imaging business required to be filed on or before the spin-off date. New Holdco will be responsible for preparing and filing all other Imaging tax returns.
Generally, each of FNF and New Holdco will be entitled to any refunds, credits, or offsets relating to taxes allocated to and paid by its respective group under the tax matters agreement. The members of the New Holdco Group must waive their rights to carryback any tax attribute to a pre-spin-off taxable period of an FNF consolidated tax return to the extent permitted by applicable law. If such member is unable to elect to forego such carryback, the FNF Group shall be entitled to any refunds resulting from such carryback.

If a party to the tax matters agreement receives a notice of a tax audit from a tax authority, and believes it may have a suffered or could potentially suffer any tax liability for which it may request indemnification, it must inform the party liable to make such indemnification payment (the “indemnifying party”). The indemnifying party has the right to control such audit and compromise or settle such tax audit, provided that the indemnified party must consent to such compromise or settlement to the extent that the indemnified party may be materially affected by such compromise or settlement. However, in the case of an audit relating to a disqualifying action, FNF and New Holdco shall have the right to jointly control the audit.
To the extent permitted by applicable tax law, FNF, New Holdco and New Remy agree to treat any payments made under the tax matters agreement as a capital contribution or distribution (as applicable) immediately prior to the spin-off. The amount of any indemnification payment made under the tax matters agreement will be reduced by the amount of any reduction in taxes actually realized by the party receiving such payment as a result of the event giving rise to the indemnification payment by the end of the taxable year in which the indemnity payment is made, and will be increased if and to the extent necessary to ensure that, after all required taxes on the indemnity payment are paid (including taxes applicable to any increases in the indemnity payment), the indemnified party receives the amount it would have received if the indemnity payment was not taxable.
Finally, New Holdco and its affiliates will be restricted by certain covenants related to the spin-off. These restrictive covenants require that none of New Holdco and its affiliates shall:

•
take, or fail to take, any action following the spin-off if such action, or failure to act, would be inconsistent with any covenant or representation made by New Holdco or any of its subsidiaries in any transaction document, or prohibit certain restructuring transactions related to the spin-off from qualifying for tax-free treatment for U.S. federal income tax purposes;

•
during the restricted period, enter into any agreement, understanding, arrangement or substantial negotiations, pursuant to which any person or persons would (directly or indirectly) acquire, or have the right to acquire, New Holdco or New Remy equity interests (other than in connection with the mergers);

•
during the restricted period, discontinue, sell, transfer or cease to maintain the Imaging business, or engage in any transaction that could result in New Remy ceasing to be a corporation whose “separate affiliated group” (as defined in section 355(b)(3)(B) of the Code) is so engaged.

Notwithstanding the foregoing, New Holdco and its affiliates may take an action prohibited by the foregoing if (i) FNF receives prior written notice describing the proposed action in reasonable detail, and (ii) New Holdco delivers to FNF either (x) an opinion from a nationally recognized U.S. tax advisor providing that the completion of a proposed action by the New Holdco Group (or any member thereof) should not affect the tax-free status of the transactions; or (y) a private letter ruling providing that the completion of a proposed action by the New Holdco Group would not affect the tax-free status of the transactions, in each case in form and substance satisfactory to FNF. In addition, under certain circumstances New Holdco shall be permitted to issue reasonable New Holdco equity-based compensation for services rendered to a member of the New Holdco Group, provided that such person is permitted to receive New Holdco stock under Safe Harbor VIII in Treasury Regulations section 1.355-7(d).
The parties must indemnify each other for taxes and losses allocated to them under the tax matters agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the tax matters agreement.
Imaging Services Agreement
Prior to the effective time of the spin-off, FNF will enter into a Corporate and Transitional Services Agreement with Imaging, which we refer to as the Imaging services agreement. Pursuant to such agreement, FNF will provide Imaging with certain corporate services, such as IT transitional, corporate accounting, corporate accounts payable, 1099 reporting, treasury, human resources support, payroll support, tax, executive management, vendor management, facilities, and employee compensation and benefits services. FNF will also provide knowledge transfer services and take such steps as are reasonably required to facilitate a smooth and efficient transition of records and responsibilities to Imaging prior to the termination of the agreement. Services are typically provided at no cost to Imaging except for fees and expenses payable to third parties in connection with the provision of services. The services agreement terminates after two years or the date upon which all corporate services have been terminated. Imaging may terminate corporate services by providing 60 days written notice to FNF.

Old Remy Services Agreement
Prior to the effective time of the spin-off, FNF will enter into a Corporate and Transitional Services Agreement with Old Remy, which we refer to as the Old Remy services agreement and, together with the Imaging services agreement, the services agreements. Pursuant to such agreement, FNF will provide Old Remy with certain corporate services, such as litigation management and negotiation of enterprise arrangements services. FNF will also provide knowledge transfer services and take such steps as are reasonably required to facilitate a smooth and efficient transition of records and responsibilities to Old Remy prior to the termination of the agreement. Services are provided at no cost to Old Remy except for fees and expenses payable to third parties in connection with the provision of services. The services agreement terminates after two years or the date upon which all corporate services have been terminated. Old Remy may terminate corporate services by providing 60 days written notice to FNF.
Trademark License Agreement
Prior to the effective time of the spin-off, FNF Intellectual Property Holdings, Inc. (“FIPH”) will enter into a Trademark Assignment and Transitional License Agreement with Imaging, which we refer to as the trademark license agreement. Pursuant to such agreement, FIPH will assign to Imaging the right to use the “FNTI” registered trademark. FIPH also grants Imaging a license to use and reproduce the “FIDELITY NATIONAL TECHNOLOGY IMAGING” registered trademark and the Imaging corporate logo for three years.
Certain Other Transactions and Relationships
Amended and Restated Term B Loan Credit Agreement
FNF was one of the lenders under Old Remy’s Term B Loan that Old Remy obtained in December 2010. FNF provided $30.0 million of the total $300.0 million principal amount of the loan and held $28.7 million of the principal amount as of December 31, 2012. On March 5, 2013, Old Remy entered into a $300.0 Amended and Restated Term B Loan Credit Agreement to refinance its existing Term B Loan. FNF and related subsidiaries participated in Old Remy’s Amended and Restated Term B Loan and held $29.5 million of the principal amount as of September 30, 2014. As of September 30, 2014, the interest rate on the Amended and Restated Term B Loan, prior to the effect of interest rate swaps, was 4.25%.
Registration Rights Agreement
Old Remy is party to a registration rights agreement with FNF and several other holders and their permitted transferees (whom we refer to as the covered holders) of Old Remy common stock. Old Remy entered into this agreement in connection with its emergence from bankruptcy in 2007. The agreement covers all shares of Old Remy common stock held by the covered holders. The agreement provides both demand and “piggyback” registration rights, as well as customary provisions related to expenses and indemnification. Following the completion of the transactions, the registration rights agreement will no longer be in effect.
Consulting Agreement with George Scanlon
In September 2014, Old Remy entered into a consulting agreement with Mr. Scanlon. Under this agreement, Mr. Scanlon will provide consulting services to Old Remy in areas which may include, among others, financial and accounting matters, treasury matters, investor relations, business development and potential acquisitions. The agreement has an initial term of 30 days, and automatically renews for additional terms of 30 days each until terminated by notice from one party to the other. The agreement provides compensation of $30,000 for the first month and $40,000 for each following month. Old Remy currently anticipates that the duration of this arrangement will be three to four months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Basis of Presentation and Factors Affecting Comparability
Overview

The following discussion and analysis of financial condition and results of operations covers the historical combined results of Remy International, Inc. ("Old Remy"), and Fidelity National Technology Imaging, LLC ("Imaging"), on the basis of accounting used in the Annual Audited Financial Statements and Interim Unaudited Financial Statements. Collectively, these entities constitute the predecessor to New Remy and New Holdco. We have not presented a discussion of the results of operations for New Remy or New Holdco because these entities have not had any corporate activity since their formation other than the issuance of shares of common stock in connection with their initial capitalization.  This information should be read in conjunction with “Selected Historical Combined Financial Data of New Remy and New Holdco” and the Annual Audited Financial Statements and the related notes thereto and the Interim Unaudited Financial Statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following summarizes the basis of presentation used in the Annual Audited Financial Statements and the Interim Unaudited Financial Statements and discussed in this section for all periods presented:
Successor--Represents the combined financial position as of September 30, 2014, December 31, 2013 and 2012, and the combined results of operations and cash flows for the nine months ended September 30, 2014, the year ended December 31, 2013, and the period from August 15, 2012 through December 31, 2012, of Old Remy and Imaging. These periods reflect the application of purchase accounting to the assets and liabilities of Old Remy as of August 14, 2012, as described further in Note 2 to the Annual Audited Financial Statements, relating to FNF’s acquisition of a controlling interest in Old Remy.
Predecessor--Represents the consolidated financial position and results of operations of Old Remy as previously reported for all periods prior to August 14, 2012. This presentation is on the historical basis of accounting without the application of purchase accounting related to FNF’s acquisition of a controlling interest in Old Remy.
As a result of the foregoing differences between the Predecessor and Successor periods, the information in the Annual Audited Financial Statements for the Predecessor and Successor periods and discussed below for the years ended December 31, 2013, 2012 and 2011 may not be strictly comparable.

Combined 2012 Year Information

In the discussions below of results of operations and cash flows, we present combined information for the year ended December 31, 2012. This information was prepared by adding amounts for the Predecessor and Successor 2012 periods as presented in the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. This combined presentation is not in accordance with U.S. generally acceptable accounting principles. Due to the reasons discussed above, the combined 2012 amounts may not be strictly comparable with either the 2013 amounts or the 2011 amounts. However, we believe that this approach provides a reasonable basis of comparison for purposes of the full-year 2012 operating results. Where material, we have attempted to explain the impact of the purchase accounting adjustments on the period to period comparisons.
Executive Overview
Except as otherwise specifically identified as a description of Imaging, the descriptions below in this Executive Overview section are of the business of Old Remy.
Our Business

Old Remy is a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under our well-recognized “Delco Remy,”

“Remy,” “World Wide Automotive” and "USA Industries" brand names, as well as our customers' well-recognized private label brand names.

Our principal products for both light and commercial vehicles include:

•	new starters and alternators;

•	remanufactured starters and alternators;

•	hybrid electric motors; and

•	multi-line products (primarily remanufactured), including steering gears, constant velocity (CV) axles, and brake calipers.

We sell our new starters, alternators and hybrid electric motors to U.S. and non-U.S. OEMs for factory installation on new vehicles. We sell remanufactured and new products to aftermarket customers, mainly retailers in North America, warehouse distributors in North America and Europe, and OEMs globally for the original equipment service ("OES") market. We sell a small volume of remanufactured locomotive power assemblies, CV axles and brake calipers in North America, and steering gear and brake calipers for light vehicles in Europe.

Imaging provides document preparation, scanning, indexing and redaction services to government agencies and companies in financial services, healthcare, retirement systems, education and court systems. Employing proprietary production control technology, Imaging’s goal is to deliver superior efficiency, capacity and quality management standards that enable it to manage large-scale document conversion projects. Imaging collaborates with leading content management systems providers to promote the benefits of document automation, develop new client relationships and provide clients an end-to-end document automation solution. Over the course of its history, Imaging has demonstrated competency in preparing and converting physical records for all leading commercial content management systems.

Acquisition of United Starters and Alternators Industries, Inc.

On January 13, 2014, we acquired substantially all of the assets of USA Industries pursuant to the terms and conditions of the Asset Purchase Agreement, effective as of January 13, 2014. USA Industries is a leading North American distributor of premium quality remanufactured and new alternators, starters, CV axles and disc brake calipers for the light-duty aftermarket. In connection with the closing of the transaction, the assets were placed in Remy USA Industries, L.L.C., a wholly-owned subsidiary of Old Remy. USA Industries' operating results are consolidated beginning January 13, 2014.

Recent Trends and Conditions

General economic conditions

According to IHS Global Insight, global light duty vehicle production was up 3% and global medium and heavy duty vehicle production was up 5% during the third quarter of 2014 as compared to the same period in 2013. The increase in light duty vehicle production was driven primarily by a 10% increase in China production, an 8% increase in North America production, an 8% increase in Korea production. These increases were offset by a 21% decline in South America production and 1% decline in Europe production. The increase in global medium and heavy duty production was driven primarily by a 15% increase in North American production, an 11% increase in Europe production, and a 5% increase in Korea production offset by a 12% decline in South America production and 1% decline in China. The global automotive industry remains susceptible to uncertain economic conditions that could adversely impact consumer demand for vehicles.

Weather can affect aftermarket sales of starters and alternators. Extreme cold can damage starters and extreme heat can increase alternator failures. In both cases, this extreme weather can stimulate sales of aftermarket starters and alternators. In early 2014, the Midwest and Northeast United States experienced severe cold weather which we believe had a positive impact on our results of operations.

Pricing pressures from customers

Pressure from our customers to reduce prices is characteristic of the automotive supply industry. Due to the competitive nature of the business, revised terms with customers may impact our ongoing profitability. We anticipate the impact of our pricing to be in the range of 1% to 3% consistent with prior years. We have taken and expect to continue to take steps to improve operating efficiencies and minimize or resist price reductions. We intend to maintain a disciplined approach to customer program pricing and may choose to exit programs with certain customers to protect our margins and cash flow. As a result, we may choose to no longer continue programs with certain customers due to unacceptable competitive pricing or terms. To this end, we have chosen not to meet the demands of a major aftermarket customer due to the negative pricing and working capital impact. The customer has notified us of their intent to re-source the business at the end of our current contract, which expires in January 2015.  While these decisions impact net sales and operating income in the short term, we believe this operating discipline will help to maximize the long-term profitability of the Company. Sales to this customer were $80.0 million in 2013 and $67.8 million for the nine months ended September 30, 2014. Any loss of sales to this customer in 2015 will be partially offset, upon termination of the contract, by the sale of cores currently reflected in Core Right of Return in Other noncurrent assets. Despite this likely reduction of 2015 sales, this action will have a positive impact on our net income and cash next year.

Material and commodity price fluctuations

Overall commodity price fluctuation is an ongoing concern for our business and has been an operational and financial focus. We have pass-through pricing agreements with a number of our customers that reduce our exposure to metals price volatility. Where metals price volatility is not covered by customer agreements, we utilize hedging instruments where appropriate, particularly related to copper, and consider their cost and their effectiveness. Average copper prices were lower for the quarter ended September 30, 2014 than for the same period in 2013.

In our remanufacturing operations, our principal inputs are cores, approximately 90% of which we receive in exchange for remanufactured units. Cores are used starters or alternators that customers exchange when they purchase new products. If usable, we refurbish these cores into a remanufactured product that we sell to our aftermarket customers. When we are required to purchase cores rather than receiving them in exchange for remanufactured units, we are affected by market pricing of cores. The cost of cores fluctuates based on a number of factors, including supply and demand and the underlying value of the commodities that the cores contain.

Foreign currencies

During the first nine months of 2014, approximately 34% of our net sales were transacted outside the United States. The functional currency of our foreign operations is generally the local currency, while our financial statements are presented in U.S. dollars. Foreign exchange has an unfavorable impact on net sales when the U.S. dollar is relatively strong as compared with foreign currencies and a favorable impact on net sales when the U.S. dollar is relatively weak as compared with foreign currencies. While we employ financial instruments to hedge certain exposures related to transactions from fluctuations in foreign currency exchange rates, these hedging actions do not entirely insulate us from currency effects and such programs may not always be available to us at economically reasonable costs. During the first nine months of 2014, we experienced a negative impact from foreign currency effects on our reported earnings in U.S. dollars compared to the first nine months of 2013, primarily resulting from the results denominated in other currencies, mainly the Mexican Peso, Brazilian Real and the Euro.

Capital investments and operation efficiency efforts

In general, our long-term objectives are geared toward profitably growing our business, expanding our innovative technologies, winning new contracts, generating cash and strengthening our market position. On an ongoing basis, we evaluate our competitive position and determine what actions may be required to maintain and improve that position.

We continue to focus on investing appropriate levels of capital to support anticipated expansion in significant growth markets, such as China. We continued to incur start-up costs associated with our manufacturing and engineering facility in Wuhan, China which began production in the second quarter of 2013. These investments are critical as they position us to benefit from expected long-term growth opportunities.

We believe that a continued focus on research, development and engineering activities is critical to maintaining our leadership position in the industry and meeting our long-term objectives. As a result, we continue our commitment to invest in facilities and infrastructure in order to support new business awards and achieve our long-term growth plans.

Although we believe that we have established a firm foundation for profitability, we continue to evaluate our global manufacturing and supply chain to further streamline our operations. We have completed the transfer of production from our Mezokovesd, Hungary plant to our other facilities in Hungary, Mexico and Korea and substantially completed the closure of our Mezokovesd, Hungary plant. In addition, during 2014, we consolidated our Mexico operations and announced the planned closure of our operations in New York, obtained from the USA Industries acquisition, to better manage our cost structure.

Non-U.S. GAAP measurements - Adjusted EBITDA

Adjusted EBITDA is not a measure of performance defined in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We use adjusted EBITDA as a supplement to our U.S. GAAP results in evaluating our business. Other companies in our industry define adjusted EBITDA differently from us and, as a result, our measure is not comparable to similarly titled measures used by other companies in our industry.

We define adjusted EBITDA as net income (loss) attributable to combined entities or common stockholders before interest expense–net, income tax expense, depreciation and amortization, stock-based compensation expense, net income attributable to noncontrolling interest, restructuring, other charges and other impairment charges, loss on extinguishment of debt and refinancing fees, executive officer separation cost, certain purchase accounting finished goods inventory step-up costs, litigation settlements and related legal fees, Transaction related fees, and other adjustments as set forth in the reconciliations provided below. We have updated our definition to include litigation settlements and related legal fees, as well as, Transaction related fees. All periods presented conform to this definition.

Adjusted EBITDA is one of the key factors upon which we assess performance. As an analytical tool, adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it excludes items that we do not believe reflect our ongoing operating performance.

Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to net cash provided by operating activities as a measure of liquidity, or as an alternative to any other measure prescribed by U.S. GAAP. There are limitations to using non-U.S. GAAP measures such as adjusted EBITDA. Although we believe that adjusted EBITDA may make an evaluation of our operating performance more consistent because it removes items that do not reflect our ongoing operations, adjusted EBITDA excludes certain financial information that some may consider important in evaluating our performance.

The following table sets forth a reconciliation of adjusted EBITDA to its most directly comparable U.S. GAAP measure, net income (loss) attributable to combined entities or common stockholders:

	Successor				Predecessor
	Nine months ended September 30,		Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2014	2013	2013	2012	2012	2011

Net income (loss) attributable to combined entities or common stockholders	$(5,622)	$3,594	$15,145	$7,292	$112,189	$62,200
Adjustments:
Interest expense–net	15,041	14,698	18,978	9,529	17,473	30,900
Income tax expense (benefit)	4,064	2,959	8,959	2,854	(72,982)	14,813
Depreciation and amortization	56,205	58,808	76,454	28,372	23,356	35,252
Stock-based compensation expense	3,454	4,894	6,561	2,799	4,462	6,884
Net income attributable to noncontrolling interest	—	659	659	1,112	1,662	3,445
Restructuring and other charges	2,605	4,263	4,066	1,699	6,013	3,572
Intangible asset impairment charges	—	—	—	—	—	5,600
Preferred stock dividends	—	—	—	—	—	2,114
Loss on extinguishment of preferred stock	—	—	—	—	—	7,572
Loss on extinguishment of debt and refinancing fees	—	2,737	2,737	—	—	—
Litigation settlements and related legal fees	23,740	1,979	2,475	2,044	3,630	909
Transaction related fees	2,714	—	—	—	—	—
Executive officer separation	—	7,000	7,000	—	—	—
Purchase accounting finished goods inventory step-up (1)	3,474	—	—	8,516	—	—
Other	(8)	795	1,096	305	(145)	24
Total adjustments	111,289	98,792	128,985	57,230	(16,531)	111,085
Adjusted EBITDA	$105,667	$102,386	$144,130	$64,522	$95,658	$173,285
(1) In purchase accounting, inventory is recorded at fair value. The amount added back to calculate Adjusted EBITDA is the incremental value in excess of cost of the inventory as it is sold.

Results of operations

The following table presents our combined results of operations for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013:

	Successor
Nine months ended September 30,			Increase/	% Increase/
(In thousands)	2014	2013	(Decrease)	(Decrease)

Net sales	$900,896	$842,960	$57,936	6.9%
Cost of goods sold	780,954	711,048	69,906	9.8%
Gross profit	119,942	131,912	(11,970)	(9.1)%
Selling, general, and administrative expenses	103,854	103,002	852	0.8%
Restructuring and other charges	2,605	4,263	(1,658)	(38.9)%
Operating income (loss)	13,483	24,647	(11,164)	(45.3)%
Interest expense–net	15,041	14,698	343	2.3%
Loss on extinguishment of debt and refinancing fees	—	2,737	(2,737)	(100.0)%
Income (loss) before income taxes	(1,558)	7,212	(8,770)	(121.6)%
Income tax expense (benefit)	4,064	2,959	1,105	37.3%
Net income (loss)	(5,622)	4,253	(9,875)	(232.2)%
Less net income attributable to noncontrolling interest	—	659	(659)	(100.0)%
Net income (loss) attributable to combined entities	$(5,622)	$3,594	$(9,216)	(256.4)%

Net sales

Net sales increased by $57.9 million, or 6.9%, to $900.9 million for the nine months ended September 30, 2014, from $843.0 million for the same period in 2013. The increase in net sales was driven by increased volume and mix of $69.3 million, including $24.2 million in sales from the acquisition of USA Industries, and favorable foreign currency translation of $8.1 million. These increases in net sales were partially offset by negative pricing impact of $17.2 million.

Net sales of new starters and alternators to OEMs in the nine months ended September 30, 2014 decreased in light vehicle products which was offset by an increase in commercial vehicle products. Net sales of light vehicle starters and alternators to OEMs were $267.7 million in the nine months ended September 30, 2014, a $9.0 million, or 3.3%, decrease compared to $276.7 million in the same period in 2013. These reductions are mainly driven by the end of certain North American programs offset by new programs and growth in China. Net sales of commercial vehicle starters and alternators were $232.8 million in the nine months ended September 30, 2014, a $24.5 million, or 11.8%, increase compared to $208.3 million in the same period in 2013 driven primarily by higher volumes due to the severe cold weather in early 2014 and improvement in the North American truck market. We also sold $11.9 million of hybrid electric motors to OEMs in the nine months ended September 30, 2014, as compared to $13.2 million in the same period in 2013.

Net sales of light vehicle products to aftermarket customers were $291.2 million in the nine months ended September 30, 2014, a $32.2 million, or 12.4% increase from $259.0 million in the same period in 2013. The increase is primarily a result of sales from the USA Industries acquisition. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $49.4 million in the nine months ended September 30, 2014, an increase of $0.4 million, or 0.8% from $49.0 million in the same period in 2013.

Net sales of remanufactured locomotive power trains and multi-line products, which consist of a small volume of remanufactured steering gears and brake calipers that we sell in the United States and Europe, to aftermarket customers, were $47.9 million in the nine months ended September 30, 2014, a $11.1 million, or 30.2% increase from the same period in 2013 primarily driven by the sales of the USA Industries acquisition.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold was $781.0 million in the nine months ended September 30, 2014 and $711.0 million in the nine months ended September 30, 2013, an increase of $69.9 million, or 9.8%. The increase was mainly due to higher sales volumes, $18.8 million in other costs related to our previously announced litigation settlement. In addition, we also recorded $3.5 million related to the step-up of finished goods inventory and $1.0 million in amortization expense associated with the USA Industries acquisition. As a result, cost of goods sold as a percentage of net sales increased during the nine months ended September 30, 2014 to 86.7%, from 84.4% in 2013.

Gross profit

As a result of the above changes in net sales and cost of goods sold, gross profit as a percentage of net sales decreased to 13.3% for the nine months ended September 30, 2014 as compared to 15.6% for the nine months ended September 30, 2013.

Selling, general and administrative expenses

For the nine months ended September 30, 2014, selling, general and administrative expenses, or SG&A, was $103.9 million, which represents an increase of $0.9 million, or 0.8%, from selling, general and administrative expenses of $103.0 million for the nine months ended September 30, 2013. The increase was primarily related to the additional selling, general and administrative expenses associated with the USA Industries acquisition, as well as, $2.7 million in legal and professional fees and consulting fees associated with the Transaction with FNF and certain strategic initiatives during the period. SG&A for the nine months ended September 30, 2013 also included a one-time charge representing a $7.0 million lump sum cash payment made to our former President and Chief Executive Officer pursuant to the terms of a Transition, Noncompetition and Release Agreement effective February 28, 2013.

Restructuring and other charges

Restructuring and other charges decreased by $1.7 million, to $2.6 million for the nine months ended September 30, 2014 compared to $4.3 million for the same period in 2013. The restructuring charges for the nine months ended September 30, 2014 related to ongoing restructuring actions in our Mezokovesd, Hungary facility and our North American operations and fixed asset impairment charges of $0.9 million. The restructuring charges during the nine months ended September 30, 2013 related to the ongoing activities of the closure of our Mezokovesd, Hungary facility which commenced in the third quarter 2012 and other operational restructuring efforts, including reductions in force in our Chinese and North American facilities, and lease termination costs.

Interest expense–net

Interest expense–net increased by $0.3 million to $15.0 million for the nine months ended September 30, 2014 from $14.7 million in the same period in 2013. The increase was primarily driven by unfavorable changes in the valuation of our undesignated interest rate swap contracts of $2.3 million, partially offset by a decrease in our interest rate on debt from 6.25% through March 5, 2013 to 4.25% in 2013 due to the refinancing of the Term B loan.

Loss on extinguishment of debt and refinancing fees

During the nine months ended September 30, 2014, no amounts were recorded for loss on extinguishment of debt and refinancing fees. During the nine months ended September 30, 2013, loss on extinguishment of debt and refinancing fees of $2.7 million was related to the refinancing of our Term B Loan syndication.

Income tax expense

Income tax expense increased by $1.1 million to $4.1 million for the nine months ended September 30, 2014 from $3.0 million for the same period in 2013. The increase is primarily driven by the increase in our valuation allowance for certain state tax credits and nondeductible transaction costs in 2014 compared to the same period in 2013.

Net income (loss) attributable to combined entities

Our net loss attributable to combined entities for the nine months ended September 30, 2014 was $5.6 million as compared to net income attributable to combined entities of $3.6 million for the nine months ended September 30, 2013, for the reasons described above. In addition, there was no income attributable to the noncontrolling interest during the nine months ended September 30, 2014 due to our June 2013 acquisition of the remaining 49% noncontrolling ownership interest of our Chinese joint venture, Remy Hubei Electric Co. Ltd.

Combined Statements of Operations for the Year Ended December 31, 2012

The following table presents combined information for the year ended December 31, 2012, and has been prepared by combining the information for the Predecessor period January 1, 2012 through August 14, 2012, and the Successor period August 15, 2012 through December 31, 2012. These periods are combined for informational purposes only to facilitate the explanation of the fluctuations in results between the years ended December 31, 2013 and 2012, and between the years ended December 31, 2012 and 2011.

	Predecessor	Successor	Total Combined
	Period January 1 to August 14,	Period August 15 to December 31,	Year Ended December 31,
(In thousands)	2012	2012	2012

Net sales	$723,278	$416,317	$1,139,595
Cost of goods sold	574,639	348,176	922,815
Gross profit	148,639	68,141	216,780
Selling, general, and administrative expenses	84,284	45,655	129,939
Restructuring and other charges	6,013	1,699	7,712
Operating income	58,342	20,787	79,129
Interest expense–net	17,473	9,529	27,002
Income before income taxes	40,869	11,258	52,127
Income tax expense (benefit)	(72,982)	2,854	(70,128)
Net income	113,851	8,404	122,255
Less net income attributable to noncontrolling interest	1,662	1,112	2,774
Net income attributable to combined entities or common stockholders	$112,189	$7,292	$119,481

Year ended December 31, 2013 compared to year ended December 31, 2012 on a combined basis

The following table presents our combined results of operations for the year ended December 31, 2013 compared to the combined results for the year ended December 31, 2012.

	Successor	Combined
	Year ended December 31,	Year ended December 31,	Increase/	% Increase/
(In thousands)	2013	2012	(Decrease)	(Decrease)

Net sales	$1,140,183	$1,139,595	$588	0.1%
Cost of goods sold	954,402	922,815	31,587	3.4%
Gross profit	185,781	216,780	(30,999)	(14.3)%
Selling, general, and administrative expenses	135,237	129,939	5,298	4.1%
Restructuring and other charges	4,066	7,712	(3,646)	(47.3)%
Operating income	46,478	79,129	(32,651)	(41.3)%
Interest expense–net	18,978	27,002	(8,024)	(29.7)%
Loss on extinguishment of debt and refinancing fees	2,737	—	2,737	*
Income before income taxes	24,763	52,127	(27,364)	(52.5)%
Income tax expense (benefit)	8,959	(70,128)	79,087	(112.8)%
Net income	15,804	122,255	(106,451)	(87.1)%
Less net income attributable to noncontrolling interest	659	2,774	(2,115)	(76.2)%
Net income attributable to combined entities or common stockholders	$15,145	$119,481	$(104,336)	(87.3)%
* Not meaningful

Net sales

Net sales increased by $0.6 million, or 0.1%, for the year ended December 31, 2013, as compared to the combined year ended December 31, 2012. Old Remy experienced a decline in net sales, driven by negative pricing impact of $14.3 million as well as decreasing volume and mix of $5.2 million, partially offset by favorable foreign currency translation of $4.6 million. In addition, Imaging revenue positively impacted the year over year net sales by $10.4 million as a full year of Imaging results is included in the year ended December 31, 2013.

Net sales of new starters and alternators to OEMs in the year ended December 31, 2013 decreased in light vehicle products which was offset by an increase in commercial vehicle products. Net sales of light vehicle starters and alternators to OEMs were $383.1 million during the year ended December 31, 2013, a $13.5 million, or 3.4%, decrease from $396.6 million in 2012. These reductions were mainly driven by the end of certain North American programs, partially offset by new programs and growth in China. Net sales of commercial vehicle starters and alternators to OEMs were $273.1 million in the year ended December 31, 2013, a $5.9 million, or 2.2%, increase from $267.2 million in 2012 driven primarily by an increase in OES sales. We also sold $16.8 million of hybrid electric motors to OEMs in the year ended December 31, 2013, as compared to $35.7 million in 2012. The decrease of $18.9 million was due mainly to a number of our customers delaying product launches or canceling their programs.

Net sales of light vehicle products to aftermarket customers were $335.5 million in the year ended December 31, 2013, a $16.6 million, or 5.2% increase from $318.9 million in 2012. The increase was primarily a result of higher volume from our North American retail customers and European customers. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $68.5 million in 2013, a decrease of $5.1 million, or 6.9% from $73.6 million in 2012.

Net sales of remanufactured locomotive power trains and multi-line products, which consist of a small volume of remanufactured steering gear and brake calipers we sell in Europe, to aftermarket customers, were $41.6 million during the year ended December 31, 2013, which was flat compared to 2012.

Cost of goods sold

The majority of the $31.6 million increase in cost of goods sold is due to a $28.3 million increase from purchase accounting, mostly related to intangible amortization. In addition, Imaging cost of goods sold increased by $6.5 million as a full year of Imaging results is included in the results for the year ended December 31, 2013.

Gross profit

As a result of the above, gross profit as a percentage of sales decreased to 16.3% for the year ended December 31, 2013 from 19.1% for the year ended December 31, 2012.

Selling, general and administrative expenses

For the year ended December 31, 2013, selling, general and administrative expenses, or SG&A, were $135.2 million, which represents an increase of $5.3 million, or 4.1%, from SG&A of $129.9 million for the year ended December 31, 2012. The increase is primarily related to a one-time charge representing a $7.0 million lump sum cash payment made to our former President and Chief Executive Officer pursuant to the terms of a transition, Noncompetition and Release Agreement effective February 28, 2013, partially offset by continued cost savings initiatives versus the same period in 2012.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, decreased by $3.6 million, or 47.3%, to $4.1 million for the year ended December 31, 2013 compared to $7.7 million for the year ended December 31, 2012. The restructuring charges for the year ended December 31, 2013 related to the ongoing activities of the closure of our Mezokovesd, Hungary facility which commenced in the third quarter 2012 and other operational restructuring efforts, including reductions in force in our Chinese and North American facilities, and lease termination costs. The restructuring charges for the year ended December 31, 2012 primarily related to the closure of our Matehuala, Mexico facility in the second quarter of 2012 and the closure of our Mezokovesd, Hungary facility as mentioned previously. In addition, during the second quarter of 2012, we also engaged a consulting firm to assist in the analysis of the North America operations resulting in other charges of $1.8 million.

Interest expense–net

Interest expense-net decreased by $8.0 million, or 29.7%, to $19.0 million for the year ended December 31, 2013, as compared to $27.0 million for the year ended December 31, 2012. The decrease is primarily due to a decrease in our interest rate on debt from 6.25% in 2012 to 4.25% in 2013 due to the refinancing of the Term B loan during the first quarter of 2013. Additionally, this decrease was due to favorable gains in the fair value of our non-designated interest rate swap hedge in 2013 resulting in lower interest expense.

Loss on extinguishment of debt and refinancing fees

Loss on extinguishment of debt and refinancing fees was $2.7 million for the year ended December 31, 2013, as a result of the refinancing of our Term B Loan syndication during the first quarter of 2013. No amounts were recorded during 2012.

Income tax expense (benefit)

Income tax expense (benefit) increased by $79.1 million, to $9.0 million, for the year ended December 31, 2013 from an income tax benefit of $70.1 million for the same period in 2012. The change was due primarily to the reversal of an $89.4 million valuation allowance on our deferred tax assets balance during 2012, partially offset by lower income before income taxes in the year ended December 31, 2013.

Net income attributable to combined entities or common stockholders

Our net income attributable to combined entities or common stockholders for the year ended December 31, 2013 was $15.1 million as compared to $119.5 million for the year ended December 31, 2012, for the reasons described above.

Year ended December 31, 2012 on a combined basis compared to year ended December 31, 2011

The following table presents our combined results of operations for the year ended December 31, 2012 compared to the year ended December 31, 2011.

	Combined	Predecessor
	Year ended December 31,	Year ended December 31,	Increase/	% Increase/
(In thousands)	2012	2011	(Decrease)	(Decrease)

Net sales	$1,139,595	$1,194,953	$(55,358)	(4.6)%
Cost of goods sold	922,815	925,052	(2,237)	(0.2)%
Gross profit	216,780	269,901	(53,121)	(19.7)%
Selling, general, and administrative expenses	129,939	139,685	(9,746)	(7.0)%
Intangible asset impairment charges	—	5,600	(5,600)	(100.0)%
Restructuring and other charges	7,712	3,572	4,140	115.9%
Operating income	79,129	121,044	(41,915)	(34.6)%
Interest expense–net	27,002	30,900	(3,898)	(12.6)%
Income before income taxes	52,127	90,144	(38,017)	(42.2)%
Income tax expense (benefit)	(70,128)	14,813	(84,941)	(573.4)%
Net income	122,255	75,331	46,924	62.3%
Less net income attributable to noncontrolling interest	2,774	3,445	(671)	(19.5)%
Net income attributable to combined companies	119,481	71,886	47,595	66.2%
Preferred stock dividends	—	(2,114)	2,114	(100.0)%
Loss on extinguishment of preferred stock	—	(7,572)	7,572	(100.0)%
Net income attributable to combined entities or common stockholders	$119,481	$62,200	$57,281	92.1%

 Net sales

Net sales decreased by $55.4 million, or 4.6%, to $1.1 billion for the combined year ended December 31, 2012, from $1.2 billion for the year ended December 31, 2011. Volume accounted for $30.4 million of the decrease while mix and pricing contributed another $26.5 million, partially offset by metals recovery of $9.4 million.

Net sales of new starters and alternators to OEMs in the year ended December 31, 2012 decreased in both light vehicle and commercial vehicle products. Net sales of light vehicle starters and alternators to OEMs were $396.6 million in the year ended December 31, 2012, a $29.8 million, or 7.0%, decrease from $426.4 million in the same period in 2011. Net sales of commercial vehicle starters and alternators to OEMs were $267.2 million in the year ended December 31, 2012, a $25.2 million, or 8.6%, decrease from $292.4 million in the same period in 2011. Our two largest light duty OEM customers underperformed the global market. The North America commercial vehicle Class 5-8 market softened in the last half of 2012, with the fourth quarter down 8.5% from the same period in 2011. Our net sales decreased 9% from 2011 to 2012 as the strength of certain of our customers did not fully offset weakness at others. We also sold $35.7 million of hybrid electric motors to OEMs in the year ended December 31, 2012, as compared to $25.5 million in the same period in 2011. The increase of $10.2 million was due mainly to new product and customer launches in 2012.

Net sales of light vehicle products to aftermarket customers were $318.9 million in the year ended December 31, 2012, a $11.6 million, or 3.5% decrease from $330.5 million in the same period in 2011. Our global units sold to aftermarket customers for light vehicles increased in 2012 from 2011 due to market share gains, but our net sales declined 4% due to mix and pricing pressures. Net sales of starters and alternators for commercial vehicles to aftermarket customers were $73.6 million in 2012, a decrease of $5.9 million, or 7.4% from $79.5 million in 2011.

Net sales of remanufactured locomotive power trains and multi-line products, which consist of a small volume of remanufactured steering gear and brake calipers we sell in Europe, to aftermarket customers were $41.6 million in the year ended December 31, 2012, a $0.9 million, or 2.2% increase from 2011.

Foreign currency translation had a net unfavorable impact on net sales of $13.9 million in the year ended December 31, 2012 compared to the same period in 2011.

Cost of goods sold

Cost of goods sold primarily represents materials, labor and overhead production costs associated with our products and production facilities. Cost of goods sold decreased $2.2 million, or 0.2%, to $922.8 million in the year ended December 31, 2012 from $925.1 million in 2011. Cost of goods sold as a percentage of net sales increased during the year ended December 31, 2012 to 80.9% from 77.4% for the year ended December 31, 2011. Cost of goods sold in the year ended December 31, 2012 increased $28.3 million from purchase accounting, mostly related to customer contract amortization. In addition, cost of goods sold in the year ended December 31, 2011 benefited from a $7.3 million gain related to a settlement with an OE customer and an insurance settlement, in addition to a commodity hedge gain of $6.7 million. Excluding the impact of these settlements and gains, our cost of goods sold would have been 78.6% of net sales for the year ended December 31, 2011.

Gross profit

As a result of the above, gross profit as a percentage of sales decreased to 19.1% for the year ended December 31, 2012 from 22.6% for the year ended December 31, 2011.

Selling, general and administrative expenses

For the year ended December 31, 2012, selling, general and administrative expenses, or SG&A, were $129.9 million, which represents a decrease of $9.7 million, or 7.0%, from SG&A of $139.7 million for the year ended December 31, 2011. The decrease is primarily related to the realization of cost saving initiatives and restructuring actions.

Intangible asset impairment charge

We had no intangible asset impairment charge in 2012. For 2011, intangible asset impairment charge was $5.6 million relating to a defined-life intangible trade name. In 2011, that trade name was fully impaired as a result of revenue generated by the products sold under our trade name being shifted to products sold under one of our customer’s private label brands.

Restructuring and other charges

Restructuring and other charges, including fixed asset impairments, increased by $4.1 million, or 115.9%, to $7.7 million for the year ended December 31, 2012 compared to $3.6 million for the year ended December 31, 2011. Restructuring charges in 2012 were reductions in force related to further management realignment, the closure of our Matehuala, Mexico facility, and certain Europe operations, and exit costs related to our Mexico, Europe and Virginia facilities. During the second quarter of 2012, the company engaged a consulting firm to assist in the analysis of the North America operations. The other charges are related to these consulting fees and other related expenses.

Interest expense–net

Interest expense decreased by $3.9 million, or 12.6%, to $27.0 million for the year ended December 31, 2012, as compared to $30.9 million for the year ended December 31, 2011. Interest expense on long-term borrowings was lower due to lower amounts borrowed, and a lower interest rate, on our term loan and revolving credit facility than the previous year.

Income tax expense (benefit)

Income tax expense (benefit) decreased by $84.9 million from $14.8 million for the year ended December 31, 2011 to an income tax benefit of $70.1 million for the year ended December 31, 2012. This decrease was primarily due to release of U.S. and certain foreign valuation allowances during the year. See "Valuation allowances on deferred income tax assets" in our "Critical Accounting Policies" discussion below.

Preferred stock dividends

Preferred stock dividends for the year ended December 31, 2012 were zero compared to $2.1 million for the year ended December 31, 2011. We exchanged 48,004 preferred shares on January 18, 2011 for common shares and redeemed the remaining preferred shares and paid accumulated dividends on January 31, 2011. As a result, we did not have preferred stock dividends after January 2011.

Net income attributable to combined entities or common stockholders

Our net income attributable to combined entities or common stockholders for the year ended December 31, 2012 was $119.5 million as compared to $62.2 million for the year ended December 31, 2011, for the reasons described above.

Liquidity and capital resources

Our cash requirements generally consist of working capital, capital expenditures, research and development programs, debt service and dividends. Our primary sources of liquidity are cash flows generated from operations and the various borrowing and factoring arrangements described below, including our revolving credit facility. We actively manage our working capital and associated cash requirements and continually seek more effective use of cash.

We believe that cash generated from operations, together with the amounts available under financing arrangements discussed below, as well as cash on hand, will be adequate to meet our liquidity requirements for at least the next twelve months. If we make a large acquisition or engage in certain other strategic transactions, we may need to enter into additional borrowing arrangements or obtain additional equity capital. No assurance can be given that such funds would be available to us at such time.

As of September 30, 2014, we had cash and cash equivalents on hand of $62.3 million representing a $52.6 million decrease compared to the $114.9 million cash and cash equivalents on hand as of December 31, 2013. Total liquidity as of September 30, 2014, including cash on hand, availability under the ABL First Amendment, and availability under short-term debt credit facilities, was $135.4 million.

On May 9, 2014, Standard and Poors (S&P) upgraded our corporate credit rating from B+ to BB- on improved financial metrics. On August 20, 2014, Moodys Investors Service affirmed the ratings of our Corporate Family and Probability of Default Ratings at B1.

Cash flows

The following table presents cash flow information for the nine months ended September 30, 2014 and 2013, the year ended December 31, 2013, the year ended December 31, 2012 (prepared by combining the information for the Predecessor period January 1, 2012 through August 14, 2012, and the Successor period August 15, 2012 through December 31, 2012) and the year ended December 31, 2011. The 2012 periods are combined for informational purposes only to facilitate the explanation of the fluctuations in results between the years ended December 31, 2013 and 2012, and between the years ended December 31, 2012 and 2011.

The following table shows the components of our combined and consolidated cash flows for the periods presented:

	Successor			Combined	Predecessor
	Nine months ended September 30,		Year ended December 31,	Year ended December 31,	Year ended December 31,
(In thousands)	2014	2013	2013	2012	2011

Net cash provided by (used in):
Operating activities before changes in operating assets and liabilities	$43,300	$55,600	$85,795	$86,109	$118,577
Changes in operating assets and liabilities	(50,001)	(41,422)	(27,574)	(20,668)	(49,030)
Operating activities	(6,701)	14,178	58,221	65,441	69,547
Investing activities	(57,230)	(16,847)	(21,491)	(22,714)	(18,981)
Financing activities	11,817	(28,285)	(35,086)	(25,119)	6,857

Cash flows-Operating activities

Cash used in operating activities was $6.7 million versus cash provided by operations of $14.2 million for the nine months ended September 30, 2014 and 2013, respectively. The decrease in operating cash flows from 2013 was primarily a result of the lower net income as discussed above.

Operating cash flows were increased by approximately $18.0 million as a result of extended vendor payment terms, as well as mix of purchases increasing our days payable outstanding during the nine months ended September 30, 2014. In addition, higher cash collection from customers due to higher net sales of $60.2 million in 2014 increased operating cash flows period over period. These positive cash flows were offset by a $21.3 million decrease in operating cash flows driven primarily by the mix of sales in geographic regions with longer payment terms and timing of amounts factored during the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. Additionally, we experienced a decrease in operating cash outflows for expenditures on inventory replenishment of approximately $36.7 million in 2014 to support the increased sales levels. During the quarter ended September 30, 2014, we made a $16.0 million payment related to the Tecnomatic litigation settlement. Investments in our customers during the period ended September 30, 2014 resulted in additional use of cash of approximately $8.5 million. We made additional payments of $6.5 million on warranty claims in the nine months ended September 30, 2014 as compared to the payments made in the same period in 2013.

Cash payments related to our incentive compensation plans were lower by $7.2 million during the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. The decrease was primarily related to a one-time $7.0 million lump sum cash payment for executive separation costs incurred in 2013. Cash payments for restructuring charges were $3.8 million lower in the nine months ended September 30, 2014 due to the nature and timing of restructuring actions. Partially offsetting the increases in operating cash flows were additional payments for legal and professional fees of approximately $4.8 million in the nine months ended September 30, 2014 associated with our Tecnomatic litigation and Transaction related costs and selling, general and administrative costs of approximately $3.1 million.

Cash paid for interest for the nine months ended September 30, 2014 was $14.5 million as compared to $16.4 million for the nine months ended September 30, 2013, a decrease of $1.9 million. Cash payments were lower primarily due to the refinancing of our Amended and Restated Term B Loan Credit Agreement on March 5, 2013.

Cash paid for taxes for the nine months ended September 30, 2014 was $14.0 million, compared to $6.0 million for the nine months ended September 30, 2013, an increase of $8.0 million. The reason for the increase was primarily due to higher foreign cash payments as a result of higher foreign income before taxes in 2014.

Cash provided by operating activities was $58.2 million and $65.4 million for the years ended December 31, 2013 and 2012, respectively. The primary driver of the decrease of $7.2 million in operating cash flows was the negative impact from lower cash collection from customers during the year ended December 31, 2013 as compared to the year ended December 31, 2012. Furthermore, a $6.0 million decrease in cash flows from accounts receivable was driven primarily by the mix of sales in geographic regions with longer payment terms. Lower expenditures for inventory replenishment of approximately $7.1 million in 2013 as a result of decreased sales levels were partially offset by the $4.2 million increase in cash outflows period over period to support our North American aftermarket customers and additional start-up of our new Wuhan, China facility. Our mix of accounts payable decreased our days payable during the year ended December 31, 2013 resulting in a decrease in payables of $3.1 million.

Cash payments related to our incentive compensation plans were lower by $14.8 million during the year ended December 31, 2013 as compared to the year ended December 31, 2012. Partially offsetting this impact was a one-time $7.0 million lump sum cash payment to our former President and Chief Executive Officer pursuant to the terms of a Transition, Noncompetition and Release Agreement during the year ended December 31, 2013.

Cash paid for interest for the year ended December 31, 2013 was $21.5 million as compared to $27.0 million for the year ended December 31, 2012, a decrease of $5.5 million in cash payments primarily due to the refinancing of the Amended and Restated Term B Loan Credit Agreement on March 5, 2013.

Cash paid for taxes for the year ended December 31, 2013 was $7.4 million as compared to $13.0 million for the year ended December 31, 2012, a decrease of $5.6 million in cash payments primarily due to lower income before tax and foreign tax payments based on lower cash flows from operations in 2013.

Cash provided by operating activities for the year ended December 31, 2012, was $65.4 million, as compared to $69.5 million for the year ended December 31, 2011. The primary driver of the $4.1 million decrease in operating cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011 was the decrease in operating income.

A negative impact to our operating cash flows were lower cash collection from customers during the year ended December 31, 2012 as compared to the year ended December 31, 2011, due to lower net sales of $55.4 million in 2012. The decrease was partially offset by a $20.4 million increase in cash flows from accounts receivable which was driven primarily by additional factoring programs in North America beginning in 2012 reducing the collection time. Lower expenditures for inventory replenishment of approximately $23.2 million in 2012 as a result of decreased sales levels were partially offset by the $7.3 million increase in cash outflows period over period to support our North American aftermarket customers. We experienced lower cash payments on warranty claims of $8.5 million in 2012 due to improved quality. Our mix of accounts payable increased our days payable during the year ended December 31, 2012 resulting in a increase in payables of $11.0 million.

Our cost savings initiatives taken in 2011 and 2012 resulted in lower spending on selling, general and administrative expenses in 2012 of approximately $9.7 million. Additionally, cash payments related to our incentive compensation plans were lower by $3.0 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Cash paid for restructuring charges for the year ended December 31, 2012 was $7.0 million as compared to $1.2 million for the year ended December 31, 2011, an increase of $5.8 million in cash payments primarily due to the reasons discussed above.

Cash paid for interest for the year ended December 31, 2012 was $27.0 million as compared to $29.8 million for the year ended December 31, 2011, a decrease of $2.8 million in cash payments primarily due to lower amounts outstanding on our Term B Loan.

Cash paid for taxes for the year ended December 31, 2012 was $13.0 million as compared to $17.8 million for the year ended December 31, 2011, a decrease of $4.8 million in cash payments primarily due to lower income before tax and foreign tax payments based on lower cash flows from operations in 2012.

Cash flows-Investing activities

Cash used in investing activities for the nine months ended September 30, 2014 was $57.2 million representing a $40.4 million increase over the $16.8 million cash used in investing activities for the nine months ended September 30, 2013. The increase was primarily due to $40.1 million in net cash disbursements related to the USA Industries acquisition.

Cash used in investing activities for 2013, 2012 and 2011 consists of purchases of property, plant and equipment, partially offset by government grant proceeds.

Cash flows-Financing activities

Cash provided by financing activities for the nine months ended September 30, 2014 was $11.8 million, compared to cash used in financing activities of $28.3 million for the nine months ended September 30, 2013. During the nine months ended September 30, 2014, we paid $9.7 million in quarterly cash dividends to our common stockholders, as declared by our Board of Directors, which was consistent with quarterly cash dividends paid in the prior year period. We also repurchased $2.5 million of our common stock to satisfy tax withholding obligations of participants under our stock-based compensation programs during the nine months ended September 30, 2014, as compared to $1.2 million during the nine months ended September 30, 2013. In connection with the vesting of restricted stock grants during the first quarter of 2014, we also recognized an excess tax benefit of $1.1 million, compared to no excess tax benefit recorded in the first nine months of 2013.

During the nine months ended September 30, 2014, we borrowed $52.0 million and also repaid $31.7 million on our Asset-Based Revolving Credit Facility. These borrowings were for funding our China operations and for general corporate working capital purposes including a $16.0 million payment related to a previously announced litigation settlement. The change in short-term debt during the nine months ended September 30, 2014 was due to borrowings on our revolving credit facilities. In March 2014, we entered into a revolving credit facility in China with one bank for $10.0 million of which $4.9 million was borrowed and remained outstanding at September 30, 2014. As previously discussed, we acquired the remaining 49% noncontrolling ownership interest of our Chinese joint venture, Remy Hubei Electric Co. Ltd. ("REH") for $14.6 million, consisting of cash payment of $8.1 million and dividends declared and subsequently paid to the noncontrolling interest holder in excess of their ownership percentage of $6.5 million in 2013.

Cash used in financing activities for the year ended December 31, 2013 was $35.1 million. During 2013, we refinanced of our existing Term B Loan and Amended and Restated ABL Credit Agreement and received net proceeds of $12.3 million offset by deferred financing fees of $3.5 million. We made dividend payments of $12.7 million and additional debt repayments of $10.6 million during the year ended December 31, 2013. We also made distributions and dividend payments to our former joint venture partner in connection with our acquisition of the remaining 49% ownership interest in our Chinese subsidiary REH of $21.8 million. We paid $1.2 million for the repurchase of shares of common stock to satisfy tax withholding obligations of participants under our stock-based compensation programs during 2013.

Cash used in financing activities for the year ended December 31, 2012 was $25.1 million consisting primarily of $16.1 million in debt repayments and $9.2 million in dividend payments.

Cash provided by financing activities for the year ended December 31, 2011, was $6.9 million, primarily from net proceeds of $39.9 million generated from the common stock rights offering, less preferred stock redemption and dividends, that occurred in January 2011. See "Capital Stock Transactions" below for further discussion. These net proceeds were offset by the payment of short-term debt and revolver balance of $25.2 million, scheduled debt repayments of $3.3 million, and distributions we made to noncontrolling interest holders of $4.3 million.

Debt and Capital Structure

By the end of January 2011, Old Remy had completed a series of transactions focused on improving the strength and flexibility of our capital structure. As a result of these transactions, we significantly extended and consolidated our debt maturities, reduced our future interest payments and eliminated substantial preferred stock obligations.

First Amendment to ABL Revolver Credit Agreement

On March 5, 2013, we entered into a First Amendment to our existing ABL Revolver Credit Agreement ("ABL First Amendment") to extend the maturity date of the Asset-Based Revolving Credit Facility ("ABL") from December 17, 2015 to September 5, 2018 and reduce the borrowing rate. The ABL First Amendment bears an interest rate of a defined Base Rate plus 0.50%-1.00% per year or, at our election, at an applicable LIBOR Rate plus 1.50%-2.00% per year and is paid monthly. The ABL First Amendment maintains the current availability at $95,000,000, but may be increased, under certain circumstances, by $20,000,000. The ABL First Amendment is secured by substantially all domestic accounts receivable and inventory. At September 30, 2014, the ABL First Amendment balance was $20,248,000. Based upon the collateral supporting the ABL First Amendment, the amount borrowed, and the outstanding letters of credit of $13,810,000, there was additional availability for borrowing of $56,775,000 on

September 30, 2014. We incur an unused commitment fee of 0.375% annually on the unused amount of commitments under the ABL First Amendment.

In connection with the transactions discussed elsewhere in this proxy statement/prospectus, we intend to amend our ABL First Amendment to add New Holdco and New Remy as guarantors, and to make certain conforming changes. Otherwise, the terms of the ABL First Amendment will be substantially the same. Consent of the lenders under the ABL First Amendment is a condition to the closing of the transactions.
Amended and Restated Term B Loan Credit Agreement

On March 5, 2013, we entered into a $300,000,000 Amended and Restated Term B Loan Credit Agreement ("Amended and Restated Term B Loan") to refinance the existing $286,978,000 Term B Loan, extend the maturity from December 17, 2016 to March 5, 2020, and reduce the borrowing rate. The Amended and Restated Term B Loan bears an interest rate consisting of LIBOR (subject to a floor of 1.25%) plus 3.00% per year with an original issue discount of $750,000. The Amended and Restated Term B Loan also contains an option to increase the borrowing provided certain conditions are satisfied, including maintaining a maximum leverage ratio. The Amended and Restated Term B Loan is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL First Amendment. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than March 5, 2020. The Amended and Restated Term B Loan is subject to an excess cash calculation which may require the payment of additional principal on an annual basis. At September 30, 2014, the average borrowing rate, including the impact of the interest rate swaps, was 4.25%.

In connection with the transactions discussed elsewhere in this proxy statement/prospectus, we intend to amend our Amended and Restated Term B Loan to add New Holdco and New Remy as guarantors, and to make certain conforming changes. Otherwise, the terms of the Amended and Restated Term B Loan will be substantially the same. Consent of the lenders under the Amended and Restated Term B Loan is a condition to the closing of the transactions.
See Note 11 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for a description of our revolving credit facility and for more details on the ABL First Amendment and Amended and Restated Term B Loan.

Under normal working capital utilization of liquidity, portions of the amounts drawn under our credit facilities typically are paid back throughout the month as cash from customers is received. We could then draw upon such facilities again for working capital purposes in the same or succeeding months.

The agreement that governs our senior secured revolving credit facility, the ABL First Amendment, contains a number of covenants, including financial covenants, that would impact our ability to borrow on the facility if not met. These covenants include restrictive covenants that restrict, among other things, the ability to incur additional indebtedness and pay cash dividends on our common stock. The facility also includes customary events of default, including breach of covenant and cross-defaults to certain other debt. As of September 30, 2014, we were in compliance with all of our covenants.

Non-U.S. borrowing arrangements

At September 30, 2014, our subsidiaries outside the U.S. also had various uncommitted credit facilities, of which $16.3 million was not utilized. We expect that these additional facilities will be drawn on from time to time for normal working capital purposes and to fund capital expenditures in support of operations and planned expansions in certain regions. See Note 11 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for a description of our short term debt.

Factoring agreements

We have also entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These transactions are accounted for as a reduction in accounts receivable because the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any factored accounts after the factoring has occurred. See Note 4 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for a description of our factoring arrangements.

Capital stock transactions

In January 2011, Old Remy completed a common stock rights offering in which eligible stockholders exercised rights to purchase 19,723,786 shares of common stock at a price of $11.00 per share. The total proceeds to Old Remy were $217.0 million, consisting of $123.4 million in cash proceeds and the delivery to Old Remy of 48,004 shares of its Series A and Series B preferred stock, having a total liquidation preference and accrued dividends of $93.5 million, which shares were exchanged for common stock in lieu of cash payment. The cash proceeds from the rights offering were used to pay the accrued dividends on the preferred stock that remained outstanding after the offering and to redeem the remaining preferred shares, with the remainder used to repay borrowings under our revolving credit agreement and for general corporate purposes.

Contractual obligations

Our long-term contractual obligations as of December 31, 2013 are shown in the following table:

Contractual obligations(1)	Payments due by period
(in thousands)	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years

Long-term debt(2)	$297,000	$3,000	$6,000	$6,000	$282,000
Interest on long-term debt(3)	76,731	12,749	25,145	24,593	14,244
Capital lease obligations	2,226	392	828	608	398
Customer obligations(4)	4,735	4,735	—	—	—
Operating leases	16,700	5,109	6,457	3,618	1,516
Pension and other post retirement benefits funding(5)	44,645	4,106	9,052	8,106	23,381
Other	959	959	—	—	—
Total contractual cash obligations	$442,996	$31,050	$47,482	$42,925	$321,539

(1)
Possible payments of $11.5 million related to uncertain tax positions are not included in the table because management cannot make reasonable reliable estimates of when cash settlement will occur, if ever. These uncertain tax positions are discussed in Note 16 to our Audited Annual Financial Statements.

(2)	Excludes original issue discount/premium.

(3)
Our long-term debt is a variable rate obligation. The projected interest payment obligations are based upon (1) scheduled principal balances outstanding based on maturity schedule and (2) London Interbank Borrowing Rates ("LIBOR") obtained from third parties as of December 31, 2013 (0.2461% as of December 31, 2013) (subject to a floor of 1.25%) plus 3.0%. For the purposes of this schedule, we utilized a fixed rate of 4.25% to calculate the interest commitments on our variable rate debt.

(4)
Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years for store support. We have also entered into arrangements with certain customers under which we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as customer obligations.

(5)
We sponsor defined benefit pension plans that cover a significant portion of our U.S. employees and certain U.K. and Korean employees. These plans for U.S. employees were frozen in 2006. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. In 2014, we expect to contribute approximately $3,272,000 to our U.S. pension plans and $1,497,000 to our non U.S. pension plans. Estimated pension and other benefit payments are based on the current composition of pension plans and current actuarial assumptions. Pension funding will continue beyond year five. However, estimated pension funding is excluded from the table after year five. See Note 17 to the Audited Annual Financial Statements for the funding status of our pension plans and other postretirement benefit plans at December 31, 2013.

There were no material changes in our contractual obligations during the nine months ended September 30, 2014 from the table above other than related to the leases discussed below.

As a result of facility lease renewals in Mexico and facility leases we acquired in connection with the January 2014 USA Industries acquisition, cash payments under our operating lease arrangements have changed from what is shown above as of December 31, 2013. In Mexico, we amended our existing operating lease at our Piedras Negras facility, which requires total minimum lease payments of $1.0 million through 2015. We also entered into a new operating lease for our Mexico OE facility, which requires total minimum lease payments of $3.7 million through 2017. In connection with the USA Industries acquisition, we acquired operating leases for facilities in Texas, California, and New York, which require future cash payments of $2.5 million over the remaining lease terms through 2018. During the quarter ended September 30, 2014, we exited the Texas facility and provided our notice to exit the facilities in New York as a result of consolidation of the facilities from the USA Industries acquisition to our existing locations.

On September 11, 2014, Old Remy announced entry into a Settlement Agreement and Mutual General Release (the "Agreement") to settle all disputes that existed among Old Remy and Tecnomatic. In addition, Old Remy entered into a cross licensing arrangement of certain patents with Tecnomatic. The value of the patents received from Tecnomatic is approximately $13.9 million. Pursuant to the Agreement and the cross licensing arrangement, Old Remy paid to Tecnomatic a $16.0 million cash payment in September 2014 and will pay a $16.0 million cash payment on or before March 15, 2015. See Notes 21 and 27 to the Audited Annual Financial Statements and Note 19 to the unaudited condensed combined financial statements included elsewhere in this proxy statement/prospectus.

Contingencies

Information concerning contingencies is contained in Note 21 to the Audited Annual Financial Statements and Note 19 to the unaudited condensed combined financial statements included elsewhere in this proxy statement/prospectus.

We also have liabilities recorded for various environmental matters. As of December 31, 2013, we had reserves for environmental matters of $0.9 million. We expect to pay approximately $0.3 million in 2014 in relation to these matters. See “Business of New Holdco-Environmental regulation”.

Off-Balance sheet arrangements

We do not have any material off-balance sheet arrangements.

Accounting pronouncements

For a discussion of certain adopted or pending accounting pronouncements, see Note 2 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus.

Critical accounting policies and estimates

Our accounting policies require management to make significant estimates and assumptions using information available at the time the estimates are made. Actual amounts could differ significantly from these estimates. See Note 2 to our Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for a summary of the significant accounting policies and methods used in the preparation of our combined financial statements. We believe the following are the critical accounting policies that currently affect our financial position and results of operations.

Accounting for remanufacturing operations

Core Assets

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, combined with new subcomponents and reassembled into saleable, finished products which are tested to meet OEM requirements. We receive cores from our customers under two principal types of arrangements. First, with some of our aftermarket customers, when we sell a finished product to the customer, we receive a “core deposit” from the customer in cash in respect of the core contained in the finished product. The customer may then receive a refund of this core deposit if it returns a core to us, although it is not obligated to do so. Our customers receive cores from their own customers (for example, a consumer in a retail store, who can receive cash back if he returns the failed starter or alternator to the store). Most of the time in these arrangements, our customers return a core to us to receive a refund. In the second type of arrangement, we do not charge a core deposit. Instead, our agreement with the customer requires the customer to deliver us a used core for every finished product we sell them. If they do not return a core to us within a specified period, they must pay us in cash for the unreturned core.

When we receive a core from a customer in either type of arrangement, or when we purchase cores from third party core vendors (as we sometimes do when, for example, we have a shortage of certain types of cores), we record the value of the core as an asset in our core inventory at the lower of cost or fair market value. The value of a core declines over its estimated useful life and is devalued accordingly.

We also recognize assets which we call “core rights of return” prior to the actual return of cores under the second type of arrangement described above, as well as under arrangements we have sometimes made with customers to purchase certain cores held in their inventory (again, prior to any delivery of the cores to us). We sometimes enter into these purchase arrangements when we acquire a new customer or expand our product offerings with a customer, to enable the customer to buy its way out of its existing core return obligations to the former vendor. The core return right assets are recorded based on known units that are the subject of the arrangements and are valued based on the underlying core inventory values.

Carrying values for core inventory and core rights of return are evaluated by comparing current core prices obtained from core brokers to the recorded values of our core assets. The devaluation of core carrying value is reflected as a charge to cost of goods sold. In determining the estimate of core devaluation, we make assumptions regarding future demand for remanufactured product in the aftermarket. If the core held in inventory or subject to the right of return is deemed to be obsolete or in excess of current and future projected demand, it is written down and charged to cost of goods sold. If actual market conditions are less favorable than those projected, reductions in the value of inventory and core return rights may be required. Core inventory and core return right assets were $36.6 million and $37.3 million, respectively, at December 31, 2013.

Core Liabilities

When we collect a deposit on the sale of a core as described above, our customers have the right to return a core to us for the return of their deposit. As a result, we also record a liability upon such sale based on core units expected to be returned to us. This liability is an amount equal to the deposit less the estimated value in our inventory of the core to be returned. We adjust this “core liability” based on customer return trends and consideration of current inventory values. Actual customer returns that exceed our estimates and reductions in core inventory values could each result in changes to our estimate of core liabilities. Core liabilities were $8.7 million at December 31, 2013. We generally limit the number of cores returned by customers to the number of similar remanufactured cores previously shipped to each customer.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset's carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value.

Goodwill and intangible assets

The combined financial statements of the Successor included elsewhere in this proxy statement/prospectus reflect FNF's accounting basis which includes the application of FASB ASC Topic 805, Business Combinations, as a result of the controlling interest acquisition by FNF on August 14, 2012. The purchase price has been allocated to the Old Remy assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. The balance at December 31, 2013 was $242.1 million, or 18.4% of total combined assets. Indefinite-lived intangible assets, consisting of trade names, were stated at estimated fair value as a result of fresh-start reporting, and have a carrying value of $85.5 million as of December 31, 2013.

In accordance with FASB ASC Topic 350, Intangibles-Goodwill and Other, we perform impairment testing of goodwill and indefinite-lived intangible assets on at least an annual basis. To test goodwill for impairment, we estimate the fair value of each reporting unit and compare the fair value to the carrying value. If the carrying value exceeds the fair value, then a possible impairment of goodwill exists and requires further evaluation. Fair values are based on guideline company multiples and the cash flows projected in the reporting units' strategic plans and long-range planning forecasts, discounted at a risk-adjusted rate of return. The projected profit margin assumptions included in the plans are based on the current cost structure, anticipated price givebacks provided to our customers and cost reductions/increases. If different assumptions were used in these plans, the related cash flows used in measuring fair value could be different and impairment of goodwill might be required to be recorded.

Based on the results of the annual impairment review in the fourth quarter of 2013, we determined that the fair value of each of our reporting units with goodwill significantly exceeded the carrying value of the assets. A hypothetical 10% decrease to the fair value of each of our reporting units with goodwill would not have triggered an impairment of goodwill. Impairment of goodwill may result from, among other things, deterioration in our performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products sold by our business, and a variety of other factors.

We also performed our annual impairment analysis for our indefinite-lived trade names in the fourth quarter of 2013, using a quantitative assessment, and concluded that no impairment existed as of the testing date. For our indefinite-lived intangible assets, our fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm's length licensing transactions for the related margins. In the third quarter of 2011, we fully impaired our defined-life intangible trade name by $5.6 million. The impairment was the result of a change in revenue being generated by the products sold under our trade name to products sold under our customer's private label brand. The definite-lived trade name had been stated at estimated fair value as a result of fresh-start reporting upon Old Remy's emergence from bankruptcy on December 6, 2007. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Certain amortization of intangibles associated with specific aftermarket customers is recorded as a reduction of sales.

See Note 7 to our Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for further information on goodwill and other intangible assets.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management's estimates of product failure rates, customer eligibility and the costs of repair or exchange. The specific terms and conditions of the warranties vary depending upon the customer and the product sold. The allowance is recorded when revenues are recognized upon sale of the product. If product failure rates, our customers' return policies regarding their customers' returns or the cost of repair or exchange of returned items differ adversely from those assumed in management's estimates, revisions to the estimated warranty liability may be required, which could have an adverse effect on our financial results and condition. We recorded a warranty provision of $44.2 million and $36.3 million in our results of operations for 2013 and 2012, respectively, and our balance in accrued warranty was $30.8 million and $27.2 million as of December 31, 2013 and 2012, respectively.

Valuation allowances on deferred income tax assets

We review the likelihood that the Company will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining whether or not it is more likely than not that a valuation allowance is required, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered by management in its determination of the probability of the realization of the deferred tax assets include but are not limited to: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

In performing our analysis of whether a valuation allowance is required, we utilize a rolling twelve quarters of pre-tax book results adjusted for significant permanent book to tax differences as a measure of cumulative results in recent years. In certain states in the United States and Non-U.S. jurisdictions, our analysis indicates that we have cumulative three year historical losses on this basis. This is considered significant negative evidence which is difficult to overcome. Therefore, we maintain a valuation allowance in those jurisdictions. However, the three year loss position is not solely determinative and, accordingly, management considers all other available positive and negative evidence in its analysis.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, our conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

During 2012, as part of our review in determining the need for a valuation allowance, we assessed the potential release of existing valuation allowances. Based upon this assessment during the third quarter of 2012, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed resulting in a discrete income tax benefit of $84.7 million during the third quarter of 2012. Our conclusion was based on cumulative three year pretax income for United States federal taxes, consecutive years of pretax income for United States federal taxes, and the anticipation of continuing profitability based on existing contractual arrangements which are expected to produce more than enough taxable income to realize the deferred tax assets based on existing sales prices and cost structure and our current Internal Revenue Code Section 382 limitations. As of December 31, 2012, Old Remy has retained a valuation allowance of approximately $5.6 million on certain United States deferred tax assets. If a release of the remaining U.S. valuation allowance occurs, it will have a significant impact on net income in the period in which it occurs.

At December 31, 2013, Old Remy has retained a valuation allowance of approximately $5.0 million on certain United States tax credits. During 2013, there was a release of a valuation allowance in the amount of $2.7 million due to the expiration of a capital loss which had a full valuation allowance. During 2013, an increase of $2.1 million was made to the United States valuation allowance against the utilization of state tax credits.

During 2013 and 2012, Old Remy concluded that certain Non-U.S. locations no longer needed a valuation allowance and recorded the release of $2.7 million and $4.7 million, respectively, of valuation allowance, which was recognized as an income tax benefit. The release was due to either effects of the change in tax law or the three year cumulative and consecutive year income before tax for certain foreign tax jurisdictions as well as anticipation of continuing profitability.

As of December 31, 2013 we have recorded a valuation allowance of $11.9 million on deferred tax assets of $114.3 million. If such a release of the valuation allowance occurs, it will have a significant impact on net income in the quarter in which it is deemed appropriate to release the reserve.

Income taxes

We currently pay taxes in the United States and certain jurisdictions outside the United States. We do not currently pay taxes in certain jurisdictions, either due to current operating losses or the use of tax loss carryforwards that are recorded in our Audited Annual Financial Statements as deferred income tax assets. As of December 31, 2013, we had U.S. federal tax loss carryforwards in the amount of $101.5 million, research and development credit carryforwards for federal and state purposes of $12.9 million, and Non-U.S. tax loss carryforwards in the amount of $63.7 million. Pursuant to Internal Revenue Code Section 382, the United States tax losses are limited to approximately $10.6 million use in any one year of the pre-bankruptcy net operating loss carryforward and credit equivalents in our federal income tax return.

Certain tax loss carryforwards are required to be utilized within a certain time period or the loss is forfeited. The federal tax loss carryforwards for the United States expire between 2023 and 2026, the research and development credit carryforwards for federal and state purposes expire between 2017 and 2030, while the tax loss carryforwards for the Non-U.S. jurisdictions expire between 2015 and 2022. We have $51.9 million of Non-U.S. tax loss carryforwards which have no expiration. We have recorded a valuation allowance against the deferred tax assets related to certain of these loss carryforwards. The use of tax loss carryforwards reduces future taxable income and cash taxes.

Our effective tax rate for the years ended December 31, 2013 and 2012, was 36.2% and 25.4%, respectively. These rates differ from the U.S. statutory rate mainly due to non-deductible expenses, income earned in various Non-U.S. jurisdictions, and changes in valuation allowances. We anticipate our effective tax rate for 2014 will be below the U.S. statutory rate. Our effective rate may vary due to income earned in various jurisdictions and changes in valuation allowances.

Mexico Tax Reform - Remy conducts certain of its Mexican operations primarily through the maquiladora regime, which has historically provided certain tax benefits. Mexican tax reform legislation was enacted on December 11, 2013 and became effective on January 1, 2014 resulting in an increase of the statutory tax rate and changes to the VAT rules that apply to these operations. The legislation also enacted limitations on certain deductions, but an executive order issued on December 26, 2013 substantially eliminated the impact of these limitations on the maquiladora regime. The Company does not expect the changes resulting from this legislation to have a material impact on our results from operations or financial condition.

Arrangements with aftermarket customers

Consistent with common industry practice, a majority of our aftermarket customers, including both large retail customers and smaller warehouse distributors, require us to agree to terms that reduce the customer's investment in inventory held for sale. These measures principally include extended payment terms for purchased inventory and our supply of inventory without our receipt from the customer of a cash deposit in respect of the cores included in the finished goods. We also sometimes enter into arrangements with new customers in which we purchase the customer's core inventory from the customer. (For a further discussion of cores and related cash flows and accounting, see “-Critical accounting policies and estimates-Accounting for remanufacturing operations”.) These arrangements increase our financing costs. We incur these costs under the factoring agreements discussed below and, to a lesser extent, under our revolving credit facility. In general, the factoring agreements in which we participate are part of arrangements that have been put in place by our aftermarket customers for their vendors. Our agreements with these customers grant them extended payment terms if they make factoring arrangements available to us. Under the factoring agreements, we sell our accounts receivable at a discount, which represents the cost of the arrangements, and the purchasers look only to the credit of our customers for collection. The majority of our factoring arrangements are with aftermarket customers. We include factoring cost in interest expense in our statements of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk arises from fluctuations in foreign currency exchange rates, interest rates and commodity prices. We manage foreign currency exchange rate risk, interest rate risk and commodity price risk by using various derivative instruments. We do not use these instruments for speculative or trading purposes. If we did not use derivative instruments, our exposure to these risks would be higher. We are exposed to credit loss in the event of nonperformance by the counterparties to these derivative financial instruments. We attempt to manage this exposure by entering into agreements directly with a number of major financial institutions that meet our credit standards and that we expect will fully satisfy their obligations under the contracts. However, given recent disruptions in the financial markets, including the bankruptcy, insolvency or restructuring of some financial institutions, the financial institutions with whom we contract may not be able to fully satisfy their contractual obligations.

Foreign currency exchange rate risk

We use derivative financial instruments to manage foreign currency exchange rate risks. We use forward contracts and, to a lesser extent, option collar transactions to protect our cash flow from adverse movements in exchange rates. We review foreign currency exposures monthly, and we consider any natural offsets before entering into a derivative financial instrument. See Note 4 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for further information on outstanding foreign currency contracts as of December 31, 2013 and 2012.

Interest rate risk

We are subject to interest rate risk in connection with the issuance of variable-rate debt. To manage interest costs and as required by our loan covenants, we use interest rate swap agreements to exchange variable-rate interest payment obligations for fixed rates for a period of three years. Our exposure to interest rate risk arises primarily from changes in LIBOR. As of December 31, 2013, approximately 99.3% of our total debt was at variable interest rates (or 51.2%, when considering the effect of the interest rate swaps), as compared to 98.9% (or 52.1%, when considering the effect of the interest rate swaps) as of December 31, 2012.

Commodity price risk

Our production processes depend on the supply of certain components whose raw materials are exposed to price fluctuations on the open market. We enter into commodity price forward contracts primarily to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly in an effort to maximize the overall effectiveness of these forward contracts. The principal raw material whose price we hedge is copper. We use forward contracts to mitigate commodity price risk associated with raw materials, generally related to purchases we forecast for up to twelve months in the future. We also purchase certain commodities during the normal course of business.

Sensitivity analysis

We use a sensitivity analysis model to calculate the fair value, cash flows or statement of operations impact that a hypothetical 10% change in market rates would have on our debt and derivative instruments. For derivative instruments, we use applicable forward rates in effect as of December 31, 2013 to calculate the fair value or cash flow impact resulting from this hypothetical change in market rates. The analysis does not reflect any potential change in the level of variable rate borrowings or derivative instruments outstanding that could take place if these hypothetical conditions prevailed. The results of the sensitivity model calculations follow:

(in thousands)	Assuming a 10% increase in rates	Assuming a 10% decrease in rates	Change in

Market Risk
Foreign Currency Rate Sensitivity:
Forwards(1)
Short US $	$(7,513)	$7,513	Fair Value
Long US $	$8,632	$(8,632)	Fair Value
Short EUR €	$(2,037)	$2,037	Fair Value
Short GBP £	$(606)	$606	Fair Value
Debt(2)
Foreign currency denominated	$237	$(237)	Fair Value
Interest Rate Sensitivity:
Debt
Variable rate	$395	$(395)	Fair Value
Swaps
Pay fixed/receive variable	*	*	Earnings
Commodity Price Sensitivity:
Forward contracts	$4,647	$(4,647)	Fair Value

(1)
Calculated using underlying positions assuming a 10% change in the value of the U.S. dollar vs. foreign currencies. For the Short EUR and Short GBP, we utilized a 10% change in the value of the Euro vs. foreign currencies.

(2)	Calculated using a 10% change in the value of the foreign currency.

*
A hypothetical change in interest rates of 10% from the current spot rate would have an immaterial impact as increases or decreases in the swap liability would be offset by a corresponding increase or decrease in the asset value of our interest rate floor of 1.25%.

BUSINESS OF NEW HOLDCO

New Holdco is a newly-formed corporation that has been established to own the shares of Old Remy and New Remy following the mergers. As a result, the discussion below describes the business of New Holdco following the mergers, consisting of the operations of Old Remy and of Imaging. Except as otherwise specifically identified as a description of Imaging, the descriptions below are of the business of Old Remy.
Overview
We are a global market leader in the design, manufacture, remanufacture, marketing and distribution of non-discretionary, rotating electrical components for light and commercial vehicles for original equipment manufacturers, or OEMs, and the aftermarket. We sell our products worldwide primarily under the well-recognized “Delco Remy,” “Remy”, “World Wide Automotive” and “USA Industries” brand names, as well as our customers' well-recognized private label brand names. Except as otherwise specifically identified, financial information presented for dates prior to August 14, 2012 represents the financial information of Old Remy and for dates subsequent to August 14, 2012 represents the financial information of New Remy. For additional information about our domestic and international revenues, see the notes to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. We manage our business and operate in a single reportable segment.
We design and market products suited for both light and commercial vehicle applications. Our light vehicle products continue to evolve to meet the technological demands of increasing vehicle electrical loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise. Commercial vehicle applications are generally more demanding and require highly engineered and durable starters and alternators.

Our principal products include starter motors, alternators, multi-line products and hybrid electric motors. Our starters and alternators are used globally in gasoline, diesel, natural gas and alternative fuel engines for light vehicle, commercial vehicle, industrial, construction and agricultural applications. We also design, develop and manufacture hybrid electric motors that are used in both light and commercial vehicles including construction, public transit and agricultural applications. These include both pure electric applications as well as hybrid applications, where our electric motors are combined with traditional gasoline or diesel propulsion systems. While the market for these systems is in early stages of development, our technology and capabilities are ideally suited for this growing product category. We also sell new and remanufactured multi-line products which consists of steering gears, brake calipers, and constant velocity (“CV”) axles for light and commercial vehicle applications in Europe and North America.

We sell new starters, alternators and hybrid electric motors to U.S. and non-U.S. original equipment manufacturers (“OEMs”) for factory installation on new vehicles. We sell remanufactured and new starters, alternators and multi-line products to aftermarket customers, mainly retailers in North America, warehouse distributors in North America, South America and Europe and OEMs globally for the original equipment service, or OES. As a leading remanufacturer, we obtain used starters and alternators, which we refer to as cores, that we disassemble, clean, combine with new subcomponents and reassemble into saleable, finished products, which are tested to meet OEM requirements. We have captured leading positions in many key markets by leveraging our global reach and established customer relationships.

We believe there are benefits to serving both original equipment, or OE, and aftermarket customers. Our OE market is driven by new vehicle production. Aftermarket demand is more stable given that our aftermarket products are used for non-discretionary repairs. We believe aftermarket demand remains relatively flat in periods of decreasing OEM sales volumes as customers look to extend the service lives of their existing vehicles by purchasing aftermarket replacement parts rather than new vehicles. This aftermarket demand stabilizes the variability of our OE sales. Our aftermarket and remanufacturing knowledge regarding product reliability allows us to regularly update and enhance new product specifications in our OE and new-build aftermarket channels. Our expertise in OE product design allows us to bring components to the aftermarket quickly and efficiently, which enhances our brands, giving us a competitive advantage.

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 15 primary manufacturing and remanufacturing facilities are located in eight countries, including Brazil, Canada, China, Hungary, Mexico, South Korea and Tunisia. We have four manufacturing facilities in the United States which support a portion of our hybrid electric motor assembly, locomotive remanufacturing operations, and rotating electrics and multi-line product remanufacturing. None of these U.S. manufacturing facilities are unionized. Our low-cost strategy results in direct labor costs of 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize costs to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment. See “Risk Factors-Our global operations subject us to risks and uncertainties” and Notes 2 and 20 to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus for additional information.

We sell our products globally through an extensive distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships directly with global OEMs, OE dealer networks, commercial vehicle fleets, North American retailers and warehouse distributors around the world. Additionally, we utilize sales representatives in support of our direct sales force. We have a broad customer base, as illustrated below.

We enhance our technology and expand our product lines by investing in new product development and ongoing research. Our OE customers continue to increase their requirements for power, durability and reliability, as well as for increased fuel-efficiency and mechanical and electrical noise reduction. We have over 300 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control. Our 110+ years of expertise in rotating electrical components led to the development of our hybrid electric motor capabilities, a natural extension of our products. Our prior experience in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

We are well-positioned for strong and stable growth, both organically and through opportunistic acquisitions, due to our balanced portfolio of products, strong brand names, focus on new technologies, strategic global footprint and market expertise. These strengths have contributed to our solid operating margins and cash flow profile. During 2013, we refinanced our debt which extended our debt maturities, reduced our future interest payments and accessed substantial liquidity to execute our strategic plans. Our strengthened balance sheet now provides us with greater ability to reinvest in our business and pursue growth opportunities, including acquisitions.

Imaging provides document preparation, scanning, indexing and redaction services to government agencies and companies in financial services, healthcare, retirement systems, education and court systems. Employing proprietary production control technology, Imaging’s goal is to deliver superior efficiency, capacity and quality management standards that enable it to manage large-scale document conversion projects. Imaging collaborates with leading content management systems providers to promote the benefits of document automation, develop new client relationships and provide clients an end-to-end document automation solution. Over the course of its history, Imaging has demonstrated competency in preparing and converting physical records for all leading commercial content management systems.  Imaging is headquartered in San Jose, CA, but frequently performs its services at client locations across the United States. For further information, see “Selected Historical Financial Data of Imaging” included in this proxy statement/prospectus on page 10.

Our industry

Original equipment market

Light and commercial vehicle production trends.    Our OE business is influenced by trends in the light vehicle, commercial vehicle, construction and industrial markets. Common applications include passenger cars and light trucks, delivery vans, transit buses, over-the-road trucks, military vehicles, bulldozers and track-type vehicles, mining equipment, tractors and recreational vehicles.

According to IHS Global Insight, global light vehicle production is forecasted to grow from 84.0 million units in 2013 to 98.7 million units in 2017. In addition, global commercial vehicle production is forecasted to grow from 3.3 million units in 2013 to 4.0 million units in 2017.

Demand for alternators.    Overall electrical power requirements have risen as OEMs introduce additional electronics in new vehicles, such as new safety, control, communication and entertainment features and emission control technology in heavy vehicles. We believe OEMs will continue to demand more efficient, more powerful yet durable alternators as electronic vehicle content continues to grow.

Increased deployment of start-stop technology starters. Start-stop technology is designed to shut a vehicle's engine off when it is stopped and rapidly restart it when the driver releases the brake pedal before accelerating.  The two primary benefits of start-stop technology are improved fuel economy and greenhouse gas reduction.  Various start-stop technologies are estimated to improve fuel economy by 3-12%.   Currently there are two competing technologies--Belt Alternator Starter (BAS) and Starter Based Start Stop (SBSS).  According to IHS Global Insight, start-stop technology is forecasted to more than double by 2017, growing from 13.9 million units in 2013 to 35.6 million units in 2017.

OE platform standardization and globalization.    Increasingly, OEMs are requiring that their suppliers establish global production capabilities to meet their needs in local markets as they expand internationally and increase platform standardization. We believe our global proximity to customer production will be increasingly valuable.

Aftermarket

Aftermarket demand is based on the need for replacement vehicle parts. Vehicle parts may need to be replaced due to age or failure based on the level of usage and the overall quality and durability of the original part. However, improvements in product quality generally lower the replacement rate for aftermarket products. The aftermarket in mature markets differs from that in growing markets. In North America and Europe, there is a well-established aftermarket, with numerous distribution channels for replacement parts. In the U.S. market, there has also been a growing trend for retail distributors to work directly with installers. However, in growing markets, such as China, parts are generally repaired in individual repair shops. There is potential for significant growth as these markets mature. Additionally, we believe the ability to utilize current distribution channels in North American to expand our remanufactured multi-line product offerings will provide additional growth opportunities.

Hybrid electric motors

Hybrid electric vehicles use technologies that combine traditional gasoline or diesel propulsion systems with electric motors to reduce emissions and be more fuel efficient. The electric motors used in hybrid vehicles can also be used to provide propulsion for electric-only vehicles. Fuel prices, emission standards and government legislation influence the demand for hybrid electric motors. For instance, the U.S. Environmental Protection Agency and the Department of Transportation's National Highway Traffic Safety Administration have issued a joint rule and announced further initiatives that require and will impose increasing standards to reduce greenhouse gas emissions and improve fuel efficiency. We believe corporations with large distribution operations will continue to add hybrid vehicles to their fleets as part of their corporate responsibility initiatives focused on reducing fuel consumption and pollution. In addition, continued volatility of, and the potential for higher, fuel costs in the future may have a positive impact on demand for hybrid electric motors as consumers seek more energy-efficient solutions.

Our competitive strengths

We believe the following competitive strengths enable us to compete effectively in our industry:

Leading market position and strong brand recognition.    We hold strong market and production positions in North America, Europe, South Korea and China. Our leading market position was established through 100 years of experience delivering superior service, quality and product innovation under the well-recognized brand names, “Delco Remy,” “Remy” and “World Wide Automotive.” In recent years, we have received a number of awards in recognition of our merits, from customers, suppliers and industry associations.

Well-balanced revenue base and end-market exposure.    We have a diverse portfolio of revenue sources with OE and aftermarket products that serve both light and commercial vehicle applications. This balance can help us mitigate the inherent cyclicality of demand in any one channel or end-market. We offer our products on a diverse mix of OE vehicle platforms, reflecting the balanced portfolio approach of our business model and the breadth of our product capabilities. We believe our overall diversification provides us with an opportunity to participate in an economic recovery without being overly exposed to any single market.

Innovative, technology-driven product offerings.    We are committed to product and manufacturing innovation to improve quality, efficiency and cost for our customers. Our starters address customer requirements for high-power, durability and reliability, while our alternators address the growing demand for high-output, low-noise and high-efficiency performance. We also continue to lead in the production of hybrid electric motors, providing high-output, custom designs for standardized platforms. Our HVH electric motor technology, which we continue to introduce into automotive, agricultural, military and specialty markets, is among the industry leaders in power density and torque density.

Global, low-cost manufacturing, distribution and supply-chain.    Our efficient manufacturing capabilities lower costs and address OEMs' engineering requirements. We are well-positioned for continued growth and protected by significant barriers to entry from suppliers who cannot support OEMs on a global scale. We have limited manufacturing activity in the United States for rotating electric, multi-line products, hybrid electric motors and our locomotive power assembly remanufacturing operations.

Strong operating margins and cash flow profile.    We believe our operating margins and cash flow from operations provide financial flexibility and enable us to reinvest capital in our business for growth. Our base business, other than our hybrid electric motors, requires low levels of capital expenditures of approximately 1% to 2% of our net sales.

Our strategy

It is our goal to be the leading global manufacturer and remanufacturer of starters and alternators, yielding superior financial returns. Further, we seek to be a leading participant in the production of hybrid electric motors and utilize our distribution network to supply complimentary aftermarket products. We believe the competitive strengths described above provide us with significant opportunities for future growth in our industry. Our strategies for capitalizing on these opportunities include the following:

Build upon market-leading positions in commercial vehicle products.    We seek to use our strength in producing durable, high-output starters and alternators for commercial vehicles to increase our market share and capitalize on the growing OE demand for these components over the next few years. We intend to use our know-how in rotating electrical components and strong customer relationships to continue to build our leading market share in the growing aftermarket for commercial vehicle parts.

Expand manufacturing for growth markets in Asia and South America.    We have a significant presence in high-growth markets such as China, South Korea and Brazil and are committed to further investment in these regions. We have two wholly-owned operations in China. China produces more commercial diesel engines and vehicles than any other country in the world. During 2013, we invested in our manufacturing and engineering facility in Wuhan, China. The manufacturing facility more than doubles our China production capacity to 4 million alternators and 1 million starters annually. The engineering laboratory is fully commissioned to support our Chinese customer requirements.

Continue to invest in hybrid electric motors for commercial vehicles.    We are committed to grow in the hybrid electric motor market. We are the leading non-OEM producer of hybrid electric motors in North America. We intend to focus primarily on commercial vehicle applications, which include trucks, buses, off-road equipment and military vehicles, where power density and torque density are primary considerations. With an emphasis on commercial vehicle and specialty applications, we have several vehicle projects in various stages of development. Since 2009, we have signed a number of long-term supply agreements for commercial vehicle applications.

Leverage benefits of having both an OE and aftermarket presence.    Our aftermarket channel has access to the latest technology developed by our OE channel. As a result, we are able to provide our aftermarket customers with new products faster than competitors. Our aftermarket presence provides our OE business with useful knowledge regarding long-term product performance and durability. We use this aftermarket knowledge to regularly update and enhance new product offerings in our OE market.

Provide value-added services that enhance customer performance.    We provide our aftermarket customers with valuable category management services that strengthen our customer relationships and provide both of us with a competitive advantage. Our Remy Optimized Inventory and Vendor Managed Inventory programs support customer growth and product category profitability. These services have enabled us to improve our customer retention and expand product sales.

Selectively pursue strategic partnerships and acquisitions.    We will selectively pursue strategic partnerships and acquisitions that leverage our core competencies. We will remain disciplined in our approach and only close a transaction after a thorough due diligence process. We believe there are significant opportunities in this fragmented industry. We have demonstrated our ability to rationalize and integrate operations and realize cost savings. We believe our balance sheet gives us the flexibility to support this strategy.

In June 2013, we acquired the remaining 49% of the Remy Hubei Electric Co. Ltd. (“REH”) joint venture. The acquisition will provide a very strong base to satisfy the growing demand for both passenger and commercial vehicle manufacturers in China.

On January 13, 2014, we acquired substantially all assets of United Starters and Alternators Industries, Inc. (“USA Industries”) a Bay Shore, New York manufacturer, remanufacturer, and distributor of starters, alternators, CV axles, and disc brake calipers for the light-duty aftermarket. The acquisition allows us to leverage our distribution channels to enhance our rotating electrics portfolio and expand beyond our core rotating electric products.

Products

We produce a broad range of new starters and alternators for both light and commercial vehicles. We also manufacture electric traction motors used for electric and hybrid vehicle applications. We produce a diverse array of remanufactured starters and alternators as well. Finally, we remanufacture power assemblies for locomotive diesel engines, and sell remanufactured multi-line products including steering gear and brake calipers for light vehicles in Europe. Our recent acquisition of USA Industries expands our multi-line product capabilities to North America.

Starters

We produce a wide range of starters for global applications ranging from small cars to industrial engines and the largest mining trucks and locomotives. We make two types of starters: traditional straight drive starters and more technologically advanced gear reduction starters. Gear reduction starters offer greater output at lower weight than comparable straight drive designs. Reduced component weight is extremely important to OEMs, as total vehicle weight is a critical factor for fuel economy. Straight drive starters are used to produce the high torque and power required to start very large displacement engines used in off-highway trucks, tanks and locomotives.

Some vehicles use a “start/stop” technology, in which the engine automatically shuts down while the vehicle is stopped rather than idling, and then a power source assists the engine in restarting when the vehicle departs. This approach, which is sometimes referred to as “mild hybrid,” helps meet strict fuel efficiency and CO2 emission regulations. We developed a starter-based start/stop product and launched the product with Hyundai in 2011. We continue to develop additional automotive and commercial vehicle offerings. In small displacement engines, like those in wide use in light vehicles in Asia, the alternator can be used as the “mild hybrid” power source rather than a starter.

Light vehicles

Our starter products for light vehicle applications offer greater power output in lighter packages for vehicles that are designed to meet increasingly more stringent fuel economy regulations. For example, we launched a redesigned automotive starter that produces more power with 14% less weight than our previous design. We also sell new starters for a wide range of light vehicle models for use as replacement parts.

Commercial vehicles

We manufacture a broad range of heavy-duty starters for use primarily with large diesel engines. Our standard units cover a very wide range of torque and speed requirements. Our commercial vehicle product development for starters has focused on generating more power, torque and life, while reducing size. OEMs are designing engines for more starts per day as anti-idling legislation requires trucks to shut down while loading/unloading freight or stopped for driver downtime. We have developed a patented technology which offers the longest service life as measured by the number of starts and highest output power to drive faster starts. We launched a fully sealed starter for very harsh environments. This starter is well suited for off-highway and military applications. Our portfolio covers the market demand for a higher number of starts and larger engines in North America while also meeting the needs of smaller displacement engines typically used in Europe and Asia.

Alternators

Light vehicles

We offer an extensive range of alternator products for light vehicles designed to cover most output requirements for standard and high-efficiency, low noise units. This diverse portfolio provides proven new parts for OEMs globally, as well as for use as replacement parts.

Commercial vehicles

The increased power demand for components in commercial vehicles, and technologies designed to reduce engine emissions, is resulting in higher electrical load requirements. Our product offerings include high-output alternators designed to meet these increasing load demands. These industry changes are also resulting in higher under-hood temperatures and increased vibration. Our products are designed to operate at higher temperatures and provide increased durability. We launched a unit which is 10% smaller and operates at a significantly higher temperature (125ºC) than any other unit on the market. Our experience in designing alternators for both light vehicles and commercial vehicles enables us to apply advances made in one vehicle class to others and generates a volume benefit by the ability to share internal components across vehicle classes.

Hybrid electric motors

We make electric traction motors for electric and hybrid vehicle applications, which we refer to as our hybrid electric motors. In a hybrid vehicle application, our electric traction motor is combined with a gasoline or diesel propulsion system to assist in powering the vehicle. Our motors have been used in hybrid bus transmissions since 2002 and on automotive applications since 2007. Our patented winding processes in conjunction with a permanent magnet design deliver among the highest power density and torque density in the industry. This technology provides the basis of our standard platform, allowing commercial and specialty vehicle applications to utilize a common design, create competitive scale and reduce cost.

Remanufactured products

We offer a diverse array of remanufactured starters and alternators for light vehicles. These products include substantially all makes and models of domestic and imported starters and alternators. For commercial vehicles, our remanufactured starters and alternators are predominantly products that we originally manufactured. We also remanufacture power assemblies for locomotive diesel engines and multi-line products, such as steering gear and brake calipers for light vehicles in Europe. Our recent acquisition of USA Industries expands this capability and product lines for North America.

Starter and alternator technology continues to evolve. We can introduce new models of remanufactured starters and alternators faster than others because we have often made the original product. We also bring our knowledge of advances in technology to bear in remanufacturing products originally made by others.

Customers and distribution channels

Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. We conduct a significant amount of business with GM, Hyundai Motor Company ("Hyundai") and three large automotive parts retailers. Net sales to these customers in the aggregate represented 47.4%, 49.4%, and 49.1% of our net sales for the years ended December 31, 2013, 2012, and 2011, respectively. Our contract with one of these large U.S. automotive parts retailers is currently under negotiation for renewal and its continuation cannot be guaranteed.

GM represents our largest customer and accounted for approximately 15.9%, 18.8%, and 20.7% of our net sales for the years ended December 31, 2013, 2012, and 2011, respectively. Net sales to Hyundai accounted for approximately 10.2%, 9.2%, and 7.9% of our net sales for the year ended December 31, 2013, 2012, and 2011, respectively.

OEMs

Our OEM customers include a broad range of global light vehicle producers around the world. GM is our largest OEM customer for light vehicle products, evenly split between North America and the rest of world. Hyundai is our fastest growing OEM customer. It is gaining market share globally, and we have been gaining market share within Hyundai. We are currently their largest supplier of starters and are growing our share of their alternator business. Other notable light vehicle customers include DPCA (Dongfeng Peugeot Citroen Automobile), Geely and BYD. Our goal is to expand our customer base and grow with customers who are growing, including Hyundai and other Asian customers.

Principal commercial vehicle OEM customers include Daimler, Caterpillar, Navistar, Volvo/Mack, and Cummins. This mix provides a balance between on-highway trucks and off-highway applications. We also have very strong brand recognition and traditional relationships with the leading operators of commercial vehicle fleets. These fleets will often specify Delco Remy parts as required equipment on their new vehicle purchases from OEMs, and will in many cases purchase upgrades that we offer for increased durability and longer service life as premium options. Currently, our commercial vehicle OEM sales are primarily in North and South America, although we have a growing share in Asia and Europe that we are seeking to expand.

Aftermarket

We are a leading North American rotating electrical supplier to aftermarket customers. We sell both remanufactured and new light vehicle and commercial vehicle starters and alternators into the aftermarket in the United States, Canada, Mexico and Europe, and aftermarket commercial vehicle starters and alternators in Brazil. In North America, we primarily sell our aftermarket products to automotive parts retailers. We also supply warehouse distributors, where we are the preferred supplier of some of the largest buying groups, OES customers, and other smaller middlemen (sometimes called “jobbers”) who distribute parts to installers. We sell substantially more remanufactured units than new units. This mix is consistent with sales in the aftermarket overall.

Auto parts retailers sell parts primarily to the “do it yourself” (“DIY”) market. Consumers who purchase parts from the DIY channel generally install parts into their vehicles themselves. In most cases, this is a less expensive alternative to having the repair performed by a professional installer. The second market is the professional installer market, commonly known as the “do it for me” market. This market is served by traditional warehouse distributors, retail chains and the dealer networks. Generally, the consumer in this channel is a professional parts installer. However, large national retailers have increased their efforts to sell to installers and to other smaller middlemen. This change in approach has increased the retailers' market share in the “do it for me” market and hence overall. We are well-positioned to participate in the retailers' growth given our strong relationships with large retailers.

Our primary customers in the aftermarket for commercial vehicle parts are OE dealer networks, independent warehouse distributors and leased truck service groups. Our relationships with trucking fleets also benefit our aftermarket sales, as the fleet operators will often specify that Delco Remy products be used both for initial installation and for subsequent replacements.

In Europe, we sell aftermarket products through the OES and warehouse distribution channel. Retail distribution is less developed in Europe than in North America.

Our locomotive assemblies are sold predominantly to Caterpillar's Electro-Motive Diesel (EMD) division.

Sales and distribution

We have an extensive global distribution and logistics network. We employ a direct sales force that develops and maintains sales relationships with our OEM, retail, warehouse distributor and other aftermarket customers, as well as with major North American truck fleet operators. These sales efforts are supplemented by a network of field service engineers and product service engineers. We also use representative agencies to service aftermarket customers in some cases.

Manufacturing and facilities

We operate a global, low-cost manufacturing and sourcing network capable of producing technology-driven products. Our 15 primary manufacturing and remanufacturing facilities are located in eight countries, including Brazil, China, Hungary, Mexico, South Korea, Tunisia, Canada and the United States. We have four manufacturing facilities in the United States which support a portion of our hybrid electric motor assembly, locomotive remanufacturing operations, and rotating electrics and multi-line product remanufacturing. None of these U.S. manufacturing facilities are unionized. In an effort to consolidate our manufacturing facilities, in August 2014, we announced that we will be closing two manufacturing facilities in New York, reducing our U.S. manufacturing facilities to two. Our low-cost strategy results in direct labor costs of 2% of net sales. Our global network of manufacturing facilities employs common tools and processes to drive efficiency improvements and reduce waste. We can shift capacity between operations to minimize cost to adapt to changes in demand, raw material costs and exchange and transportation rates. Because of our established presence and available capacity throughout the world, we are well-positioned for growth with minimal incremental investment.

We have eight manufacturing facilities making new products for OE/OES customers, including two in Mexico, two in China, and one in each of Brazil, South Korea, Hungary and Anderson, Indiana. These modern facilities utilize a flexible cell-based manufacturing approach for production lines for improved flexibility and efficiency in both low- and high-volume production runs. Each operation within a cell is optimized to ensure one-piece flow and other lean operational concepts. Cell manufacturing allows us to match production output better to variable customer requirements while reducing inventory and improving quality. The effectiveness of our approach was tested and proven in the recent market downturn and subsequent recovery. Our distribution facility for these products in North America is in Laredo, TX. During 2013, we completed the closure of our operations in our Mezokovesd, Hungary facility.

We produce our remanufactured starters and alternators for sale in North America in two facilities in the United States and two facilities in Mexico. For Europe, our remanufactured starters and alternators are made in factories in Tunisia and Hungary. We source our new products for aftermarket sales through third parties, primarily in Asia and from our own manufacturing operations. Our distribution, engineering and administration facilities for these products are in Edmond, Oklahoma for North America and in Brussels for Europe. In addition, we have four distribution centers in the United States and one in Canada. We have remanufacturing of locomotive power assemblies in Peru, Indiana and Winnipeg, Canada.

In our remanufacturing operations, we obtain used starters, alternators and locomotive power assemblies, commonly known as cores, and use them to produce remanufactured products. Most cores are obtained from our customers, who generally deliver us a core for each remanufactured product we sell them. Their end customers in turn deliver their used starter or alternator to the vendor as part of the purchase of the replacement part. We buy approximately 10% of the cores we use from secondary market vendors.

When we receive cores, we sort them by make and model. During remanufacturing, we disassemble the cores into their component parts. We then thoroughly clean, test and refurbish those components that can be incorporated into remanufactured products. We then reassemble remanufactured parts into a finished product. We conduct in-process inspection and testing at various stages of the remanufacturing process. We then inspect each finished product which is tested to meet OEM requirements.

In all our operations, we use frequent communication meetings at all levels of the organization to provide training and instruction, as well as to assure a cohesive, focused effort toward common goals which has proven to be a key element of our recent success. All of our manufacturing facilities are TS certified (a quality and process certification that is a prerequisite for supplying most OEMs). Old Remy has received numerous supplier quality and performance awards.

Engineering and development

Our engineering staff works both independently and with OEM and aftermarket customers to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. We have over 300 engineers focused on design, application and manufacturing. These engineers work in close collaboration with customers and have a thorough understanding of our product application. Our engineering efforts are designed to create value through innovation, new product features and aggressive cost control.

Our expertise in rotating electrical components led to the development of our hybrid electric motor capabilities as a natural extension of our products. Our HVH electric motor technology is among the industry leaders in power density and torque density. We are applying it in automotive, agricultural, military and specialty markets. Our prior investment in manufacturing process development has provided us with significant, proprietary know-how in hybrid electric motor manufacturing.

For additional information on research and development activities, see Note 2 to the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus.

Competition

The automotive components market is highly competitive. Most OEMs and aftermarket customers source the parts that we sell from a limited number of suppliers. We principally compete for new OEM business both at the beginning of the development of new platforms and upon the redesign of existing platforms. New-platform development generally begins two to five years before those models are marketed to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. In the aftermarket, many retailers and warehouse distributors purchase starters and alternators from only one or two suppliers, under contracts that run for up to five years. When contracts are up for renewal, competitors tend to bid very aggressively to replace the incumbent supplier, although the cost of switching from the incumbent tends to mitigate this competition.

Our customers typically evaluate us and other suppliers based on many criteria such as quality, price/cost competitiveness, product performance, reliability and timeliness of delivery, new product and technology development capability, excellence and flexibility in operations, degree of global and local presence, effectiveness of customer service and overall management capability. We compete with a number of companies that supply vehicle manufacturers throughout the world. In the light vehicle market, our principal competitors include BBB Industries, Bosch, Denso, Hitachi, Mitsubishi, Motorcar Parts of America and Valeo. In the commercial vehicle market, our competitors include Bosch, Denso, Mitsubishi and Prestolite.

Patents, licenses and trademarks

We have an intellectual property portfolio that includes over 400 issued and pending patents in the United States and foreign countries. While we believe this intellectual property in the aggregate is important to our competitive position, no single patent or patent application is material to us.

We own the “Remy” and “World Wide Automotive” trademarks. Pursuant to a trademark license agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators. This license is extendable indefinitely at our option upon payment of a fixed $100,000 annual licensing fee to GM. The “Remy” and “Delco Remy” trademarks are registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed with us that, upon our request, GM will register the “Delco Remy” trademark in any jurisdiction where it is not currently registered.

Purchased materials

We continually aim to reduce input material and component costs and streamline our supply chain. Our global sourcing strategy is designed to ensure the desired quality and the lowest delivered cost of our required inputs. Our strategy focuses on local material sourcing and the development of standardized processes in freight and logistics that result in the lowest total cost for our global operations.

Principal purchased materials for our business include aluminum castings, gray and ductile iron castings, armatures, solenoids, copper wire, electronics, steel shafts, forgings, bearings, commutators, magnets and carbon brushes. All of these materials are presently readily available from multiple suppliers. We do not foresee difficulty in obtaining adequate inventory supplies. We generally follow the industry practice of passing on to our original equipment customers a portion of the costs or benefits of fluctuation in copper, steel and aluminum prices. For our copper exposure not passed through to customers, we generally purchase hedges for a significant portion and also have a natural hedge in copper, aluminum and steel scrap recovered in our remanufacturing operations. In general, we do not hedge our aluminum and steel exposures. For high volume materials, we typically purchase a portion of our raw materials through multiple-year contracts with price adjustments allowed for changes in metals prices and currency exchange rates.

Foreign operations

Information about our foreign operations is set forth in tables relating to geographic information in Note 20 of the Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus.

Employees

As of December 31, 2013, we employed 6,605 people, of which 1,524 were salaried and administrative employees and 5,081 were hourly employees. We had 901 of our employees based in the United States. Our employees represented by trade unions were approximately 3,702, or 56% of our employees in five countries. Efforts to organize labor unions at facilities that are not currently unionized may be commenced at any time; however, we are not aware of any current efforts. Imaging has approximately 50 employees, none of which are unionized. We believe that our relations with our employees are satisfactory.

History

On July 31, 1994, our predecessor, Remy Worldwide Holdings, Inc., purchased substantially all of the assets, other than facilities, of the Delco Remy division of GM in a leveraged buyout. The specific business activities purchased were engaged in the design, manufacture, remanufacture and sale of starters and alternators, among other things, for light and commercial vehicles. The predecessors to these businesses first started their operations nearly 100 years ago. When we first separated from GM in 1994, we sold a substantial majority of our products to GM. Over the years, we have substantially diversified our revenue base.

Environmental regulation

Our facilities and operations are subject to a wide variety of federal, state, local and foreign environmental laws, regulations, ordinances and directives. These laws, regulations, ordinances and directives, which we collectively refer to as environmental laws, include those related to air emissions, wastewater discharges, chemical and hazardous material, substance and waste management, treatment, storage or disposal, restriction on use of certain hazardous materials and the investigation and remediation of contamination. These environmental laws also require us to obtain permits for some of our operations from governmental authorities. These authorities can modify or revoke our permits and can enforce compliance through fines and injunctions. Our operations also are governed by laws relating to workplace safety and worker health, primarily the Occupational Safety and Health Act, its implementing regulations and analogous state laws and regulations, and foreign counterparts to these laws and regulations, which we refer to as employee safety laws. The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and employee safety laws.

We believe that the future cost of complying with existing environmental laws (or liability for known environmental claims) and employee safety laws will not have a material adverse effect on our business, financial condition and results of operations. However, future events, such as the enactment of new laws, changes in existing environmental laws and employee safety laws, or their interpretation, or the discovery of presently unknown conditions, may give rise to additional compliance costs or liabilities. For example, in January 2011, the U.S. Environmental Protection Agency

began regulating greenhouse gas emissions from certain mobile and stationary sources pursuant to the Clean Air Act. Future legislative and regulatory initiatives concerning climate change or the reduction of greenhouse gas emissions could affect our business (including indirect impacts of regulation on business trends, such as customer demand), financial condition and results of operations. In addition, future international initiatives concerning climate change or greenhouse gas emissions could give rise to additional compliance costs or liabilities.

Certain environmental laws hold current and former owners or operators of land or businesses liable for their own, and as to current owners or operators only, for previous owners' or operators', releases of hazardous substances or wastes, and for releases at third-party waste disposal sites. Because of the nature of our operations, the long history of industrial uses at some of our facilities, the operations of predecessor owners or operators of certain of the businesses and the use, production and release of hazardous substances or wastes at these sites, we could become liable under environmental laws for investigation and cleanup of contaminated sites. Some of our current or former facilities have experienced in the past or are currently undergoing some level of regulatory scrutiny or investigation or remediation activities, and are, or may become, subject to further regulatory inspections, future requests for investigation or liability for past practices.

Asbestos Claims and Litigation

We have historically been named as a defendant in a number of lawsuits alleging exposure to asbestos and asbestos-containing products by former GM employees. We were successful in getting these matters dismissed on the grounds that the plaintiffs were employees of GM, not our company, following the 1994 asset purchase of the Delco Remy Division of GM. We also received an indemnification from GM concerning costs associated with asbestos exposure claims involving former GM employees.

GM and certain of its direct and indirect subsidiaries filed on June 1, 2009 for protection under Chapter 11 of the U.S. Bankruptcy Code. On July 10, 2009, a substantial portion of GM began operations under a new corporate legal structure, called new GM, which acquired substantially all of the assets of the pre-bankruptcy GM. Following GM's June 2009 filing for protection under Chapter 11 of the U.S. Bankruptcy Code, the indemnification and certain other arrangements were disputed. However, we negotiated a settlement of these issues with new GM whereby, through an Order of the United States Bankruptcy Court for the Southern District of New York, we were accorded protected party status, which requires that any future asbestos exposure claims by former GM employees be directed to an asbestos trust, rather than brought against us directly.

Legal Proceedings

Remy Componentes S. de R.L. de C.V. vs. Corporativo Industrial y Empresarial Lorva, S.A. de C.V. ("Lorva")

In December 2012, Lorva, a former vendor, filed a judicial claim against Remy in the federal court in San Luis Potosi, Mexico requesting the rescission of two alleged operational service contracts. Remy filed a timely response in January 2013. The collection of evidence and witness testimony concluded in the civil case, and the parties filed their written closing argument briefs in the fourth quarter of 2013. In March 2014, the first instance sentence was issued by the court determining Lorva has the right to rescind both contracts and collect the benefit sought in the amount of approximately $17,380,000 for liquidated damages and outstanding invoices. In April 2014, we filed an appeal to this ruling in the Fourth District Court in San Luis Potosi, Mexico. On October 2, 2014, the Fourth District Court in San Luis Potosi, Mexico ruled on the appeal filed in April 2014. The court reduced the first sentence issued in March 2014 from $17,380,000 to payment of invoices and amounts due of $121,000 plus Lorva's costs and attorney fees. Both Lorva and Remy filed a timely appeal on October 24, 2014. We believe it is probable that we should prevail on final appeal based on legal arguments and the facts of this case. This appeal is expected to take approximately six to twelve months to complete. As of September 30, 2014, we continue to maintain an immaterial accrual related to this matter.

Remy, Inc. vs. Tecnomatic S.p.A.

In March 2011, Tecnomatic filed a lawsuit against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of contract and the misappropriation of trade secrets, and requested damages of $110,000,000.
On September 11, 2014, we announced entry into a Settlement Agreement and Mutual General Release (the "Agreement") to settle all disputes that existed among us and Tecnomatic. In addition, we entered into a cross licensing arrangement of certain patents with Tecnomatic. The value of the patents received from Tecnomatic is approximately $13,930,000. (See Note 7.) Pursuant to the Agreement and the cross licensing arrangement, we paid to Tecnomatic a $16,000,000 cash payment in September 2014 and will pay a $16,000,000 cash payment on or before March 15, 2015. During the quarter ended September 30, 2014, we recorded revenue for the patents provided to Tecnomatic of $720,000 in net sales and expense of $18,790,000 related to this settlement in cost of goods sold in the accompanying unaudited consolidated statement of operations.

Properties

Our global headquarters, which is leased, is located in Pendleton, Indiana. Imaging headquarters, which is leased, is located in San Jose, California.

On January 13, 2014, we acquired substantially all of the assets of USA Industries. In connection with this acquisition, we leased six facilities in the U.S.: two manufacturing facilities in Bay Shore, NY, two warehouses in Bay Shore, NY, a warehouse in Grand Prairie, TX a warehouse in Commerce, CA. In August 2014, we vacated the Grand Prairie, TX warehouse and announced that we will be closing the four facilities in Bay Shore, NY.

As of December 31, 2013, we had a total of 28 facilities in 10 countries. The following table sets forth certain information regarding these facilities.

Location	Number of facilities	Use	Owned/leased
United States
Anderson, IN	1	Engineering/Manufacturing	Leased
Edmond, OK	1	Warehouse/Engineering	Owned
Laredo, TX	1	Warehouse	Leased
Pendleton, IN	1	Engineering/Global Headquarters	Leased
Peru, IN	1	Manufacturing/Warehouse/Engineering	Leased
Taylorsville, MS	1	Warehouse	Leased
Troy, MI	1	Office	Leased
Europe
Heist Op Den Berg, Belgium	1	Warehouse/Office	Leased
Mezokovesd, Hungary (1)	1	Engineering/Manufacturing	Owned
Miskolc, Hungary	2	Engineering/Manufacturing/Warehouse	Owned/Leased
Sutton Coldfield, United Kingdom	1	Warehouse	Leased
Brazil
Brusque	1	Engineering/Manufacturing	Leased
Sao Paulo	1	Office	Leased
Canada
Mississauga	1	Warehouse	Leased
Winnipeg	2	Manufacturing/Warehouse	Owned/Leased
China
Jingzhou City	1	Engineering/Manufacturing	Leased
Shanghai	1	Office	Leased
Wuhan	1	Engineering/Manufacturing	Leased
Mexico
Piedras Negras	1	Manufacturing/Warehouse/Office	Leased
San Luis Potosi	3	Engineering/Manufacturing/ Warehouse/Office	Leased
South Korea
Kyungsangnam	1	Manufacturing/Warehouse	Owned
Dae-Gu	1	Engineering/Office	Leased
Seoul	1	Office	Leased
Tunisia
Jemmal	1	Manufacturing	Leased
Total	28
(1) During 2013, we closed the operations in this facility. See Note 15 to the Audited Annual Financial Statements included elsewhere in this proxy statement/prospectus for additional information.

MANAGEMENT OF NEW HOLDCO FOLLOWING THE TRANSACTIONS

Board of Directors

Pursuant to the terms of the merger agreement, immediately prior to the effectiveness of the mergers, the board of directors of New Holdco will consist of six directors, divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose term has expired. The term for Class I directors, which will initially consist of John H. Weber and George P. Scanlon, will expire at the 2015 annual meeting. The term for Class II directors, which will initially consist of Lawrence F. Hagenbuch and J. Norman Stout, will expire at the 2016 annual meeting. The term for Class III directors, which will initially consist of Douglas K. Ammerman and John J. Pittas, will expire at the 2017 annual meeting. Our director nominees will be allocated to classes upon their election to the board of directors. Following the mergers, the New Holdco board of directors will elect a chairman.
The following table sets forth the names, ages (as of October 1, 2014) and titles of the expected members of New Holdco’s board of directors following the mergers. Certain biographical information with respect to those directors follows the table.

Name	Positions held	Age
John J. Pittas	Director, President and Chief Executive Officer	59
Douglas K. Ammerman	Director	62
John H. Weber	Director	58
Lawrence F. Hagenbuch	Director	48
George P. Scanlon	Director	57
J. Norman Stout	Director	57
John J. Pittas. Mr. Pittas joined Old Remy in 2006 and held various senior management positions before being appointed President and Chief Executive Officer in March 2013. Prior to joining Old Remy, he served as President of the Wolverine Specialty Materials division of EaglePicher Automotive. Throughout his career, Mr. Pittas has held progressive positions with Honeywell, UOP and ARI Technologies, and has extensive experience in manufacturing leadership, customer service, sales, technical support and process engineering, including international market development and Six Sigma and other productivity program implementation. Mr. Pittas has a Bachelor of Science in chemical engineering from Notre Dame.
Douglas K. Ammerman. Mr. Ammerman has served on Old Remy’s Board of Directors since January 31, 2013 and as Audit Committee Chairman since November 1, 2013. Mr. Ammerman's business career includes almost three decades of service with KPMG LLP until his retirement in 2002. Since 2005, Mr. Ammerman has served as a member of the Board of Directors of FNF, where he also serves as Chairman of the Audit Committee. He is a member of the Board of Stantec Inc. and serves on the Audit and Risk Committee. He also is a member of the Boards of El Pollo Loco, Inc. and William Lyon Homes, Inc., both of which he serves as Chairman of the Audit Committee. From 2005 through March 2012, Mr. Ammerman served as a member of the Board of Directors of Quiksilver, Inc., where he served as Chairman of the Audit Committee and a member of both the Compensation and Nominating and Corporate Governance committees. Mr. Ammerman's qualifications, including 18 years as a partner with KPMG LLP, and experience on the board of directors of other companies provide our Board of Directors with operational, financial, accounting and strategic planning expertise.
John H. Weber. Mr. Weber has served on Old Remy’s Board of Directors since January 2006. He served as Chief Executive Officer of VIA Motors from November 2013 until October 2014. Prior to that, Mr. Weber served as Old Remy’s Chief Executive Officer and President from 2006 to February 2013. Prior to joining Old Remy, Mr. Weber served as President, Chief Executive Officer and Director of EaglePicher since July 2001. Prior to that, he had executive positions with GE, Allied Signal, McKinsey, Honeywell, Vickers and Shell. Mr. Weber also serves on the board of directors of Enphase Energy, Inc. and is a member of the Audit Committee and Compensation Committee since June 2013. Mr. Weber holds a Master of Business Administration from Harvard University and a Bachelor of Applied Science in mechanical engineering from the University of Toronto. Mr. Weber provides our Board with more than seven years of experience as our Chief Executive Officer; intimate knowledge and experience with all aspects of the business, operations, opportunities, and challenges of our company; and a good understanding of our culture, personnel, and strategies.
Lawrence F. Hagenbuch. Mr. Hagenbuch has served on Old Remy’s Board of Directors since November 18, 2008 and currently serves as a member of the Audit Committee and as a member of the Compensation Committee. Mr. Hagenbuch is currently the Chief Operating Officer for J. Hilburn, Inc. Mr. Hagenbuch has served in senior management positions for SunTx Capital Partners, AlixPartners, GE / GE Capital, and American National Can. Mr. Hagenbuch has extensive experience in supply chain, operational and profitability improvements, and through his background as a consultant and in senior management roles at various companies, he brings to our board considerable experience in implementing lean manufacturing discipline and in creating innovative business and marketing strategies.
George P. Scanlon. Mr. Scanlon has served on Old Remy’s Board of Directors since October 18, 2012 and currently serves as a member of the Nominating and Corporate Governance Committee. Mr. Scanlon has previously served as Chief Executive Officer of FNF from October 2010 to December 2013. Previously, Mr. Scanlon served as Chief Operating Officer of FNF since June 2010. Prior to that, Mr. Scanlon served as Corporate Executive Vice President, Finance of Fidelity National Information Services, Inc. (“FIS”) since February 2008 and became Chief Financial Officer of FIS in July 2008. Prior to joining FIS, Mr. Scanlon served as Executive Vice President and Chief Financial Officer of Woodbridge Holdings Corporation (formerly known as Levitt Corporation) since August 2004 and Executive Vice President and Chief Financial Officer of BFC Financial Corporation since April 2007. On November 9, 2007, Levitt and Sons LLC, a wholly-owned subsidiary of Levitt Corporation, of which Mr. Scanlon was also an executive officer, voluntarily commenced a case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Southern District of Florida. Prior to joining Levitt, Mr. Scanlon was the Chief Financial Officer of Datacore Software Corporation, an independent software vendor, from December 2001 to August 2004. Prior to joining Datacore, Mr. Scanlon was the Chief Financial Officer at Seisint, Inc., a technology company specializing in providing data search and processing products, from November 2000 to September 2001. Prior to that, Mr. Scanlon worked at Ryder System, Inc. from 1982 to 2000, most recently as Senior Vice President of Planning and Controller. In such capacity, he was responsible for accounting and financial reporting, as well as corporate planning, portfolio analysis and development. During his 18 year tenure at Ryder, Mr. Scanlon held various key financial and corporate finance positions, and was intimately involved in the company's strategic acquisition and divestiture activities. Mr. Scanlon's qualifications bring to our Board of Directors significant expertise in various senior management positions and managing large public companies and will benefit us as we continue to develop and implement our strategic initiatives.
In September 2014, Old Remy entered into a consulting agreement with Mr. Scanlon. Under this agreement, Mr. Scanlon will provide consulting services to Old Remy in areas which may include, among others, financial and accounting matters, treasury matters, investor relations, business development and potential acquisitions. The agreement has an initial term of 30 days, and automatically renews for additional terms of 30 days each until terminated by notice from one party to the other. The agreement provides compensation of $30,000 for the first month and $40,000 for each following month. Old Remy currently anticipates that the duration of this arrangement will be three to four months.
J. Norman Stout. Mr. Stout has served on Old Remy’s Board of Directors since December 7, 2007, and currently serves as Chairman of the Compensation Committee and as a member of the Audit Committee. Mr. Stout is self-employed as a consultant and since November 2011, Mr. Stout has served as an investment professional with True North Venture Partners. From August 2010 to March 2014, Mr. Stout served as a director and Chairman of the Board of Directors of EF Johnson Technologies, Inc., and he served as interim Chief Executive Officer from August 2010 to November 2010. He previously served as Executive Chairman of Hypercom Corporation from December 2007 until August 2009 and Chairman until the company was sold in August 2011. Mr. Stout served as Chief Executive Officer of Mitel USA from August 2007 through June 2008. He previously served as Chief Executive Officer of Inter-Tel from February 2006 through August 2007 when Inter-Tel was acquired by Mitel USA. Mr. Stout had been with Inter-Tel since June 1998, and had served as Chief Strategy Officer and Chief Administrative Officer prior to becoming Chief Executive Officer. Mr. Stout's qualifications bring to our Board of Directors over 25 years of experience in senior management positions concentrating on strategic business growth and maximizing profitability.
Committees of the Board of Directors

Our Board of Directors will have standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We expect that our Board of Directors will appoint the chairmen and members of these committees from its members promptly following the completion of the mergers. The composition of each of our committees will meet the applicable independence requirements of NASDAQ.

Audit Committee
Upon completion of the mergers, the board will make determinations regarding the financial literacy and financial expertise of each member of the Audit Committee in accordance with NASDAQ listing standards. The Audit Committee’s primary responsibility will be assisting the Board of Directors’ oversight of:

•	the quality and integrity of our accounting and financial reporting process, including our financial statements and related disclosure;

•	our compliance with legal and regulatory requirements;

•	the independent auditor's qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

Compensation Committee
The primary responsibilities of New Holdco’s Compensation Committee will be:

•	to assist the Board in discharging its responsibilities regarding the establishment and maintenance of our compensation and benefit plans, policies and programs;

•
to review, approve, and evaluate performance against corporate goals and objectives relevant to the compensation of our Chief Executive Officer, and determine and approve the Chief Executive Officer's compensation level based on this evaluation;

•	to make recommendations to the Board with respect to executive compensation, incentive-compensation plans and equity-based plans; and

•
to assist the Board of Directors in discharging its responsibilities regarding compliance with the compensation rules, regulations and guidelines promulgated by NASDAQ and the SEC and with other applicable laws.

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee’s responsibilities will be:

•	identifying and selecting qualified candidates to become new members of, or fill any vacancies on, our Board of Directors consistent with criteria approved by the Board;

•
selecting or recommending to the Board of Directors the selection of nominees for election to the Board of Directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected);

•	assisting our Board of Directors in the development and review of our Corporate Governance Guidelines and principles applicable to our company; and

•	providing oversight of the evaluation of our Board of Directors.

Management
Pursuant to the merger agreement, the executive officers of Old Remy immediately prior to the mergers will become the executive officers of New Holdco, other than Michael L. Gravelle, the current Senior Vice President, General Counsel and Corporate Secretary of Old Remy and Executive Vice President, General Counsel and Corporate Secretary of FNF. Mr. Gravelle will cease to act in his capacity as Senior Vice President and General Counsel of Old Remy following the mergers but will continue as Corporate Secretary on a transitional basis. Old Remy anticipates that its senior management team will continue to manage the business of New Holdco.

The following table sets forth the names, ages (as of October 1, 2014) and titles of the expected members of New Holdco’s senior management following the mergers. Certain biographical information with respect to those senior managers follows the table.

Name	Positions held	Age
John J. Pittas	President and Chief Executive Officer	59
Mark R. McFeely	Senior Vice President and Chief Operations Officer	41
Shawn J. Pallagi	Senior Vice President and Chief Human Resources Officer	56
Barbara J. Bitzer	Vice President and Global Controller	48
John J. Pittas. Mr. Pittas joined Old Remy in 2006 and held various senior management positions before being appointed President and Chief Executive Officer in March 2013. Prior to joining Old Remy, he served as president of the Wolverine Specialty Materials division of EaglePicher Automotive. Throughout his career, Mr. Pittas has held progressive positions with Honeywell, UOP and ARI Technologies, and has extensive experience in manufacturing leadership, customer service, sales, technical support and process engineering, including international market development and Six Sigma and other productivity program implementation. Mr. Pittas has a Bachelor of Science in chemical engineering from Notre Dame.
Mark R. McFeely. Mr. McFeely joined Old Remy in April 2012 as Senior Vice President and Chief Operations Officer of Remy International, Inc. after serving as Vice President, Operations of Meggitt Safety Systems Inc. since 2011. Mr. McFeely has over 16 years of business experience in operations which included engineering, supply chain, planning, and sales and marketing. Mr. McFeely held several operations leadership positions within divisions of Danaher Corporation from 2005 to 2011, including General Manager/Director of Jacobs Vehicle System Asia, General Manager and Vice President, Global Operations of Kollmorgen Vehicle Systems, and General Manager/Plant Manager of Pacific Scientific. Prior to 2005, Mr. McFeely held several operations and business development leadership positions at Honeywell International Inc. and the Federal Emergency Management Agency. He received a bachelor’s degree from Colorado State University and his Master of Business Administration degree from Penn State University.
Shawn J. Pallagi. Mr. Pallagi joined Old Remy in November 2011 as Vice President of Human Resources. He was appointed as Senior Vice President and Chief Human Resources Officer effective January 1, 2013. Mr. Pallagi has over 35 years of experience. Prior to joining Old Remy, Mr. Pallagi was engaged in executive level management and human resources consulting from 2010 through 2011. Mr. Pallagi previously served in several management positions for General Motors Corporation, including Executive Director of Human Resources of Global Manufacturing and Labor Relations from 2005 through 2010. Mr. Pallagi has a Bachelor of Science in Business Administration from Western Michigan University.
Barbara J. Bitzer. Ms. Bitzer served as a consultant to Old Remy from 2006 through 2008, and again from 2010 through 2012 before assuming her current position on January 1, 2013. Ms. Bitzer also served as a principal of Simons Bitzer & Associates, PC, providing executive level finance consulting for companies in various industries, including manufacturing, service and non-profit, from 2005 through 2012. Ms. Bitzer obtained a Bachelor of Science in Accounting from the University of Evansville, and is a Certified Public Accountant licensed in the state of Indiana. Effective October 29, 2014, Ms. Bitzer became the principal financial officer and Treasurer of Old Remy on an interim basis.
On August 20, 2014, then-Chief Financial Officer of Old Remy, Fred S. Knechtel, notified Old Remy that he intended to resign effective on or before November 1, 2014 to take another position. Old Remy is currently searching for a new Chief Financial Officer, and it is anticipated that such person, if hired before the mergers, would serve as New Holdco’s Chief Financial Officer following the mergers. Old Remy is also currently searching for a new General Counsel for itself and for New Holdco to replace Michael L. Gravelle, who will cease to act in has capacity as General Counsel of Old Remy following the mergers.

Code of Ethics and Corporate Governance Guidelines
We expect that our Board of Directors will adopt codes of ethics and corporate governance guidelines in accordance with the rules of NASDAQ upon completion of the mergers.

Review, Approval or Ratification of Transactions with Related Persons
Effective upon consummation of the transactions, New Holdco’s audit committee charter will require its audit committee to review and approve or ratify all related party transactions. This policy will cover all transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act. Under the charter, before entering into any related party transaction, the relevant related person (or the relevant director, nominee, officer or beneficial owner, in the case of a covered family member), or the Chief Financial Officer or his designee, is expected to submit the related party transaction to the audit committee for approval, unless the transaction has been approved by the full board or another duly authorized committee thereof with respect to a particular transaction or transactions. The charter will require the committee to make these decisions based on its consideration of all relevant factors, including, but not limited to:

•	the related person’s relationship to New Holdco and interest in the transaction;

•	the material facts relating to the transaction, including the amount and terms thereof;

•	the benefits to New Holdco of the transaction;

•
if applicable, the availability of other sources of comparable products or services, the costs payable or revenues available from using alternative sources and the speed and certainty of performance of such third parties; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the Chief Financial Officer becomes aware of any related party transaction that is currently ongoing and that has not previously been submitted for such review, he or his designee must submit or cause to be submitted the transaction to the audit committee for consideration. In such event, the transaction will be considered as described above. If a transaction is reviewed and not approved or ratified, then the committee may recommend a course of action to be taken, which may include termination of the transaction. The provisions of New Holdco’s audit committee charter described above are in addition to, and do not supersede, any other applicable company policies or procedures, including its code of ethics.

COMPENSATION OF EXECUTIVE OFFICERS / COMPENSATION ARRANGEMENTS

This section describes the historical compensation by Old Remy of the individuals who will be the executive officers and directors of New Holdco. In this section, "we", "our", "us", "Remy", and "the Company", refer to Old Remy. Following the transactions, the Compensation Committee of New Holdco's Board of Directors will oversee and determine the compensation of the Chief Executive Officer and other executive officers of New Holdco and evaluate and determine the appropriate executive compensation philosophy and objectives for New Holdco. The Compensation Committee will evaluate and determine the appropriate design of the New Holdco executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that the Compensation Committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on New Holdco’s competitive marketplace. The Compensation Committee will determine the appropriate benefits, perquisites, and severance arrangements, if any, that it will make available to executive officers. It is expected that the Compensation Committee will retain a compensation consultant with respect to these executive compensation evaluations and determinations. Although New Holdco's future executive officer compensation practices are expected to be based on Old Remy’s historical executive officer compensation practices, New Holdco's Compensation Committee will review the impact of the transactions on executive officer compensation practices and may make adjustments that it believes are appropriate in structuring its future executive officer compensation arrangements.

Historical Compensation of Old Remy Officers and Directors
In this compensation discussion and analysis, we discuss our named executive officers' compensation, including the objectives of our compensation programs and the rationale for each element of compensation. Our named executive officers in 2013 were:

•	John J. Pittas, President and Chief Executive Officer

•	Fred S. Knechtel, Senior Vice President and Chief Financial Officer

•	Mark R. McFeely, Senior Vice President and Chief Operations Officer

•	Shawn J. Pallagi, Senior Vice President and Chief Human Resources Officer

•	Edward J. Neiheisel, Senior Vice President, Business Development and Global Alliances

•	John H. Weber, Director and Former President and Chief Executive Officer
Effective March 1, 2013, as part of our previously disclosed announcement on the succession planning process involving our Chief Executive Officer, Mr. Pittas was promoted to President and Chief Executive Officer. Mr. Pittas has held various executive management positions during his seven years at Remy and has a wealth of experience in manufacturing, customer service, sales, technical support and process engineering, including international market development and Six Sigma and other productivity program implementations. As part of his promotion, Mr. Pittas' base salary was increased to $600,000, his 2013 annual incentive opportunity at target was increased to 100% of his base salary, and his 2013 equity incentive grant was valued at $1,800,000.
Mr. Weber transitioned from his position as President and Chief Executive Officer in February 2013, but remained as a non-employee member of our Board of Directors.
Mr. Neiheisel's employment was terminated effective December 31, 2013, and the Company announced it was eliminating the Senior Vice President, Business Development and Global Alliances position.
On August 26, 2014, Remy announced via a Current Report on Form 8-K that it had received a notice of resignation from Mr. Knechtel. Mr. Knechtel's last date of employment with Remy will be no later than November 1, 2014.
The Compensation Committee of our Board of Directors administers our executive compensation program. The Compensation Committee has responsibility for establishing our compensation philosophy, setting compensation for our Chief Executive Officer and reviewing and approving compensation for our other named executive officers, upon the recommendation of our Chief Executive Officer.
The Compensation Committee believes that our compensation program should attract and retain individuals who hold key leadership positions and motivate those leaders to perform in the interest of promoting our sustainable global profitable growth in order to create value and satisfaction for our stockholders, customers, and employees. For 2013, our named executive officers' compensation consisted of base salary, an annual cash incentive, and long-term equity awards (restricted stock and stock options) that vest over a three-year period. We also provide our named executive officers other benefits consistent with those provided to other salaried employees, and some very limited benefits beyond those normally provided to salaried employees.
While we strive to maintain a consistent approach to our executive compensation programs from year to year, we periodically review our compensation programs and make adjustments that are believed to be in the best interests of the Company and our stockholders. As part of this process, we review compensation trends and consider what is thought to be current best practice with groups such as Institutional Shareholder Services ("ISS") and Glass Lewis and Co, LLC. ("Glass Lewis"), and make changes in our compensation programs when we deem it appropriate, all with the goal of continually improving our approach to executive compensation.
To that end, some of the other improvements made and actions taken in recent years by our Compensation Committee or full Board of Directors include the following:

•	setting a high ratio of performance-based compensation to total compensation, and a low ratio for fixed benefits/perquisites (non-performance-based compensation);

•	not having any single-trigger severance provisions that provide for payments upon a voluntary termination of employment following a change in control;

•	no future excise tax gross ups on executive benefits;

•	adopting for our bonus program the ability to “clawback” any overpayments of incentive-based or share-based compensation that were attributable to restated financial results;

•	adopting a performance-based vesting provision in restricted stock grants to our officers, including our named executive officers;

•
achieving a high level of disclosure transparency, where our stockholders have the ability to fully understand our executive compensation programs and associated performance measures used under those programs;

•	using a thorough methodology for comparing our executive compensation to market practices;

•
requiring that any dividends on restricted stock be subject to the same underlying vesting requirements applicable to the restricted stock - that is, no payment of dividends until the restricted stock vests;

•	using a shorter expiration period for our stock options: we use a seven year expiration period for new grants rather than a ten year expiration period;

•	adopting a policy where annual grants of stock options and restricted stock will utilize a vesting schedule of not less than three years;

•	separating the Chief Executive Officer and Chairman of the Board of Directors into two positions;

•	completing a “risk assessment,” as required under the rules of the SEC;

•	adopted a hedging and pledging policy for employees, directors and officers;

•	using an independent compensation consultant who reports solely to our Compensation Committee, and who does not provide services other than executive compensation consulting; and

•	adopting stock ownership guidelines for all corporate officers, including our named executive officers, and members of our Board of Directors.
As part of our compensation governance program, we also observe the following practices:

•	employment agreements with our named executive officers do not contain multi-year guarantees for salary increases, non-performance based bonuses or guaranteed equity compensation; and

•
the change in control provisions in our compensation plans trigger upon consummation of mergers, consolidations and other corporate transactions, not upon stockholder approval or other pre-consummation events.

Allocation of Total Compensation for 2013
Beginning in 2011, the emphasis of our compensation program shifted from annual cash incentive opportunities to long-term incentive opportunities in the form of stock-based awards (including in 2013 stock options). The following table compares our named executive officers' 2013 base salaries, target annual incentive opportunities and target long-term incentive opportunities as compared to the prior year.

	Base salary (1)			Target annual incentive opportunity (2)			Target long-term incentive opportunity (3)
Name	2012 ($)	2013 ($)	% Change	2012 ($)	2013 ($)	2013 (% of salary)	2012 ($)	2013 ($)
John J. Pittas (4)	434,500	573,333	32%	308,000	552,800	96%	1,250,000	1,800,000
Fred S. Knechtel	296,250	318,333	7%	180,000	190,981	60%	900,000	900,000
Mark R. McFeely (5)	200,677	298,333	49%	142,984	208,811	70%	500,000	700,000
Shawn J. Pallagi	250,000	300,000	20%	112,500	165,000	55%	300,000	400,000
Edward J. Neiheisel (6)	275,000	287,500	5%	137,500	161,534	56%	250,000	350,000
John H. Weber (7)	938,125	158,333	(83)%	1,425,000	—	—%	3,000,000	—

(1)
2012 base salary levels reflect a voluntary temporary 3% salary reduction from July 1, 2012 through November 30, 2012. Except for Mr. Weber, the 2013 base salary levels reflect adjustments as approved by the Compensation Committee in accordance with each executive's amended employment agreement.

(2)	Reflects target incentive opportunity under the Annual Incentive Bonus Plan ("AIBP"), based on the executive's base salary.

(3)
Reflects the dollar value of the long-term incentive grants. In 2012, the grants were made in the form of restricted stock with performance- and time-based vesting conditions. In 2013 the grants included restricted stock with performance- and time-based vesting conditions and stock options with time-based vesting conditions.

(4)
Mr. Pittas' 2013 base salary and target annual incentive opportunity were pro-rated for his service as our Senior Vice President and Chief Commercial Officer (for the first two months of the fiscal year) and for his service as our President and Chief Executive Officer (for the remainder of the fiscal year).

(5)	Mr. McFeely's employment began on April 9, 2012, thus his 2012 base salary and target annual incentive opportunity were pro-rated for the time served.

(6)
Mr. Neiheisel's employment terminated on December 31, 2013. In accordance with his severance agreement, as discussed below, he was entitled to a 2013 annual cash incentive bonus at target and an annual cash incentive bonus based on actual achievement of certain performance targets as described under "Annual Incentive Bonus Plan" below.

(7)
Mr. Weber's employment terminated on February 28, 2013, thus his 2013 base salary was pro-rated for his service as our President and Chief Executive Officer through that date. Mr. Weber was not eligible to receive a 2013 annual incentive cash incentive or a long-term incentive grant as an employee. However, following his termination of employment, Mr. Weber did receive compensation as a non-employee director in the same manner as our other non-employee directors which is further described under the section "Director Compensation" below.

Our approach to compensating our named executive officers in 2013 is consistent with the approach we took in 2012, with an emphasis on performance-based incentives. For example, in February 2013, we granted restricted stock awards with terms that were substantially similar to the terms of the 2012 restricted stock grants described below. In addition, we also granted nonqualified stock options at the same time to help tie our named executive officers' long-term financial interests to the long-term financial interests of our stockholders as stock options are worth nothing unless our stock price appreciates in value and maintains such appreciated value after the vesting date.

The grant date fair values of the 2013 grants are shown above. The following table sets forth each component of our named executive officers' 2013 compensation as a percentage of total compensation. The percentages below are based on the 2013 amounts reflected in the "Summary Compensation Table" listed below.

	Salary	Annual Cash Incentive	Time- and Performance-Based Restricted Stock	Stock Options	Pension	All Other Compensation	Total Compensation
John J. Pittas (1)	20.9%	12.2%	46.0%	19.7%	—%	1.2%	100%
Fred S. Knechtel	23.5%	8.5%	46.5%	19.9%	—%	1.6%	100%
Mark R. McFeely	26.1%	11.1%	42.9%	18.4%	—%	1.5%	100%
Shawn J. Pallagi	36.8%	12.3%	34.4%	14.7%	—%	1.8%	100%
Edward J. Neiheisel (2)	18.0%	6.1%	15.3%	6.6%	—%	54.0%	100%
John H. Weber (3)	2.2%	—%	—%	—%	—%	97.8%	100%

(1)
Mr. Pittas' 2013 compensation includes his service as our Senior Vice President and Chief Commercial Officer (for the first two months of the fiscal year) and for his service as our President and Chief Executive Officer (for the remainder of the fiscal year).

(2)
Mr. Neiheisel's employment terminated on December 31, 2013. In accordance with his employment agreement, he was entitled to a lump sum cash payment consisting of his 2013 base salary and 2013 annual cash incentive bonus at target. In addition, Mr. Neiheisel was also entitled to an 2013 annual cash incentive bonus based on actual achievement of certain performance targets as described under "Annual Incentive Bonus Plan" below.

(3)
Mr. Weber's employment terminated on February 28, 2013. Thus his 2013 compensation includes time served through that date as our President and Chief Executive Officer prior to his termination and benefits pursuant to his Transition, Noncompetition and Release Agreement, effective January 31, 2013. As mentioned previously, following Mr. Weber's termination of employment, he also received compensation as a non-employee director in the same manner as our other non-employee directors, which is further described under the section "Director Compensation" below. Mr. Weber's 2013 non-employee director compensation is reflected in the All Other Compensation percentage in the above table. In accordance with SEC rules, because the 2013 negative change in the actuarial present value of Mr. Weber's 2013 Supplemental Executive Retirement Plan ("SERP") benefit obligation exceeded the 2013 SERP quarterly payments that Mr. Weber received, no amount is listed in the table above.

Role of Executive Officers and Compensation Consultant in Compensation Decisions
The allocation of our named executive officers' compensation among the various components, and determinations regarding compensation levels and opportunities, is not formulaic. It reflects the Compensation Committee's business judgment, which is influenced by a number of objective and subjective considerations, including consideration of how other companies compensate their named executive officers as reflected in marketplace data provided by the Compensation Committee's compensation consultant, judgments about the relative amounts of regularly paid fixed compensation and variable stock-based and cash-based incentives that are needed to attract and retain talented and experienced executive officers, subjective judgments about the relative skills, experience, and past performance of the named executive officers and their roles and responsibilities within the organization, and judgments about the extent to which the named executive officers can impact the company-wide performance and creation of long-term stockholder value. Further discussion of the specific objectives behind each of the components of our named executive officers' compensation is below.
The Compensation Committee receives assistance from our corporate human resources department with respect to historical data, and may, from time to time, solicit advice from outside consultants in determining marketplace compensation amounts, standards and trends. Our Chief Executive Officer makes recommendations to the Compensation Committee with respect to the other named executive officers' compensation. The Compensation Committee makes the final determination on the compensation of the Chief Executive Officer and the other named executive officers. The Compensation Committee also has the authority to solicit advice from legal, compensation, accounting or other consultants as it deems necessary.
The Compensation Committee engaged Strategic Compensation Group LLC, an independent compensation consultant, to provide market data on executive compensation levels and advice on incentive design considerations in 2013. In connection with this engagement, the Compensation Committee instructed Strategic Compensation Group LLC to provide general advice on compensation trends and alternatives as well as specific design recommendations and compensation levels. Strategic Compensation Group LLC was selected by and reports directly to the Compensation Committee, receives compensation only for services related to executive compensation issues, and neither the firm nor any of its affiliated companies provides any other services to us.
Consideration of Results of Stockholder Advisory Vote and Frequency Vote on Executive Compensation
We hold advisory stockholder votes on the executive compensation paid to our named executive officers (a “say on pay proposal”) annually. In June 2013, 98% of our stockholders approved our say on pay proposal, and after considering these results, the Old Remy board of directors and its compensation committee believed the vote affirmed stockholders’ support of our approach to executive compensation and, therefore, the Old Remy compensation committee has continued to utilize the same policies and to apply the same principles in its decision making, and did not make any fundamental changes to the structure of our compensation plan other than granting a portion of the 2013 and 2014 equity compensation awards in the form of stock options. We received a similar level of shareholder support for our say on pay proposal at our Annual Stockholders Meeting held in June 2014, with 99% of the votes cast in the say on pay proposal cast in favor of the proposal. We believe New Holdco’s board will continue to consider the outcome of say-on-pay votes when making future compensation decisions for the named executive officers.
Elements of Executive Compensation of Our Named Executive Officers in 2013
For fiscal 2013, the compensation of our named executive officers consisted of four elements briefly summarized below:

Type of Compensation	Objective	Key Characteristics
Base Salary	To attract and retain executive talent and to provide a competitive base of compensation that recognizes the executive's skills, experience and responsibilities in the position.	Provide a fixed level of cash compensation for the executive's performance of day-to-day responsibilities.

Annual Cash Incentive Bonus
Cash incentives under the Remy annual incentive bonus plan are designed to motivate our named executive officers to work towards improving our performance for the fiscal year, drive long-term growth in stockholder value and help attract and retain key executive talent.
Annual cash payout based on achievement of specified performance targets as determined by the Board and Compensation Committee for the current fiscal year and future periods.

Long-term Equity Incentives
To align significant portions of executive compensation to our long-term performance as measured by objectives and performance targets. This component serves to promote an ownership culture, as well as attract, motivate and retain key executive talent.

Annual grants of stock options with three-year vesting based on continued service.
Annual grants of restricted stock with three-year vesting based on continued service and three-year vesting based on achievement of specified performance targets as determined by the Board and Compensation Committee.

Other Benefits	To provide reasonable, market comparable benefits intended to attract, motivate and retain key executive talent.
Named executive officers participate in company-wide health and welfare and time-off benefit plans that are generally available to all eligible employees.
In addition, we offer our executives employer matching contributions under a safe harbor 401(k) defined contribution plan and provide basic life insurance, salary continuation and annual executive physicals.

Base Salary
We intend for the named executive officers' base salaries to provide a level of assured, regularly-paid, cash compensation. The named executive officers' base salary levels are set forth in their employment agreements. The agreements specify that their base salary levels may not be decreased. During 2013, our Compensation Committee amended the employment agreements of our named executive officers as part of its annual review, increasing their respective base salaries as indicated above.

Annual Incentive Bonus Plan
In March 2011, the Compensation Committee approved an Annual Incentive Bonus Plan ("AIBP") for 2011 and future years, under which employees selected by the Compensation Committee are eligible to participate. The Compensation Committee will establish the performance objective or objectives each year for the participants’ awards, which will be based upon one or more of the following performance measures: earnings per share, EBITDAR (as defined in the Omnibus Incentive Plan), economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), net sales (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, inventory or capital turn, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures.
The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. The Compensation Committee has discretion to adjust the amount of any incentive award that would otherwise be payable to a participant; provided, however, that incentive awards which would be subject to section 162(m) of the Internal Revenue Code may not be adjusted upward, although the Compensation Committee may, in its discretion, adjust those incentive awards downward. Awards that are not intended to qualify for the performance-based compensation exception to section 162(m) of the Internal Revenue Code may be based on these or such other performance measures as the Compensation Committee may determine. The maximum incentive award that may be paid under the AIBP to a participant during any fiscal year is $4,000,000.
The AIBP plays an important role in our approach to total compensation. We believe it motivates participants to focus on improving our performance on key financial measures during the year, and it requires that we achieve defined, objectively determinable goals before participants become eligible for an incentive payout. The plan also allows for individual performance adjustments of plus/minus 25%, provided that the sum of all adjustments does not exceed the original sum of the total payout attainment of the incentive pool.

In the first quarter of 2013, the Compensation Committee established the performance measures, the weightings between the measures, threshold, target and maximum goals for each measure, and the annual incentive amounts that will be earned by each named executive officer depending on the extent to which the performance goals are achieved. Operating income, cash flow, and pipeline fulfillment were selected as the 2013 performance measures in order to focus our named executive officers on profitable growth, the efficient use of our cash and generation of new original equipment business over the period from 2013-2017. The adjustments made in calculating the incentive plan adjusted operating income, cash flow, and pipeline fulfillment are discussed below. The 2013 operating income, cash flow, and pipeline fulfillment targets and results under the AIBP were as follows:

Adjusted Operating Income (payout weighting 60%)				Adjusted Cash Flow (payout weighting 30%)				Pipeline Fulfillment (payout weighting 10%)

Threshold (0% payout)	Target (100% payout)	Maximum (150% payout)	Adjusted Result (1)(4)	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)	Adjusted Result (2)(4)	Threshold (50% payout)	Target (100% payout)	Maximum (150% payout)	Adjusted Result (3)(4)
$96.5	$114.6	$123.3	$96.7	$65.9	$73.2	$80.5	$81.1	$67.0	$117.0	$167.0	$367.0
(1) The Adjusted Operating Income result represents a 0.8% attainment, which at a 60% weighting equaled a 0.5% payout.
(2) The Adjusted Cash Flow result represents a 150.0% attainment, which at a 30% weighting equaled a 45.0% payout.
(3) The Pipeline Fulfillment result represents a 150.0% attainment, which at a 10% weighting equaled a 15.0% payout.
(4) The actual cumulative payout related to the 2013 AIBP was 60.5% (0.5% + 45.0% + 15.0%).
The table above reflects certain adjustments to offset the impact of necessary, but unbudgeted, strategic decisions because our named executive officers' compensation should not be impacted by events that do not reflect the underlying operating performance of the business. The adjustments were approved in accordance with the AIBP Plan by the Compensation Committee at its February 27, 2014 meeting as one-time adjustments for items that were not included in our annual operating plan. We adjusted actual operating income by $7.7 million to reflect the effect of adjustments such as a lump sum cash payment of $7.0 million to Mr. Weber in connection with his Transition, Noncompetition and

Release Agreement and certain legal and tax strategy expenses. We also adjusted actual operating cash flow down by $1.0 million to reflect the effect of plan adjustments, partially offset by the lump sum cash payment of $7.0 million to Mr. Weber. The incentive plan adjusted operating income, cash flow, and pipeline fulfillment threshold, target and maximum levels were chosen based upon our business plan for 2013 as approved by our Board of Directors.
An executive's threshold and maximum annual incentive opportunity is 20% and 150%, respectively, of the executive's target annual incentive opportunity. The threshold, target and maximum payment opportunities under our AIBP and the amount of our named executive officers' 2013 incentive awards based on the 2013 performance results are all reflected in the table below.

Name	Threshold (1) ($)	Target ($)	Maximum ($)	Actual 2013 Incentive Earned (2) ($)
John J. Pittas (3)	$110,560	$552,800	$829,200	$334,444
Fred S. Knechtel	38,196	190,981	286,472	115,543
Mark R. McFeely	41,762	208,811	313,217	126,331
Shawn J. Pallagi	33,000	165,000	247,500	99,825
Edward J. Neiheisel (4)	32,307	161,534	242,301	97,728

(1)
The Threshold column represents the minimum payout of 20% of each named executive officer's Target opportunity based on 0% attainment for operating income (60% weighting), 50% attainment for cash flow (30% weighting) and 50% attainment for pipeline fulfillment (10% weighting).

(2)	As calculated above, amounts in this column represent a 60.5% cumulative payout of the executive's target opportunity.

(3)
Mr. Pittas' 2013 annual incentive earned was pro-rated for his service as our Senior Vice President and Chief Commercial Officer (for the first two months of the fiscal year) and for his service as our President and Chief Executive Officer (for the remainder of the fiscal year).

(4)
Mr. Neiheisel's employment terminated on December 31, 2013. In accordance with his employment agreement, he was entitled to receive his actual 2013 annual cash incentive bonus based on actual achievement of certain performance targets as described under "Annual Incentive Bonus Plan" above.

All incentive bonus targets were based on provisions in the executives' employment agreements, as may be amended from time to time. These agreements were originally entered into in 2010, with the exception of Messrs. Neiheisel, McFeely and Pallagi whose employment agreements were effective on March 16, 2011, April 9, 2012 and January 1, 2013, respectively, with annual cash bonus targets as a percentage of the executive's base salary approved by the Compensation Committee. Other than with respect to Mr. Weber, the agreements with our named executive officers were amended in 2013, as described below under the "Grants of Plan-Based Awards" table. When we entered into these employment agreements and related amendments with our named executive officers, we established new target cash incentive opportunities for the then current year and future years as the focus of our named executive officers' compensation shifted to long-term stock-based incentive opportunities.

Long-term Equity Incentives
Omnibus Incentive Plan
In October 2010, the Board of Directors approved a new stock incentive plan called the Remy International Inc. Omnibus Incentive Plan, which we refer to as the Omnibus Incentive Plan. The Omnibus Incentive Plan was amended as of March 24, 2011. The following describes the Omnibus Incentive Plan as amended.
The Omnibus Incentive Plan permits our Compensation Committee to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or share based awards. Our employees, non-employee directors and consultants are eligible to participate. Actual participation, as well as the terms of the awards to those participants, will be determined by the Compensation Committee who administers the plan.
Subject to adjustment pursuant to the anti-dilution provisions of the plan, the Omnibus Incentive Plan provides that the maximum number of shares of our common stock that may be delivered pursuant to awards under the plan is 5,500,000. Awards of restricted stock in respect of 2,033,961 shares have been granted under the Omnibus Incentive Plan through December 31, 2013, which leaves 3,466,039 shares available for future awards as of December 31, 2013. Subject to adjustment pursuant to the anti-dilution provisions of the plan, the Omnibus Incentive Plan contains the following limitations under the plan for awards that are intended to qualify for the performance-based exception from the tax deductibility limitations of section 162(m) of the Internal Revenue Code: the maximum number of our shares with respect to which stock options may be granted to any participant in any fiscal year is 3,500,000 shares;

the maximum number of stock appreciation rights that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which restricted stock units may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum number of our shares with respect to which performance shares may be granted to any participant in any fiscal year is 3,500,000 shares; the maximum amount of compensation that may be paid with respect to performance units awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; the maximum amount of compensation that may be paid with respect to other awards awarded to any participant in any fiscal year is $4,000,000 or a number of shares having a fair market value not in excess of that amount; and the maximum dividend or dividend equivalent that may be paid to any participant in any fiscal year is $4,000,000.
The Compensation Committee may specify that the attainment of performance measures will determine the degree of granting, vesting and/or payout with respect to awards that the committee intends to qualify for the performance-based exception from the tax deductibility limitations of section 162(m) of the Internal Revenue Code. If the Compensation Committee determines to grant these types of performance-based awards, it may grant them subject to the attainment of the following performance measures: earnings per share, EBITDAR (as defined in the plan), economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), net sales (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries and/or other affiliates or joint ventures.
The targeted level or levels of performance with respect to the performance measures may be established at such levels and on such terms as the Compensation Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or dividend equivalents) that are not intended to qualify for the performance-based exception under section 162(m) may be based on these or such other performance measures as the Compensation Committee may determine. Achievement of performance goals in respect of awards intended to qualify under the performance-based exception will be measured over a performance period, and the goals will be established not later than 90 days after the beginning of the performance period or, if less than 90 days, the number of days that is equal to 25% of the relevant performance period applicable to the award. The Compensation Committee will have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that awards that are designed to qualify for the performance-based exception may not be adjusted upward (the committee may, in its discretion, adjust those awards downward).
2013 Long-term Equity Awards
The equity awards granted in 2013 were under the Omnibus Incentive Plan and in the form of restricted shares of Remy common stock and stock options. With respect to Mr. Weber, he was not entitled to receive any equity awards as an executive employee in 2013 as his employment was terminated effective February 28, 2013. However, following his transition to a non-employee director, Mr. Weber received long-term equity grants for his services as a non-employee director in the same manner as our other non-employee directors as discussed under the section "Director Compensation" below. Refer to the "Grants of Plan Based Awards" table below for the 2013 equity grants made to each of our named executive officers.

The restricted stock awards granted to our named executive officers during 2013, except for Mr. Weber, vest in one-third increments on the first three anniversaries of the grant date, with vesting on 50% of the award based upon continued service and the other 50% based upon the achievement of annual operating income results for fiscal years 2013, 2014 and 2015 as follows:

2013 - 2015 Operating Income Targets:
(In millions)	Minimum Amount	Target Amount
2013 Operating Income	$86.3	$101.5
2014 Operating Income	$99.7	$117.3
2015 Operating Income	$108.5	$127.6
No performance vesting occurs if the minimum operating income amount is not achieved for that year. The performance awards vest annually in one-third increments as follows: 50% if the minimum operating income amount is achieved for that year, 100% if the target operating income amount is achieved, and pro rata for operating income between minimum and target. If operating income for any particular performance period exceeds the target amount, the excess is carried forward, but not backward, to the following year's performance achievement. As noted above in the section "Annual Incentive Bonus Plan," our equity incentive plan adjusted operating income for 2013 was $96.7 million. As a result, 84.07% of the performance portion of the 2013 grant of restricted stock awards that was eligible to vest based on our performance in 2013, subject to continued employment, vested as our adjusted operating income performance was $4.8 million below the target amount.

The stock options granted during 2013 under the Omnibus Incentive Plan were nonqualified stock options that vest annually in one-third increments on the first, second and third anniversaries of the date of grant, based on continuous service. The stock options have an exercise price of $18.50, which was the closing price of our common stock as reported on the NASDAQ Stock Market on the grant date. The stock options also have a maximum contractual term of seven years. As mentioned previously, stock options help to tie our named executive officers' long-term financial interests to the long-term financial interests of our stockholders as they are worth nothing unless our stock price appreciates in value and maintains such appreciated value after the vesting date.

We do not engage in or permit “backdating” of stock options, and our Omnibus Incentive Plan prohibits this practice. We further do not attempt to time the granting of awards to any internal or external events. Our general practice has been for our Compensation Committee to make awards during the first quarter of each year following the release of our audited financial results for the recently completed fiscal year. We also may grant awards in connection with significant new hires, promotions or changes in duties.

Supplemental Executive Retirement Plan

During 2013, Mr. Weber, in accordance with the terms of his employment agreement, as amended, participated in the Supplemental Executive Retirement Plan, or the SERP, which is a nonqualified plan. The intent of the SERP was to provide additional retirement benefits to Mr. Weber, which were agreed to when Mr. Weber originally entered into an employment agreement with us in 2006. Additionally, as approved by the Compensation Committee on October 4, 2007, Mr. Weber was granted 5 additional years of credited service for prior work experience that is eligible to be added to his total years of service for the SERP benefit. Mr. Weber is fully vested in the SERP and was the only active employee in the SERP. Effective with Mr. Weber's Transition, Noncompetition and Release Agreement effective as of January 31, 2013, and as required by section 409A of the Internal Revenue Code of 1986, as amended, he will earn four quarterly payments of $75,178 beginning on April 1, 2013 followed by thirty six quarterly payments of $113,906 beginning as of April 1, 2019. The date of April 1, 2019 is reflective of Mr. Weber's age reaching 62 where the early retirement factor discount will no longer apply.

Employment Agreements
Our named executive officers' employment agreements specify minimum annual base salaries and target opportunities for annual incentive target opportunities as a percentage of annual base salary. In addition, to ensure that the named executive officers are protected against the loss of their positions in certain circumstances, their employment agreements include provisions for the payment of severance benefits following certain termination events. The Compensation Committee believes that it is in the best interests of our company and our stockholders to offer such protection to executive officers because we compete for executive talent in a highly competitive market in which companies routinely offer similar benefits to senior executives.

The employment agreements are discussed in more detail in the narrative that follows the "Grants of Plan-Based Awards" table and in the "Potential Payments Upon Termination or a Change in Control" section below.
Perquisites and Other Personal Benefits
We provide retirement and other benefits to our U.S. employees under a number of compensation and benefit plans. Our named executive officers generally participate in the same compensation and benefit plans as our other executives and employees. All employees in the United States, including our named executive officers, are eligible to participate in our 401(k) defined contribution plan, and receive employer matching contributions subject to IRS limitations. In addition, our named executive officers are eligible to participate in broad-based health and welfare plans. We also offer a personal umbrella liability insurance policy for senior leaders in our organization and provide our senior leaders with an annual executive physical at the expense of the Company. In prior years, the Company reimbursed our named executive officers with security and credit monitoring services. However, in 2013, we ceased providing this benefit.

See the table under the caption entitled “Summary Compensation Table--All Other Compensation” for amounts earned in 2013.

Use of Marketplace Data in Compensation Decisions
Although marketplace compensation data does not drive our compensation decisions, we do consider it. We considered marketplace data provided by Strategic Compensation Group LLC in 2013 when establishing the compensation terms in the new employment agreements, including our named executive officers' salaries for 2013 and target incentive opportunity levels for 2013, 2014 and 2015. The data served as a point of reference for the Compensation Committee's determinations in connection with the new employment agreements, but the committee ultimately made compensation decisions based on a subjective assessment of the totality of the executive's experience, performance and value to Remy, and it did not target any particular percentile of the data.
The data consisted of a general executive compensation survey on industrial companies prepared by Towers Watson, a publicly traded compensation consulting and other human resources services firm, with a specific focus on companies with revenue between $900 million and $1.7 billion; and a custom Peer Group of 17 companies that were selected, with our input, by Strategic Compensation Group LLC, which ranged in revenue size from $800 million to $2.6 billion. The companies in our 2013 Peer Group were:

Actuant Corp. (1)	Modine Manufacturing
AAR Corp.	Sunpower Corp. (2)
Accuride Corp.	Superior Industries Intl.
Allison Transmission	Titan International (1)
Belden Inc.	Tower International
Curtiss-Wright Corp.	Transdigm Group Inc.
Enersys Inc.	Wabco Holdings Inc.
Federal Signal Corp.	Wabtec Corp.
Hexcel Corp.	Woodward Governor Co.
(1) Added to peer group in 2013
(2) Removed from peer group in 2013

Our 2013 Peer Group was selected in January 2013 based on a revenue range of ½ to 2 times the projected 2013 net sales for Remy (which at the time was estimated to be $1.1 billion in net sales), industry focus (generally based on Global Industry Classification Standard (GICS) Code), nature and complexity of operations and because they compete with us for business and/or executive talent. When defining the peer group, we attempt to apply the standards used by ISS for identifying peer groups for public companies.
Tax Implications of Executive Compensation
Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction available to companies with publicly traded stock for compensation paid to the Chief Executive Officer and the three other most highly compensated executive officers as of the end of the year, other than the Chief Financial Officer. This limitation, however, does not apply to qualifying “performance-based compensation” as defined in the Code. Although we believe New Holdco's Compensation Committee intends to consider section 162(m) when structuring and approving incentive awards as and when this provision applies to New Holdco, in certain situations, New Holdco's Compensation Committee may approve compensation that does not meet section 162(m)’s requirements and is not fully deductible, and hereby reserves the right to do so in the future. The New Holdco Compensation Committee, which will be comprised solely of “outside directors” for purposes of Section 162(m), believes that the interests of our stockholders are best served by not restricting the Committee’s discretion and flexibility in crafting compensation plans and arrangements, even though such plans and arrangements may result in certain non-deductible compensation expenses.
Accounting Implications of Executive Compensation
For our cash awards, we follow the principles set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 710, Compensation-General, pursuant to which we recognize compensation expense ratably over the requisite service period, resulting in an accrued liability at the full eligibility date equal to the then present value of all of the future benefits expected to be paid.
We recognize compensation expense of all stock-based awards pursuant to the principles set forth in FASB ASC Topic 718, Compensation-Stock Compensation. Consequently, we record compensation expense in our financial statements over the requisite service period for equity-based awards granted.
Director, Employee and Officer Hedging and Pledging Policy

As mentioned previously under the section "Corporate Governance", in March 2013, our Board adopted a hedging and pledging policy which prohibits our directors, executive officers (including our named executive officers) and employees from engaging in any hedging or pledging transactions with respect to our common stock. In addition to being a best practice in corporate governance, the hedging and pledging policy was implemented to more closely align the interests of our directors, executive officers and employees with the interests of our stockholders and to protect against inappropriate risk-taking. There have been no instances of hedging nor pledging prior to or subsequent to the effective date of this policy. Refer to the section "Corporate Governance- Director, Employee and Officer Hedging and Pledging Policy" for further details on the hedging and pledging policy.

Adoption of Bonus Clawback Policy

In February 2013, our Compensation Committee adopted a policy to recover any incentive-based compensation from our executive officers if we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, and the incentive-based compensation paid, that related to the fiscal year, would have been lower had the compensation been based on the restated financial results. No clawbacks were made in 2013.

SUMMARY COMPENSATION TABLE
The following table contains information concerning the cash and non-cash compensation awarded to or earned by our named executive officers for the years indicated:

Name and Principal Position	Year	Salary (1) ($)	Stock awards (2) ($)	Option awards (3) ($)	Non-equity incentive plan compensation (4) ($)	Change in pension value and non-qualified deferred compensation earnings (5) ($)	All other compensation (6) ($)	Total ($)
John J. Pittas, President and Chief Executive Officer (7)	2013	573,333	1,259,998	540,355	334,444	—	33,144	2,741,274
	2012	434,500	1,250,008	—	179,626	—	17,889	1,882,023
	2011	440,000	1,250,000	—	428,926	—	53,167	2,172,093
Fred S. Knechtel, Senior Vice President, Chief Financial Officer and Treasurer	2013	318,333	629,999	270,181	115,543	—	20,922	1,354,978
	2012	296,250	900,008	—	104,976	—	8,875	1,310,109
	2011	300,000	600,000	—	295,272	—	87,752	1,283,024
Mark R. McFeely, Senior Vice President and Chief Operations Officer (8)	2013	298,333	489,991	210,137	126,331	—	16,237	1,141,029
	2012	200,667	499,993	—	83,388	—	46,915	830,963

Shawn J. Pallagi, Senior Vice President and Chief Human Resources Officer (9)	2013	300,000	279,998	120,081	99,825	—	14,888	814,792

Edward J. Neiheisel, Senior Vice President, Business Development and Global Alliances (10)	2013	287,500	244,996	105,068	97,728	—	861,494	1,596,786

John H. Weber, Director and Former President and Chief Executive Officer (11)	2013	158,333	—	—	—	—	7,213,944	7,372,277
	2012	938,125	3,000,008	—	831,060	293,669	31,829	5,094,691
	2011	950,000	3,000,000	—	1,947,975	570,214	89,716	6,557,905

(1)	Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into our qualified savings plan or other voluntary reductions.

(2)
Represents the aggregate grant date fair value of restricted stock awards in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 18 to our Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. 50% of the award is time-based and shares vest in equal annual installments on the grant date anniversary over three years, subject to continued service. The other 50% is performance-based and shares vest annually over three years based upon continuous service and achievement of certain annual performance targets as discussed in the Grants of Plan Based Awards table below. These amounts include the maximum value granted for the performance awards.

(3)
Represents the aggregate grant date fair value of stock options in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 18 to our Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. The stock options vest in equal annual installments on the grant date anniversary over three years, subject to continuous service.

(4)	Represents amounts earned in 2013, 2012 and 2011 under the Annual Incentive Bonus Plan (paid in 2014, 2013 and 2012, respectively).

(5)
Represents the change in the actuarial present value of the accumulated pension benefit under the SERP during each fiscal year for Mr. Weber. In 2013, the change in the actuarial present value decreased by $429,359 due to an increase in the discount rate for the SERP benefit obligation from 3.85% at December 31, 2012 to 4.73% at December 31, 2013, and due to Mr. Weber receiving quarterly SERP payments totaling $225,534 in accordance with his Transition, Noncompetition and Release Agreement, effective January 31, 2013. In accordance with SEC rules, because the 2013 negative change in the actuarial present value of Mr. Weber's 2013 SERP benefit obligation exceeded the 2013 SERP quarterly payments that Mr. Weber received, no amount is listed in the table above. See the "Pension Benefits" table below.

(6)	Refer to the table below under "All other compensation."

(7)
Mr. Pittas' 2013 compensation includes his service as our Senior Vice President and Chief Commercial Officer (for the first two months of the fiscal year) and for his service as our President and Chief Executive Officer (for the remainder of the fiscal year).

(8)    Mr. McFeely's employment commenced on April 9, 2012.

(9)
Mr. Pallagi's employment commenced on November 1, 2011. However, he did not become a named executive officer until 2013. Thus, in accordance with SEC rules, his compensation information is presented for 2013 only.

(10)
Mr. Neiheisel's employment commenced on March 16, 2011. However, he did not become a named executive officer until 2013. Thus, in accordance with SEC rules, his compensation information is presented for 2013 only. In addition, Mr. Neiheisel's employment terminated effective December 31, 2013.

(11)
Mr. Weber's employment terminated on February 28, 2013. Thus his 2013 compensation reflects compensation paid for his service as President and Chief Executive Officer prior to his termination and benefits pursuant to his Transition, Noncompetition and Release Agreement, effective January 31, 2013. As mentioned previously, Mr. Weber also received compensation as a non-employee director in the same manner as our other non-employee directors, which is further described under the section "Director Compensation" below. In accordance with SEC rules, Mr. Weber's 2013 director compensation is also reflected in the above table and below as "All Other Compensation".

The table below shows the components of “All Other Compensation” for the named executive officers for fiscal 2013.

Compensation	John J. Pittas	Fred S. Knechtel	Mark R. McFeely	Shawn J. Pallagi	Edward J. Neiheisel	John H. Weber
Premiums for Personal Umbrella Liability Insurance	$900	$900	$900	$900	$900	$150
401(k) Qualified Savings Plan Employer Matching Contributions	10,200	7,332	10,200	10,200	10,200	10,200
Severance (1)	—	—	—	—	496,429	7,000,000
Dividend Payments (2)	22,044	12,690	3,514	2,108	2,341	52,905
Accelerated Vesting of Stock and Stock Options (3)	—	—	—	—	351,624	—
Director Compensation (4)	—	—	—	—	—	150,689
Annual Executive Physical	—	—	1,623	1,680	—	—
Total	$33,144	$20,922	$16,237	$14,888	$861,494	$7,213,944

(1)
Represents one-time lump sum cash payments pursuant to Mr. Weber's Transition, Noncompetition and Release Agreement effective January 31, 2013 and Mr. Neiheisel's Severance Agreement effective December 31, 2013 in connection with their respective terminations.

(2)	Represents dividends paid on shares of restricted stock in 2013.

(3)
Represents the accelerated vesting of restricted stock and stock options for Mr. Neiheisel in accordance with his termination effective December 31, 2013. Amount is determined based on the closing price of our common stock as reported on the NASDAQ Stock Market on the effective termination date ($23.32) multiplied by 12,217 accelerated shares of restricted stock plus the stock option intrinsic value or excess of the December 31, 2013 closing price over the stock option exercise price per share of $18.50 multiplied by 13,843 of accelerated stock options. Refer to the "Employment Agreements" section under the "Grants of Plan-Based Awards" table for further discussion of Mr. Neiheisel's termination benefits.

(4)
Represents non-employee director compensation paid to Mr. Weber during 2013 as follows: Fees earned or paid in cash: $50,667, Stock awards: $70,004 and Option awards: $30,018. For a complete discussion of the compensation paid to our non-employee directors, refer to the section "Director Compensation" below.

GRANTS OF PLAN-BASED AWARDS
The following table sets forth information concerning plan-based awards granted to our named executive officers during the fiscal year ended December 31, 2013:

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other stock awards (2) (#)	All other option awards: # of options (3)	Exercise or base price of option awards (3) ($/Sh)	Grant date fair value of stock and option awards (4) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John J. Pittas		110,560	552,800	829,200
	2/21/2013				—	34,054	34,054	34,054	71,193	18.50	1,800,353
Fred S. Knechtel		38,196	190,981	286,472
	2/21/2013				—	17,027	17,027	17,027	35,597	18.50	900,180
Mark R. McFeely		41,762	208,811	313,217
	2/21/2013				—	13,243	13,243	13,243	27,686	18.50	700,128
Shawn J. Pallagi		33,000	165,000	247,500
	2/21/2013				—	7,567	7,567	7,568	15,821	18.50	400,079
Edward J. Neiheisel (5)		32,307	161,534	242,301
	2/21/2013				—	6,621	6,621	6,622	13,843	18.50	350,064
John H. Weber (6)	2/21/2013	—	—	—	—	—	—	3,784	3,955	18.50	100,022

(1)
Amounts shown in the table reflect the payment levels under the 2013 AIBP based on each named executive officer's target annual opportunity and our incentive plan operating income, cash flow and pipeline fulfillment results. The Target column is 100% of the named executive officer's target annual opportunity, the Threshold column represents the minimum payout of 20% of the Target column and the Maximum column is 150% of the Target column.

(2)
Except for Mr. Weber, the amounts shown in the table represent the number of restricted stock shares granted in 2013 under the Omnibus Incentive Plan to each named executive officer. 50% of the award are performance-based shares, which are reflected in the "Estimated Future

Payouts under Equity Incentive Plan Awards" columns and the remaining 50% of the award are time-based shares, which are reflected in the "All Other Stock Awards" column. The time-based portion vests in equal annual installments on the grant date anniversary over three years based upon continuous service. The performance-based portion vests annually over three years based upon continuous service and actual achievement of operating income results in 2013, 2014 and 2015. The performance awards were granted at target, which is also the maximum amount that can be achieved. See footnote 5 for Mr. Neiheisel's restricted stock vesting schedules and see footnote 6 for Mr. Weber's restricted stock grant.

(3)
Represents the total number of stock options granted under the Omnibus Incentive Plan to each named executive officer and to Mr. Weber as a non-employee director. The exercise price of the stock options is based on the closing price of our common stock, as reported on the NASDAQ Stock Market, on the date of grant. Except for Messrs. Neiheisel and Weber, the stock options vest in equal annual installments on the grant date anniversary over three years, subject to continuous service. See footnote 5 for Mr. Neiheisel's stock option vesting schedule and see footnote 6 for Mr. Weber's stock option grant.

(4)
Represents the aggregate grant date fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 18 to our Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. These amounts include the maximum value granted for the performance-based awards.

(5)
Mr. Neiheisel's employment terminated on December 31, 2013. In accordance with his employment and severance agreements, as discussed below, he was entitled to a 2013 annual cash incentive bonus at target and a 2013 annual cash incentive bonus based on our incentive plan operating income, cash flow and pipeline fulfillment results. In addition, all of Mr. Neiheisel's unvested equity awards immediately vested on his termination date with the exception of performance-based awards which will continue to vest in accordance with the respective award agreements, except that his continued service is no longer required.

(6)
Mr. Weber was not eligible to receive a 2013 annual cash incentive or long-term equity incentive awards as an employee, but he was eligible to receive equity incentive awards for services as a non-employee director in the same manner as our other non-employee directors. The time-based restricted stock and stock options in the table above vest in equal annual installments on the grant date anniversary over two years based upon continuous service. Refer to the section "Director Compensation" below.

Employment Agreements
We have entered into employment agreements with our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the "Potential Payments Upon Termination or a Change in Control" section below. The following descriptions are based on the terms of the agreements as of December 31, 2013.
John J. Pittas
We entered into an amended and restated employment agreement with Mr. Pittas effective as of August 1, 2010, and as amended January 10, 2012, January 31, 2013 and February 16, 2013, under which he currently serves as our President and Chief Executive Officer. Prior to his promotion to President and Chief Executive Officer on March 1, 2013, Mr. Pittas served as our Senior Vice President and Chief Commercial Officer and President of Remy, Inc., one of our subsidiaries. The employment agreement's term began on the effective date and continues until December 31, 2015, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Pittas' minimum annual salary is $600,000 per year, with an annual incentive target not less than 100% of his annual base salary. The agreement further provides that Mr. Pittas will be eligible to participate in our stock incentive plans, and that he will be eligible to receive annual long-term incentives valued by the Board of Directors.
Fred S. Knechtel
We entered into an amended and restated employment agreement with Mr. Knechtel effective as of August 1, 2010, and as amended February 16, 2013, under which he serves as our Senior Vice President, Chief Financial Officer and Treasurer. The employment agreement's term continues until December 31, 2015, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended. Mr. Knechtel's minimum annual salary is $320,000 per year, with an annual cash incentive target of not less than 60% of his annual base salary. The agreement further provides that Mr. Knechtel will be eligible to participate in our stock incentive plans, and that he will be eligible to receive annual long-term incentives valued by the Board of Directors. On August 26, 2014, Remy announced that it had received a notice of resignation from Mr. Knechtel. Mr. Knechtel's last date of employment with Remy will be no later than November 1, 2014. There will be no payments made to Mr. Knechtel under his employment agreement in connection with his resignation.
Mark R. McFeely
We entered into an employment agreement with Mr. McFeely effective April 9, 2012 and as amended February 16, 2013, under which he serves as our Senior Vice President and Chief Operations Officer.  The employment agreement's term continues until December 31, 2015, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended.  Mr. McFeely's minimum annual salary is $300,000 per year, with an annual cash incentive target of not less than 70% of his annual base salary.  The agreement further provides that

Mr. McFeely will be eligible to participate in our stock incentive plans, and that he will be eligible to receive annual long-term incentives valued by the Board of Directors.
Shawn J. Pallagi
We entered into an employment agreement with Mr. Pallagi effective January 1, 2013 and as amended February 16, 2013, under which he serves as our Senior Vice President and Chief Human Resources Officer.  The employment agreement's term continues until December 31, 2015, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended.  Mr. Pallagi's minimum annual salary is $300,000 per year, with an annual cash incentive target of not less than 55% of his annual base salary.  The agreement further provides that Mr. Pallagi will be eligible to participate in our stock incentive plans, and that he will be eligible to receive annual long-term incentives valued by the Board of Directors.
Edward J. Neiheisel
We entered into an employment agreement with Mr. Neiheisel effective March 16, 2011 and as amended February 16, 2013, under which he served as our Senior Vice President, Business Development and Global Alliances.  The employment agreement's term was originally scheduled through December 31, 2015, with a provision for automatic one-year extensions unless either party provides timely notice that the term should not be extended.  Mr. Neiheisel minimum annual salary was $300,000 per year, with an annual cash incentive target of not less than 55% of his annual base salary.  The agreement further provided that Mr. Neiheisel would be eligible to participate in our stock incentive plans, and that he would be eligible to receive annual long-term incentives valued by the Board of Directors. Mr. Neiheisel's employment was terminated effective December 31, 2013, and the Company announced it was eliminating the Senior Vice President, Business Development and Global Alliances position.
In connection with Mr. Neiheisel's termination, the Company and Mr. Neiheisel entered into a Severance Agreement and General Release effective December 31, 2013, which provides termination benefits as listed in Mr. Neiheisel's employment agreement, as amended. Pursuant to the terms of the severance agreement and his employment agreement, Mr. Neiheisel was entitled to a one-time lump sum cash severance payment of $465,000, a lump sum cash payment of $31,249 which is equivalent to 24 months of medical benefits under the Japanese Health Care Plan and his 2013 annual cash incentive of $97,728. In addition, 12,217 shares of restricted stock and 13,843 stock options representing Mr. Neiheisel's unvested time-based equity awards outstanding prior to the effective termination date vested immediately on December 31, 2013. Mr. Neiheisel's 12,217 shares of restricted stock that are subject to performance-based vesting will continue to vest in accordance with the respective award agreement, except that Mr. Neiheisel's continuous service is no longer required. Mr. Neiheisel agreed not to compete with the Company or solicit any of its customers, suppliers or employees, for one year following termination, and both Mr. Neiheisel and the Company have agreed to standard non-disparagement terms with respect to one another.
John H. Weber
Mr. Weber's employment terminated on February 28, 2013. We entered into an amended and restated employment agreement with Mr. Weber effective as of August 1, 2010, under which he served as our President and Chief Executive Officer and a member of our Board of Directors. The employment agreement's term began on the effective date and continued until February 28, 2013. Mr. Weber's minimum annual salary was $950,000 per year, with an annual cash incentive target of not less than 150% of his annual base salary through December 31, 2012. The agreement provided that Mr. Weber would be eligible to participate in our SERP and our stock incentive plans.
We entered into a Transition, Noncompetition and Release Agreement with Mr. Weber, effective January 31, 2013. Pursuant to the terms of the Transition Agreement, upon termination, Mr. Weber was entitled to receive any earned but unpaid salary amounts and expense reimbursements, as well as any accrued and vested benefits under the Company's SERP Plan and 401(k) Retirement and Savings Plan. Mr. Weber was also entitled to receive any unpaid bonus amounts with respect to 2012, but was not entitled to any pro-rated or other annual cash incentive with respect to 2013, nor any additional executive officer-based equity or other incentive cash awards. Notwithstanding the foregoing, Mr. Weber will be entitled to receive payments and reimbursements from the Company for his service as a non-employee director, including director-based equity grants. In addition to the payments described above and in exchange for Mr. Weber's execution, delivery and nonrevocation of a release and waiver of claims agreement to the Transition Agreement, (i) Mr. Weber was entitled to a one-time lump sum cash payment of $7,000,000 and (ii) Mr. Weber's unvested restricted stock awards granted prior to his termination will continue to vest in accordance with the respective award agreements for so long as Mr. Weber remains a non-employee director of the Company. Also pursuant to the terms of the Transition Agreement, and in accordance with Mr. Weber's then-employment agreement with the Company,

Mr. Weber agreed not to compete with the Company or solicit any of its customers, suppliers or employees, for one year following termination, and both Mr. Weber and the Company have agreed to standard non-disparagement terms with respect to one another.
Annual Cash Incentive Awards
In February 2013, our Compensation Committee approved performance-based cash incentive award opportunities for our named executive officers. The performance-based cash incentive award opportunities are calculated by multiplying base salary by the product of the approved incentive percentage and the qualifying multiplier for each goal. More information about the annual incentive awards, including the targets and criteria for determining the amounts payable to our named executive officers, can be found above under the “Annual Incentive Bonus Plan” section.
Long-Term Equity Incentive Awards
In February 2013, our Compensation Committee approved grants of time- and performance-based restricted stock and stock options to our named executive officers. More information about these long-term equity incentive awards can be found above under the “Long-term Equity Incentives” section.
Salary and Bonus in Proportion to Total Compensation
The “Compensation Discussion and Analysis” section contains a table showing the proportion of our named executive officers' salary to their total compensation for 2013.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
The following table shows information regarding unvested restricted stock awards and stock option awards held by our named executive officers as of December 31, 2013:

		Option awards (1)				Stock Awards (2)
								Equity incentive plans:
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(3)	Number of unearned shares, units or other rights that have not vested (#)	Market or payout value of unearned shares, units or other rights that have not vested (3)($)
John J. Pittas	1/4/2011	—	—	—	—	18,939	441,657	18,939	441,657
	2/24/2012	—	—	—	—	23,810	555,249	23,810	555,249
	2/21/2013	—	71,193	18.50	2/21/2020	34,054	794,139	34,054	794,139
Fred S. Knechtel	1/4/2011	—	—	—	—	9,091	212,002	9,091	212,002
	2/24/2012	—	—	—	—	17,143	399,775	17,143	399,775
	2/21/2013	—	35,597	18.50	2/21/2020	17,027	397,070	17,027	397,070
Mark R. McFeely	4/9/2012					9,524	222,100	9,524	222,100
	2/21/2013	—	27,686	18.50	2/21/2020	13,243	308,827	13,243	308,827
Shawn J. Pallagi	2/24/2012	—	—	—	—	5,715	133,274	5,714	133,250
	2/21/2013	—	15,821	18.50	2/21/2020	7,568	176,486	7,567	176,462
Edward J. Neiheisel (4)	1/4/2011	—	—	—	—	—	—	834	19,449
	2/24/2012	—	—	—	—	—	—	4,762	111,050
	2/21/2013	13,843	—	18.50	3/31/2014	—	—	6,621	154,402
John H. Weber (5)	1/4/2011	—	—	—	—	45,455	1,060,011	45,454	1,059,987
	2/24/2012	—	—	—	—	57,143	1,332,575	57,143	1,332,575
	2/21/2013	—	3,955	18.50	2/21/2020	3,784	88,243	—	—

(1)
Stock option grants made in 2013 were granted under the Omnibus Incentive Plan as part of our 2013 long-term incentive compensation and vest in equal annual installments on the grant date anniversary over three years, subject to continuous service. Only non-qualified stock options have been granted.

(2)
Restricted stock grants vest in equal annual installments on the grant date anniversary over three years and in two equal portions; 50% upon the grant date anniversaries, subject to continuous service and 50% upon continuous service and actual achievement of specified performance targets, as previously discussed above in the "Grants of Plan Based Awards" table and as previously disclosed in last year's proxy statement.

(3)	The market value as of December 31, 2013 is calculated using $23.32 per share, which was the closing price of our common stock as reported on the NASDAQ Stock Market on that date.

(4)
In connection with Mr. Neiheisel's termination, effective December 31, 2013, 12,217 shares representing unvested time-based restricted stock were accelerated and vested immediately in accordance with his amended employment agreement and severance agreement. Mr. Neiheisel's performance-based equity awards as noted in the table above will continue to vest based on actual achievement of the specified performance targets, but his continuous service is no longer required. In addition, Mr. Neiheisel's unvested stock options vested immediately on December 31, 2013 and expire three months following his effective termination date.

(5)
Amounts outstanding for Mr. Weber represent grants he received as an employee (January 4, 2011 and February 24, 2012) and as a non-employee director (February 21, 2013). Refer to the section "Director Compensation" below for more information on our director equity awards.

Options Exercised and Stock Vested
The following table describes the vesting of restricted stock awards and the value realized on vesting, by each of our named executive officers, during the fiscal year ended December 31, 2013. There were no stock option exercises during 2013.

Name	Number of shares acquired on vesting (1) (#)	Value realized on vesting (2) ($)
John J. Pittas	59,845	$1,072,054

Fred S. Knechtel	33,997	613,689

Mark R. McFeely	8,785	165,158

Shawn J. Pallagi	5,271	99,095

Edward J. Neiheisel (3)	18,276	396,477

John H. Weber	143,627	2,572,914

(1)
Represents the gross number of shares vested, although the Company nets a portion of these vested shares to cover the executive’s applicable withholding tax obligations due upon vesting. In addition, share amounts are net of performance-based shares forfeited due to not meeting the minimum or target performance thresholds under the respective restricted stock award agreement.

(2)	The value realized on vesting is based on the gross number of shares vested multiplied by the closing price of our common stock as reported on the NASDAQ Stock Market on the respective vesting dates.

(3)
For Mr. Neiheisel, amounts in the table above also included $284,900 in pre-tax value realized on the acceleration of 12,217 unvested time-based restricted stock due to his termination on December 31, 2013. The value realized on acceleration was based on the closing price of our common stock as reported on the NASDAQ Stock Market on Mr. Neiheisel's termination date. In addition, although vesting in Mr. Neiheisel's stock options was accelerated in connection with his termination, he did not exercise those stock options as of December 31, 2013. Therefore, excluded from the amount in the table above is the intrinsic value of $66,723 that would have been realized by Mr. Neiheisel had he exercised his vested stock options on December 31, 2013. The intrinsic value of the stock options was determined by multiplying 13,843 stock options that were accelerated by the excess of the closing price of our common stock on the NASDAQ Stock Market on December 31, 2013, the effective date of the vesting acceleration, over the stock option exercise price per share of $18.50.

Pension Benefits
The following table sets forth information for the fiscal year ended December 31, 2013 concerning the Supplemental Executive Retirement Plan, or the SERP, that Mr. Weber, our former President and Chief Executive Officer, participated in. Mr. Weber was the only active employee that participated in the SERP during fiscal 2013.

Name	Plan name	Number of years of credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
John H. Weber	Supplemental Executive Retirement Plan	10+	2,697,252	225,534
The actuarial present value of the accumulated pension benefits in the SERP was determined using a discount rate assumption for 2013 of 4.73% and assumed retirement at age 62.
Under the terms of the SERP, Mr. Weber is entitled to a supplemental retirement benefit equal to 50% of his final average compensation at retirement, death or his “voluntary termination,” which the plan defines as Mr. Weber's termination of employment before age 62 that is mutually acceptable to him and our Compensation Committee, with the amount payable each year for ten years. Mr. Weber is vested in his supplemental retirement benefit. He will forfeit the benefit if, after termination of employment, he engages in an activity that would constitute “cause” as if he were still employed or if he competes with us in the 36-month period following his termination of employment. Under the SERP, “cause” means conviction for a felony or conviction for a lesser crime or offense involving our property or an affiliated employer, engaging in conduct that has caused demonstrable and material injury to us or an affiliated employer, or uncured gross dereliction of duties or other gross misconduct, or the disclosure of our confidential information. In accordance with Mr. Weber's Transition, Noncompetition and Release Agreement, effective January 31, 2013, he was entitled to receive four quarterly payments of $75,178 beginning as of the Termination Date (subject to certain SERP Plan requirements), followed by 36 quarterly payments of $113,906 beginning as of April 1, 2019. As a result, we paid Mr. Weber three quarterly payments totaling $225,534 during 2013. However, due to the $429,359 decrease in the actuarial present value of Mr. Weber's SERP benefit from December 31, 2012 exceeding the quarterly payments, SEC rules require the quarterly payments to be reflected in the footnotes to the "Summary Compensation Table" above.
Potential Payments Upon Termination or a Change in Control
The following narrative explains the potential payments and benefits that we are obligated to pay upon a termination of a named executive officer's employment or upon a change in control. The table that follows reflects the estimated value of the benefits and payments that would be triggered in the various termination or change in control scenarios identified, other than (i) any accrued benefits that may be due as of the date of such termination (such as any accrued salary, reimbursement for unreimbursed business expenses and employee benefits that the executive may be entitled to under employment benefit plans), and (ii) any benefits available generally to salaried employees of the Company. If a named executive officer is terminated for “cause,” or if the executive terminates employment without “good reason,” as defined below, our only obligation to the executive shall be payment of any accrued obligations. The table contains dollar amounts estimated for each termination or change in control scenario, assuming a termination date or change in control date of December 31, 2013, and considers our closing price on that date as reported on the NASDAQ Stock Market.
Because the payments to be made to a named executive officer depend on several factors, the actual amounts to be paid out upon a named executive officer's termination of employment can only be determined at the time of an executive’s separation from the Company. For Messrs. Weber and Neiheisel, actual termination payments made to them in connection with their respective terminations are reflected in the "Summary Compensation Table" above under "All Other Compensation".

Potential Payments Under the Employment Agreements

As discussed above, we have entered into employment agreements with our named executive officers. The agreements contain provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits our named executive officers would receive in connection with various employment termination scenarios. Under the employment agreement, in addition to any accrued benefits, our named executive officers are generally entitled to the following upon a termination of employment by us for a reason other than “cause,” “death” or “disability” or by the executive for “good reason” (each as defined below).

•	The executive will be paid a prorated portion of his annual incentive based upon the actual incentive that would have been earned by the executive for the year in which his termination date occurs.

•
The executive will be paid a lump sum payment of 100% (200% for Mr. Pittas) of the sum of the employee's (a) annual base salary and (b) target annual incentive for the year of termination. This benefit is to be paid no later than 60 days following the date of termination.

•
So long as the executive pays the full monthly COBRA premiums, he will be entitled to continued medical and dental coverage for him and his dependents until the earlier of (i) two years after his termination date and (ii) the date he is first eligible for medical and dental coverage with a subsequent employer. The executive will be paid a lump sum payment equal to 24 months of COBRA premiums (or in the case of Mr. Neiheisel, 24 months of coverage under the Japanese Health Care Plan) no later than 65 days following the date of termination based on the level of coverage in effect on the date of termination.

•
Effective February 2013, upon a termination of employment without "cause" or a resignation for "good reason" that is not following a "change in control," all stock option, restricted stock and other equity-based incentive awards granted by the Company that were outstanding but not vested as of the date of termination shall become immediately vested and/or payable, as the case may be, unless the equity incentive awards are based upon satisfaction of performance criteria (not based solely on the passage of time); in which case, such equity awards shall not be forfeited as a result of such termination and otherwise will vest pursuant to their express terms, provided, however, that any such equity awards that are vested pursuant to this provision and that constitute a non-qualified deferred compensation arrangement within the meaning of IRS Code Section 409A shall be paid or settled on the earliest date coinciding with or following the date of termination that does not result in a violation of or penalties under Section 409A.
Under the employment agreement, upon a termination of employment by us on account of “death” or “disability,” our named executive officers are generally entitled to receive a lump-sum payment of the annual incentive awarded for the year of termination, but not less than the target incentive set for that year, pro-rated for the portion of the year prior to the date of termination. The payment will be made no later than 2.5 months after the calendar year end.
The employment agreements define the following terms:
“Cause” generally means:

•	the employee engages in gross misconduct or gross negligence in the performance of the employee's material duties for the Company;

•	the employee embezzles assets of the Company;

•	the employee is convicted of or enters a plea of guilty or nolo contendere to a felony or misdemeanor involving moral turpitude;

•	the employee's breach of any of the restrictive covenants set forth in the employment agreement;

•	the employee willfully and materially fails to follow the lawful and reasonable instructions of the Chief Executive Officer (or in the case of Mr. Pittas, the Board of Directors); or

•	the employee becomes barred or prohibited by the SEC or other regulatory body from holding his/her position with the Company and the situation is not cured within 30 days after receipt of notice.
“Disability” is based upon the employee's entitlement to long-term disability benefits under the Company's long-term disability plan or policy in effect on the date of termination.
“Good Reason” generally means an occurrence of any of the following events:

•	a material adverse change in the employee's position or title, or managerial authority, duties or responsibilities or the conditions under which those duties or responsibilities are performed;

•	a material adverse change in the position to which the employee reports or a material diminution in the managerial authority, duties or responsibility of the person in that position;

•	a material diminution in the employee's annual base salary or annual incentive opportunity, except in connection with a corporate officer salary decrease; or

•	notice of non-renewal of the employee's agreement by the Company or a material breach by the Company of any of its obligations under the employment agreement.
Each named executive officer's employment agreement includes an indefinite confidentiality provision and a noncompetition and non-solicitation provision for a term of one year following the termination of the executive's employment for any reason other than termination by us without cause. The agreements also provide that we are entitled to damages and to obtain an injunction or decree of specific performance. The Compensation Committee can condition the right of the employee to receive an incentive award upon performance of these provisions. The failure by any party to insist on strict adherence to any term of the agreement will not be considered a waiver of that right or any other right under the agreement.
Each named executive officer's employment agreement also provides that, if payments or benefits to be provided to the executive in connection with his termination of employment would be subject to the excise tax under section 4999 of the Internal Revenue Code, the executive may elect to reduce any payments or benefits to an amount equal to one dollar less than the amount that would be considered a parachute payment under section 280G of the Internal Revenue Code. The agreements do not provide for any excise tax gross-up payments.

Potential Acceleration of Restricted Stock Awards and Stock Options
In addition to the post-termination rights and obligations set forth in the employment agreements of our named executive officers, our restricted stock and stock option grants provide for the potential acceleration of vesting and/or payment of equity awards in connection with a change in control or certain terminations of employment.
2013, 2012 and 2011 Equity Awards
Upon termination of employment due to the executive's death or disability, a pro rata portion of the time-based restricted stock grant would vest based on the number of completed months from the date of the grant through the date that the executive's employment terminates, and the performance-vesting portion of the restricted stock grant would be forfeited. Unvested stock options at the time of termination would be forfeited, and any vested stock options would expire one year following the executive's termination date. Upon a "change in control", all time-vesting and performance-vesting shares under the 2013, 2012 and 2011 restricted stock grants and 2013 stock options would vest immediately.
The term "change in control" for purposes of our Omnibus Incentive Plan means the occurrence of the following:

•
an acquisition immediately after which any person possesses direct or indirect beneficial ownership of 51% or more of either our then outstanding shares of common stock, which we refer to as our outstanding company common stock, or the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, which we refer to as our outstanding company voting securities; provided that the following acquisitions are excluded: (i) any acquisition directly from us, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from us, (ii) any acquisition by us, (iii) any acquisition by FNF and its affiliates, which are each referred to as a related person, (iv) any acquisition by any of our employee benefit plans (or related trust) or (v) any acquisition pursuant to a transaction listed in the third bullet point, below as excluded from the definition of "corporate transaction";

•
during any period of two consecutive years, the individuals who, as of the beginning of the period, constitute the Board of Directors, which we refer to as the incumbent board, cease for any reason to constitute at least a majority of the Board of Directors; provided that any individual who becomes a member of the Board of Directors after the beginning of the period and whose election or nomination for election was approved by a vote of at least two-thirds of those individuals who are members of the Board of Directors and who were also members of the incumbent board will be considered as though the individual were a member of the incumbent board, unless the individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors; or

•
consummation of a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all our assets, which we refer to as a corporate transaction, excluding a corporate transaction pursuant to which:

•
a related person or all or substantially all of the individuals and entities who have beneficial ownership, respectively, of the outstanding company common stock and outstanding company voting securities immediately prior to the corporate transaction will be beneficial owner, directly or indirectly, of 50% or more of, respectively, the outstanding shares of common stock and the combined voting power of then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the resulting corporation in substantially the same proportions as their ownership, immediately prior to the corporate transaction, of the outstanding company common stock and outstanding company voting securities, as the case may be;

•
no person, other than (1) us or a related person, (2) an employee benefit plan (or related trust) sponsored or maintained by us or the resulting corporation, or (3) any entity controlled by us or the resulting corporation, will have beneficial ownership, directly or indirectly, of more than 50% of, respectively, the outstanding voting securities of the resulting corporation entitled to vote generally in the election of directors, except to the extent that the ownership existed prior to the corporate transaction; and

•	individuals who were members of the incumbent board will continue to constitute at least a majority of the members of the Board of Directors of the resulting corporation; or

•	the approval by our stockholders of our complete liquidation or dissolution.

Our compensation committee has determined that the transactions described in this proxy statement/prospectus will not constitute a “change in control” under the Omnibus Incentive Plan.
Potential Payments Under the SERP

Refer to the "Pension Benefits" table above for actual payments to be made to Mr. Weber under the SERP Plan and pursuant to his Transition, Noncompetition and Release Agreement effective January 31, 2013.
Potential Payments
Except for Messrs. Neiheisel and Weber, the following table reflects the estimated value of the benefits and payments that would be triggered in the various termination scenarios identified or upon a change in control without termination, assuming a termination date or change in control date of December 31, 2013. The acceleration of restricted stock is determined using $23.32 per share, which was the closing price per share of our common stock as reported on NASDAQ on December 31, 2013. The acceleration of stock options is based on the intrinsic value or excess, if any, of the December 31, 2013 closing price per share over the option exercise price. For Messrs. Neiheisel and Weber, the following table reflects that actual value of the benefits and payments provided to such individuals in connection with their respective terminations of employment.

Name	Termination by us for a reason other than cause, death or disability or by the employee for good reason ($)	Termination by us for a reason other than cause, death or disability or by the employee for good reason in connection with a change in control ($)	Change in control without termination ($)	Termination due to death ($)	Termination due to disability ($)
John J. Pittas
Cash severance payment(1)	$2,400,000	$2,400,000	$—	$—	$—
2013 annual incentive(2)	334,444	334,444	—	334,444	334,444
Benefits and payments(3)	23,070	23,070	—	—	—
Acceleration of restricted stock and stock options(4)	2,134,196	3,925,242	3,925,242	938,793	938,793
Total	$4,891,710	$6,682,756	$3,925,242	$1,273,237	$1,273,237
Fred S. Knechtel
Cash severance payment(1)	$512,000	$512,000	$—	$—	$—
2013 annual incentive(2)	115,543	115,543	—	115,543	115,543
Benefits and payments(3)	30,394	30,394	—	—	—
Acceleration of restricted stock and stock options(4)	1,180,424	2,189,271	2,189,271	516,561	516,561
Total	$1,838,361	$2,847,208	$2,189,271	$632,104	$632,104
Mark R. McFeely
Cash severance payment(1)	$510,000	$510,000	$—	$—	$—
2013 annual incentive(2)	126,331	126,331	—	126,331	126,331
Benefits and payments(3)	35,272	35,272	—	—	—
Acceleration of restricted stock and stock options(4)	664,373	1,195,299	1,195,299	177,652	177,652
Total	$1,335,976	$1,866,902	$1,195,299	$303,983	$303,983
Shawn J. Pallagi
Cash severance payment(1)	$465,000	$465,000	$—	$—	$—
2013 annual incentive(2)	99,825	99,825	—	99,825	99,825
Benefits and payments(3)	3,342	3,342	—	—	—
Acceleration of restricted stock and stock options(4)	386,017	695,730	695,730	115,014	115,014
Total	$954,184	$1,263,897	$695,730	$214,839	$214,839
Edward J. Neiheisel (5)
Cash severance payment(1)	$465,000	$—	$—	$—	$—
2013 annual incentive(2)	97,728	—	—	—	—
Benefits and payments(3)	31,429	—	—	—	—
Acceleration of restricted stock and stock options(4)	351,624	—	—	—	—
Total	$945,781	$—	$—	$—	$—
John H. Weber (6)
Cash severance payment	$7,000,000	$—	$—	$—	$—

(1)	Represents 100% (200% for Mr. Pittas) of the sum of the named executive officers' (a) annual base salary and (b) target annual incentive for the year of termination.

(2)
Represents the named executive officer's actual 2013 cash incentive. Because the executive is assumed to have worked through December 31, 2013, the full actual incentive, as reflected in the "Summary Compensation Table", is shown. This payment is in lieu of the incentive payment the executive would have otherwise received.

(3)
Represents payments equal to 24 months of COBRA coverage for those named executive officers who would have been eligible for COBRA continuation coverage. For Mr. Neiheisel, amount represents a lump sum cash payment equal to 24 months of coverage under the Japanese Health Care Plan.

(4)
Represents the estimated value of time-based restricted stock and stock options that would have accelerated and vested upon termination (or in the case of Mr. Neiheisel, the value of his time-based restricted stock and stock options that did accelerate in connection with his termination). Performance-based shares do not accelerate, except upon a change in control. For Mr. Neiheisel, vesting in his stock options was accelerated in connection with his termination, but he did not exercise those stock options as of December 31, 2013. The amount in the table above includes the intrinsic value of $66,723 that would have been realized by Mr. Neiheisel had he exercised his vested stock options on December 31, 2013.

(5)
Termination benefit payments to Mr. Neiheisel are pursuant to his amended employment agreement in connection with his termination on December 31, 2013 and are reflected in the "Summary Compensation Table" above.

(6)
Termination payments to Mr. Weber were made pursuant to his Transition, Noncompetition and Release Agreement, effective January 31, 2013 and are reflected in the "Summary Compensation Table" above. In addition, Mr. Weber's restricted stock and stock options awards shall continue to vest in accordance with the respective agreements. For previously deferred amounts under the SERP, refer to the "Pension Benefits" table above.

Delay of Severance Payments Under Section 409A
Section 409A of the Internal Revenue Code and the Treasury regulations and related guidance promulgated thereunder, which we collectively refer to as Section 409A, postpones the payment of certain severance amounts and benefits that exceed the limits established under Section 409A until the six-month anniversary of the executive's separation from service. The agreements contain a provision for this delay in order to comply with the Code.
Discussion of Our Compensation Policies and Practices as They Relate to Risk Management
We believe that our compensation policies and practices for all employees, including our named executive officers, do not create risks that are reasonably likely to have a material adverse effect on us. The process we undertook to reach this conclusion consisted of a review and discussion of the various elements of our compensation program for our named executive officers. In our review and discussion, we noted that these elements include a balance of fixed and variable compensation, that the variable compensation consists of both short-term and long-term incentive plans, and that the incentive plans provide for the vesting of certain benefits over several years. We further noted that our performance metrics to determine compensation levels under these plans for our named executive officers use measurable corporate and business division financial performance goals that are subject to internal review and approval, and that the incentive-based awards are subject to maximum payouts. We used this review of the named executive officers' compensation as a guide for our other employees because our other employees do not have incentive-based compensation that materially differs in form from that of our named executive officers.
Director Compensation
Directors who are also salaried employees receive no additional compensation for services as a director or as a member of a committee of our Board. Our former President and Chief Executive Officer, Mr. Weber, ceased being a salaried employee on February 28, 2013, however, he remained a non-employee member of our Board. In addition to his annual base salary paid through his termination date and benefits provided under his Transition, Noncompetition and Release Agreement, as described elsewhere in this Proxy Statement, Mr. Weber also received 2013 compensation for his service as a non-employee director similar to compensation provided to our other non-employee directors as described below. For the year ended December 31, 2013, such cash compensation to our directors consisted of:

•	an annual cash retainer of $80,000 for the Chairman of the Board and $50,000 for other non-employee directors;

•	meeting fees of $1,500 for each board and committee meeting attended or $1,000 for each meeting attended telephonically;

•	an annual retainer of $15,000 for acting as a Chair of the Audit Committee and an annual retainer of $10,000 for acting as a member of the Audit Committee; and

•	an annual retainer of $8,000 for acting as a Chair of any other committee and an annual retainer of $5,500 for acting as a member of any other Committee.
We also reimburse our directors for their travel and related out-of-pocket expenses in connection with attending board, committee and stockholders' meetings.
In addition, annual equity awards are an aspect of director compensation. During 2013, each director received a long-term incentive award of 3,784 shares of restricted stock and 3,955 stock options except for the Chairman of the Board, Mr. Foley, who received a long-term incentive award of 5,676 shares of restricted stock and 5,933 stock options. These equity awards were granted under the Omnibus Incentive Plan and vest in two equal installments on the first and second anniversaries of the date of grant based upon continuous service on our Board. In addition, the stock options have an exercise price of $18.50 and contractual term of seven years.
If a director resigns or service is terminated or discontinued due to a reason other than death and disability, unvested shares under the 2013 and 2012 restricted stock grants shall be forfeited, and the 2013 stock option grant will expire on the earlier of i) three months following the effective termination date or ii) on the date of the director's termination for "Cause". If the director's service terminates due to death or disability, a prorated portion of the 2013 and 2012 restricted stock grants will accelerate and vest based on the number of completed months of service before the director's termination date. The 2013 stock option grant will expire one year following the director's effective termination date.

Any unvested shares of restricted stock and stock options would accelerate and vest upon a "change in control", as that term is defined above under the section "Potential Payments Upon Termination".
The following table sets forth information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2013:
DIRECTOR COMPENSATION

Director	Fees earned or paid in cash ($)	Stock awards (1) ($)	Option awards (1) ($)	All other compensation (2) ($)	Total ($)
Douglas K. Ammerman	$72,333	$70,004	$30,018	$—	$172,355
Brent B. Bickett	78,334	70,004	30,018	13,416	191,772
William P. Foley II (Chairman of the Board)	93,042	105,006	45,031	27,974	271,053
Lawrence F. Hagenbuch	72,709	70,004	30,018	4,211	176,942
George P. Scanlon	64,042	70,004	30,018	—	164,064
Alan L. Stinson	83,688	70,004	30,018	5,438	189,148
J. Norman Stout	96,500	70,004	30,018	4,211	200,733
John H. Weber (3)
(1) Represents the aggregate grant date fair value of restricted stock awards and stock option awards in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in Note 18 to our Annual Audited Financial Statements included elsewhere in this proxy statement/prospectus. The aggregate number of restricted stock awards and stock option awards held by each of our non-employee directors, except Mr. Weber, at December 31, 2013 are described in the table below. Mr. Weber's aggregate number of restricted stock awards and stock option awards outstanding at December 31, 2013 are reflected in the "Outstanding Equity Awards at Fiscal Year-End" table above.

Director	Restricted Stock Awards	Stock Option Awards
Douglas K. Ammerman	3,784	3,955
Brent B. Bickett	6,641	3,955
William P. Foley II	14,248	5,933
Lawrence F. Hagenbuch	6,641	3,955
George P. Scanlon	3,784	3,955
Alan L. Stinson	6,641	3,955
J. Norman Stout	6,641	3,955

(2) Represents dividends paid on shares of restricted stock in 2013.
(3) In accordance with SEC rules, Mr. Weber's 2013 compensation for his service as a non-employee director is reflected as all other compensation in the "Summary Compensation Table" above along with his 2013 compensation as a named executive officer.

BENEFICIAL OWNERSHIP OF NEW HOLDCO COMMON STOCK

The table below sets forth the expected beneficial ownership of New Holdco common stock immediately after the completion of the mergers and is derived from information relating to the beneficial ownership of Old Remy common stock and FNFV Group common stock as of the date of this proxy statement/prospectus. The table sets forth the expected beneficial ownership of New Holdco common stock by the following individuals or entities:

•	each person who will beneficially own more than 5% of the outstanding shares of New Holdco common stock immediately after completion of the mergers;

•	each named executive officer of Old Remy;

•	the individuals who will be the directors of New Holdco; and

•	the individuals who will be the directors and executive officers of New Holdco as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares of New Holdco common stock shown as beneficially owned. The percentage of beneficial ownership set forth below is based on 32,268,183 shares of New Holdco common stock estimated to be outstanding immediately following the completion of the mergers based on the outstanding shares of Old Remy common stock as of September 30, 2014 and outstanding shares of FNFV Group common stock as of November 24, 2014.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
5% Stockholders
H Partners Management, LLC (1) 888 Seventh Avenue, 29th Floor New York, New York 10019	2,801,264	8.7%

Named Executive Officers and Directors
Douglas K. Ammerman	11,402	*
Lawrence F. Hagenbuch	55,115	*
Mark R. McFeely	73,137	*
Shawn J. Pallagi	38,772	*
John J. Pittas	339,431	1.1%
Fred Knechtel**	85,432	*
George P. Scanlon	21,197	*
J. Norman Stout	55,115	*
John H. Weber	261,909	*
All directors and executive officers as a group (9 persons)	865,655	2.7%
__________________________

*	Represents beneficial ownership of less than 1%.

**	Mr. Knechtel’s employment was terminated in October 2014. Accordingly, his holdings of our common stock are not included in the holdings of all directors and executive officers as a group.

(1)	Based solely on H Partners Management, LLC's Schedule 13D last filed with the SEC on October 17, 2014.

DESCRIPTION OF CAPITAL STOCK OF NEW HOLDCO
The following description of select provisions of our certificate of incorporation and bylaws that will be in effect immediately after completion of the mergers, and of the Delaware General Corporation Law, is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our certificate of incorporation and bylaws to be effect immediately after completion of the merger, which are filed as exhibits to this proxy statement/prospectus.
General

Immediately following the transactions, our authorized capital stock will consist of 240,000,000 shares of common stock, par value $0.0001 per share, and 40,000,000 shares of preferred stock, par value $0.0001 per share.
Common stock
Subject to the prior dividend rights of holders of any shares of preferred stock, holders of our common stock will be entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See “Market Price and Dividend Information”. Holders of our common stock will be entitled to one vote per share on each matter on which the holders of common stock are entitled to vote and will not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below. No holder of shares of our common stock will have any preemptive right to acquire shares of our common stock pursuant to our certificate of incorporation or pursuant to the Delaware General Corporation Law. The shares of common stock to be issued by us in this offering will be fully paid and non-assessable.
Preferred stock
Subject to the approval by holders of shares of any series of preferred stock, to the extent such approval is required, the board of directors will have the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights (including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences) of the shares constituting any series, without any further vote or action by common stockholders.
Anti-takeover effects of provisions of our certificate of incorporation and bylaws and Delaware law
A number of provisions of our certificate of incorporation and bylaws that will become effective immediately after the closing of this offering deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of these documents and Delaware law that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt (for example, by means of a tender offer, unsolicited merger proposal or a proxy contest) that is not approved by our board of directors but that individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in the transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult.
The provisions summarized below are expected to discourage coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals, because negotiation of the proposals could result in an improvement of their terms.
Common stock
Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances, we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares to purchasers who might side with our board of directors in opposing a hostile takeover bid.
Preferred stock
The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price, and the voting and the other rights of the holders, of our common stock.
No stockholder action by written consent; special meetings
Our certificate of incorporation and bylaws will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or by the chairperson of the board of directors or the chief executive officer. Stockholders will not be able to call a special meeting or require that our board of directors call a special meeting of stockholders.
Notice provisions relating to stockholder proposals and nominees
Our bylaws will provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders' meeting, then the stockholder's written notice must be received by us not less than 90 nor more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or after that anniversary date, then notice by the stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and must include a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.
Board classification
Our certificate of incorporation and bylaws provide that our board of directors is divided into three classes. Our initial board of directors is expected to consist of six members. The term of the first class of directors expires at our 2015 annual meeting of stockholders, the term of the second class of directors expires at our 2016 annual meeting of stockholders and the term of the third class of directors expires at our 2017 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, with one class being elected each year by our stockholders.
Size of board and vacancies; removal
Our certificate of incorporation will provide that the number of members of the board of directors will be fixed exclusively by a resolution adopted by the affirmative vote of the board of directors, subject to the rights of the holders of preferred stock, if any.
Subject to the applicable terms of any series of preferred stock, any vacancy on our board of directors, however created, may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Subject to the rights, if any, of the holders of shares of preferred stock, a director or the entire board of directors may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors.

Voting requirements on amending our certificate of incorporation or bylaws
Our certificate of incorporation and bylaws will provide that amendments to our bylaws may be made by our board of directors. Stockholders may also amend our bylaws. However, some provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, may be amended by stockholders only by the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. Our certificate of incorporation will provide that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling special meetings and no stockholder action by written consent, must be approved by the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).
Section 203 of the Delaware General Corporation Law
After the mergers, we will be subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years from the time the stockholder became an interested stockholder, unless either:

•
prior to the time that the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	shares owned by persons who are directors and also officers; and

•
shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time the stockholder became an interested stockholder, the business combination is:

•	approved by our board of directors; and

•
authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

In general, Delaware General Corporation Law defines an interested stockholder to be an entity or person that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.
Limitations on director liability
Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision cannot eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock); or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.
NASDAQ listing
We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “REMY.”
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

COMPARISON OF RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Like Old Remy, we are incorporated in the State of Delaware. Our certificate of incorporation and by-laws following the transactions will be identical to Old Remy’s certificate of incorporation and bylaws prior to the transactions, except that our bylaws will not contain the provisions in Old Remy’s bylaws relating to the indemnification of directors and officers in connection with the Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated August 31, 2007, of Remy Worldwide Holdings, Inc. and each of the entities listed on Annex I thereto, which plan became effective on December 6, 2007. Therefore, the rights of stockholders of New Holdco after the transactions, as a matter of state law and under the relevant organizational documents, will be fundamentally the same as the rights of stockholders of Old Remy prior to the transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma financial data (“pro forma data”) gives effect to the proposed transactions as described elsewhere in this proxy statement/prospectus. The pro forma data included in the "Historical" columns in the Unaudited Pro Forma Condensed Combined Balance Sheet and Statements of Operations below, is identical to the financial information included elsewhere in this proxy statement/prospectus for the predecessor to New Remy and New Holdco. Pro forma adjustments have been made for the classification of the components of Stockholder's Equity and for pro forma per share data explained further below. Imaging is included in the combined financial statements at the FNF (ultimate parent company) historical basis. The Unaudited Pro Forma Condensed Combined Balance Sheet data as of September 30, 2014 gives effect to the transaction as if it had occurred on September 30, 2014. The Unaudited Pro Forma Condensed Combined Statements of Operations data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 gives effect to New Holdco's results of operations as if the transaction had occurred on January 1, 2013.

In the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2014, common stock and additional paid-in-capital are calculated as if the proposed transactions had occurred. Immediately following the transactions, we assume that 32,268,183 shares of New Holdco common stock with a par value of $0.0001 will be outstanding on a pro forma basis. After giving effect for the par value of the outstanding common stock, the remaining balance of Parent company investment and accumulated other comprehensive income, as shown in the Interim Unaudited Financial Statements as of September 30, 2014 included elsewhere in this proxy statement/prospectus, will be reclassified as additional paid-in-capital on a pro forma basis.

The pro forma statements were based on, and should be read in conjunction with, the Annual Audited Financial Statements and the Interim Unaudited Financial Statements included elsewhere in this proxy statement/prospectus. Imaging's unaudited financial statements are not included nor incorporated by reference into this proxy statement/prospectus, but are included in the combined company's financial statements beginning August 14, 2012. Selected financial information on Imaging has been included elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” section of this proxy statement/prospectus for additional information.

The pro forma data has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the proposed transactions been completed as of the dates indicated. In addition, the pro forma data does not purport to project the future financial position or operating results of the combined company.

New Holdco
Pro forma condensed combined balance sheet
As of September 30, 2014
(Unaudited)

		Pro Forma
(In thousands, except share information)	Historical	Adjustments	Pro Forma
Assets:
Current assets:
Cash and cash equivalents	$62,328	$—	$62,328
Trade accounts receivable (less allowances of $1,723)	238,808	—	238,808
Other receivables	18,022	—	18,022
Inventories	184,397	—	184,397
Deferred income taxes	36,602	—	36,602
Prepaid expenses and other current assets	11,818	—	11,818
Total current assets	551,975	—	551,975

Property, plant and equipment	219,822	—	219,822
Less accumulated depreciation and amortization	(55,236)	—	(55,236)
Property, plant and equipment, net	164,586	—	164,586

Deferred financing costs, net of amortization	507	—	507
Goodwill	256,120	—	256,120
Intangibles, net	312,033	—	312,033
Other noncurrent assets	63,268	—	63,268
Total assets	$1,348,489	$—	$1,348,489

Liabilities and Equity:
Current liabilities:
Short-term debt	$7,305	$—	$7,305
Current maturities of long-term debt	3,379	—	3,379
Accounts payable	182,363	—	182,363
Accrued interest	123	—	123
Accrued restructuring	499	—	499
Other current liabilities and accrued expenses	134,417	—	134,417
Total current liabilities	328,086	—	328,086

Long-term debt, net of current maturities	313,168	—	313,168
Postretirement benefits other than pensions	1,478	—	1,478
Accrued pension benefits	16,823	—	16,823
Deferred income taxes	57,643	—	57,643
Other noncurrent liabilities	28,323	—	28,323

Equity:
Combined stockholders' equity:
Common stock, par value of $0.0001; 32,268,183 shares outstanding at September 30, 2014 on a pro forma basis	—	3	3
Additional paid-in-capital	—	586,140	586,140
Parent company investment	586,143	(586,143)	—
Accumulated other comprehensive income	16,825	—	16,825
Total combined stockholders' equity	602,968	—	602,968
Total liabilities and equity	$1,348,489	$—	$1,348,489

New Holdco
Pro forma condensed combined statements of operations
For the nine months ended September 30, 2014
(Unaudited)

		Pro Forma
(In thousands, except per share amounts)	Historical	Adjustments	Pro Forma

Net sales	$900,896	$—	$900,896
Cost of goods sold	780,954	—	780,954
Gross profit	119,942	—	119,942
Selling, general, and administrative expenses	103,854	—	103,854
Restructuring and other charges	2,605	—	2,605
Operating income	13,483	—	13,483
Interest expense–net	15,041	—	15,041
Income (loss) before income taxes	(1,558)	—	(1,558)
Income tax expense	4,064	—	4,064
Net income (loss)	$(5,622)	$—	$(5,622)

Basic earnings (loss) per share:
Earnings (loss) per share	$—	$(0.18)	$(0.18)
Weighted average shares outstanding	—	31,743	31,743
Diluted earnings (loss) per share:
Earnings (loss) per share	$—	$(0.18)	$(0.18)
Weighted average shares outstanding	—	31,743	31,743
Dividends declared per common share	$—	$0.30	$0.30

New Holdco
Pro forma condensed combined statements of operations
For the year ended December 31, 2013
(Unaudited)

		Pro Forma
(In thousands, except per share amounts)	Historical	Adjustments	Pro Forma

Net sales	$1,140,183	$—	$1,140,183
Cost of goods sold	954,402	—	954,402
Gross profit	185,781	—	185,781
Selling, general, and administrative expenses	135,237	—	135,237
Restructuring and other charges	4,066	—	4,066
Operating income	46,478	—	46,478
Interest expense–net	18,978	—	18,978
Loss on extinguishment of debt and refinancing fees	2,737	—	2,737
Income before income taxes	24,763	—	24,763
Income tax expense	8,959	—	8,959
Net income	15,804	—	15,804
Less net income attributable to noncontrolling interest	659	—	659
Net income attributable to common stockholders	$15,145	$—	$15,145

Basic earnings (loss) per share:
Earnings (loss) per share	$—	$0.48	$0.48
Weighted average shares outstanding	—	31,480	31,480
Diluted earnings (loss) per share:
Earnings (loss) per share	$—	$0.48	$0.48
Weighted average shares outstanding	—	31,661	31,661
Dividends declared per common share	$—	$0.40	$0.40

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from the holders of Old Remy common stock by the Old Remy board relating to the transactions and other matters to be voted upon at the special meeting and at any adjournment or postponement of the meeting. This proxy statement/prospectus is also a prospectus for New Holdco securities to be delivered in connection with the mergers. Old Remy mailed this proxy statement/prospectus to stockholders beginning on or about [_________], 2014. You should read this proxy statement/prospectus carefully before voting your shares.
Time, Place and Date

The special meeting of stockholders will be held at 8:30 a.m., local time, on [___________], 2014, at 600 Corporation Drive, Pendleton, Indiana 46064.
Proposals

At the special meeting, you will be asked to consider and vote upon the following items:

•
to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of September 7, 2014, by and among New Remy Corp., a Delaware corporation, Remy International, Inc., a Delaware corporation, New Remy Holdco Corp., a Delaware corporation, New Remy Merger Sub, Inc., a Delaware corporation, Old Remy Merger Sub, Inc., a Delaware corporation and Fidelity National Financial, Inc., a Delaware corporation; and

•
to consider and vote upon an adjournment of the special meeting, if necessary or appropriate, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above in accordance with the merger agreement.

Record Date and Quorum

Old Remy has fixed the close of business on [__________], 2014 as the record date for the special meeting, and only holders of record of Old Remy common stock on the record date are entitled to notice of, and to vote at (in person or by proxy), the special meeting. As of the record date, there were [_________] shares of Old Remy common stock outstanding and entitled to vote. Each share of Old Remy common stock entitles its holder to one vote on all matters properly coming before the special meeting.
The presence, in person or by proxy, of stockholders representing a majority of the shares of Old Remy common stock entitled to vote at the special meeting will constitute a quorum for the special meeting. Shares of Old Remy common stock represented at the special meeting but not voted, including shares of such common stock for which proxies have been received but for which stockholders have abstained, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. In the event that a quorum is not present at the special meeting, the special meeting may be adjourned or postponed to solicit additional proxies, provided that the proposal to adjourn or postpone the special meeting has been adopted by the affirmative vote of a majority of the shares of Old Remy common stock represented in person or by proxy at the special meeting.
Recommendation of Old Remy’s Board of Directors

The board of directors of Old Remy recommends that you vote FOR the adoption of the Agreement and Plan of Merger and FOR the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.
Vote Required

You may vote FOR or AGAINST, or you may ABSTAIN from voting on, the proposal to approve and adopt the merger agreement. Consummation of the mergers requires the approval and adoption of the merger agreement by the affirmative vote of the holders of a majority of the shares of Old Remy common stock outstanding at the close of business on the record date. Therefore, if you abstain or fail to vote, it will have the same effect as a vote “AGAINST” the approval and adoption of the merger agreement.

The adoption of the proposal to adjourn or postpone the special meeting to a later date or time, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the shares of Old Remy common stock represented in person or by proxy at the special meeting. Therefore, if you abstain or fail to vote, it will have the same effect as a vote “AGAINST” the approval of the proposal to adjourn or postpone the special meeting.
Pursuant to the merger agreement, FNF has agreed to vote all of the shares of Old Remy common stock beneficially owned by it, currently representing approximately 51.1% of the outstanding shares of Old Remy common stock, in favor of the adoption of the merger agreement. As a result, approval of the adoption of the merger agreement and the transactions contemplated thereby is assured.
As of the record date, Old Remy directors and executive officers owned and were entitled to vote [______] shares of Old Remy common stock, or approximately [__]% of the outstanding shares of Old Remy common stock. William P. Foley II, Brent B. Bickett, Alan L. Stinson, Douglas K. Ammerman, George P. Scanlon and Michael L. Gravelle, directors or executive officers of Old Remy, are also directors and/or current or former officers of FNF.

Proxies and Revocation

If you are a stockholder of record of your shares of Old Remy common stock and you submit a proxy over the Internet or by telephone prior to 11:59 p.m. Eastern time on the day before the date of the special meeting or by returning a signed and dated proxy card by mail that is received by Old Remy at any time prior to 8:30 a.m. local time on the date of the special meeting, your shares will be voted at the special meeting as you indicate. If you sign your proxy card without indicating your vote, your shares will be voted “FOR” the approval and adoption of the merger agreement, and “FOR” the adjournment or postponement of the special meeting to a later date or time, if necessary or appropriate, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to approve and adopt the merger agreement, and in accordance with the recommendations of Old Remy’s board of directors on any other matters properly brought before the special meeting, or at any adjournment or postponement thereof, for a vote.
If your shares of Old Remy common stock are held in “street name,” you will receive instructions from your brokerage firm, bank, trust or other nominee that you must follow in order to have your shares voted. If you have not received such voting instructions or require further information regarding such voting instructions, contact your brokerage firm, bank, trust or other nominee. Nominees who hold shares of Old Remy common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, nominees are typically not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine,” such as the approval and adoption of the merger agreement, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on such proposal. Broker non-votes count as present for establishing a quorum, but will have the same effect as a vote “AGAINST” the approval and adoption of the merger agreement. If your brokerage firm, bank, trust or other nominee holds your shares of Old Remy common stock in “street name,” your brokerage firm, bank, trust or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by such brokerage firm, bank, trust or other nominee with this proxy statement/prospectus.
If you are a stockholder of record of your shares of Old Remy common stock, you have the right to change or revoke your proxy at any time before the vote taken at the special meeting by:

•
delivering to Old Remy’s Corporate Secretary at any time prior to 8:30 a.m. local time on the date of the special meeting, a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	attending the special meeting and voting in person (your attendance at the meeting will not, by itself, revoke your proxy; you must vote in person at the meeting);

•
signing and delivering to Old Remy at any time prior to 8:30 a.m. local time on the date of the special meeting, a new proxy, relating to the same shares of Old Remy common stock and bearing a later date; or

•
submitting another proxy over the Internet or telephone (the latest Internet or telephone voting instructions will be followed) at any time prior to 11:59 p.m. Eastern time on the day before the date of the special meeting.

Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6602
Attn: Corporate Secretary

If you are a “street name” holder of Old Remy common stock, you may change your vote by submitting new voting instructions to your brokerage firm, bank, trust or other nominee. You must contact your brokerage firm, bank, trust or other nominee to obtain instructions as to how to change or revoke your proxy.
Adjournments and Postponements
Although it is not currently expected, the special meeting may be adjourned or postponed to a later date or time, if necessary or appropriate, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. Old Remy’s by-laws provide that notice of an adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting, delivered either personally or by mail not less than 10 days nor more than 60 days before the date fixed for the meeting. Any signed proxies received by Old Remy prior to 8:30 a.m. local time on the date of the special meeting in which no voting instructions are provided on such matter will be voted “FOR” an adjournment or postponement of the special meeting to a later date or time, if necessary or appropriate, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. Whether or not a quorum exists, holders of a majority of Old Remy’s shares of common stock present in person or represented by proxy at the special meeting may adjourn the special meeting. Because a majority of the votes represented at the meeting, whether or not a quorum exists, is required to approve the proposal to adjourn the meeting, abstentions and broker non-votes will have the same effect on such proposal as a vote “AGAINST” the proposal. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Old Remy stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.
Solicitation of Proxies

Old Remy will pay the cost of the solicitation of proxies, including preparing and mailing the Notice of Special Meeting of Stockholders, this proxy statement/prospectus and the proxy card. Following the mailing of this proxy statement/prospectus, directors, officers and employees of Old Remy may solicit proxies by telephone, facsimile transmission or other personal contact. Such persons will receive no additional compensation for such services. Brokerage houses and other nominees, fiduciaries and custodians who are stockholders of record of Old Remy common stock will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by Old Remy for their charges and expenses in connection therewith at customary and reasonable rates.

Questions and Additional Information

If you have questions about the transactions or the special meeting, you should contact:

Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
    (765) 778-6602
Attn: Corporate Secretary

Broadridge Investor Communications Services will serve as proxy tabulator and count the votes, and the results will be certified by the inspector of election. If you need assistance in voting your shares, remember you may vote using any of the following methods:

In person at the special meeting. All stockholders may vote in person at the special meeting, even if they have previously returned a proxy, by bringing the enclosed proxy card or proof of identification. But if you are a beneficial owner (as opposed to a stockholder of record), you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors at the special meeting with your ballot when you vote at the meeting; or

By proxy. There are three ways to vote by proxy:

1.	by mail, using the enclosed proxy card and return envelope;

2.	by telephone, using the telephone number printed on the proxy card and following the instructions on the proxy card; or

3.	by the Internet, using a unique password printed on your proxy card and following the instructions on the proxy card.

Even if you expect to attend the special meeting, please vote by proxy to assure that your shares will be represented.

Stock Certificates

You should not send in any stock certificates with your proxy card. If Old Remy stockholders approve and adopt the merger agreement, you will receive a transmittal letter that will include instructions for the surrender and exchange of shares of Old Remy common stock for the merger consideration.
Availability of Documents
Documents incorporated by reference (excluding exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents) will be provided by first class mail without charge to each person to whom this proxy statement/prospectus is delivered upon written or oral request of such person. In addition, a list of stockholders entitled to vote at the special meeting will be available for inspection at Old Remy’s principal executive offices at least 10 days prior to the date of the special meeting and continuing through the special meeting for any purpose germane to the meeting; the list will also be available at the meeting for inspection by any stockholder present in person at the meeting.

LEGAL MATTERS

The validity of the shares of New Holdco common stock to be issued in the mergers will be passed upon for New Holdco by Weil, Gotshal & Manges LLP.
EXPERTS

The consolidated financial statements (including schedule) of Remy International, Inc. as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 appearing in Remy International Inc.'s 2013 Annual Report (Form 10-K) and the effectiveness of its internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
The combined financial statements (including schedule) of Remy International, Inc. and Fidelity National Technology Imaging, LLC as of December 31, 2013 and 2012 and for the period from August 15, 2012 to December 31, 2012 and for the year ended December 31, 2013 and the consolidated financial statements of Remy International, Inc. for the year ended December 31, 2011 and the period from January 1, 2012 to August 14, 2012 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Old Remy files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Old Remy’s public filings are also available in electronic format to the public from commercial document retrieval services and at the Internet Web site maintained by the SEC at http://www.sec.gov. You can also review Old Remy’s SEC filings on its web site at www.remyinc.com. Information included on Old Remy’s web site is not a part of this proxy statement/prospectus.
New Holdco has filed a registration statement on Form S-4 to register with the SEC the offering and sale of the shares of New Holdco common stock to be issued to Old Remy and New Remy stockholders in the mergers. You should rely only on the information contained in this proxy statement/prospectus or on information to which Old Remy has incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is a part of such registration statement and constitutes a prospectus of New Holdco and a proxy statement of Old Remy for the special meeting of Old Remy stockholders. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at the SEC’s reference room or web addresses listed above.
INCORPORATION BY REFERENCE

The SEC allows Old Remy to “incorporate by reference” information into this proxy statement/prospectus, which means that they can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents described below that Old Remy has previously filed with the SEC, as well as the annexes to this proxy statement/prospectus. These documents contain important information about Old Remy and its financial condition.

The following documents listed below that Old Remy has previously filed with the SEC are incorporated by reference:

•	Annual Report on Form 10-K, for the fiscal year ended December 31, 2013 filed on February 27, 2014;

•	Quarterly Report on Form 10-Q, for the quarter ended March 31, 2014 filed on April 30, 2014;

•	Quarterly Report on Form 10-Q, for the quarter ended June 30, 2014 filed on July 30, 2014;

•	Quarterly Report on Form 10-Q, for the quarter ended September 30, 2014 filed on October 29, 2014;

•	Current Report on Form 8-K filed on January 7, 2014;

•	Current Report on Form 8-K filed on June 13, 2014;

•	Current Report on Form 8-K filed on August 26, 2014;

•	Current Report on Form 8-K filed on September 9, 2014;

•	Current Report on Form 8-K filed on September 11, 2014;

•	Current Report on Form 8-K filed on November 7, 2014; and

•	Definitive Proxy Statement for the 2014 Annual Meeting filed on April 30, 2014.
All documents that Old Remy files pursuant to Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act from the date of this proxy statement/prospectus to the date on which the special meeting is held, including any adjournments or postponements, shall also be deemed to be incorporated by reference in this proxy statement/prospectus. Notwithstanding anything herein to the contrary, any information furnished under Item 2.02 or Item 7.01 of Old Remy’s Current Reports on Form 8-K and any other information which is furnished, but not filed with the SEC, is not incorporated herein by reference.
You may obtain any of the documents incorporated by reference from the SEC’s public reference room or the SEC’s Internet web site described above in the section entitled “Where You Can Find More Information.” Documents incorporated by reference in this proxy statement/prospectus are also available from Old Remy without charge, excluding all exhibits unless specifically incorporated by reference in such documents. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Old Remy at the following address:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Telephone: (765) 778-6602
Attn: Corporate Secretary

If you would like to request documents, please do so by [ ______ ], 2014, to receive them before the special meeting. If you request any incorporated documents, Old Remy will strive to mail them to you by first class mail, or another equally prompt means, within one business day of receipt of your request.
You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the special meeting of Old Remy stockholders. Neither New Holdco nor Old Remy has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [ ], 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of New Holdco common stock in the mergers shall create any implication to the contrary.

Audited Combined Financial Statements of Remy International, Inc. and Fidelity National Technology Imaging, LLC

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements:
Combined Balance Sheets as of December 31, 2013 (Successor) and 2012 (Successor)	F-4
Combined Statements of Operations for: i) the year ended December 31, 2013 (Successor), and ii) the period from August 15, 2012 to December 31, 2012 (Successor). Consolidated Statements of Operations for i) the period from January 1, 2012 to August 14, 2012 (Predecessor) and ii) the year ended December 31, 2011 (Predecessor)
F-5
Combined Statements of Comprehensive Income for: i) the year ended December 31, 2013 (Successor), and ii) the period from August 15, 2012 to December 31, 2012 (Successor). Consolidated Statements of Comprehensive Income for i) the period from January 1, 2012 to August 14, 2012 (Predecessor) and ii) the year ended December 31, 2011 (Predecessor)
F-6
Combined Statements of Changes in Stockholders' Equity for: i) the year ended December 31, 2013 (Successor), and ii) the period from August 15, 2012 to December 31, 2012 (Successor). Consolidated Statements of Changes in Stockholders' Equity for i) the period from January 1, 2012 to August 14, 2012 (Predecessor) and ii) the year ended December 31, 2011 (Predecessor)
F-7
Combined Statements of Cash Flows for: i) the year ended December 31, 2013 (Successor), and ii) the period from August 15, 2012 to December 31, 2012 (Successor). Consolidated Statements of Cash Flows for i) the period from January 1, 2012 to August 14, 2012 (Predecessor) and ii) the year ended December 31, 2011 (Predecessor)
F-8
Notes to Financial Statements	F-10

Financial Statement Schedule:
Schedule II: Valuation and Qualifying Accounts for: i) the year ended December 31, 2013 (Successor), ii) the period from August 15, 2012 to December 31, 2012 (Successor), iii) the period from January 1, 2012 to August 14, 2012 (Predecessor) and iv) the year ended December 31, 2011 (Predecessor)
II-2

Unaudited Condensed Combined Financial Statements of Remy International, Inc. and Fidelity National Technology Imaging, LLC

Financial Statements:
Combined Balance Sheets as of September 30, 2014 (unaudited) and December 31, 2013	F-56
Combined Statements of Operations (unaudited) for the three and nine months ended September 30, 2014 and 2013	F-57
Combined Statements of Comprehensive Income (Loss) (unaudited) for the three and nine months ended September 30, 2014 and 2013	F-58
Combined Statements of Cash Flows (unaudited) for the nine months ended September 30, 2014 and 2013	F-59
Notes to Combined Financial Statements (unaudited)	F-60

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Remy International, Inc.

We have audited the accompanying combined balance sheets of Remy International, Inc. and Fidelity National Technology Imaging, LLC, as of December 31, 2013 and 2012, and the related combined statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2013 and the period August 15, 2012 to December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 21, Schedule II, to Form S-4. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Remy International, Inc. and Fidelity National Technology Imaging, LLC at December 31, 2013 and 2012, and the combined results of its operations and its cash flows for the year ended December 31, 2013 and the period August 15, 2012 to December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Indianapolis, Indiana
October 6, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Remy International, Inc.

We have audited the accompanying consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the year ended December 31, 2011 and the period January 1, 2012 to August 14, 2012 of Remy International, Inc. Our audits also included the financial statement schedule listed in the Index at Item 21, Schedule II, to Form S-4. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Remy International, Inc. consolidated results of operations and its cash flows for the year ended December 31, 2011 and the period January 1, 2012 to August 14, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Indianapolis, Indiana
October 6, 2014

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined balance sheets

	Successor
	As of December 31,
(In thousands, except share information)	2013	2012
Assets:
Current assets:
Cash and cash equivalents	$114,884	$111,733
Trade accounts receivable (less allowances of $1,586 and $1,931)	197,087	171,914
Other receivables	21,023	17,203
Inventories	159,340	158,936
Deferred income taxes	38,073	37,265
Prepaid expenses and other current assets	11,311	15,467
Total current assets	541,718	512,518
Property, plant and equipment	202,681	179,261
Less accumulated depreciation and amortization	(35,659)	(10,387)
Property, plant and equipment, net	167,022	168,874
Deferred financing costs, net of amortization	563	—
Goodwill	242,105	242,105
Intangibles, net	307,981	351,507
Other noncurrent assets	58,457	46,990
Total assets	$1,317,846	$1,321,994

Liabilities and Equity:
Current liabilities:
Short-term debt	$2,369	$9,098
Current maturities of long-term debt	3,392	3,470
Accounts payable	171,305	157,169
Accrued interest	92	112
Accrued restructuring	1,026	3,679
Other current liabilities and accrued expenses	110,876	107,207
Total current liabilities	289,060	280,735
Long-term debt, net of current maturities	295,401	286,912
Postretirement benefits other than pensions	1,628	1,969
Accrued pension benefits	19,103	31,762
Deferred income taxes	72,281	73,564
Other noncurrent liabilities	24,785	29,194

Equity:
Combined equity:
Parent company investment	596,418	569,142
Accumulated other comprehensive income	19,170	9,876
Total combined equity	615,588	579,018
Noncontrolling interest	—	38,840
Total equity	615,588	617,858
Total liabilities and equity	$1,317,846	$1,321,994
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined and consolidated statements of operations

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands, except per share amounts)	2013	2012	2012	2011
Net sales	$1,140,183	$416,317	$723,278	$1,194,953
Cost of goods sold	954,402	348,176	574,639	925,052
Gross profit	185,781	68,141	148,639	269,901
Selling, general, and administrative expenses	135,237	45,655	84,284	139,685
Intangible asset impairment charges	—	—	—	5,600
Restructuring and other charges	4,066	1,699	6,013	3,572
Operating income	46,478	20,787	58,342	121,044
Interest expense–net	18,978	9,529	17,473	30,900
Loss on extinguishment of debt and refinancing fees	2,737	—	—	—
Income before income taxes	24,763	11,258	40,869	90,144
Income tax expense (benefit)	8,959	2,854	(72,982)	14,813
Net income	15,804	8,404	113,851	75,331
Less net income attributable to noncontrolling interest	659	1,112	1,662	3,445
Net income attributable to combined entities or Remy International, Inc.	$15,145	$7,292	112,189	71,886
Preferred stock dividends			—	(2,114)
Loss on extinguishment of preferred stock			—	(7,572)
Net income attributable to common stockholders			$112,189	$62,200

Basic earnings per share:
Earnings per share			$3.67	$2.14
Weighted average shares outstanding			30,589	29,096
Diluted earnings per share:
Earnings per share			$3.63	$2.10
Weighted average shares outstanding			30,939	29,674
Dividends declared per common share			$0.20	$—
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined and consolidated statements of comprehensive income

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Net income	$15,804	$8,404	$113,851	$75,331
Other comprehensive income (loss):
Foreign currency translation adjustments	3,851	5,871	(3,076)	(4,309)
Currency forward contracts, net of tax	(1,465)	4,218	8,598	(10,225)
Commodity contracts, net of tax	(81)	(1,695)	1,074	(14,464)
Interest rate swap contract, net of tax	886	—	—	—
Employee benefit plans, net of tax	6,303	1,563	(106)	(15,002)
Total other comprehensive income (loss), net of tax	9,494	9,957	6,490	(44,000)
Comprehensive income	25,298	18,361	120,341	31,331
Less: Comprehensive income attributable to noncontrolling interest	659	1,112	1,662	3,445
Less: Other Comprehensive income (loss) attributable to noncontrolling interest- foreign currency translation	200	81	(46)	373
Comprehensive income attributable to combined entities or Remy International, Inc.	$24,439	$17,168	$118,725	$27,513
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Consolidated statements of changes in stockholders' equity

	Predecessor
(In thousands)	Common stock	Treasury stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity	Non-controlling interest
Balances at December 31, 2010	$1	$—	$103,932	$(14,453)	$(21,357)	$68,123	$9,350
Net income				75,331		75,331	3,445
Less net income attributable to noncontrolling interest				(3,445)		(3,445)
Foreign currency translation					(4,682)	(4,682)	373
Unrealized losses on derivative instruments, net of tax					(24,689)	(24,689)
Defined benefit plans, net of tax					(15,002)	(15,002)
Total comprehensive income						27,513	3,818
Issuance of common stock, net of proceeds	2		215,710			215,712
Reclassification of restricted stock award to liability award			(39)			(39)
Less distribution to noncontrolling interest						—	(4,331)
Stock-based compensation			6,884			6,884
Preferred stock dividends			(2,114)			(2,114)
Loss on extinguishment of preferred stock			(7,572)			(7,572)
Balances at December 31, 2011	3	—	316,801	57,433	(65,730)	308,507	8,837
Net income				113,851		113,851	1,662
Less net income attributable to noncontrolling interest				(1,662)		(1,662)
Foreign currency translation					(3,030)	(3,030)	(46)
Unrealized gains on derivative instruments, net of tax					9,671	9,671
Defined benefit plans, net of tax					(105)	(105)
Total comprehensive income						118,725	1,616
Purchase of treasury stock		(23)				(23)
Reclassification of restricted stock award to liability award			(59)			(59)
Stock-based compensation			4,462			4,462
Common stock dividends of Remy International, Inc.				(6,374)		(6,374)
Balances at August 14, 2012	$3	$(23)	$321,204	$163,248	$(59,194)	$425,238	$10,453
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined statements of changes in combined equity

	Successor
	Parent company investment	Accumulated other comprehensive income (loss)	Total combined equity	Non-controlling interest
Balances at August 15, 2012	$562,201	$—	$562,201	$37,647
Net income	8,404		8,404	1,112
Less net income attributable to noncontrolling interest	(1,112)		(1,112)
Foreign currency translation		5,790	5,790	81
Unrealized gains on derivative instruments, net of tax		2,523	2,523
Defined benefit plans, net of tax		1,563	1,563
Total comprehensive income			17,168	1,193
Purchase of treasury stock	(206)		(206)
Reclassification of restricted stock award to liability award	(91)		(91)
Stock-based compensation	2,799		2,799
Common stock dividends of Old Remy	(3,187)		(3,187)
Net transfers from parent company	334		334
Balances at December 31, 2012	569,142	9,876	579,018	38,840
Net income	15,804		15,804	659
Less net income attributable to noncontrolling interest	(659)		(659)
Foreign currency translation		3,650	3,650	200
Unrealized losses on derivative instruments, net of tax		(659)	(659)
Defined benefit plans, net of tax		6,303	6,303
Total comprehensive income			24,439	859
Purchase of treasury stock	(1,248)		(1,248)
Reclassification of restricted stock award to liability award	(1,026)		(1,026)
Stock-based compensation	6,561		6,561
Excess tax benefits from stock-based compensation	428		428
Common stock dividends of Old Remy	(12,760)		(12,760)
Purchase of and distributions to noncontrolling interest	18,230		18,230	(39,699)
Net transfers from parent company	1,946		1,946
Balances at December 31, 2013	$596,418	$19,170	$615,588	$—
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined and consolidated statements of cash flows

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Cash Flows from Operating Activities:
Net income	$15,804	$8,404	$113,851	$75,331
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	76,454	28,372	23,356	35,252
Amortization of debt issuance costs and original issue discount (premium)	143	(28)	1,029	1,800
Stock-based compensation	6,561	2,799	4,462	6,884
Loss on extinguishment of debt and refinancing fees	2,737	—	—	—
Intangible asset impairment charges	—	—	—	5,600
Deferred income taxes	(9,053)	(6,541)	(84,299)	(2,845)
Accrued pension and postretirement benefits, net	(2,948)	(179)	(1,370)	(4,311)
Restructuring and other charges	4,066	1,699	6,013	3,572
Cash payments for restructuring charges	(6,719)	(1,507)	(5,451)	(1,237)
Other	(1,250)	(3,456)	(1,045)	(1,469)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(27,366)	34,692	(14,057)	210
Inventories	259	(661)	3,445	(10,708)
Accounts payable	10,261	(10,556)	9,497	(4,705)
Other current assets and liabilities, net	9,035	(6,141)	(15,050)	(15,027)
Other noncurrent assets and liabilities, net	(19,763)	(12,113)	(9,724)	(18,800)
Net cash provided by operating activities	58,221	34,784	30,657	69,547
Cash Flows from Investing Activities:
Net proceeds on sale of assets	599	—	268	—
Purchases of property, plant and equipment	(22,090)	(9,485)	(14,982)	(21,167)
Government grant proceeds related to capital expenditures	—	903	582	2,186
Net cash used in investing activities	(21,491)	(8,582)	(14,132)	(18,981)
Cash Flows from Financing Activities:
Change in short-term debt and revolver	(6,685)	(4,593)	(1,145)	(25,233)
Proceeds from issuance of long-term debt	299,250	—	—	—
Payments made on long-term debt, including capital leases	(290,861)	(1,658)	(8,745)	(3,347)
Purchase of and distributions to noncontrolling interest	(21,771)	—	—	(4,331)
Net proceeds from common stock rights offering	—	—	—	122,177
Dividend payments on preferred stock	—	—	—	(37,399)
Cash payments on redemption of preferred stock	—	—	—	(44,869)
Purchase of treasury stock	(1,248)	(206)	(23)	—
Dividend payments on common stock	(12,669)	(6,162)	(3,064)	—
Debt issuance costs	(3,476)	—	—	(141)
Parent company net investment	1,946	334	—	—
Other	428	(422)	565	—
Net cash (used in) provided by financing activities	(35,086)	(12,707)	(12,412)	6,857
Effect of exchange rate changes on cash and cash equivalents	1,507	2,778	(337)	(3,253)
Net increase in cash and cash equivalents	3,151	16,273	3,776	54,170
Cash and cash equivalents at beginning of period	111,733	95,460	91,684	37,514
Cash and cash equivalents at end of period	$114,884	$111,733	$95,460	$91,684
Supplemental information:
Noncash investing and financing activities
Purchases of property, plant and equipment in accounts payable	$3,851	$2,338	$2,501	$4,252
Purchases of property, plant and equipment with capital lease	$56	$939	$—	$—
See accompanying notes to financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Notes to financial statements

1. Description of the business and change in ownership

The "Description of Business" section below describes the combined operations of Remy International, Inc. ("Old Remy") and Fidelity National Technology Imaging ("Imaging"). The entities included in the financial statements are collectively referred to as “we”, “our”, “us”, "Remy", or the “Company” in these footnotes.
Description of Business

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We conduct substantially all of our operations through subsidiaries. We sell our products worldwide primarily under the “Delco Remy”, “Remy”, “World Wide Automotive”, and "USA Industries" brand names and our customers' widely recognized private label brand names. Our products include new and remanufactured, light-duty and heavy-duty starters and alternators for both original equipment and aftermarket applications, hybrid power technology, and multi-line products, such as constant velocity ("CV") axles, disc brake calipers, and steering gears. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia-Pacific.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy duty OEM market.

Fidelity National Technology Imaging ("Imaging"), a wholly owned subsidiary of Fidelity National Financial, Inc. ("FNF") is included in these financial statements as of August 14, 2012, the date which FNF obtained a controlling interest in Remy International, Inc. Imaging provides document preparation, scanning, indexing and redaction services to government agencies and companies in financial services, healthcare, retirement systems, education and court systems. Employing proprietary production control technology, Imaging’s goal is to deliver superior efficiency, capacity and quality management standards that enable it to manage large-scale document conversion projects. Imaging collaborates with leading content management systems providers to promote the benefits of document automation, develop new client relationships and provide clients an end-to-end document automation solution. Over the course of its history, Imaging has demonstrated competency in preparing and converting physical records for all leading commercial content management systems. Imaging was wholly owned by FNF prior to August 14, 2012.

Change in Ownership

On August 14, 2012, Fidelity National Special Opportunities, Inc., (now known as Fidelity National Financial Ventures, LLC., or "FNFV"), a wholly-owned subsidiary of FNF, a leading provider of title insurance, mortgage services and restaurant and diversified services, purchased additional shares of Old Remy's common stock, thereby increasing its ownership position in Old Remy above 50% (the "Acquisition"). As a result, FNF began consolidating Old Remy's financial results in the third quarter of 2012. As of each of December 31, 2013 and 2012, FNF held a 51% ownership interest in Old Remy, comprised of 16,342,508 shares of its common stock. As of December 31, 2011, FNF held a 47% ownership interest in Old Remy, comprised of 14,805,195 shares of its common stock.

2. Summary of significant accounting policies

Basis of presentation

The following describes the basis of presentation during all periods presented:

Successor--Represents the combined financial position as of December 31, 2013 and 2012, and the combined results of operations and cash flows for the year ended December 31, 2013, and the period from August 15, 2012 through December 31, 2012, of Old Remy and Imaging. These periods reflect the application of purchase accounting to the assets and liabilities of Old Remy as of August 14, 2012, as described below, relating to FNF’s acquisition of a controlling interest in Old Remy.
Predecessor--Represents the consolidated financial position and results of operations of Old Remy as previously reported for all periods prior to August 14, 2012. This presentation is on the historical basis of accounting without the application of purchase accounting related to FNF’s acquisition of a controlling interest in Old Remy.
The financial statements presented herein subsequent to August 14, 2012 include the accounts of the Successor Company, all wholly-owned subsidiaries, and any partially-owned subsidiary that the Successor Company had the ability to control. All other financial statements dated prior to August 14, 2012 are those of the Predecessor Company, all wholly-owned subsidiaries, and any partially-owned subsidiary that the Predecessor Company had the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated. Investments in companies in which we hold an ownership interest of 20% to 50% over which we exercise significant influence are accounted for by the equity method. Currently, we account for all 20% to 50% owned entities under the equity method. Investments in companies in which we hold an ownership interest of less than 20% are accounted for on the cost basis. Such investments were not material at December 31, 2013 and 2012. All significant intercompany accounts and transactions have been eliminated.

All adjustments necessary for a fair presentation of financial position, results of operations and cash flows have been presented. The financial information included may not necessarily reflect the results of operations, financial position or changes in equity in the future or what they would have been if the Successor had been a separate, stand-alone company for the periods presented.

The financial statements of the Successor reflect FNF's accounting basis which includes the application of FASB ASC Topic 805, Business Combinations, as a result of the controlling interest acquisition by FNF on August 14, 2012. The purchase price has been allocated to the Old Remy assets acquired and liabilities assumed based on our best estimates of their fair values as of the acquisition date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. Imaging is included in the financial statements at the FNF (ultimate parent company) historical basis. In evaluating the historical goodwill of Imaging as a separate reporting unit for all prior periods, it was determined that the goodwill was fully impaired, using a level 3 fair value. Therefore, no goodwill amount was assigned to the opening Successor financial statements. The purchase price allocation was completed in 2012. The opening balance sheet of the Successor at August 14, 2012 is as follows :

(In thousands)	Old Remy	Imaging	Combined Successor
Assets:
Current assets:
Cash and cash equivalents	$95,460	$—	$95,460
Trade accounts receivable	203,550	1,378	204,928
Other receivables	16,888	—	16,888
Inventories	155,283	—	155,283
Deferred income taxes	30,250	38	30,288
Prepaid expenses and other current assets	11,930	62	11,992
Total current assets	513,361	1,478	514,839
Property, plant and equipment, net	166,466	3	166,469
Goodwill	242,105	—	242,105
Intangibles, net	368,204	476	368,680
Other noncurrent assets	34,198	4,003	38,201
Total assets acquired	$1,324,334	$5,960	$1,330,294

Liabilities and Equity:
Current liabilities:
Short-term debt	$13,058	$—	$13,058
Current maturities of long-term debt	3,362	—	3,362
Accounts payable	162,875	1,789	164,664
Accrued interest	2,522	—	2,522
Accrued restructuring	3,487	—	3,487
Other current liabilities and accrued expenses	120,094	279	120,373
Total current liabilities	305,398	2,068	307,466
Long-term debt, net of current maturities	288,315	—	288,315
Postretirement benefits other than pensions	1,773	—	1,773
Accrued pension benefits	36,539	—	36,539
Deferred income taxes	60,162	—	60,162
Other noncurrent liabilities	36,191	—	36,191
Total liabilities assumed	728,378	2,068	730,446

Less: Noncontrolling interest	37,647	—	37,647

Net parent company investment	$558,309	$3,892	$562,201

Cash and cash equivalents, accounts receivable, other current assets, and accounts payable and other current liabilities were stated at historical carrying values, given the short-term nature of these assets and liabilities. The Company’s projected pension and post-retirement benefit obligations and assets have been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair market value, based on computations of independent actuaries. Deferred income taxes have been provided in the combined balance sheet based on estimates of the tax versus book basis of the assets acquired and liabilities assumed, as adjusted to estimated fair values. Valuation allowances have been established against those assets for which realization is not likely. Property, plant and equipment have been recorded at fair value based on a valuation prepared by independent appraisers using a Level 3 cost and market approach. Inventory was valued based on management’s judgments and estimates, a level 3 fair value. The Level 2 fair market values of outstanding debt were based on established market prices as of the Acquisition. The

Company engaged independent appraisers to provide Level 3 fair values of intangible assets acquired including trade names, intellectual property, customer contracts and customer relationships.

Intellectual property and trade names were valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the intellectual property or trade name in order to exploit the economic benefits.

A total value of $9,114,000 has been allocated to intellectual property and will be amortized on a straight-line basis over 10 years. The trade names have been valued at $85,510,000 and assigned an indefinite life. The Company holds a number of trade names covering its products including “Remy,” and “Delco-Remy.” These trade names represent the goodwill and reputation that the Company has built up through the years by selling high-quality products to its customers.

Customer contract intangibles and customer relationships were valued using an excess earnings approach after considering a fair return on fixed assets, working capital, trade names, intellectual property, and assembled workforce. Customer contract intangibles were assigned a value of $75,620,000 with a weighted average useful life of 3.3 years. A value of $197,960,000 has been assigned to customer relationships and will be amortized on a straight-line basis over 10 years.

Management believes that the carrying values of all other assets acquired and liabilities assumed approximate their fair values. The resulting goodwill after all identifiable intangible assets was valued at $242,105,000, of which approximately $32,779,000 was tax deductible.

For the year ended December 31, 2013, amortization adjustments related to purchase accounting of $10,327,000 and $45,320,000 increased net sales and cost of goods sold, respectively. In addition, we recognized additional depreciation of $7,328,000 related to the fair value adjustments to property plant and equipment and other purchase accounting related adjustments which were included in cost of goods sold in the accompanying combined statement of operations during this period.

For the period August 15, 2012 to December 31, 2012, amortization adjustments related to purchase accounting of $5,066,000 and $16,345,000 increased net sales and cost of goods sold, respectively. In addition, we recognized finished goods inventory step-up charges of $8,516,000, additional depreciation of $2,259,000 related to the fair value adjustments to property plant and equipment, and other purchase accounting related adjustments which were included in cost of goods sold in the accompanying combined statement of operations during this period.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, ownership has transferred, the seller's price to the buyer is fixed and determinable, and collectability is reasonably assured. Sales are recorded upon shipment of product to customers and transfer of title and risk of loss under standard commercial terms (typically, F.O.B. shipping point). We recognize shipping and handling costs as costs of goods sold with the related amounts billed to customers as sales. Accruals for sales returns, price protection, and other allowances are provided at the time of shipment based upon past experience. Adjustments to such returns and allowances are made as new information becomes available. We accrue for rebates, price protection, and other customer sales allowances in accordance with specific customer arrangements. Such rebates are recorded as a reduction of sales. Imaging revenue is immaterial to the financial statements and represents approximately 1% of net sales.

Accounting for remanufacturing operations

Core deposits

Remanufacturing is the process where failed or used components, commonly known as cores, are disassembled into subcomponents, cleaned, inspected, tested, combined with new subcomponents and reassembled into saleable, finished products. With many customers, a deposit is charged for the core. Upon return of a core, we grant the customer a credit based on the core deposit value. Deposits charged by us totaled $91,318,000, $33,228,000, $54,638,000 and $113,670,000 for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012 and the year ended December 31, 2011, respectively. Core deposits are excluded from revenue. We generally limit core returns to the quantity of similar, remanufactured cores previously sold to the customer.

Core liability

We record a liability for core returns based on cores expected to be returned. This liability is recorded in “Other current liabilities and accrued expenses” in the accompanying combined balance sheets. The liability represents the difference between the core deposit value to be credited to the customer and the estimated core inventory value of the core to be returned. Revisions to these estimates are made periodically to consider current costs and customer return trends.

Core inventory

Upon receipt of a core, we record inventory at lower of cost or fair market value. The value of a core declines over its estimated useful life (ranging from 4 to 30 years) and is devalued accordingly. Carrying value of the core inventory is evaluated by comparing current prices obtained from core brokers to carrying cost. The devaluation of core carrying value is reflected as a charge to cost of goods sold. Core inventory that is deemed to be obsolete or in excess of current and future projected demand is written down to the lower of cost or market and charged to cost of goods sold. Core inventories are classified as “Inventories” in the accompanying combined balance sheets.

Customer contract intangibles

Upon entering into new or extending existing contracts, we may be required to purchase certain cores and inventory from our customers at retail prices, or be obligated to provide certain agreed support. The excess of the prices paid for the cores and inventory over fair value, and the value of any agreed support, are recorded as contract intangibles and amortized as a reduction to revenue on a method to reflect the pattern of economic benefit consumed. Customer contract intangibles that are determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805, Business Combinations, and which are not paid to the customers, are amortized and recorded in cost of goods sold. Contract intangibles are included in “Intangibles, net” in the noncurrent asset section of the accompanying combined balance sheets.

Customer obligations

Customer obligations relate to liabilities when we enter into new or amend existing customer contracts. These contracts designate us to be the exclusive supplier to the respective customer, product line or distribution center and require us to compensate these customers over several years.

In addition, we have entered into arrangements with certain customers where we purchased the cores held in their inventory. Credits to be issued to these customers for these arrangements are recorded at net present value and are reflected as “Customer obligations.” These obligations are included in “Other current liabilities and accrued expenses” and “Other noncurrent liabilities” in the accompanying combined balance sheets. Subsequent to the arrangements, the inventory owned by these customers only represents the exchange value of the remanufactured product.

Right of core return

When we enter into arrangements to purchase certain cores held in a customer's inventory or when the customer is not charged a deposit for the core, we have the right to receive a core from the customer in return for every exchange unit supplied to them. We classify such rights as “Core return rights” in “Other noncurrent assets” in the accompanying combined balance sheets. The core return rights are valued based on the underlying core inventory values. Devaluation of these rights is charged to cost of goods sold. On a periodic basis, we settle with a customer for cores that have not been returned.

Government grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight-line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

The U.S. Department of Energy, or the DOE, awarded us a grant in 2009, pursuant to which it agreed to match up to $60,200,000 of eligible expenditures we make through 2012 for the commercialization of hybrid electric motor technology. We obtained agreements from the DOE to extend the period of eligibility for the grant through 2013. As of December 31, 2012, we had completed the first phase of the grant award and had received $36,000,000 of the total grant. As a number of our hybrid customers have delayed launches of their products or cancelled their programs, we are now moderating our investments in hybrid until the market develops. On July 10, 2013, we formally notified the DOE that we have elected not to pursue the second phase of the grant.

In addition, we received various grants and subsidies from foreign jurisdictions during the periods presented in the table below. The amounts recognized in the accompanying statements of operations as government grants were as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Reduction of cost of goods sold	$2,427	$1,759	$3,061	$5,529
Reduction of selling, general, and administrative expenses	$743	$2,110	$4,381	$7,691

We had deferred revenue of $6,283,000 and $7,414,000 related to government grants as of December 31, 2013 and 2012, respectively.

Research and development

We conduct research and development programs that are expected to contribute to future earnings. Such costs are included in selling, general and administrative expenses in the statements of operations. Company-funded research and development expenses were approximately $15,543,000, $8,567,000, $17,437,000 and $26,548,000, for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively. The decrease in research and development programs in 2013 correlates with the end of the DOE grant in December 2012 as noted above.

Customer-funded research and development expenses, recorded as an offset to research and development expense in selling, general and administrative expenses, were approximately $969,000, $933,000, $34,000 and $405,000, for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively.

Cash and cash equivalents

All cash balances and highly liquid investments with maturities of ninety days or less when acquired are considered cash and cash equivalents. The carrying amount of cash equivalents approximates fair value.

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable include notes receivables of $27,154,000 and $29,091,000 as of December 31, 2013 and 2012, respectively. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers' credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories other than core inventory

Inventories other than core inventory are carried at the lower of cost or market determined on the first-in, first-out (FIFO) method. We evaluate inventories on a regular basis to identify inventory on hand that may be obsolete or in excess of current and future projected market demand. For inventory deemed to be obsolete or in excess of current and future projected market demand, we record an inventory reserve and a charge to cost of goods sold to reduce carrying cost to lower of cost or market.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Major expenditures that significantly extend the useful life or enhance the usability of the property, plant or equipment are capitalized. Depreciation is calculated primarily using the straight-line method over the estimated useful lives of the related assets (15 to 40 years for buildings, and 3 to 15 years for tooling, machinery and equipment). Capital leases and leasehold improvements are amortized over the shorter of the lease term or their estimated useful life.

Valuation of long-lived assets

When events or circumstances indicate a potential impairment to the carrying value, we evaluate the carrying value of long-lived assets, including certain intangible assets, for recoverability through an undiscounted cash flow analysis. When such events or circumstances arise which indicate the long-lived asset is not recoverable, fair market value is determined by asset, or the appropriate grouping of assets, and is compared to the asset's carrying value to determine if impairment exists. Asset impairments are recorded as a charge to operations, based on the amount by which the carrying value exceeds the fair market value. Long-lived assets to be disposed of other than by sale are considered held and used until such time the asset is disposed.

Tooling

Tooling, which is included in machinery and equipment in the accompanying combined balance sheets, includes the costs to design and develop tools, dies, jigs and other items owned by us and used in the manufacture of products sold under long-term supply agreements. Tooling is amortized over the tool's expected life. Tooling that involves new technology not covered by a customer supply agreement is expensed as incurred. Engineering, testing and other costs incurred in the design and development of products and product components are expensed as incurred.

Goodwill and other intangible assets

Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment at least annually. We perform our annual impairment test in the fourth quarter of each fiscal year, or more frequently if impairment indicators arise. We determine goodwill impairment charges by comparing the carrying value of each reporting unit to the fair value of the reporting unit. In determining fair value of reporting units, we utilize discounted cash flow analyses and guideline company market multiples. Where the carrying value exceeds the fair value for a particular reporting unit, goodwill impairment charges may be recognized.

Definite-lived intangible assets have been stated at estimated fair value as of August 14, 2012 as a result of applying purchase accounting. The values of other intangible assets with determinable useful lives are amortized on a basis to reflect the pattern of economic benefit consumed. Prior to the application of purchase accounting, intangible assets were stated at estimated fair value as a result of fresh-start reporting, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 852, Reorganizations based upon the value assigned by the Bankruptcy Court upon our emergence from Bankruptcy on December 6, 2007. Certain amortization of intangibles associated with specific customers is recorded as a reduction of sales.

Foreign currency translation

Each of our foreign subsidiaries' functional currency as of December 31, 2013, is its local currency, with the exception of our subsidiaries in Mexico, for which the U.S. dollar is the functional currency since substantially all of the purchases and sales are denominated in U.S. dollars, and in Hungary, for which the Euro is the functional currency as substantially all of the purchases and sales are denominated in Euro. Financial statements of foreign subsidiaries for which the functional currency is their local currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and at the average exchange rate for each year for revenue and expenses. Translation adjustments are recorded as a separate component of stockholders' equity and reflected in other comprehensive income (loss) (“OCI”). For each of our foreign subsidiaries, gains and losses arising from transactions denominated in a currency other than the functional currency are included in the accompanying combined statements of operations. We evaluate our foreign subsidiaries' functional currency on an ongoing basis.

Derivative financial instruments

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values, interest rates and commodity prices that can affect the cost of operating, investing and financing. Accordingly, we address a portion of these risks through a controlled program of risk management that includes the use of derivative financial instruments. We have historically used derivative financial instruments for the purpose of hedging currency, interest rate, and commodity exposures, which exist as a part of ongoing business operations.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue derivative financial instruments for trading purposes. Our objectives for holding derivatives are to minimize risks using the most effective and cost-efficient methods available. Management routinely reviews the effectiveness of the use of derivative financial instruments.

We recognize all of our derivative instruments as either assets or liabilities at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated, and is effective, as a hedge and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of “Accumulated other comprehensive income (loss)” (“AOCI”) and subsequently recognized in earnings when the hedged item affects earnings. The change in fair value of the ineffective portion of a financial instrument, determined using the change in fair value method, is recognized in earnings immediately. The gain or loss related to financial instruments that are not designated as hedges is recognized immediately in earnings.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management's estimate of product failure rates and customer eligibility. If these factors differ from management's estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FASB ASC Topic 740 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
We assess the need to maintain a valuation allowance for deferred tax assets based on an assessment of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income.

Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance.

Failure to achieve forecasted taxable income may affect the ultimate realization of certain deferred tax assets arising from net operating losses. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, general economic conditions, increased competition or other market conditions, costs incurred or delays in product availability.

Pension and postretirement plans

We maintain limited defined benefit pension plans and other postretirement benefit plans, as well as a supplemental employee retirement plan covering certain former executives. Costs associated with these plans are based on actuarial computations. Inherent in these valuations are key assumptions regarding discount rates, expected return on plan assets, rates of compensation increases, and the rates of health care benefit increases. If future trends in these assumptions prove to differ from management's assumptions, revisions to the plan assets and benefit obligations may be required.

Earnings per share

For the Predecessor, basic earnings per share are calculated by dividing net income attributable to common stockholders by the weighted average shares outstanding during the period. Diluted earnings per share are based on the weighted average number of shares outstanding plus the assumed issuance of common shares and related adjustment to net income attributable to common stockholders related to all potentially dilutive securities. For the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, in applying the treasury stock method, equivalent shares of unvested restricted stock and restricted stock units of 349,805 and 578,288, respectively, were included in the weighted average shares outstanding in the diluted calculation. The Successor does not have a capital structure and as such, earnings per share is not presented.

Stock-based compensation

All stock-based compensation is denominated in shares of Old Remy. We account for stock-based compensation plans using the fair value method. Using the fair value method of accounting, compensation expense is measured based on the fair value of the award at the grant date, using the Black-Scholes Model for stock options and the fair market value of Old Remy's common stock for restricted stock, and recognized straight-line over the service period. Performance awards are adjusted for the estimated percentage attainment related to those awards granted with performance conditions.

Restricted stock unit awards that are to be settled in cash are subject to liability accounting. Accordingly, the fair value for such awards are calculated each reporting period based on the most recent closing stock price of Old Remy. As such, the liability is adjusted, and expense is recognized, based on changes to the fair value and the percentage of time vested.

Recent accounting adoptions

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. ASU No. 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. We adopted this guidance on January 1, 2013. The adoption of this guidance increased disclosures, but did not have an impact on our combined financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities, which requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities, that limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements and securities lending transactions to the extent they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. ASU No. 2011-11, as clarified by ASU No. 2013-01, is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. We adopted this guidance on January 1, 2013. The adoption of this guidance had an immaterial impact.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles-Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. ASU No. 2012-02 is effective for annual reporting periods beginning on or after September 15, 2012 and interim periods within those annual periods. The adoption of this guidance did not have an impact on our combined financial position, results of operations or cash flows.

New accounting pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists to provide guidance on the presentation of unrecognized tax benefits. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward with certain limited exceptions. ASU 2013-11 is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods within those annual periods with earlier adoption permitted. This guidance is effective January 1, 2014. ASU 2013-11 should be applied prospectively with retroactive application permitted. The adoption of this guidance is not expected to have a material impact on our combined financial position, results of operations or cash flows.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of December 31, 2013 and 2012, are set forth in the table below:

	Successor
	As of December 31, 2013			As of December 31, 2012
(In thousands)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique
Interest rate swap contracts	$727	$727	C	$(2,218)	$(2,218)	C
Foreign exchange contracts	3,417	3,417	C	5,328	5,328	C
Commodity contracts	(1,333)	(1,333)	C	(1,315)	(1,315)	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

 The following table presents the Successor Company's defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2013:

(In thousands of dollars)	Total	Level 1	Valuation technique
U.S. Plans:
Interest-bearing cash and equivalents	$2,563	$2,563	A
Investments with Registered Investment Companies:
Fixed income securities	14,550	14,550	A
Equity securities	25,798	25,798	A
	42,911	42,911
Non U.S. Plans:
Interest-bearing cash and equivalents	6,417	6,417	A
Investments with Registered Investment Companies:
Fixed income securities	3,858	3,858	A
Equity securities	6,800	6,800	A
	17,075	17,075
Total	$59,986	$59,986

The following table presents the Successor Company's defined benefit plan assets measured at fair value on a recurring basis as of December 31, 2012:

(In thousands of dollars)	Total	Level 1	Valuation technique
U.S. Plans:
Interest-bearing cash and equivalents	$2,329	$2,329	A
Investments with Registered Investment Companies:
Fixed income securities	12,838	12,838	A
Equity securities	22,732	22,732	A
	37,899	37,899
Non U.S. Plans:
Interest-bearing cash and equivalents	89	89	A
Investments with Registered Investment Companies:
Fixed income securities	3,792	3,792	A
Equity securities	5,569	5,569	A
	9,450	9,450
Total	$47,349	$47,349

Investments with registered investment companies are valued at the closing price reported on the active market on which the funds are traded.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets (see Notes 6, 7 and 15). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4. Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within eighteen months to hedge against currency rate fluctuations, and are designated as hedges.

As of December 31, 2013 and 2012, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

	Successor
(In thousands)	Currency denomination as of December 31,
Foreign currency contract	2013	2012
South Korean Won Forward	$74,368	$55,546
Mexican Peso Contracts	$73,520	$66,674
Brazilian Real Forward	$11,427	$18,055
Hungarian Forint Forward	€14,416	€13,565
Great Britain Pound Forward	£3,735	£1,370

Accumulated unrealized net gains of $2,753,000 and $4,218,000 were recorded in AOCI as of December 31, 2013 and 2012, respectively. As of December 31, 2013, gains of $2,562,000 are expected to be reclassified to the statement of operations within the next twelve months. Any ineffectiveness during each of the periods presented was immaterial. The Mexican Peso contracts with 2011 settlements were undesignated hedges and the changes in the fair value were recorded as cost of goods sold in the statement of operations.

Interest rate risk

During 2010, we entered into an interest rate swap agreement in respect to 50% of the outstanding principal balance of our Term B Loan under which we swapped a variable LIBOR rate with a floor of 1.75% to a fixed rate of 3.345%. Due to the significant value of terminated swaps which were rolled into this Term B Loan swap, this Term B Loan interest rate swap was an undesignated hedge and changes in the fair value were recorded as interest expense-net in the accompanying statements of operations.

On March 27, 2013, we terminated our undesignated Term B Loan interest rate swap and transferred the value into a new undesignated interest rate swap agreement of $72,000,000 of the outstanding principal loan balance under which we swap a variable LIBOR rate with a floor of 1.25% to a fixed rate of 4.045% with an effective date of December 30, 2016 and expiration date of December 31, 2019. The notional value of this interest rate swap is $72,000,000, and is reduced by $187,500 quarterly from the effective date. Due to the significant value of the terminated swaps which were transferred into this new swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense-net in the accompanying combined statements of operations.

On March 27, 2013, we also entered into a designated interest rate swap agreement for $72,000,000 of the outstanding principal balance of our long term debt. Under the terms of the new interest rate swap agreement, we swap a variable LIBOR rate with a floor of 1.25% to a fixed rate of 2.75% with an effective date of December 30, 2016 and expiration date of December 31, 2019. The notional value of this interest rate swap is $72,000,000, and is reduced by $187,500 quarterly from the effective date. This interest rate swap has been designated as a cash flow hedging instrument. Accumulated unrealized gains of $1,455,000, excluding the tax effect, were recorded in AOCI as of December 31, 2013, and there were none recorded as of December 31, 2012. As of December 31, 2013, no gains are expected to be reclassified to the statement of operations within the next twelve months. Any ineffectiveness during each of the periods presented was immaterial.

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Amended and Restated Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to twenty-four months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had thirty-two commodity price hedge contracts outstanding at December 31, 2013, and thirty-six commodity price hedge contracts outstanding at December 31, 2012, with combined notional quantities of 6,368 and 6,566 metric tons of copper, respectively. These contracts mature within the next eighteen months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized net losses of $1,261,000 and $355,000, excluding the tax effect, were recorded in AOCI as of December 31, 2013 and 2012, respectively. As of December 31, 2013, pre-tax losses of $1,397,000 are expected to be reclassified to the accompanying combined statement of operations within the next 12 months. Hedge ineffectiveness during each of the periods presented was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a gross basis. We have entered into International Swaps and Derivatives Association agreements with each of its significant derivative counterparties. These agreements provide bilateral netting and offsetting of accounts that are in a liability position with those that are in an asset position. These agreements do not require us to maintain a minimum credit rating in order to be in compliance with the terms of the agreements and do not contain any margin call provisions or collateral requirements that could be triggered by derivative instruments in a net liability position. As of December 31, 2013, we have not posted any collateral to support its derivatives in a liability position.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying combined statements of operations. Derivative gains and losses included in AOCI for effective hedges are reclassified into the accompanying combined statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying combined statements of operations. Our undesignated hedges are primarily our interest rate swaps whose fair value at inception of the instrument due to the roll over of existing interest rate swaps resulted in ineffectiveness. The following table discloses the fair values and balance sheet locations of our derivative instruments:

Successor
	Asset derivatives			Liability derivatives
(In thousands)	Balance sheet location	December 31, 2013	December 31, 2012	Balance sheet location	December 31, 2013	December 31, 2012
Derivatives designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$257	$427	Other current liabilities and accrued expenses	$—	$2,009
Commodity contracts	Other noncurrent assets	195	267	Other noncurrent liabilities	1,785	—
Foreign currency contracts	Prepaid expenses and other current assets	3,630	5,537	Other current liabilities and accrued expenses	141	26
Foreign currency contracts	Other noncurrent assets	108	127	Other noncurrent liabilities	180	310
Interest rate swap contracts	Other noncurrent assets	1,455	—	Other noncurrent liabilities	—	—
Total derivatives designated as hedging instruments		$5,645	$6,358		$2,106	$2,345
Derivatives not designated as hedging instruments:
Interest rate swap contracts	Prepaid expenses and other current assets	$—	$—	Other current liabilities and accrued expenses	$—	$2,218
Interest rate swap contracts	Other noncurrent assets	—	—	Other noncurrent liabilities	728	—
Total derivatives not designated as hedging instruments		$—	$—		$728	$2,218

 The following tables disclose the effect of the Successor Company's derivative instruments on the accompanying combined statement of operations for the year ended December 31, 2013 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(5,708)	Cost of goods sold	$(4,803)	Cost of goods sold	$(54)
Foreign currency contracts	4,337	Cost of goods sold	5,619	Cost of goods sold	—
Interest rate swap contracts	1,455	Interest expense–net	—	Interest expense–net	—
	$84		$816		$(54)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap	Interest expense–net	$1,490

The following tables disclose the effect of the Successor Company's derivative instruments on the accompanying combined statement of operations for the period August 15, 2012 to December 31, 2012 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(516)	Cost of goods sold	$(160)	Cost of goods sold	$4
Foreign currency contracts	6,129	Cost of goods sold	1,502	Cost of goods sold	—
	$5,613		$1,342		$4

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap contracts	Interest expense–net	$(134)

The following tables disclose the effect of the Predecessor Company's derivative instruments on the accompanying consolidated statement of operations for the period January 1, 2012 to August 14, 2012 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(234)	Cost of goods sold	$(2,781)	Cost of goods sold	$(24)
Foreign currency contracts	9,763	Cost of goods sold	(3,368)	Cost of goods sold	—
	$9,529		$(6,149)		$(24)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap contracts	Interest expense–net	$(332)

The following tables disclose the effect of the Predecessor Company's derivative instruments on the accompanying consolidated statement of operations for the year ended December 31, 2011 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(7,722)	Cost of goods sold	$6,742	Cost of goods sold	$(91)
Foreign currency contracts	(7,567)	Cost of goods sold	2,658	Cost of goods sold	—
	$(15,289)		$9,400		$(91)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Foreign currency contracts	Cost of goods sold	$(2,213)
Interest rate swap contracts	Interest expense–net	$(1,659)

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration. We conduct a significant amount of business with GM, Hyundai Motor Corporation ("Hyundai"), and three large automotive parts retailers. Net sales to these customers in the aggregate represented 47.4%, 49.4%, 50.0% and 49.1% of combined net sales for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively.

GM represents our largest customer and accounted for approximately 15.9%, 18.8%, 21.6% and 20.7% of our net sales for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively. Net sales to Hyundai accounted for approximately 10.2%, 9.2%, 8.5% and 7.9% of our net sales for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic, Korean and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying statements of operations as interest expense with other financing costs. The cost of factoring such accounts receivable for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 was $5,710,000, $2,245,000, $3,227,000 and $6,501,000, respectively. Gross amounts factored under these facilities as of December 31, 2013 and 2012, were $244,940,000 and $183,547,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Net inventories consisted of the following:

	Successor
	As of December 31,
(In thousands)	2013	2012
Raw materials	$42,322	$47,972
Core inventory	36,581	31,191
Work-in-process	8,398	9,934
Finished goods	72,039	69,839
	$159,340	$158,936

Raw materials also include materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products.

6. Property, plant and equipment

Property, plant and equipment consisted of the following:

	Successor
	As of December 31,
(In thousands)	2013	2012
Land and buildings	$40,723	$39,233
Machinery and equipment	161,958	140,028
	$202,681	$179,261
Depreciation and amortization expense of property, plant, and equipment, including assets recorded under capital leases, for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 was $26,461,000, $9,660,000, $11,763,000 and $19,110,000, respectively.

7. Goodwill and other intangible assets
The following table represents the carrying value of other intangible assets:

	Successor
	As of December 31, 2013			As of December 31, 2012
(In thousands)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net
Definite-life intangibles:
Intellectual property	$12,434	$1,484	$10,950	$9,859	$360	$9,499
Customer relationships	197,960	28,691	169,269	198,436	8,026	190,410
Customer contract	80,311	38,059	42,252	76,428	10,340	66,088
Total	290,705	68,234	222,471	284,723	18,726	265,997
Indefinite-life intangibles:
Trade names	85,510	—	85,510	85,510	—	85,510
Intangible assets, net	$376,215	$68,234	$307,981	$370,233	$18,726	$351,507
Goodwill	$242,105	$—	$242,105	$242,105	$—	$242,105

Successor

Intellectual property and trade names were valued based on the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the intellectual property or trade name in order to exploit the economic benefits.

As of August 14, 2012, a total value of $9,114,000 was allocated to intellectual property and will be amortized over 10 years. In the year ended December 31, 2013 and in the period August 15, 2012 through December 31, 2012, we added $2,575,000 and $745,000 of intellectual property, respectively, at cost with a weighted average life of approximately 15 years. The weighted average useful life of intellectual property intangibles as of December 31, 2013 was 7.0 years.

As of August 14, 2012, the trade names have been valued at $85,510,000 and assigned an indefinite life. The Company uses a number of trade names covering its products including “Remy,” and “Delco-Remy.” These trade names represent the goodwill and reputation that the Company has built up through the years by selling high-quality products to its customers.

Customer contract intangibles and customer relationships were valued using an excess earnings approach after considering a fair return on fixed assets, working capital, trade names, intellectual property, and assembled workforce. As of August 14, 2012, customer contract intangibles were assigned a value of $75,620,000 with a weighted average useful life of 3.3 years. During the year ended December 31, 2013, and the period August 15, 2012 through December 31, 2012, we had additions of approximately $3,883,000 and $808,000, respectively, with a weighted average useful life of 4.0 years and 5.0 years, respectively, based on the estimated useful lives of the contracts. The weighted average useful life of the customer contract intangibles was 4.0 years as of December 31, 2013. We do not typically assume a renewal or extension of the terms in determining the amortization period.

As of August 14, 2012, a value of $197,960,000 was assigned to customer relationships and will be amortized on a straight-line basis over 10 years. In addition, Imaging had $476,000 of customer relationships in the opening balance sheet of the Successor, based on historical balances with a useful life of 1.38 years. The weighted average useful life of the customer relationship intangibles was 10 years as of December 31, 2013.

Predecessor

Prior to August 14, 2012, Old Remy had intellectual property primarily consisted of patent filing costs, purchases of intellectual property, and $9,000,000 assigned as a result of applying fresh-start accounting in 2007 for the value of trade secrets, patents, and regulatory approvals. The value assigned in fresh-start accounting was based on the relief from royalty method utilizing the forecasted revenue and applying a royalty rate based on similar arm's length licensing transactions.

Prior to August 14, 2012, Old Remy had customer relationships consisting of $35,500,000 assigned during fresh-start in 2007 based on the value of its relationship with certain customers and the ability to generate future recurring income. The amortization period was 10 years based on an estimate of the remaining useful life.

Prior to August 14, 2012, Old Remy had customer contract intangibles consisting of the excess of the prices paid for the cores and inventory over fair value, and the value of any agreed support for new contracts with customers and $29,800,000 assigned as a result of applying fresh-start accounting in 2007 based on its contracts with certain customers and the associated revenue streams.

As a result of fresh-start accounting, Old Remy recorded $59,700,000 of trade names based on the earnings potential and relief of costs associated with licensing the trade names. Old Remy's trade names were assigned an indefinite life. As a result of the change in economic conditions in 2010, Old Remy reassessed the useful life of a certain indefinite life trade name. On December 31, 2010, it assigned a 10-year useful life to the trade name which had a value of $6,000,000.

In the fourth quarter of 2013, 2012, and 2011, the Successor and Predecessor companies performed their annual quantitative impairment analysis of goodwill, which indicated that the estimated fair value of each reporting unit with goodwill substantially exceeded its corresponding carrying amount, and as such, no reporting unit was at risk of impairment. The Successor and Predecessor companies also performed their annual impairment analysis for the indefinite-lived trade names in the fourth quarter of 2013, 2012, and 2011 using a quantitative assessment, and concluded that no impairment existed as of the testing dates. In the third quarter of 2011, we fully impaired our defined-life intangible trade name by $5,600,000. The impairment was the result of a change in revenue being generated by the products sold under our trade name to products sold under our customer's private label brand. Our Level 3 estimated fair value analysis was based on a relief from royalty methodology utilizing the projected future revenues, and applying a royalty rate based on similar arm's length licensing transactions for the related margins. The intangible asset impairment was recorded in the accompanying statements of operations in “Intangible asset impairment charges.”

We have entered into several transactions and agreements with GM and certain of its subsidiaries related to their respective businesses. Pursuant to a Trademark License Agreement between us and GM, GM granted us an exclusive license to use the “Delco Remy” trademark on and in connection with automotive starters and heavy-duty starters and alternators initially until July 31, 2004, and extendable indefinitely upon payment of a fixed $100,000 annual licensing fee to GM. The “Delco Remy” and “Remy” trademarks are registered in the U.S., Canada and Mexico and in major markets worldwide. We own the “Remy” trademark. GM has agreed that upon our request, they will register the “Delco Remy” trademark in any jurisdiction where they are not currently registered.

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed. We do not assume any residual value in our intangible assets. Amortization expense of definite-lived intangibles for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 was $49,993,000, $18,726,000, $11,592,000 and $22,448,000, respectively. Estimated future amortization, in thousands, for intangibles with definite lives at December 31, 2013, is:

2014	$40,975
2015	34,036
2016	29,465
2017	21,443
2018	20,977

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $37,250,000 and noncurrent deferred tax assets of $8,526,000 as of December 31, 2013. Other noncurrent assets primarily consisted of core return rights of $33,908,000 and noncurrent deferred tax assets of $6,262,000 as of December 31, 2012.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consist of the following:

	Successor
	As of December 31,
(In thousands)	2013	2012
Accrued warranty	$27,083	$23,374
Accrued wages and benefits	20,706	18,770
Current portion of customer obligations	4,560	9,326
Rebates, stocklifts, discounts and returns	18,922	15,865
Current deferred revenue	2,270	1,689
Other	37,335	38,183
	$110,876	$107,207

Changes to current and noncurrent accrued warranty were as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Balance at beginning of period	$27,194	$32,278	$30,278	$32,510
Provision for warranty	44,215	9,713	26,568	45,597
Payments and charges against the accrual	(40,628)	(14,797)	(24,568)	(47,829)
Balance at end of period	$30,781	$27,194	$32,278	$30,278

10. Other noncurrent liabilities

Other noncurrent liabilities consist of the following:

	Successor
	As of December 31,
(In thousands)	2013	2012
Customer obligations, net of current portion	$—	$3,689
Noncurrent deferred revenue	4,757	5,761
Other	20,028	19,744
	$24,785	$29,194

11. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

	Successor
	As of December 31,
(In thousands)	2013	2012
Asset-Based Revolving Credit Facility, First Amendment- Maturity date of September 5, 2018	$—	$—
Term B Loan- Maturity date of December 17, 2016	—	287,329
Amended and Restated Term B Loan- Maturity date of March 5, 2020	296,567	—
Total Senior Credit Facility and Notes	296,567	287,329
Capital leases	2,226	3,053
Less current maturities	(3,392)	(3,470)
Long-term debt less current maturities	$295,401	$286,912

Future maturities of long-term debt outstanding at December 31, 2013, including capital lease obligations, and excluding original issue discount, in thousands, consist of the following:

Successor

2014	$3,392
2015	3,407
2016	3,421
2017	3,353
2018	3,255
Thereafter	282,398

On March 5, 2013, we entered into a First Amendment to our existing ABL Revolver Credit Agreement ("ABL First Amendment") to extend the maturity date of the Asset-Based Revolving Credit Facility ("ABL") from December 17, 2015 to September 5, 2018 and reduce the borrowing rate. The ABL First Amendment bears an interest rate to a defined Base Rate plus 0.50%-1.00% per year or, at our election, at an applicable LIBOR Rate plus 1.50%-2.00% per year and is paid monthly. The ABL First Amendment maintains the current availability at $95,000,000, but may be increased, under certain circumstances, by $20,000,000. The ABL First Amendment is secured by substantially all domestic accounts receivable and inventory. At December 31, 2013, the revolver balance was zero. Based upon the collateral supporting the ABL First Amendment, the amount borrowed, and the outstanding letters of credit of $2,535,000, there was additional availability for borrowing of $72,521,000 on December 31, 2013. We will incur an unused commitment fee of 0.375% on the unused amount of commitments under the ABL First Amendment.

On March 5, 2013, we entered into a $300,000,000 Amended and Restated Term B Loan Credit Agreement (“Amended and Restated Term B Loan”) to refinance the existing $286,978,000 Term B Loan, extend the maturity from December

17, 2016 to March 5, 2020, and reduce the borrowing rate. The Amended and Restated Term B Loan bears an interest rate consisting of LIBOR (subject to a floor of 1.25%) plus 3.0% per year with an original issue discount of $750,000. The Amended and Restated Term B Loan also contains an option to increase the borrowing provided certain conditions are satisfied, including maintaining a maximum leverage ratio. The Amended and Restated Term B Loan is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL First Amendment. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than March 5, 2020. The Amended and Restated Term B facility is subject to an excess cash flow calculation, which may require the payment of additional principal on an annual basis. As of December 31, 2013, the excess cash flow calculation was zero. At December 31, 2013, the average borrowing rate, including the impact of the interest rate swaps, was 4.25%. As a result of the refinancing of our Term B Loan syndication, we recorded a loss on extinguishment of debt and refinancing fees of $2,737,000 during 2013.

FNF and related subsidiaries participated in our Amended and Restated Term B Loan Credit Agreement on March 5, 2013 and held $29,700,000 principal amount of our Amended and Restated Term B loan as of December 31, 2013. FNF and related subsidiaries held $28,698,000 of the principal amount of our Term B Loan as of December 31, 2012.

Additionally, FNF and related subsidiaries held $29,700,000 principal amount of our Term B Loan as of December 31, 2011.

As of December 31, 2013, the estimated fair value of our Amended and Restated Term B Loan was $300,157,000, which was $3,590,000 more than the carrying value. As of December 31, 2012, the estimated fair value of our previous Term B Loan was $290,029,000, which was $2,700,000 more than the carrying value. The Level 2 fair market values were based on established market prices as of December 31, 2013 and 2012. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All credit agreements contain various covenants and representations that are customary for transactions of this nature. We are in compliance with all covenants as of December 31, 2013. The credit agreements contain various restrictive covenants, which include, among other things: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; (iii) mandatory prepayments upon certain asset sales and debt issuances; and (iv) limitations on the payment of dividends in excess of a specified amount. The term loan also includes events of default customary for a facility of this type, including a cross-default provision under which the lenders may declare the loan in default if we (i) fail to make a payment when due under any debt having a principal amount greater than $5 million or (ii) breach any other covenant in any such debt as a result of which the holders of such debt are permitted to accelerate its maturity.

Short-term debt

We have revolving credit facilities with four Korean banks with a total facility amount of approximately $17,057,000 of which $2,369,000 is borrowed at average interest rates of 3.46% at December 31, 2013. In Hungary, there are two revolving credit facilities with two separate banks for a total facility amount of approximately of $4,316,000 of which nothing is borrowed at December 31, 2013.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 4.0% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $2,614,000 at December 31, 2013 and approximately $3,581,000 at December 31, 2012, net of accumulated amortization.

12. Redeemable preferred stock

Series A Preferred Stock- As of December 31, 2010, 27,000 shares of Old Remy Series A preferred stock, with a par value of $0.0001 per share, were issued and outstanding in the amount of $27,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $500,000, which has been netted against the issuance proceeds. Series A preferred stockholders have no voting rights, except as defined in Exhibit A of the Old Remy Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $739,000 for the year ended December 31, 2011.

Series B Preferred Stock- As of December 31, 2010, 60,000 shares of Old Remy Series B preferred stock, with par value of $0.0001 per share, were issued and outstanding in the amount of $60,000,000, the liquidation preference amount. Preferred stockholders received a “Backstop Fee” of $1,200,000, which has been netted against the issuance proceeds. Series B preferred stockholders have no voting rights, except as defined in Exhibit B of the Old Remy Amended and Restated Certificate of Incorporation as in effect on December 31, 2010. Dividends are cumulative whether or not declared by the board of directors and have been accrued in the amount of $1,375,000 for the year ended December 31, 2011.

The holders of the Old Remy preferred stock were entitled to dividends which accrued on a daily basis at an annual rate of three month LIBOR plus 20% on the liquidation preference amount. If not declared and paid quarterly, such dividends were added to the liquidation preference and accrue and compound at such dividend rate (i.e. compounded quarterly with PIK). The dividends accrued and remained unpaid until conversion or liquidation, prior and in preference to any declaration or payment of any dividend on the common stock. Any partial payments, for dividends or in liquidation, were made pro rata among the holders of the preferred stock. No dividend or distribution to common stockholders could be made unless all prior dividends on the preferred stock, since the closing date, are paid or declared and sufficient funds for the payment have been set aside.

January 2011 Series A and Series B preferred stock redemption

On January 14, 2011, Old Remy received the requisite two-thirds common stockholder vote approving the amendment to Old Remy Amended and Restated Certificate of Incorporation as in effect on December 31, 2010 to allow Old Remy to redeem its Series A preferred stock and Series B preferred stock at its option. The amendment to the Amended and Restated Certificate of Incorporation allowed for us to redeem the Series A and Series B Preferred Stock at a redemption price equal to 115% of the liquidation preference plus accrued and unpaid dividends to the date of payment of the redemption proceeds.

On January 19, 2011, the Board of Directors declared a dividend of $37,246,000 on the shares of Series A and Series B preferred stock to stockholders of record on January 20, 2011, and issued a notice of redemption of the remaining Series A and Series B preferred stock. On January 31, 2011, Old Remy redeemed its outstanding shares of Series A and Series B preferred stock for $45,022,000, which included $5,872,000 premium of liquidation preference at redemption and accrued dividends of $153,000. In January 2011, Old Remy recorded a loss on extinguishment of its preferred stock shares of $7,572,000 related to the premium on liquidation preference at redemption and $1,700,000 related to the “Backstop Fees.”

13. Stockholders' equity

Predecessor

Common stock

On December 12, 2012, Old Remy amended its Amended and Restated Certificate of Incorporation. The amendment authorizes Old Remy to issue 280,000,000 shares, consisting of 240,000,000 shares of common stock, par value $0.0001 per share, and 40,000,000 shares of preferred stock, par value $0.0001 per share. As of December 31, 2013, there are 31,981,544 Old Remy common stock shares outstanding and no preferred stock shares outstanding.

The holders of Old Remy common stock are entitled to one vote on all matters properly submitted on which the common stockholders are entitled to vote.

December 2012 employee stock purchase plan

On December 21, 2012, Old Remy completed its Employee Stock Purchase plan which resulted in the issuance of 11,107 shares of common stock. The offering was for shares of Old Remy common stock in a subscription offering to eligible employees of Old Remy and certain of their immediate family members. This was the initial public offering of the common stock of Old Remy. The initial public offering price was $17.00 per share.

Any person purchasing shares in this offering received extra shares for no additional consideration (“additional shares”) at a rate of 15 shares for every 100 shares purchased, with any fraction of an additional share rounded down.

The minimum number of shares that a person could have subscribed to purchase in this offering was 100 shares and the maximum (not including additional shares that would be issued) was 200 shares.

January 2011 common stock rights offering

On January 14, 2011, Old Remy received the requisite two-thirds common stockholder vote approving the rights offering with certain related parties and the proposed amendment to Old Remy's certificate of incorporation which allowed Old Remy to redeem its Series A preferred stock and Series B preferred stock at Old Remy's option.

Pursuant to the terms of the January 2011 rights offering, Old Remy offered shares of common stock at a price of $11.00 per share to existing holders of common stock as of November 12, 2010, who certified to Old Remy that they are accredited investors or institutional accredited investors.

Eligible stockholders exercised rights for 19,723,786 shares of Old Remy common stock for $216,961,000, consisting of cash proceeds of approximately $123,426,000, and the cancellation of 48,004 shares of Old Remy preferred stock having an aggregate liquidation preference and accrued dividends of approximately $93,535,000. Subsequent to the January 2011 rights offering, Old Remy had 31,467,367 shares of common stock issued. Old Remy utilized the proceeds from the January 2011 rights offering to redeem its remaining outstanding Series A and Series B preferred shares as discussed in Note 12.

Treasury stock

During 2013, Old Remy withheld 67,087 shares at cost, or $1,248,000, to satisfy tax obligations for vesting of restricted stock granted to its employees under the Old Remy Omnibus Incentive Plan, or "Omnibus Incentive Plan". During 2012, Old Remy withheld 15,276 shares at cost, or $229,000, to satisfy tax obligations for its Employee Stock Purchase Plan and certain vesting of restricted stock under the Omnibus Incentive Plan.

Dividend payment

Since May 2012, Old Remy's Board of Directors have declared quarterly cash dividends of ten cents ($0.10) per share, and paid amounts totaling $12,669,000 and $9,226,000 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, a dividend payable of $425,000 and $335,000, respectively, was recorded for unvested restricted stock and is payable upon vesting.

On January 30, 2014, Old Remy's Board of Directors declared a quarterly cash dividend of ten cents ($0.10) per share. The dividend was payable in cash on February 28, 2014 to stockholders of record as of the close of business February 14, 2014.

Successor

Net parent investment

As of August 14, 2012 when FNF obtained a controlling interest in Old Remy and purchase accounting was applied, the equity accounts combine into one line on the balance sheet as Net parent investment. During the period from August 15, 2012 through December 31, 2013, all equity activity except Accumulated other comprehensive income is included in Net parent investment. See the accompanying combined statements of changes in combined equity.

14. Accumulated other comprehensive income (loss)

The following table discloses the changes in each component of accumulated other comprehensive income (loss), net of tax for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 (in thousands):

	Foreign currency translation adjustment	Unrealized gains (losses) on currency hedges	Unrealized gains (losses) on commodity hedges	Interest rate swaps	Employee benefit plan adjustment	Accumulated other comprehensive income (loss)
Predecessor balances at December 31, 2010	$(17,942)	$712	$5,606	$(1,574)	$(8,159)	$(21,357)
Other comprehensive income (loss) before reclassifications	(4,682)	(8,014)	(7,813)	—	(12,682)	(33,191)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(2,211)	(6,651)	—	(2,320)	(11,182)
Other comprehensive income (loss)	(4,682)	(10,225)	(14,464)	—	(15,002)	(44,373)
Predecessor balances at December 31, 2011	(22,624)	(9,513)	(8,858)	(1,574)	(23,161)	(65,730)
Other comprehensive income (loss) before reclassifications	(3,030)	5,700	(1,731)	—	407	1,346
Amounts reclassified from accumulated other comprehensive income (loss)	—	2,898	2,805	—	(513)	5,190
Other comprehensive income (loss)	(3,030)	8,598	1,074	—	(106)	6,536
Predecessor balances at August 14, 2012	$(25,654)	$(915)	$(7,784)	$(1,574)	$(23,267)	$(59,194)

Successor balances at August 15, 2012	—	—	—	—	—	—
Other comprehensive income (loss) before reclassifications	$5,790	$5,144	$(1,790)	$—	$1,545	$10,689
Amounts reclassified from accumulated other comprehensive income (loss)	—	(926)	95	—	18	(813)
Other comprehensive income (loss)	5,790	4,218	(1,695)	—	1,563	9,876
Successor balances at December 31, 2012	$5,790	$4,218	$(1,695)	$—	$1,563	$9,876
Other comprehensive income (loss) before reclassifications	3,651	3,032	(3,044)	886	6,298	10,823
Amounts reclassified from accumulated other comprehensive income (loss)		(4,497)	2,963	—	5	(1,529)
Other comprehensive income (loss)	3,651	(1,465)	(81)	886	6,303	9,294
Successor balances at December 31, 2013	$9,441	$2,753	$(1,776)	$886	$7,866	$19,170

The following table discloses the effect of reclassifications of accumulated other comprehensive income on the accompanying combined statement of operations (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Successor		Predecessor		Affected Line Item in the Statement Where Net Income is Presented
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
	2013	2012	2012	2011
Gains (losses) on cash flow hedges:
Foreign currency contracts	$5,619	$1,502	$(3,368)	$2,658	Cost of goods sold
Commodity contracts	(4,857)	(156)	(2,805)	6,651	Cost of goods sold
	762	1,346	(6,173)	9,309	Total before tax
	772	(515)	470	(447)	Tax benefit (expense)
	1,534	831	(5,703)	8,862	Net of tax

Amortization of employee benefit plan costs:
Prior service costs	$—	$—	$977	$7,928	Selling, general and administrative expenses
Net actuarial loss	(16)	(18)	(464)	(5,608)	Selling, general and administrative expenses
	(16)	(18)	513	2,320	Total before tax
	11	—	—	—	Tax benefit (expense)
	(5)	(18)	513	2,320	Net of tax

Total reclassifications for the period	$1,529	$813	$(5,190)	$11,182	Net of tax

15. Restructuring and other charges

We account for restructuring costs in accordance with FASB ASC Topic 420, Exit or Disposal Cost Obligations, and FASB ASC Topic 712, Compensation - Nonretirement Postemployment Benefits. Restructuring costs consist of costs associated with business realignment and streamlining activities and entail exit costs such as lease termination costs, certain operating costs relating to closed leased facilities, employee severance and related costs, and certain other related costs. Such costs are recorded when the liability is incurred in accordance with the prescribed accounting at the then estimated amounts. These estimates are subject to the inherent risk of uncertainty in the estimation process, especially as to the accrual of future net rental charges on exited facilities. Subsequent changes to such estimates are recorded as restructuring charges in the year the change in the estimate is made.

Most of our restructuring activities over the last three years relate to management's ongoing plan for capacity realignment and streamlining of operations to meet the demands of the various markets we serve and the current economic conditions, and to make us more cost competitive. The restructuring activities primarily relate to the following categories:

•
Capacity alignment and streamlining of both our facilities and our workforce to become more cost competitive through consolidation of excess capacity, movement of operations to lower cost facilities, and reductions of our workforce;

•	Streamlining of our workforce in facilities that were not consolidated to become more cost competitive; and

•	Management realignment in efforts to simplify the structure.

Significant components of restructuring and other charges for the approved activities are (in thousands):

		Successor		Predecessor
	Total expected costs	Expense incurred in				Estimated future expense
		Year ended December 31, 2013	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31, 2011
			2012	2012
2013 Activities
Severance	$1,756	$1,756	$—	$—	$—	$—
Exit costs	692	692	—	—	—	—
	$2,448	$2,448	$—	$—	$—	$—
2012 Activities
Severance	$4,533	$795	$1,264	$2,474	$—	$—
Exit costs	1,480	823	348	63	—	246
Other charges	1,687	—	—	1,687	—	—
	$7,700	$1,618	$1,612	$4,224	$—	$246
2011 Activities
Severance	$4,518	$—	$87	$1,548	$2,883	$—
Exit costs	801	—	—	241	560	—
	$5,319	$—	$87	$1,789	$3,443	$—

We intend to fund the future restructuring expenses from our existing revolver facility and funds generated from operations. Restructuring charges and asset impairments are as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Severance and termination benefits	$2,551	$1,351	$4,022	$2,995
Exit costs	1,515	348	304	577
Other charges	—	—	1,687	—
Total restructuring and other charges	$4,066	$1,699	$6,013	$3,572

During 2013, the severance charges and exit costs were related to the closure of our Mezokovesd, Hungary plant, restructuring actions in our China operations in association with our acquisition of our noncontrolling interest in our majority-owned Chinese joint venture (see Note 24), reductions in force in our North American facilities, and lease termination costs.

During 2012, the restructuring charges related to reductions in force related to further management realignment, the closure of our Matehuala, Mexico facility and Europe operations, and exit costs related to our Mexico, Europe and Virginia facilities. During the second quarter of 2012, the company engaged a consulting firm to assist in the analysis of the North America operations. The other charges are related to these consulting fees and other related expenses.

During 2011, restructuring charges for severance costs related to a management realignment, reductions in force in both Europe and the United States, and exit costs in Europe and continued consolidation of our North American facilities, including the closure of our operations in Virginia.

Accrued restructuring

The following table summarizes the activity in the restructuring accrual:

(In thousands)	Termination benefits	Exit costs	Other charges	Total
Predecessor Accrual at January 1, 2012	$2,539	$386	$—	$2,925
Provision in 2012	4,022	304	1,687	6,013
Payments in 2012	(3,238)	(526)	(1,687)	(5,451)
Predecessor Accrual at August 14, 2012	3,323	164	—	3,487

Successor Accrual at August 14, 2012	3,323	164	—	3,487
Provision for remainder of 2012	1,351	348	—	1,699
Payments for remainder of 2012	(1,101)	(406)	—	(1,507)
Successor Accrual at December 31, 2012	3,573	106	—	3,679
Provision in 2013	2,551	1,515	—	4,066
Payments in 2013	(5,143)	(1,576)	—	(6,719)
Successor Accrual at December 31, 2013	$981	$45	$—	$1,026

During 2014, we expect to pay substantially all of the termination benefits and exit costs accrued as of December 31, 2013.

16. Income taxes

Income before income taxes was taxed in the following jurisdictions:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
U.S.	$(9,700)	$484	$27,565	$45,053
Non-U.S.	34,463	10,774	13,304	45,091
	$24,763	$11,258	$40,869	$90,144

The following is a summary of the components of the provision for income tax expense (benefit):

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Current:
Federal	$1,434	$3,530	$1,917	$1,798
State and local	(158)	456	606	804
Non-U.S.	15,655	(1,187)	12,210	14,230
Deferred:
Federal	(2,184)	1,827	(71,053)	(1,527)
State and local	176	(110)	(13,076)	(179)
Non-U.S.	(5,964)	(1,662)	(3,586)	(313)
Income tax expense (benefit)	$8,959	$2,854	$(72,982)	$14,813

For the year ended December 31, 2013, the U.S. federal and state deferred tax expense relates to the utilization of net operating loss carryforwards, R&D credits and alternative minimum tax credits. For the period August 15, 2012 to December 31, 2012, the U.S. federal and state deferred tax expense relates to the amortization of intangibles and depreciation of fixed assets. For the period January 1, 2012 to August 14, 2012, the U.S. federal and state deferred tax expense relates to the utilization of net operating loss carryforwards and a release of the valuation allowance. For the year ended December 31, 2011, the U.S. federal and state deferred tax expense relates to goodwill amortization for tax purposes creating tax loss carryforwards to which a full valuation allowance has been recorded.

A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
	2013	2012	2012	2011
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of Federal tax benefit, if applicable	(0.5)	(6.7)	1.1	0.6
Permanent items and other	16.6	37.5	1.3	2.2
Non-U.S. operations	(1.4)	1.4	1.5	2.4
Goodwill	—	—	—	0.7
Valuation allowance changes affecting the provision	(13.5)	(41.8)	(217.5)	(24.5)
Effective income tax rate	36.2%	25.4%	(178.6)%	16.4%

The following table summarizes the total provision for income taxes by component:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Income tax expense (benefit)	$8,959	$2,854	$(72,982)	$14,813
Allocated to other comprehensive income (loss):
Financial instruments	72	(1,748)	2,473	(2,044)
Pensions	(3,758)	(3,201)	(241)	—

 The following is a summary of the significant components of our deferred income tax assets and liabilities.

	Successor
	As of December 31,
(In thousands)	2013	2012
Deferred tax assets:
Restructuring charges	$289	$245
Employee benefits	12,016	13,804
Inventories	2,875	2,042
Warranty	10,194	9,714
Alternative minimum tax and other credits	16,356	17,118
Net operating loss carryforwards	55,855	65,039
Customer contracts & other intangibles	1,428	388
Rebates, stock, discounts and returns	5,898	4,814
Unrealized gain/(loss) on financial instruments	2,481	2,336
Other	6,935	11,301
Total deferred tax assets	114,327	126,801
Valuation allowance	(11,917)	(16,044)
Deferred tax assets, net of valuation allowance	102,410	110,757
Deferred tax liabilities:
Depreciation	(9,189)	(8,168)
Goodwill and other intangibles	(89,876)	(105,306)
Trade names	(18,846)	(18,846)
Other	(10,345)	(10,011)
Total deferred tax liabilities	(128,256)	(142,331)
Net deferred tax liability	$(25,846)	$(31,574)

At December 31, 2013, we had unused U.S. federal net operating loss carryforwards of approximately $101,500,000 that expire during 2023 through 2026. Pursuant to Internal Revenue Code Section 382, we are limited to approximately $10,555,000 use in any one year of the pre-bankruptcy net operating loss carryforward and credit equivalents in our federal income tax return. We also had unused U.S. alternative minimum tax credit carryforwards of $3,256,000 that may be carried forward indefinitely. In addition, we had research and development credit carry forwards for federal and state purposes of $12,893,000 that will expire during 2017 through 2030.

At December 31, 2013 and 2012, we had unused Non-U.S. loss carryforwards totaling $63,728,000 and $54,576,000, respectively. No Non-U.S. net operating loss carryforwards will expire during 2014, foreign net operating loss carryforwards totaling $11,867,000 will expire during 2015 through 2022, and foreign net operating loss carryforwards totaling $51,861,000 have no expiration.

We review the likelihood that the Company will realize the benefit of its deferred tax assets and, therefore, the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining whether or not it is more likely than not that a valuation allowance is required, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence. The factors considered by management in its determination of the probability of the realization of the deferred tax assets include but are not limited to: recent adjusted historical financial results, historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. If, based upon the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, a valuation allowance is recorded.

In performing our analysis of whether a valuation allowance is required, we utilize a rolling twelve quarters of pre-tax book results adjusted for significant permanent book to tax differences as a measure of cumulative results in recent years. In certain states in the United States and foreign jurisdictions, our analysis indicates that we have cumulative three year historical losses on this basis. This is considered significant negative evidence which is difficult to overcome. Therefore, we maintain a valuation allowance in those jurisdictions. However, the three year loss position is not solely determinative and, accordingly, management considers all other available positive and negative evidence in its analysis.

There is no corresponding income tax benefit recognized with respect to losses incurred and no corresponding income tax expense recognized with respect to earnings generated in jurisdictions with a valuation allowance. This causes variability in our effective tax rate. We intend to maintain the valuation allowances until it is more likely than not that the net deferred tax assets will be realized. If operating results improve or deteriorate on a sustained basis, our conclusions regarding the need for a valuation allowance could change, resulting in either the reversal or initial recognition of a valuation allowance in the future, which could have a significant impact on income tax expense in the period recognized and subsequent periods.

For the period January 1, 2012 to August 14, 2012, as part of our review in determining the need for a valuation allowance, we assessed the potential release of existing valuation allowances. Based upon this assessment the period January 1, 2012 to August 14, 2012, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed resulting in a discrete income tax benefit of $84,705,000 during the period January 1, 2012 to August 14, 2012. Our conclusion was based on cumulative three year pretax income for United States federal taxes, consecutive years of pretax income for United States federal taxes, and the anticipation of continuing profitability based on existing contractual arrangements which are expected to produce more than enough taxable income to realize the deferred tax assets based on existing sales prices and cost structure and our current Internal Revenue Code Section 382 limitations. As of December 31, 2012, the Company has retained a valuation allowance of approximately $5,598,000 on certain United States deferred tax assets. If a release of the remaining U.S. valuation allowance occurs, it will have a significant impact on net income in the period in which it occurs.

At December 31, 2013, the Company has retained a valuation allowance of approximately $4,997,000 on certain United States tax credits. During 2013, there was a release of a valuation allowance in the amount of $2,703,000 due to the expiration of a capital loss which had a full valuation allowance. During 2013, an increase of $2,102,000 was made to the United States valuation allowance against the utilization of state tax credits.

During 2013 and the period August 15, 2012 to December 31, 2012, the Company concluded that certain Non-U.S. locations no longer needed a valuation allowance and recorded the release of $2,733,000 and $4,708,000, respectively, of valuation allowance, which was recognized as an income tax benefit. The release was due to either effects of the change in tax law or the three year cumulative and consecutive year income before tax for certain foreign tax jurisdictions as well as anticipation of continuing profitability.

The change in the tax rates resulted in a tax expense of $687,000 for the year ended December 31, 2013. There was no impact to rate changes in the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, or in the year ended December 31, 2011.

Income tax payments, net of refunds including state taxes, were $7,355,000, $2,590,000, $10,429,000 and $17,778,000 for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively.

FASB ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in companies' financial statements. As a result, we apply a more-likely-than-not recognition threshold for all tax uncertainties. It only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Balance at beginning of period	$9,164	$5,024	$4,592	$2,806
Additions based on tax positions related to the current year	987	2,265	432	672
Additions for tax positions of prior years	457	1,875	—	1,561
Reductions for tax positions of prior years	(116)	—	—	(447)
Settlements	(654)	—	—	—
Balance at end of period	$9,838	$9,164	$5,024	$4,592

At December 31, 2013 and 2012, we have total unrecognized tax benefits of $11,456,000 and $10,350,000, respectively, that have been recorded as other noncurrent liabilities, and we are uncertain as to if or when such amounts may be settled. We recognized interest and penalties accrued related to unrecognized tax benefits in income tax expense. As of December 31, 2013 and 2012, we accrued approximately $1,618,000 and $1,186,000, respectively, for the payment of interest and penalties. We expensed penalties and interest of $432,000, $173,000, $225,000, $79,000 for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively. During the next twelve months, $4,738,000 of unrecognized tax benefits will reverse due to expiration of the statute of limitations.

United States income taxes have not been provided on accumulated but undistributed earnings of approximately $172,901,000 of our Non-U.S. subsidiaries as these earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal or state income taxes or Non-U.S. withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for Non-U.S. tax credits) and withholding taxes payable to the various Non-U.S. countries. Determination of the unrecognized deferred tax liability related to these undistributed earnings is not practicable because of the complexities of its hypothetical calculation.

We operate in multiple jurisdictions throughout the world. We are no longer subject to U.S. federal tax examinations for years before 2007 or state and local for years before 2007, with limited exceptions. For federal purposes, the tax attributes carried forward could be adjusted through the examination process and are subject to examination 3 years from the date of utilization. Furthermore, we are no longer subject to income tax examinations in major Non-U.S. tax jurisdictions for years prior to 2006, with limited exceptions.

17. Employee benefit plans

Agreements with GM

In connection with the sale by GM of its former Delco Remy operations, Old Remy agreed with GM to allocate the financial responsibility for employee postretirement health care and life insurance on a pro rata basis between Old Remy and GM. The allocation is primarily determined upon years of service with Old Remy and aggregate years of service with GM. Effective August 1, 1994, Old Remy established hourly and salaried postretirement health care and life insurance plans (which were assumed by Old Remy when it emerged from bankruptcy on December 6, 2007), under which GM would reimburse Old Remy for its proportionate share of the costs incurred under the plans. In July 2009, and in connection with GM bankruptcy proceedings, Old Remy entered into an agreement with new GM to terminate GM's reimbursement to Old Remy for GM's proportionate share of retiree health claims for our eligible hourly retirees who receive or who would receive retiree healthcare under the Old Remy retiree healthcare plans.

Remy postretirement benefit plans

Old Remy maintained certain U.S. salaried and hourly benefit plans that provided postretirement health care and life insurance to retirees and eligible dependents. The benefits were payable for life, although we retain the right to modify or terminate the plans. The salaried postretirement plan had cost sharing features such as deductibles and co-payments.

Salaried employees who were not GM employees prior to 1992 are not eligible for the above described postretirement benefits. It is our policy to fund these benefits as claims are incurred.

In connection with old GM's rejection of the cost-sharing arrangement of the postretirement benefit provision as part of its bankruptcy proceedings, Old Remy entered into an agreement with new GM for its portion of the postretirement cost sharing arrangement.

On September 30, 2009, Old Remy decided to terminate the Old Remy postretirement healthcare benefits under the salaried and hourly postretirement plans effective December 31, 2009. In connection with the termination of these plans, Old Remy established a Voluntary Retiree Reimbursement Account Program (“VRRAP”) effective January 1, 2010. Under the VRRAP plan, participants are credited a defined lifetime capped benefit amount to cover qualifying medical expenses. The new GM agreement and plan amendment resulted in a net decrease of the benefit obligation of $2,570,000 and an increase in accumulated other comprehensive income of $10,170,000 to the Old Remy postretirement benefit plans in 2009. In November 2011, Old Remy entered into a settlement agreement with certain retirees and established a Retirement Reimbursement Account Program. The Retiree Reimbursement Account Program ("RRAP") is a defined lifetime capped benefit and works the same as the VRRAP plan.

Pension plans

Our subsidiary, Remy Inc., had defined benefit pension plans that covered certain salaried and hourly U.S. employees. The plan covering salaried employees provided benefits that were based upon years of service and final estimated average compensation. Benefits for hourly employees are based on stated amounts for each year of service. Our funding policy is to contribute amounts to provide the plans with sufficient assets to meet future benefit payment requirements consistent with actuarial determinations of the funding requirements of federal laws. Plan assets are primarily invested in mutual funds, which invest in both debt and equity instruments. In the second quarter of 2006, Old Remy notified the U.S. salaried employees and the U.S. Internal Revenue Service (“IRS”) that it had adopted an amendment to its U.S. salaried pension plan which froze the future accrual of benefits under the salaried pension plan for all eligible participants as of June 30, 2006, and provides that no new participants will be added to the plan after June 30, 2006. The plan covering hourly employees has no active employees and no current service costs.

We offer a supplemental executive retirement pension plan to selected former executive officers of our company. The plan offers retirement benefits ranging from 30% to 50% of the participant's average salary for five consecutive years prior to receiving benefits. As of December 31, 2013, there were five participants in the plan of which none are active employees.

Remy Automotive UK Ltd., a United Kingdom subsidiary, has a defined benefit pension plan. This plan covers a limited number of employees who were part of an acquisition in 1998. Remy Korea Ltd, a Korean subsidiary, has a defined benefit pension plan that covers all Korean employees. In addition, some of our non-U.S. subsidiaries have other postretirement benefit plans although most participants are covered by government sponsored and administered programs.

The changes in benefit obligations and plan assets, components of expense and assumptions for the postretirement healthcare and life insurance plans are as follows:

	Postretirement healthcare and life insurance plans
	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands of dollars)	2013	2012	2012	2011
Change in benefit obligations
Benefit obligation at beginning of period	$2,682	$2,751	$2,897
Service cost	—	—	—
Interest cost	77	40	57
Amendments	—	—	—
Actuarial (gain) loss	(154)	22	—
Benefits paid	(359)	(131)	(203)
Benefit obligation at end of period	$2,246	$2,682	$2,751

Change in plan assets
Fair value of plan assets at beginning of period	$—	$—	$—
Employer contributions	359	131	203
Benefits paid	(359)	(131)	(203)
Fair value of plan assets at end of period	$—	$—	$—
Funded status	$(2,246)	$(2,682)	$(2,751)

Amounts recognized in statement of financial position consist of:
Current liabilities	$(618)	$(713)	$(978)
Noncurrent liabilities	(1,628)	(1,969)	(1,773)
Net amount recognized	$(2,246)	$(2,682)	$(2,751)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$(76)	$22	$5,420
Prior service credit	—	—	(6,146)
Accumulated other comprehensive loss	$(76)	$22	$(726)

Components of net periodic benefit cost and other amounts recognized in other comprehensive income
Net periodic benefit cost
Service cost	$—	$—	$—	$—
Interest cost	77	40	57	99
Amortization of prior service cost	—	—	(977)	(7,928)
Recognized net actuarial loss	56	—	(287)	5,129
Settlement gain	—	—	—	—
Net periodic cost (benefit)	$133	$40	$(1,207)	$(2,700)

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial (gain) loss	$(154)	$22	$—	$68
Prior service credit	—	—	—	805
Amortization of prior service cost	—	—	977	7,928
Recognized net actuarial (loss) gain	56	—	287	(5,129)
Total recognized in other comprehensive loss (income)	(98)	22	1,264	3,672
Total recognized in net (benefit) cost and OCI	$35	$62	$57	$972

Weighted-average assumptions
U.S. assumptions:
Discount rate for benefit obligation	4.73%	3.85%	4.28%	4.28%
Discount rate for net periodic benefit cost	3.85%	4.28%	4.28%	5.41%
Rate of compensation increase	—%	—%	—%	—%

The changes in benefit obligations and plan assets and components of expense for the pension plans are as follows:

	Pension benefits
	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands of dollars)	2013	2012	2012	2011
Change in benefit obligations
Benefit obligation at beginning of period	$79,477	$81,389	$73,182
Service cost	1,035	121	170
Interest cost	3,278	1,241	1,834
Amendments	—	—	—
Korea benefit obligation	4,965	—	—
Actuarial (gain) loss	(6,207)	(2,095)	1,549
Benefits paid	(3,070)	(1,179)	(1,652)
Benefit obligation at end of period	$79,478	$79,477	$75,083
Change in plan assets
Fair value of plan assets at beginning of period	$47,349	$44,518	$41,765
Actual return on plan assets	7,081	2,536	3,114
Korea plan assets	4,642	—	—
Employer contributions	3,984	1,474	1,291
Benefits paid	(3,070)	(1,179)	(1,652)
Fair value of plan assets at end of period	$59,986	$47,349	$44,518
Funded status	$(19,492)	$(32,128)	$(30,565)
Amounts recognized in statement of financial position consist of:
Noncurrent assets	—	—	—
Current liabilities	(389)	(366)	(357)
Noncurrent liabilities	(19,103)	(31,762)	(30,208)
Net amount recognized	$(19,492)	$(32,128)	$(30,565)
Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial loss	$(14,749)	$(4,804)	$26,230
Prior service cost	—	—	—
Accumulated other comprehensive loss	$(14,749)	$(4,804)	$26,230
Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$79,478	$79,477
Accumulated benefit obligation	79,478	79,064
Fair value of plan assets	59,986	47,349
Components of net periodic benefit cost and other amounts recognized in other comprehensive income
Net periodic benefit cost
Service cost	$1,035	$121	$170	$263
Interest cost	3,278	1,241	1,834	3,342
Expected return on plan assets	(3,341)	(1,094)	(1,540)	(2,690)
Amortization of prior service cost	—	—	—	—
Recognized net actuarial loss	16	18	751	479
Net periodic pension cost	$988	$286	$1,215	$1,394
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net actuarial (gain) loss	$(9,929)	$(4,786)	$(165)	$11,807
Prior service cost	—	—	—	—
Amortization of prior service cost	—	—	—	—
Recognized net actuarial loss	(16)	(18)	(751)	(479)
Total recognized in other comprehensive (income) loss	(9,945)	(4,804)	(916)	11,328
Total recognized in net (benefit) cost and OCI	$(8,957)	$(4,518)	$299	$12,722

The assumptions for the pension plans are as follows:

	Pension benefits
	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
	2013	2012	2012	2011
Weighted-average assumptions
U.S. assumptions:
Discount rate for benefit obligation	4.73%	3.85%	3.85%	4.28%
Discount rate for net periodic benefit cost	3.85%	3.59%	4.28%	5.41%
Rate of compensation increase	—%	5.00%	5.00%	5.00%
Expected return on plan assets	6.50%	6.50%	6.50%	6.50%
Non U.S. assumptions:
Discount rate for benefit obligation	4.27%	4.10%	4.10%	4.70%
Discount rate for net periodic cost	4.00%	4.70%	4.70%	5.40%
Rate of compensation increase	3.81%	3.10%	3.10%	3.35%
Expected return on plan assets	5.13%	4.99%	4.99%	5.18%

Amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost over the next fiscal year:

	Successor
(In thousands)	Pension	Postretirement healthcare
Amortization of actuarial gains	$(584)	$(45)
Amortization of prior service cost	—	—
Total	$(584)	$(45)

The projected benefit obligations for our non U.S. pension plans based on the actuarial present value of the vested benefits to which the employee is currently entitled but based on the employee’s expected date of separation of retirement included above are $19,477,000, and $12,557,000 as of December 31, 2013 and 2012, respectively. The fair value of the plan assets for our non U.S. pension plans included above are $17,075,000, and $9,450,000 as of December 31, 2013 and 2012, respectively.

The discount rate assumptions for our U.S. pension plans and postretirement plans are based on a hypothetical yield curve and associated spot rate curve to discount the plan's projected cash flows. The yield curve utilized is the Citigroup Pension Discount Curve. Once the present value of projected benefit payments is calculated, the suggested discount rate is equal to the level rate that results in the same present value.

To develop the expected long-term rate of return on assets assumption, we considered the historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the present portfolio. This resulted in the selection of the 6.5% for long-term rate of return on asset assumption for U.S. plans and 5.13% for non U.S. plans.

Our investment strategies with respect to U.S. pension assets are as follows:

•	The assets are managed in compliance with provisions of the Employee Retirement Income Security Act.

•
The assets are to be invested with expectations of achieving real growth with respect to inflation, the belief that the U.S. capital markets will remain viable, maintaining a level of liquidity to meet timely payment of benefits to participants and minimizing risk and achieving growth through prudent diversification of assets among investment categories.

The 2014 target plan asset allocation is:

	Target allocation
Equity investments	45%	-	65%
Fixed income investments	25%	-	45%
Cash and short term investments	10%	-	20%

The asset allocations were:

	As of December 31,
(In thousands)	2013		2012
Asset Allocation for Plan Assets
Interest-bearing cash	$8,980	15.0%	$2,418	5.1%
Bond mutual funds	18,408	30.7%	16,630	35.1%
Equity mutual funds	32,598	54.3%	28,301	59.8%
Total plan assets	$59,986	100.0%	$47,349	100.0%

The assumptions used in deriving our postretirement costs and the sensitivity analysis thereon are:

	As of December 31,
	2013	2012
Assumed Health Care Cost Trend Rates
Health care cost trend rate assumed for next year	9%	9%
Rate to which the cost trend is expected to decline	5%	5%
Year that the rate reaches the ultimate trend rate	2017	2016

Sensitivity analysis

An increase or decrease of one percentage point in the assumed health care trends would have the following approximate effects for the year ended December 31, 2013:

(In thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$—	$—
Effect on the health care component of the accumulated postretirement benefit obligation	$7	$(7)

Payments to pension and postretirement plans

We contributed $3,984,000, $1,474,000 and $1,291,000 to our pension plans during the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012 and the period January 1, 2012 to August 14, 2012, respectively. In 2014, we plan to contribute approximately $3,272,000 to our U.S. pension plans and $1,497,000 to our non U.S. pension plans. The benefits of the postretirement health care plan are funded on a pay-as-you go basis and are funded on a cash basis as benefits are paid.

The following reflects the estimated future benefit payments to be paid from the plans:

(In thousands)	Pension	Postretirement healthcare
2014	$3,488	$618
2015	4,758	336
2016	3,793	165
2017	4,025	111
2018	3,883	87
Years 2019-2023	23,045	336

Defined contribution plans

We sponsor two voluntary savings plans for U.S. employees. One plan is for eligible salaried employees and the other plan is for hourly employees covered by certain labor agreements. These plans allow participants to make contributions pursuant to section 401(k) of the Internal Revenue Code. The salaried plan has Company matching contribution provisions, while the hourly plan does not. Charges were $1,594,000, $537,000, $1,103,000 and $1,442,000 for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively. For Imaging, Company matching contributions were $28,000 and $5,000 for the year ended December 31, 2013 and for the period August 15, 2012 to December 31, 2012, respectively.

18. Stock-based compensation

Omnibus Incentive Plan

The Omnibus Incentive Plan of Old Remy, which is Old Remy stockholder-approved, became effective on October 27, 2010, was amended on March 24, 2011 and permits the Compensation Committee of the Board of Directors of Old Remy to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or share based awards to employees and non-employee directors of Old Remy. Actual participation, as well as the terms of the awards to those participants, is determined by the Compensation Committee. The maximum number of shares authorized that may be delivered pursuant to awards under the Omnibus Incentive Plan is 5,500,000. As of December 31, 2013, there were 3,466,039 shares available to be issued under the Omnibus Incentive Plan. Old Remy generally settles its stock-based awards using a combination of new shares and treasury shares.

Prior to the adoption of the Old Remy Omnibus Incentive Plan, equity-based awards granted during fiscal years 2007 and 2008 were under a long-term equity incentive plan (“Prior Plan”). As of the effective date of the Omnibus Incentive Plan, no new awards will be granted under the Prior Plan, but the Prior Plan governs the equity awards issued under the Prior Plan.

Fiscal Years 2007-2008 Grants

In December 2007, executive officers received restricted stock awards of 524,737 common shares at no cost to them. An additional award of 108,335 common shares was made in April 2008, to certain other key employees. Both of the awards vest at 12% on each of the first three years' anniversaries of the grant date, and 32% each on the fourth and fifth anniversaries, based upon continuation of employment. In February and November 2008, Old Remy's board of directors received restricted stock grants of 160,000 common shares that vest 50% upon the first and second anniversaries. As a nonpublic company prior to December 2012, there was not an active viable market for Old Remy's common stock; accordingly, we used a calculated fair value of $3.00, $8.00, $11.55, and $11.55 on a per share basis to determine the value of the awards related to the November 2008 grant, the April 2008 grant, the February 2008, and December 2007, grants, respectively. The calculation assumed a risk-free interest rate of 3.0%, volatility of 39.1%, and that no dividends would be paid. There were no unvested restricted stock shares outstanding under the Prior Plan as of December 31, 2013.

Fiscal Year 2011 Grants

During the year ended December 31, 2011, executive officers and other key employees received restricted stock awards of 744,089 common shares of Old Remy. The executive officers and other key employees' awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest in each of the calendar years 2011, 2012, and 2013, based on a target Adjusted EBITDA, for each of the years. Adjusted EBITDA is defined as earnings before interest, income taxes, depreciation and amortization, restructuring expenses and certain items such as noncash compensation expense, loss on extinguishment of debt, intangible asset impairment charges, and reorganization items. Also during the year ended December 31, 2011, Old Remy's board of directors received restricted stock awards of 340,455 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date. As a nonpublic company prior to December 2012, there was not an active viable market for Old Remy's common stock; accordingly, Old Remy used a calculated value of $11.00. Old Remy based this valuation primarily on the $11.00 per share price offered in the January 2011 rights offering. Since the shares sold in this rights offering were not freely tradable at issuance, the offering price includes a discount for lack of marketability, and Old Remy determined that this price approximates fair value as of the grant date.

Fiscal Year 2012 Grants

During the year ended December 31, 2012 (prior to August 14, 2012), executive officers and other key employees received restricted stock awards of 490,573 common shares. The executive officers and other key employees' awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest for each of the calendar years 2012, 2013, and 2014 based on a target Adjusted EBITDA for each of the years. Also during the year ended December 31, 2012 (prior to August 14, 2012), Old Remy's Board of Directors received restricted stock awards of 45,713 common shares. One-half of the restricted stock shares granted to the board of directors vest at each anniversary of the grant date. As a nonpublic company prior to December 2012, there was not an active viable market for Old Remy's common stock; accordingly, Old Remy used a calculated value of $17.50. Old Remy based this valuation primarily on the average closing price of our shares over a 90 day period prior to the grant.

Fiscal Year 2013 Grants

During the year ended December 31, 2013, executive officers and other key employees received restricted stock awards of 224,507 common shares with a weighted average grant date value of $18.47, based on the closing price of Old Remy's common stock on the respective grant date as reported on the NASDAQ Stock Market. These awards are 50% time based and 50% performance based. The time based restricted shares vest equally over a three-year period and one-third of the performance-based restricted shares will be available to vest for each of the calendar years 2013, 2014 and 2015 based on a target operating income for each of the years. Additionally, executive officers and other key employees were granted 234,675 stock option awards which vest equally over a three-year period with a term of seven years and a weighted average exercise price of $18.47.

Also during the year ended December 31, 2013, Old Remy's Board of Directors received restricted stock awards of 32,164 common shares and stock option awards of 33,618 common shares. One-half of the restricted stock shares and stock options granted to the Board of Directors vest at each anniversary of the grant date. Restricted stock granted to the Board of Directors were valued at $18.50, which was the closing price of Old Remy's common stock on the grant date as reported on the NASDAQ Stock Market. Stock options granted to the Board of Directors have a term of seven years and an exercise price of $18.50. Old Remy estimated the grant date fair value of all stock options granted during the year ended December 31, 2013 using the Black-Scholes valuation model. The weighted average valuation per share was $7.58 based on the following assumptions: Risk-free interest rate was 0.86%, based on the U.S. Treasury rate that corresponds to the weighted average expected life of an option; Dividend Yield was 2.16%; Expected Volatility was 56.70% based on average volatilities of similar public companies; and Expected Term was 5 years.

Fiscal Year 2014 Grants

On February 18, 2014, Old Remy's executive officers and other key employees received restricted stock awards of 173,568 common shares with a value of $21.98, which was the closing price of Old Remy's common stock on the grant date as reported on the NASDAQ Stock Market. The executive officers and other key employees’ awards are vested 50% time based and 50% performance based. The time based shares are equally vested over a three year period. One-third of the performance based shares will be available to vest for each of the calendar years 2014, 2015 and 2016 based on a target operating income for each of the years. Additionally, executive officers and other key employees were granted 231,360 stock option awards which vest equally over a three year period with a term of seven years and exercise price of $21.98.

Also on February 18, 2014, Old Remy's board of directors received restricted stock awards of 27,072 common shares and stock option awards of 36,083 common shares. Restricted stock granted to the Board of Directors were valued at $21.98, which was the closing price of Old Remy common stock on the grant date as reported on the NASDAQ Stock Market. One-half of the restricted stock shares and stock options granted to the board of directors vest at each anniversary of the grant date. Stock options granted to directors have a seven year term and are based on an exercise price of $21.98. Old Remy estimated the grant date fair value of all stock options granted on February 18, 2014, using the Black-Scholes valuation model. The weighted average valuation per share was $7.07 based on the following assumptions: Risk-free interest rate was 1.53%, based on the U.S. Treasury rate that corresponds to the weighted average expected life of an option; Dividend Yield was 1.82%; Expected Volatility was 43.20% based on average volatilities of similar public companies; and Expected Term was 4.5 years.

Noncash compensation expense related to the awards was recognized as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Stock-based compensation	$6,561	$2,799	$4,462	$6,884

A summary of stock option activity as of December 31, 2013 and changes for the year ended December 31, 2013 is presented below:

Successor
Stock option awards	Shares	Weighted- average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value (1)
Outstanding at January 1, 2013	—	$—
Granted	268,293	18.48
Exercised	—	—
Forfeited/Cancelled	(17,798)	18.50
Outstanding and expected to vest at December 31, 2013	250,495	$18.48	5.8 years	$1,213,515
Exercisable at December 31, 2013	13,843	$18.50	0.25 years	$66,723
1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on Old Remy's closing stock price of $23.32, as reported on the NASDAQ Stock Market on December 31, 2013. This amount, which changes continuously based on the fair value of Old Remy's common stock, would have been received by the option holders had all option holders had the ability to exercise their options as of the balance sheet date.

A summary of the status of Old Remy's nonvested restricted stock awards as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

Nonvested restricted stock awards	Shares/Units	Weighted- average grant-date fair value
Nonvested at January 1, 2013	1,124,952	$14.08
Granted	256,671	$18.48
Vested	(566,027)	$13.08
Forfeited	(67,783)	$17.75
Nonvested at December 31, 2013	747,813	$15.92

The total fair value of Old Remy shares vested during the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 was $9,972,000, $2,094,000, $6,559,000 and $1,394,000, respectively. During the year ended December 31, 2013, Old Remy paid $231,000 to cash settle share-based liability awards. As of December 31, 2013, there was $5,561,000 of total unrecognized compensation cost related to nonvested restricted stock awards and stock options outstanding under the Omnibus Incentive Plan. Such cost is expected to be recognized over a weighted-average period of approximately 2 years.

If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees and nonemployee directors or we assume unvested equity awards in connection with acquisitions.

19. Lease commitments

We occupy space and use certain equipment under operating lease arrangements. Rent expense, calculated on a straight-line basis, totaled $6,893,000, $2,189,000, $3,499,000 and $6,858,000 for the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011, respectively. Rental commitments at December 31, 2013, for long-term non-cancellable operating leases consummated as of December 31, 2013 (not reflected as accrued restructuring) are as follows:

Successor
(In thousands)
2014	$5,109
2015	3,526
2016	2,931
2017	2,545
2018	1,073
Thereafter	1,516

20. Business segment and geographical information

We manage our business and operate in a single reportable segment.

We are a multi-national corporation with operations in many countries, including the United States, Canada, Mexico, Brazil, China, Hungary, South Korea, the United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into foreign currency agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Refer to Note 4. Sales are attributed to geographic locations based on the point of sale. Long-lived assets included in the table below include property, plant and equipment, net, deposits and core right of return assets.

Information about our net sales and long-lived assets by geographic region is as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Net sales to external customers:
United States	$757,542	$274,522	$484,946	$756,824
Europe	89,181	36,854	66,449	115,901
Other Americas	59,611	21,317	34,983	90,636
Asia Pacific	233,849	83,624	136,900	231,592
Total net sales	$1,140,183	$416,317	$723,278	$1,194,953

	Successor
	As of December 31,
(In thousands)	2013	2012
Long-lived assets:
United States	$84,831	$88,451
Europe	12,817	13,605
Other Americas	65,666	72,430
Asia Pacific	44,181	30,208
Total long-lived assets	$207,495	$204,694

21. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We believe that none of such actions, other than those discussed below, depart from customary litigation arising in the ordinary course of business. We review these matters on an ongoing basis and follow the provisions of FASB ASC Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability has been recorded in our accompanying combined financial statements. For legal proceedings where it has been determined that a loss is either probable but the amount or range of loss is not reasonably estimable, or reasonably possible, we provide disclosure with respect to the matter.
Actual losses may materially differ from the amounts recorded and the ultimate outcomes of our pending cases are generally not yet determinable.  At present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition. However, litigation matters are inherently uncertain, and we cannot currently quantify our ultimate liability for unresolved litigation matters, including those referred to below. As a result, it is possible that such liability could materially affect our combined financial position or our results of operations or cash flows for an individual reporting period.

Remy, Inc. vs. Tecnomatic, S.p.A.

In September 2008, Remy International, Inc. filed suit against Tecnomatic in the U.S. District Court, Southern District of Indiana, Indianapolis Division (Civil Action No.: 1:08-CV-1227-SEB-JMS), titled Remy, Inc. vs. Tecnomatic S.p.A., for breach of contract, among other claims, with respect to a machine Tecnomatic sold to us to build stators. On December 9, 2008, Tecnomatic filed a counterclaim in the amount of $111,000.

In March 2011, Tecnomatic filed a lawsuit in U.S. District Court, N. D. of Illinois, against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of contract and the misappropriation of trade secrets, and requested damages of $110,000,000. In June 2011, the Illinois Court granted our motion to transfer the case to U.S. District Court, Southern District of Indiana, Indianapolis Division, and the two pending actions were consolidated.

After multiple motions by the respective parties and rulings by the Court on the pleadings, certain original claims by Tecnomatic have been dismissed or narrowed. The Court has permitted Tecnomatic to amend its Complaint to add other new claims. Most recently, Tecnomatic was granted leave by the Court to file a Third Amended Complaint which was filed by Tecnomatic in January 2014. We moved to dismiss that complaint in part in February 2014, and the motion is currently pending with the Court. Tecnomatic filed an opposition to our pending motion to dismiss the Third Amended Complaint in February 2014.

As of the date our financial information was publicly released as part of the Annual Report on Form 10-K as filed by FNF ("Filing Date"), no trial date had been set, but it was anticipated to commence during the second quarter of 2015. Due to the current stage of this case at the Filing Date, it was not possible to make a meaningful estimate of the amount or range of loss to the Company, if any, that could result from this case at that time. As such, we had no amounts accrued as of December 31, 2013 for this case.

22. Supplemental cash flow information

Supplemental cash flow information is as follows:

	Successor		Predecessor
	Year ended December 31,	Period August 15 to December 31,	Period January 1 to August 14,	Year ended December 31,
(In thousands)	2013	2012	2012	2011
Cash paid for interest	$21,479	$12,540	$14,447	$29,753
Cash paid for income taxes, net of refunds received	7,355	2,590	10,429	17,778

During the year ended December 31, 2009, we entered into certain customer agreements which extinguished certain customer obligations of approximately $23,038,000 and resulted in a deferred gain of approximately $8,152,000. The gain was deferred and recognized over the anticipated sales of the contract through December 2013. The amount recognized as a reduction of cost of goods sold during the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011 was $975,000 and $1,465,000, respectively. Effective August 14, 2012, the deferred gain was reversed in purchase accounting.

As a result of entering into new customer agreements, we recorded customer contract intangibles of $13,623,000, during the year ended December 31, 2011, by incurring customer obligations of $13,623,000. These obligations are paid monthly and quarterly over the life of the agreements. The customer contract intangibles were adjusted to fair value as of August 14, 2012.

23. Executive officer separation

On January 31, 2013, Remy International, Inc. entered into a Transition, Noncompetition and Release Agreement with John H. Weber, former President and Chief Executive Officer of Old Remy, effective February 28, 2013. Pursuant to the terms of the agreement, Mr. Weber received a lump sum cash payment of $7,000,000, which is included in selling, general and administrative expenses in the accompanying combined statement of operations for the year ended December 31, 2013.

24. Purchase of noncontrolling interest

Since 2004, Old Remy has owned a 51% controlling interest in its majority-owned Chinese joint venture, Remy Hubei Electric Co. Ltd. ("REH"). In June 2013, we acquired the remaining 49% noncontrolling ownership interest of REH for $14,628,000, consisting of cash payment of $8,107,000 and dividends declared to the noncontrolling interest holder in excess of their ownership percentage of $6,521,000. As a result of this transaction, REH became a wholly-owned subsidiary of the Company on June 24, 2013. During the year ended December 31, 2013, we recorded an adjustment to our parent company investment of $18,230,000 in connection with the acquisition of the noncontrolling interest.

25. Related party transactions

FNF and related subsidiaries participated in Old Remy's Amended and Restated Term B Loan Credit Agreement on March 5, 2013 and held $29,700,000 principal amount of Old Remy's Amended and Restated Term B loan as of December 31, 2013. FNF and related subsidiaries held $28,698,000 of the principal amount of Old Remy's Term B Loan as of December 31, 2012.

Additionally, FNF and related subsidiaries held $29,700,000 principal amount of Old Remy's Term B Loan as of December 31, 2011.

During the year ended December 31, 2011, FNF acquired an additional 9,870,130 shares of Old Remy's common stock in its rights offering. In connection with the rights offering, FNF exchanged 42,359 shares of Old Remy's Series A and Series B preferred shares and board members exchanged 565 shares of Old Remy's Series B preferred shares for common stock. The remaining 435 shares of Series B preferred shares owned by the board members were redeemed on January 31, 2011.

Imaging provides data conversion services to and leases certain equipment from FNF and its subsidiaries. In addition, Imaging participates in certain programs administered by FNF, including insurance programs, cash pooling arrangements, and employee benefit programs. The costs of various services performed by FNF on behalf of Imaging during the periods ended December 31, 2013 and 2012 have been reflected in the combined financial statements, including allocated costs for certain administrative costs. The allocation of administrative costs is based on FNF's internal allocation methodology, which is based upon a combination of established percentage of costs applied to the costs of operations, headcount, and specific identification of services rendered. The allocation is based on estimates and assumptions that management believes are reasonable under the circumstances. However, such costs and allocations may not necessarily be indicative of the costs that would have resulted if Imaging had been operated on a stand-alone basis during the periods presented.

The combined statements of operations include $1,510,000 and $352,000 of revenue from the services provided to FNF by Imaging for the year ended December 31, 2013, and the period August 15, 2012 to December 31, 2012. Related party charges for leased assets and services provided by FNF to Imaging of $185,000 and $101,000 were recorded in cost of goods sold, and $41,000 and $17,000 were recorded in selling, general and administrative expenses for the year ended December 31, 2013 and the period August 15, 2012 to December 31, 2012, respectively. Amounts due to FNF were $2,427,000 and $1,605,000 as of December 31, 2013 and 2012, respectively.

26. Quarterly financial information (unaudited)

(In thousands, except per share information)

	Successor
	Quarter ended March 31, 2013	Quarter ended June 30, 2013	Quarter ended September 30, 2013	Quarter ended December 31, 2013
Net sales	$285,949	$288,215	$268,796	$297,223
Gross profit	44,437	45,494	41,980	53,870
Restructuring and other charges	681	2,128	1,454	(197)
Net income (loss)	(2,526)	3,630	3,149	11,551
Net income (loss) attributable to combined entities	(3,090)	3,535	3,149	11,551

	Predecessor			Successor
	Quarter ended March 31, 2012	Quarter ended June 30, 2012	Period July 1, 2012 to August 14, 2012	Period August 15, 2012 to September 30, 2012	Quarter ended December 31, 2012
Net sales	$293,061	$294,819	$135,398	$143,747	$272,570
Gross profit	62,036	61,494	25,109	17,151	50,990
Restructuring and other charges	1,698	1,892	2,423	672	1,027
Net income (loss)	9,524	17,964	86,363	369	8,035
Net income (loss) attributable to combined entities or common stockholders	8,711	17,441	86,037	(132)	7,424
Basic earnings per share	$0.29	$0.57	$2.81
Diluted earnings per share	$0.28	$0.56	$2.79

Successor Company

In June 2013, we acquired the remaining 49% noncontrolling ownership interest of REH for $14,628,000, consisting of cash payment of $8,107,000 and dividends declared to the noncontrolling interest holder in excess of their ownership percentage of $6,521,000. As a result of this transaction, REH became a wholly-owned subsidiary of Remy on June 24, 2013. See Note 24.

During the first quarter of 2013, we entered into a Transition, Noncompetition and Release Agreement (the "Agreement") with John H. Weber, Old Remy's former President and Chief Executive Officer, effective February 28, 2013. Pursuant to the terms of the Agreement, Mr. Weber received a lump sum cash payment of $7,000,000 which is included in selling, general and administrative expenses in the accompanying combined statement of operations in 2013. See Note 23.

As a result of the refinancing of our Term B Loan syndication, as discussed in Note 11, we recorded a loss on extinguishment of debt and refinancing fees of $2,737,000 in the first quarter of 2013.

Predecessor Company

During the period July 1, 2012 to August 14, 2012, we reached the conclusion that the net deferred tax asset in the United States is more likely than not to be utilized. As such, the valuation allowance previously recorded against the net deferred tax assets in the United States has been reversed resulting in an income tax benefit of $84,705,000.

27. Subsequent events

Acquisition of United Starters and Alternators Industries, Inc.

On January 13, 2014, we acquired substantially all of the assets of United Starters and Alternators Industries, Inc. ("USA Industries") pursuant to the terms and conditions of the Asset Purchase Agreement, effective as of January 13, 2014. USA Industries is a leading North American distributor of premium quality re-manufactured and new alternators, starters, constant velocity (CV) axles and disc brake calipers for the light-duty aftermarket. Total consideration paid was $40,179,000, consisting of $38,679,000 in cash and $1,500,000 cash held in escrow. In connection with the closing of the transaction, the assets were placed in Remy USA Industries, L.L.C., a wholly-owned subsidiary of the Company.

The transaction will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, where the application of purchase accounting requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values recorded as goodwill. The allocation process requires, among other things, an analysis of acquired fixed assets, contracts and contingencies to identify and record the fair value of all assets acquired and liabilities assumed. We intend to utilize a third-party appraiser to assist us in allocating the purchase price to the fair value of the assets acquired and liabilities assumed.

Settlement of Tecnomatic Lawsuit and Cross Licensing Agreement

On September 11, 2014, we entered into a Settlement Agreement and Mutual General Release (the "Agreement") to settle all disputes that existed among Old Remy and Tecnomatic in connection with an action on file in the U.S. District Court, Southern District of Indiana, Indianapolis Division. See Note 21. In addition, we entered into a cross licensing arrangement of certain patents with Tecnomatic. The preliminary value of the patents received from Tecnomatic is approximately $12,300,000 to $15,900,000. Pursuant to the Agreement and the cross licensing arrangement, we paid to Tecnomatic a $16,000,000 cash payment in September 2014 and will pay a $16,000,000 cash payment on or before March 15, 2015. The settlement will be reflected in the financial statements in the third quarter of 2014 because the settlement occurred subsequent to the underlying entities' financial information being publicly released as part of the Annual Report on Form 10-K filed by FNF.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined balance sheets

	September 30,	December 31,
(In thousands)	2014	2013
Assets:	(unaudited)
Current assets:
Cash and cash equivalents	$62,328	$114,884
Trade accounts receivable (less allowances of $1,723 and $1,586)	238,808	197,087
Other receivables	18,022	21,023
Inventories	184,397	159,340
Deferred income taxes	36,602	38,073
Prepaid expenses and other current assets	11,818	11,311
Total current assets	551,975	541,718

Property, plant and equipment	219,822	202,681
Less accumulated depreciation and amortization	(55,236)	(35,659)
Property, plant and equipment, net	164,586	167,022

Deferred financing costs, net of amortization	507	563
Goodwill	256,120	242,105
Intangibles, net	312,033	307,981
Other noncurrent assets	63,268	58,457
Total assets	$1,348,489	$1,317,846

Liabilities and Equity:
Current liabilities:
Short-term debt	$7,305	$2,369
Current maturities of long-term debt	3,379	3,392
Accounts payable	182,363	171,305
Accrued interest	123	92
Accrued restructuring	499	1,026
Other current liabilities and accrued expenses	134,417	110,876
Total current liabilities	328,086	289,060

Long-term debt, net of current maturities	313,168	295,401
Postretirement benefits other than pensions	1,478	1,628
Accrued pension benefits	16,823	19,103
Deferred income taxes	57,643	72,281
Other noncurrent liabilities	28,323	24,785

Equity:
Combined equity:
Parent company investment	586,143	596,418
Accumulated other comprehensive income	16,825	19,170
Total combined equity	602,968	615,588
Total liabilities and equity	$1,348,489	$1,317,846
See accompanying notes to unaudited condensed combined financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined statements of operations
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013

Net sales	$291,981	$268,796	$900,896	$842,960
Cost of goods sold	268,387	226,816	780,954	711,048
Gross profit	23,594	41,980	119,942	131,912
Selling, general, and administrative expenses	35,033	30,343	103,854	103,002
Restructuring and other charges	2,212	1,454	2,605	4,263
Operating income (loss)	(13,651)	10,183	13,483	24,647
Interest expense–net	4,449	5,139	15,041	14,698
Loss on extinguishment of debt and refinancing fees	—	—	—	2,737
Income (loss) before income taxes	(18,100)	5,044	(1,558)	7,212
Income tax expense (benefit)	(2,504)	1,895	4,064	2,959
Net income (loss)	(15,596)	3,149	(5,622)	4,253
Less net income attributable to noncontrolling interest	—	—	—	659
Net income (loss) attributable to combined entities	$(15,596)	$3,149	$(5,622)	$3,594
See accompanying notes to unaudited condensed combined financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined statements of comprehensive income (loss)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013

Net income (loss)	$(15,596)	$3,149	$(5,622)	$4,253
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,227)	7,945	(786)	2,395
Currency forward contracts, net of tax	(2,711)	1,348	(2,097)	(2,799)
Commodity contracts, net of tax	920	2,653	1,184	(886)
Interest rate swap contract, net of tax	66	(62)	(625)	561
Employee benefit plans, net of tax	481	(110)	(21)	(158)
Total other comprehensive income (loss), net of tax	(8,471)	11,774	(2,345)	(887)
Comprehensive income (loss)	(24,067)	14,923	(7,967)	3,366
Less: Comprehensive income attributable to noncontrolling interest	—	—	—	659
Less: Other comprehensive income attributable to noncontrolling interest- foreign currency translation	—	—	—	200
Comprehensive income (loss) attributable to combined entities	$(24,067)	$14,923	$(7,967)	$2,507
See accompanying notes to unaudited condensed combined financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Combined statements of cash flows
(Unaudited)

	Nine months ended September 30,
(In thousands)	2014	2013
Cash flows from operating activities:
Net income (loss)	$(5,622)	$4,253
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Depreciation and amortization	56,205	58,808
Amortization of debt issuance costs	108	128
Loss on extinguishment of debt and refinancing fees	—	2,737
Stock-based compensation	3,454	4,894
Deferred income taxes	(8,610)	(10,383)
Accrued pension and postretirement benefits, net	(3,319)	(2,050)
Restructuring and other charges	2,605	4,263
Cash payments for restructuring charges	(2,256)	(6,093)
Other	735	(957)
Changes in operating assets and liabilities, net of restructuring charges:
Accounts receivable	(31,294)	(27,708)
Inventories	(13,598)	(5,300)
Accounts payable	4,782	(7,615)
Other current assets and liabilities, net	16,724	10,103
Other noncurrent assets and liabilities, net	(26,615)	(10,902)
Net cash (used in) provided by operating activities	(6,701)	14,178

Cash flows from investing activities:
Purchases of property, plant and equipment	(17,243)	(17,432)
Net proceeds on sale of assets	83	585
Acquisition of USA Industries, Inc., net of cash acquired of $109	(40,070)	—
Net cash used in investing activities	(57,230)	(16,847)

Cash flows from financing activities:
Change in short-term debt	4,930	(5,724)
Proceeds from borrowings on Asset-Based Revolving Credit Facility	51,970	—
Payments made on Asset-Based Revolving Credit Facility	(31,722)	—
Payments made on long-term debt, including capital leases	(2,541)	(289,861)
Proceeds from issuance of long-term debt	—	299,250
Dividend payments on common stock	(9,700)	(9,462)
Purchase of treasury stock	(2,505)	(1,248)
Debt issuance costs	—	(3,476)
Purchase of and distributions to noncontrolling interest	—	(18,961)
Parent company net investment	243	1,197
Other	1,142	—
Net cash provided by (used in) financing activities	11,817	(28,285)

Effect of exchange rate changes on cash and cash equivalents	(442)	254
Net decrease in cash and cash equivalents	(52,556)	(30,700)
Cash and cash equivalents at beginning of period	114,884	111,733
Cash and cash equivalents at end of period	$62,328	$81,033
Supplemental information:
Noncash investing and financing activities:
Purchases of property, plant and equipment in accounts payable	$2,946	$1,678
See accompanying notes to unaudited condensed combined financial statements.

Remy International, Inc. and Fidelity National Technology Imaging, LLC
Notes to unaudited condensed combined financial statements

1. Description of the business and change in ownership

The "Description of Business" section below describes the combined operations of Remy International, Inc. ("Old Remy") and Fidelity National Technology Imaging ("Imaging"). The entities included in the financial statements are collectively referred to as “we”, “our”, “us”, "Remy", or the “Company” in these footnotes.
Description of Business

We are a leading global vehicular parts designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. We conduct substantially all of our operations through subsidiaries. We sell our products worldwide primarily under the “Delco Remy”, “Remy”, “World Wide Automotive”, and "USA Industries" brand names and our customers' widely recognized private label brand names. Our products include new and remanufactured, light-duty and heavy-duty starters and alternators for both original equipment and aftermarket applications, hybrid power technology, and multi-line products, such as constant velocity ("CV") axles, disc brake calipers, and steering gears. These products are principally sold or distributed to original equipment manufacturers (“OEMs”) for both original equipment manufacture and aftermarket operations, as well as to warehouse distributors and retail automotive parts chains. We sell our products principally in North America, Europe, Latin America and Asia.

We are one of the largest producers in the world of remanufactured starters and alternators for the aftermarket. Our remanufacturing operations obtain failed products, commonly known as cores, from our customers as returns. These cores are an essential material needed for the remanufacturing operations. We have expanded our operations to become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market, especially in the heavy duty OEM market.

Fidelity National Technology Imaging ("Imaging"), a wholly owned subsidiary of Fidelity National Financial, Inc. ("FNF") is included in these financial statements as of August 14, 2012, the date which FNF obtained a controlling interest in Remy International, Inc. Imaging provides document preparation, scanning, indexing and redaction services to government agencies and companies in financial services, healthcare, retirement systems, education and court systems. Employing proprietary production control technology, Imaging’s goal is to deliver superior efficiency, capacity and quality management standards that enable it to manage large-scale document conversion projects. Imaging collaborates with leading content management systems providers to promote the benefits of document automation, develop new client relationships and provide clients an end-to-end document automation solution. Over the course of its history, Imaging has demonstrated competency in preparing and converting physical records for all leading commercial content management systems. Imaging was wholly owned by FNF prior to August 14, 2012.

Change in Ownership

On August 14, 2012, Fidelity National Special Opportunities, Inc., (now known as Fidelity National Financial Ventures, LLC., or "FNFV"), a wholly-owned subsidiary of FNF, a leading provider of title insurance, mortgage services and restaurant and diversified services, purchased additional shares of Old Remy's common stock, thereby increasing its ownership position in Old Remy above 50% (the "Acquisition"). As a result, FNF began consolidating Old Remy's financial results in the third quarter of 2012. As of September 30, 2014 and as of December 31, 2013, FNFV held a 51% ownership interest in Old Remy, comprised of 16,342,508 shares of its common stock.

Spin-off and Merger Transactions

On September 7, 2014, we entered into agreements for a transaction (the "Transaction") with FNF. The Transaction will result in the indirect distribution of the shares of common stock of Old Remy that are held by FNF to the holders of its FNFV tracking stock.

In the Transaction, FNFV will contribute all of the 16,342,508 shares of Old Remy's common stock that FNFV owns and a small subsidiary, Imaging, into a newly-formed subsidiary ("New Remy"). New Remy will then be distributed to FNFV shareholders. Immediately following the distribution of New Remy to FNFV shareholders, New Remy and Old

Remy will each engage in stock-for-stock mergers with subsidiaries of a new publicly-traded holding company, New Remy Holdco Corp. ("New Holdco"). In the mergers, FNFV shareholders will receive a total of 16,615,359 shares of New Holdco common stock, or approximately 0.17879 shares for each share of FNFV tracking stock that they own. The remaining stockholders of Old Remy (other than New Remy) will receive a total of 15,652,824 shares, or one share of New Holdco for each share of Old Remy they own. Old Remy currently has approximately 32.0 million shares of common stock outstanding and at the conclusion of the Transaction, New Holdco will have approximately 32.3 million shares of common stock outstanding. The Transaction should be tax-free to all existing Old Remy stockholders.

This structure will result in New Holdco becoming the new public parent of Old Remy. It is anticipated that, immediately following the mergers, New Holdco will change its name to "Remy International, Inc." and its shares will be listed on NASDAQ under the trading symbol "REMY". Under the organizational documents of New Holdco, the rights of the holders of the common stock of New Holdco will be the same as the rights of holders of Old Remy common stock.

The Transaction is subject to customary closing conditions, including Old Remy shareholder approval. The Transaction is expected to close in December 2014 or in the first quarter of 2015.

2. Summary of significant accounting policies

Basis of presentation

The following provides a basis of presentation during all periods presented:

Successor--Represents the combined financial position as of September 30, 2014 and December 31, 2013, and the combined results of operations and cash flows for the three and nine months ended September 30, 2014 and 2013, of Old Remy and Imaging. These periods reflect the application of purchase accounting to the assets and liabilities of Old Remy as of August 14, 2012, as described further in our Annual Audited Financial Statements, relating to FNF’s acquisition of a controlling interest in Old Remy.
The combined financial statements presented herein since August 14, 2012 include the accounts of the Successor Company, all wholly-owned subsidiaries, and any partially-owned subsidiary that the Successor Company had the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated. Investments in companies in which we hold an ownership interest of 20% to 50% over which we exercise significant influence are accounted for by the equity method. Currently, we account for all 20% to 50% owned entities under the equity method. Investments in companies in which we hold an ownership interest of less than 20% are accounted for on the cost basis. Such investments were not material at September 30, 2014 and December 31, 2013. All significant intercompany accounts and transactions have been eliminated.

Interim condensed combined financial statements

The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. These statements include all adjustments (consisting of normal recurring adjustments) that our management believes are necessary to present fairly our financial position, results of operations, and cash flows. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with our Annual Audited Financial Statements and the notes thereto for the year ended December 31, 2013.

Operating results for the interim periods presented in this report are not necessarily indicative of the results that may be expected for any future interim period or for the full year.

Use of estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the year. Actual results could differ from these estimates.

Government grants

We record government grants when there is reasonable assurance that the grant will be received and we will comply with the conditions attached to the grants received. Grants related to income are recorded as an offset to the related expense in the accompanying statements of operations. Grants related to assets are recorded as deferred revenue and recognized on a straight-line basis over the useful life of the related asset. We continue to evaluate our compliance with the conditions attached to the related grants.

We received various grants and subsidies during the three and nine month periods ended September 30, 2014 and 2013. The amounts recognized in the accompanying combined statements of operations as government grants were as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013
Reduction of cost of goods sold	$1,417	$628	$2,496	$1,900
Reduction of selling, general, and administrative expenses	$193	$220	$579	$556

As of September 30, 2014 and December 31, 2013, we had deferred revenue of $5,007,000 and $6,283,000, respectively, related to government grants.

Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable is stated at net realizable value, which approximates fair value. Substantially all of our trade accounts receivable are due from customers in the original equipment and aftermarket automotive industries, both domestically and internationally. Trade accounts receivable includes notes receivable of $45,823,000 and $27,154,000 as of September 30, 2014 and December 31, 2013, respectively. Trade accounts receivable is reduced by an allowance for amounts that are expected to become uncollectible in the future and for disputed items. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral. We maintain allowances for doubtful customer accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is developed based on several factors including customers' credit quality, historical write-off experience and any known specific issues or disputes which exist as of the balance sheet date. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

We provide certain warranties relating to quality and performance of our products. An allowance for the estimated future cost of product warranties and other defective product returns is based on management's estimate of product failure rates and customer eligibility. If these factors differ from management's estimates, revisions to the estimated warranty liability may be required. The specific terms and conditions of the warranties vary depending upon the customer and the product sold.

Recent accounting adoptions

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists to provide guidance on the presentation of unrecognized tax benefits. ASU 2013-11 requires an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward with certain limited exceptions. ASU 2013-11 is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods within those annual periods with earlier adoption permitted. We adopted this guidance on January 1, 2014. The adoption of this guidance did not have an impact on our combined financial position, results of operations or cash flows.

New accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of 2017. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our combined financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

3. Fair value measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, FASB ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in FASB ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Assets and liabilities remeasured and disclosed at fair value on a recurring basis as of September 30, 2014 and December 31, 2013, are set forth in the table below:

	As of September 30, 2014			As of December 31, 2013
(In thousands)	Asset/ (liability)	Level 2	Valuation technique	Asset/ (liability)	Level 2	Valuation technique
Interest rate swap contracts	$(1,585)	$(1,585)	C	$727	$727	C
Foreign exchange contracts	682	682	C	3,417	3,417	C
Commodity contracts	(1,823)	(1,823)	C	(1,333)	(1,333)	C

We calculate the fair value of our interest rate swap contracts, commodity contracts and foreign currency contracts using quoted interest rate curves, quoted commodity forward rates and quoted currency forward rates. For contracts which, when aggregated by counterparty, are in a liability position, the discount rates are adjusted by the credit spread that market participants would apply if buying these contracts from our counterparties.

In addition to items that are measured at fair value on a recurring basis, we also have assets and liabilities that are measured at fair value on a nonrecurring basis. As these assets and liabilities are not measured at fair value on a recurring basis, they are not included in the tables above. Assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets (see Note 7) and certain assets acquired in business acquisitions (see Note 20). We have determined that the fair value measurements included in each of these assets and liabilities rely primarily on our assumptions as observable inputs are not available. As such, we have determined that each of these fair value measurements reside within Level 3 of the fair value hierarchy.

4. Financial instruments

Foreign currency risk

We manufacture and sell our products primarily in North America, South America, Asia, Europe and Africa. As a result our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which we manufacture and sell our products. We generally try to use natural hedges within our foreign currency activities, including the matching of revenues and costs, to minimize foreign currency risk. Where natural hedges are not in place, we consider managing certain aspects of our foreign currency activities through the use of foreign exchange contracts. We primarily utilize forward exchange contracts with maturities generally within eighteen months to hedge against currency rate fluctuations, and are designated as hedges.

As of September 30, 2014 and December 31, 2013, we had the following outstanding foreign currency contracts that were entered into to hedge forecasted purchases and revenues, respectively:

(In thousands)	Currency denomination
	September 30,	December 31,
Foreign currency contract	2014	2013
South Korean Won Forward	$80,193	$74,368
Mexican Peso Contracts	$73,370	$73,520
Brazilian Real Forward	$14,826	$11,427
Hungarian Forint Forward	€12,895	€14,416
Great Britain Pound Forward	£1,490	£3,735

Accumulated unrealized net gains of $656,000 and $2,753,000 were recorded in accumulated other comprehensive income (loss) (AOCI) as of September 30, 2014 and December 31, 2013, respectively. As of September 30, 2014, gains of $333,000 are expected to be reclassified to the combined statement of operations within the next twelve months. During the nine months ended September 30, 2014, the Company hedged a firm commitment for foreign currency settlements in South Korean Won. The Company recognized a fair value hedge loss of $107,000 and of $11,000 in cost of goods sold, which offset the foreign currency loss on the related hedged item during the three and nine month period ended September 30, 2014, respectively. Any ineffectiveness during the three and nine month periods ended September 30, 2014 and 2013, respectively, was immaterial.

Interest rate risk

On March 27, 2013, we terminated our undesignated Term B Loan interest rate swap and transferred the value into a new undesignated interest rate swap agreement of $72,000,000 of the outstanding principal loan balance under which we swap a variable LIBOR rate with a floor of 1.25% to a fixed rate of 4.045% with an effective date of December 30, 2016 and expiration date of December 31, 2019. The notional value of this interest rate swap is $72,000,000, and is reduced by $187,500 quarterly from the effective date. Due to the significant value of the terminated swaps which were transferred into this new swap, this interest rate swap is an undesignated hedge and changes in the fair value are recorded as interest expense-net in the accompanying combined statements of operations.

On March 27, 2013, we also entered into a designated interest rate swap agreement for $72,000,000 of the outstanding principal balance of our long term debt. Under the terms of the new interest rate swap agreement, we swap a variable LIBOR rate with a floor of 1.25% to a fixed rate of 2.75% with an effective date of December 30, 2016 and expiration date of December 31, 2019. The notional value of this interest rate swap is $72,000,000, and is reduced by $187,500 quarterly from the effective date. This interest rate swap has been designated as a cash flow hedging instrument. Accumulated unrealized gains of $427,000, and $1,455,000, excluding the tax effect, were recorded in accumulated other comprehensive income (loss) (AOCI) as of September 30, 2014, and December 31, 2013, respectively. As of September 30, 2014, no gains are expected to be reclassified to the combined statement of operations within the next twelve months. Any ineffectiveness during the three and nine month periods ended September 30, 2014 and 2013, respectively, was immaterial.

The interest rate swaps reduce our overall interest rate risk. However, due to the remaining outstanding borrowings on the Amended and Restated Term B Loan and other borrowing facilities that continue to have variable interest rates, management believes that interest rate risk to us could be material if there are significant adverse changes in interest rates.

Commodity price risk

Our production processes are dependent upon the supply of certain components whose raw materials are exposed to price fluctuations on the open market. The primary purpose of our commodity price forward contract activity is to manage the volatility associated with forecasted purchases. We monitor our commodity price risk exposures regularly to maximize the overall effectiveness of our commodity forward contracts. The principal raw material hedged is copper. Forward contracts are used to mitigate commodity price risk associated with raw materials, generally related to purchases forecast for up to twenty-four months in the future. Additionally, we purchase certain commodities during the normal course of business which result in physical delivery and are excluded from hedge accounting.

We had thirty-seven commodity price hedge contracts outstanding at September 30, 2014, and thirty-two commodity price hedge contracts outstanding at December 31, 2013, with combined notional quantities of 7,169 and 6,368 metric tons of copper, respectively. These contracts mature within the next eighteen months. These contracts were designated as cash flow hedging instruments. Accumulated unrealized losses of $1,853,000 and $1,261,000, excluding the tax effect, were recorded in AOCI as of September 30, 2014 and December 31, 2013, respectively. As of September 30, 2014, losses of $1,527,000 are expected to be reclassified to the accompanying combined statement of operations within the next 12 months. Any ineffectiveness during the three and nine month periods ended September 30, 2014 and 2013, respectively, was immaterial.

Other

We present our derivative positions and any related material collateral under master netting agreements on a gross basis. We have entered into International Swaps and Derivatives Association agreements with each of its significant derivative counterparties. These agreements provide bilateral netting and offsetting of accounts that are in a liability position with those that are in an asset position. These agreements do not require us to maintain a minimum credit rating in order to be in compliance with the terms of the agreements and do not contain any margin call provisions or collateral requirements that could be triggered by derivative instruments in a net liability position. As of September 30, 2014, we have not posted any collateral to support derivatives in a liability position.

For derivatives designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness. Unrealized gains and losses associated with ineffective hedges, determined using the change in fair value method, are recognized in the accompanying combined statements of operations. Derivative gains and losses included in AOCI for effective hedges are reclassified into the accompanying combined statements of operations upon recognition of the hedged transaction.

Any derivative instrument designated initially, but no longer effective as a hedge, or initially not effective as a hedge, is recorded at fair value and the related gains and losses are recognized in the accompanying combined statements of operations. Our undesignated hedges are primarily our interest rate swaps whose fair value at inception of the instrument due to the rollover of existing interest rate swaps resulted in ineffectiveness. The following table discloses the fair values and balance sheet locations of our derivative instruments:

	Asset derivatives			Liability derivatives
(In thousands)	Balance sheet location	September 30, 2014	December 31, 2013	Balance sheet location	September 30, 2014	December 31, 2013
Derivatives designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$43	$257	Other current liabilities and accrued expenses	$1,548	$—
Commodity contracts	Other noncurrent assets	—	195	Other noncurrent liabilities	318	1,785
Foreign currency contracts	Prepaid expenses and other current assets	2,090	3,630	Other current liabilities and accrued expenses	1,025	141
Foreign currency contracts	Other noncurrent assets	29	108	Other noncurrent liabilities	412	180
Interest rate swap contracts	Other noncurrent assets	427	1,455	Other noncurrent liabilities	—	—
Total derivatives designated as hedging instruments		$2,589	$5,645		$3,303	$2,106
Derivatives not designated as hedging instruments:
Interest rate swap contracts	Other noncurrent assets	$—	$—	Other noncurrent liabilities	$2,012	$728
Total derivatives not designated as hedging instruments		$—	$—		$2,012	$728

 The following tables disclose the effect of our derivative instruments on the accompanying combined statement of operations for the three months ended September 30, 2014 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(1,651)	Cost of goods sold	$(624)	Cost of goods sold	$(24)
Foreign currency contracts	(2,495)	Cost of goods sold	1,020	Cost of goods sold	—
Interest rate swap contracts	107	Interest expense–net	—	Interest expense–net	—
	$(4,039)		$396		$(24)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap	Interest expense–net	$49

The following tables disclose the effect of our derivative instruments on the accompanying combined statement of operations for the three months ended September 30, 2013 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$2,664	Cost of goods sold	$(1,691)	Cost of goods sold	$28
Foreign currency contracts	2,872	Cost of goods sold	1,256	Cost of goods sold	—
Interest rate swap contracts	(102)	Interest expense–net	—	Interest expense–net	—
	$5,434		$(435)		$28

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap contracts	Interest expense–net	$(137)

 The following tables disclose the effect of our derivative instruments on the accompanying combined statement of operations for the nine months ended September 30, 2014 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(3,428)	Cost of goods sold	$(2,948)	Cost of goods sold	$(39)
Foreign currency contracts	289	Cost of goods sold	3,429	Cost of goods sold	—
Interest rate swap contracts	(1,028)	Interest expense–net	—	Interest expense–net	—
	$(4,167)		$481		$(39)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap	Interest expense–net	$(1,284)

The following tables disclose the effect of our derivative instruments on the accompanying combined statement of operations for the nine months ended September 30, 2013 (in thousands):

Derivatives designated as cash flow hedging instruments	Amount of gain (loss) recognized in OCI on derivatives (effective portion)	Location of gain (loss) reclassified from AOCI into income (effective portion)	Amount of gain (loss) reclassified from AOCI into income (effective portion)	Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)
Commodity contracts	$(5,107)	Cost of goods sold	$(2,879)	Cost of goods sold	$(58)
Foreign currency contracts	1,768	Cost of goods sold	4,772	Cost of goods sold	—
Interest rate swap contracts	922	Interest expense–net	—	Interest expense–net	—
	$(2,417)		$1,893		$(58)

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
Interest rate swap contracts	Interest expense–net	$986

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and cash investments. We require placement of cash in financial institutions evaluated as highly creditworthy. Our customer base includes global light and commercial vehicle manufacturers and a large number of retailers, distributors and installers of automotive aftermarket parts. Our credit evaluation process and the geographical dispersion of sales transactions help to mitigate credit risk concentration.

Accounts receivable factoring arrangements

We have entered into factoring agreements with various domestic and European financial institutions to sell our accounts receivable under nonrecourse agreements. These are treated as a sale. The transactions are accounted for as a reduction in accounts receivable as the agreements transfer effective control over and risk related to the receivables to the buyers. We do not service any domestic accounts after the factoring has occurred. We do not have any servicing assets or liabilities. We utilize factoring arrangements as an integral part of financing for us. The cost of factoring such accounts receivable is reflected in the accompanying combined statements of operations as interest expense-net with other financing costs. The cost of factoring such accounts receivable for the three months ended September 30, 2014 and 2013 was $1,199,000 and $1,437,000, respectively. The cost of factoring such accounts receivable for the nine months ended September 30, 2014 and 2013 was $3,745,000 and $4,316,000, respectively. Gross amounts factored under these facilities as of September 30, 2014 and December 31, 2013 were $237,703,000 and $244,940,000, respectively. Any change in the availability of these factoring arrangements could have a material adverse effect on our financial condition.

5. Inventories

Net inventories consisted of the following:

	September 30,	December 31,
(In thousands)	2014	2013
Raw materials	$52,421	$42,322
Core inventory	38,152	36,581
Work-in-process	9,511	8,398
Finished goods	84,313	72,039
	$184,397	$159,340

Raw materials also include materials consumed in the manufacturing and remanufacturing process, but not directly incorporated into the finished products.

6. Property, plant and equipment

Depreciation and amortization expense of property, plant, and equipment for the nine months ended September 30, 2014 and 2013 was $20,129,000 and $20,857,000, respectively.

7. Goodwill and other intangible assets

The following table represents the carrying value of other intangible assets:

	As of September 30, 2014			As of December 31, 2013
(In thousands)	Carrying value	Accumulated amortization	Net	Carrying value	Accumulated amortization	Net
Definite-life intangibles:
Intellectual property	$27,529	$2,432	$25,097	$12,434	$1,484	$10,950
Customer relationships	208,960	45,081	163,879	197,960	28,691	169,269
Customer contract	93,025	56,634	36,391	80,311	38,059	42,252
Lease intangible	299	143	156	—	—	—
Total	329,813	104,290	225,523	290,705	68,234	222,471
Indefinite-life intangibles:
Trade names	86,510	—	86,510	85,510	—	85,510
Intangible assets, net	$416,323	$104,290	$312,033	$376,215	$68,234	$307,981
Goodwill	$256,120	$—	$256,120	$242,105	$—	$242,105

We perform impairment testing annually or more frequently when events or circumstances indicate that the carrying amount of the above intangibles may be impaired.

On January 13, 2014, we acquired substantially all of the assets of United Starters and Alternators Industries, Inc. ("USA Industries") pursuant to the terms and conditions of the Asset Purchase Agreement. See Note 20 for further information. As a result of the acquisition, we assigned preliminary values to all assets and liabilities acquired, including the customer relationships intangible of $11,000,000 with a useful life of 10 years, $1,000,000 to value the USA Industries trade name with an indefinite life, $328,000 to out-of-market lease intangibles recognized over the remaining term of the lease agreements, and $14,015,000 to goodwill in the purchase price allocation during the nine months ended September 30, 2014.

During the nine months ended September 30, 2014, we had customer contract intangible additions of approximately $13,332,000, with a weighted average useful life of 1.8 years based on the estimated useful life of the contracts. We also added $13,930,000 in intellectual property intangibles in connection with a cross licensing arrangement with Tecnomatic as part of a legal settlement (See Note 19) and $1,165,000 of patent filing costs. The Level 3 fair value associated with the Tecnomatic cross licensing arrangement was determined by an independent appraiser using the relief of royalty approach. This method allocates value based on what the Company would be willing to pay as a royalty to a third-party owner of the intellectual property or trade name in order to exploit the economic benefits. The weighted average useful life of these intellectual property intangibles was 17.1 years as of September 30, 2014.

Definite-lived intangible assets are being amortized to reflect the pattern of economic benefit consumed. We do not assume any residual value in our intangible assets. Amortization expense of definite-lived intangibles for the nine months ended September 30, 2014 and 2013 was $36,076,000 and $37,951,000, respectively.

8. Other noncurrent assets

Other noncurrent assets primarily consisted of core return rights of $39,546,000 and noncurrent deferred tax assets of $8,710,000 as of September 30, 2014. Other noncurrent assets primarily consisted of core return rights of $37,250,000 and noncurrent deferred tax assets of $8,526,000 as of December 31, 2013.

9. Other current liabilities and accrued expenses

Other current liabilities and accrued expenses consisted of the following:

	September 30,	December 31,
(In thousands)	2014	2013
Accrued warranty	$24,765	$27,083
Accrued wages and benefits	24,089	20,706
Current portion of customer obligations	4,394	4,560
Rebates, stocklifts, discounts and returns	23,134	18,922
Current deferred revenue	1,145	2,270
Other	56,890	37,335
	$134,417	$110,876

Changes to our current and noncurrent accrued warranty were as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013
Balance at beginning of period	$29,827	$29,069	$30,781	$27,194
Provision for warranty	11,358	12,065	32,576	32,535
Payments and charges against the accrual	(12,247)	(10,732)	(35,782)	(29,327)
Increased warranty accruals due to business acquisitions (Note 20)	—	—	1,363	—
Balance at end of period	$28,938	$30,402	$28,938	$30,402

10. Other noncurrent liabilities

Other noncurrent liabilities consisted of the following:

	September 30,	December 31,
(In thousands)	2014	2013
Customer obligations, net of current portion	$344	$—
Noncurrent deferred revenue	4,155	4,757
Other	23,824	20,028
	$28,323	$24,785

11. Restructuring and other charges

Total restructuring and other charges of $2,605,000 were recorded for the nine months ended September 30, 2014. These charges consisted of $1,182,000 of employee termination benefits, $547,000 of other exit costs and fixed asset impairment charges of $876,000. The charges were primarily related to the closure of our Mezokovesd, Hungary plant and restructuring actions in our North American operations. The fixed asset impairment charges primarily relate to specific equipment in our North American operations. Machinery and equipment impairment was based on estimated salvage values for equipment based on a Level 3 fair value approach.

Total restructuring and other charges of $4,263,000 were recorded during the nine months ended September 30, 2013. These charges consisted of $2,987,000 of employee termination benefits and $1,276,000 of other exit costs. The severance charges primarily related to continued costs related to the closure of our Mezokovesd, Hungary plant, restructuring actions in our China operations in association with our acquisition of our noncontrolling interest in our majority-owned Chinese joint venture (see Note 22), reductions in force in our North American facilities and lease termination costs.

The following table summarizes the activity in our accrual for restructuring and other charges for the three and nine month periods ended September 30, (in thousands):

2014	Termination benefits	Exit costs	Total
Accrual at December 31, 2013	$981	$45	$1,026
Provision	228	86	314
Payments	(950)	(106)	(1,056)
Accrued at March 31, 2014	$259	$25	$284
Provision	2	77	79
Payments	(113)	(97)	(210)
Accrued at June 30, 2014	$148	$5	$153
Provision	952	384	1,336
Payments	(673)	(317)	(990)
Accrued at September 30, 2014	$427	$72	$499

2013	Termination benefits	Exit costs	Total
Accrual at December 31, 2012	$3,573	$106	$3,679
Provision	370	311	681
Payments	(1,832)	(331)	(2,163)
Accrued at March 31, 2013	$2,111	$86	$2,197
Provision	1,196	932	2,128
Payments	(1,870)	(916)	(2,786)
Accrued at June 30, 2013	$1,437	$102	$1,539
Provision	1,421	33	1,454
Payments	(1,086)	(58)	(1,144)
Accrued at September 30, 2013	$1,772	$77	$1,849

Significant components of restructuring and other charges were as follows (in thousands):

	Total expected costs	Expense incurred in			Estimated future expense
		Nine months ended September 30, 2014	Twelve months ended December 31, 2013	Prior to 2013

2014 Activities
Severance	$1,146	$962	$—	$—	$184
Exit costs	462	338	—	—	124
	$1,608	$1,300	$—	$—	$308
2013 Activities
Severance	$1,756	$—	$1,756	$—	$—
Exit costs	692	—	692	—	—
	$2,448	$—	$2,448	$—	$—
Prior to 2013
Severance	$4,753	$220	$795	$3,738	$—
Exit costs	1,501	209	823	410	59
Other charges	1,687	—	—	1,687	—
	$7,941	$429	$1,618	$5,835	$59

12. Debt

Borrowings under long-term debt arrangements, net of discounts, consisted of the following:

	September 30,	December 31,
(In thousands)	2014	2013
Asset-Based Revolving Credit Facility, First-Amendment-Maturity date of September 5, 2018	$20,248	$—
Amended and Restated Term B Loan-Maturity date of March 5, 2020	294,369	296,567
Total Senior Credit Facility and Notes	314,617	296,567
Capital leases	1,930	2,226
Less current maturities	(3,379)	(3,392)
Long-term debt less current maturities	$313,168	$295,401

On March 5, 2013, we entered into a First Amendment to our existing ABL Revolver Credit Agreement ("ABL First Amendment") to extend the maturity date of the Asset-Based Revolving Credit Facility ("ABL") from December 17, 2015 to September 5, 2018 and reduce the borrowing rate. The ABL First Amendment bears an interest rate to a defined Base Rate plus 0.50%-1.00% per year or, at our election, at an applicable LIBOR Rate plus 1.50%-2.00% per year and is paid monthly. The ABL First Amendment maintains the current availability at $95,000,000, but may be increased, under certain circumstances, by $20,000,000. The ABL First Amendment is secured by substantially all domestic accounts receivable and inventory. At September 30, 2014, the ABL First Amendment balance was $20,248,000. Based upon the collateral supporting the ABL First Amendment, the amount borrowed, and the outstanding letters of credit of $13,810,000, there was additional availability for borrowing of $56,775,000 on September 30, 2014. We will incur an unused commitment fee of 0.375% on the unused amount of commitments under the ABL First Amendment.

On March 5, 2013, we entered into a $300,000,000 Amended and Restated Term B Loan Credit Agreement ("Amended and Restated Term B Loan") to refinance the existing $286,978,000 Term B Loan, extend the maturity from December 17, 2016 to March 5, 2020, and reduce the borrowing rate. The Amended and Restated Term B Loan bears an interest rate consisting of LIBOR (subject to a floor of 1.25%) plus 3.00% per year with an original issue discount of $750,000. The Amended and Restated Term B Loan also contains an option to increase the borrowing provided certain conditions are satisfied, including maintaining a maximum leverage ratio. The Amended and Restated Term B Loan is secured by a first priority lien on the stock of our subsidiaries and substantially all domestic assets other than accounts receivable and inventory pledged to the ABL First Amendment. Principal payments in the amount of $750,000 are due at the end of each calendar quarter with termination and final payment no later than March 5, 2020. As a result of the refinancing of our Term B Loan syndication, we recorded a loss on extinguishment of debt and refinancing fees of $2,737,000 during the quarter ended March 31, 2013. The Amended and Restated Term B Loan is subject to an excess cash calculation which may require the payment of additional principal on an annual basis. At September 30, 2014, the average borrowing rate, including the impact of the interest rate swaps, was 4.25%.

As of September 30, 2014, the estimated fair value of our Amended and Restated Term B Loan was $291,434,000, which was $2,935,000 less than the carrying value. As of December 31, 2013, the estimated fair value of our Term B Loan was $300,157,000, which was $3,590,000 more than the carrying value. The Level 2 fair market values are based on established market prices as of September 30, 2014 and December 31, 2013. The fair value estimates do not necessarily reflect the values we could realize in the current markets. Because of their short-term nature or variable interest rate, we believe the carrying value for short-term debt and the revolving credit agreement closely approximates their fair value.

All of our credit agreements contain various covenants and representations that are customary for transactions of this nature. We were in compliance with all covenants as of September 30, 2014. The credit agreements contain various restrictive covenants, which include, among other things: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; (iii) mandatory prepayments upon certain asset sales and debt issuances; and (iv) limitations on the payment of dividends in excess of a specified amount. The term loan also includes events of default customary for a facility of this type, including a cross-default provision under which the lenders may declare the loan in default if we (i) fail to make a payment when due under any debt having a principal amount greater than $5.0 million or (ii) breach any other covenant in any such debt as a result of which the holders of such debt are permitted to accelerate its maturity.

Short-term debt

We have revolving credit facilities with three Korean banks with a total facility amount of approximately $12,374,000 of which $2,380,000 was borrowed at an average interest rate of 3.16% at September 30, 2014. In Hungary, there is one revolving credit facility with one bank for a total credit facility of $1,186,000 of which nothing is borrowed at September 30, 2014. In China there is a revolving credit facility with one bank for a total credit facility of $10,000,000 of which $4,926,000 was borrowed at an average interest rate of 4.15% at September 30, 2014.

Capital leases

Capital leases have been capitalized using nominal interest rates ranging from 4.0% to 15.1% as determined by the dates we entered into the leases. We had assets under capital leases of approximately $2,274,000 at September 30, 2014 and approximately $2,614,000 at December 31, 2013, net of accumulated amortization.

13. Stockholders' equity

Common stock

On December 12, 2012, Old Remy amended its Amended and Restated Certificate of Incorporation. The amendment authorizes Old Remy to issue 280,000,000 shares, consisting of 240,000,000 shares of common stock, par value $0.0001 per share, and 40,000,000 shares of preferred stock, par value $0.0001 per share. As of September 30, 2014, there were 31,995,332 common stock shares outstanding and no preferred stock shares outstanding.

The holders of common stock are entitled to one vote on all matters properly submitted on which the common stockholders are entitled to vote.

Treasury stock

During the nine months ended September 30, 2014, Old Remy withheld 114,291 shares at cost, or $2,505,000, to satisfy tax obligations for vesting of restricted stock shares granted to its employees under the Old Remy Omnibus Incentive Plan, or "Omnibus Incentive Plan". In addition, 74,892 shares were forfeited and returned to treasury stock during the nine months ended September 30, 2014 for no value pursuant to the Omnibus Incentive Plan.

During the nine months ended September 30, 2013, Old Remy withheld 67,087 shares at cost, or $1,248,000, to satisfy tax obligations for vesting of restricted stock shares granted to its employees under the Omnibus Incentive Plan. In addition, 42,698 shares were forfeited and returned to treasury stock during the nine months ended September 30, 2013 for no value pursuant to the Omnibus Incentive Plan.

Dividend payments

Old Remy's Board of Directors declared cash dividends of ten cents ($0.10) per share in January 2014, April 2014 and July 2014, respectively. Cash dividends paid during the nine months ended September 30, 2014 were $9,700,000, which also included accrued cash dividends paid on restricted stock vestings.  As of September 30, 2014, a dividend payable of $262,000 was recorded for unvested restricted stock and is payable upon vesting.

On October 29, 2014, Old Remy's Board of Directors declared a quarterly cash dividend of ten cents ($0.10) per share, payable on November 26, 2014, to stockholders of record as of November 12, 2014.

14. Reclassifications out of accumulated other comprehensive income (loss)

The following table discloses the changes in each component of accumulated other comprehensive income, net of tax for the three and nine months ended September 30, 2014 (in thousands):

	Foreign currency translation adjustment	Unrealized gains (losses) on currency hedges	Unrealized gains (losses) on commodity hedges	Interest rate swaps	Employee benefit plan adjustment	Accumulated other comprehensive income (loss)
Balances at December 31, 2013	$9,441	$2,753	$(1,776)	$886	$7,866	$19,170
Other comprehensive income (loss) before reclassifications	797	(886)	(2,264)	(281)	(463)	(3,097)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(636)	672	—	100	136
Balances at March 31, 2014	$10,238	$1,231	$(3,368)	$605	$7,503	$16,209
Other comprehensive income (loss) before reclassifications	5,644	3,298	1,101	(410)	(241)	9,392
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,162)	755	—	102	(305)
Balances at June 30, 2014	$15,882	$3,367	$(1,512)	$195	$7,364	$25,296
Other comprehensive income (loss) before reclassifications	(7,227)	(1,958)	526	66	379	(8,214)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(753)	394	—	102	(257)
Balances at September 30, 2014	$8,655	$656	$(592)	$261	$7,845	$16,825

The following table discloses the changes in each component of accumulated other comprehensive income, net of tax for the three and nine months ended September 30, 2013 (in thousands):

	Foreign currency translation adjustment	Unrealized gains (losses) on currency hedges	Unrealized gains (losses) on commodity hedges	Interest rate swaps	Employee benefit plan adjustment	Accumulated other comprehensive income (loss)
Balances at December 31, 2012	$5,790	$4,218	$(1,695)	$—	$1,563	$9,876
Other comprehensive income (loss) before reclassifications	(3,168)	871	(1,074)	(270)	240	(3,401)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,508)	74	—	5	(1,429)
Balances at March 31, 2013	$2,622	$3,581	$(2,695)	$(270)	$1,808	$5,046
Other comprehensive income (loss) before reclassifications	(2,582)	(2,250)	(3,242)	893	(297)	(7,478)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,260)	703	—	4	(553)
Balances at June 30, 2013	$40	$71	$(5,234)	$623	$1,515	$(2,985)
Other comprehensive income (loss) before reclassifications	7,945	2,227	1,641	(62)	(114)	11,637
Amounts reclassified from accumulated other comprehensive income (loss)	—	(879)	1,012	—	4	137
Balances at September 30, 2013	$7,985	$1,419	$(2,581)	$561	$1,405	$8,789

The following table discloses the effect of reclassifications of accumulated other comprehensive income on the accompanying combined statement of operations (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Three months ended September 30,		Affected Line Item in the Statement Where Net Income is Presented
	2014	2013
Gains (losses) on cash flow hedges:
Foreign currency contracts	$1,020	$1,256	Cost of goods sold
Commodity contracts	(648)	(1,663)	Cost of goods sold
	372	(407)	Total before tax
	(13)	274	Tax benefit (expense)
	$359	$(133)	Net of tax

Amortization of employee benefit plan costs:
Prior service costs	$—	$—	Selling, general and administrative expenses
Net actuarial loss	(165)	(7)	Selling, general and administrative expenses
	(165)	(7)	Total before tax
	63	3	Tax benefit (expense)
	$(102)	$(4)	Net of tax

Total reclassifications for the period	$257	$(137)	Net of tax

The following table discloses the effect of reclassifications of accumulated other comprehensive income on the accompanying combined statement of operations (in thousands):

Details about Accumulated Other Comprehensive Income (Loss) Components	Nine months ended September 30,		Affected Line Item in the Statement Where Net Income is Presented
	2014	2013
Gains (losses) on cash flow hedges:
Foreign currency contracts	$3,429	$4,772	Cost of goods sold
Commodity contracts	(2,987)	(2,937)	Cost of goods sold
	442	1,835	Total before tax
	288	23	Tax benefit (expense)
	$730	$1,858	Net of tax

Amortization of employee benefit plan costs:
Prior service costs	$—	$—	Selling, general and administrative expenses
Net actuarial loss	(496)	(21)	Selling, general and administrative expenses
	(496)	(21)	Total before tax
	192	8	Tax benefit (expense)
	$(304)	$(13)	Net of tax

Total reclassifications for the period	$426	$1,845	Net of tax

15. Income taxes

We compute on a quarterly basis an estimated annual effective tax rate considering ordinary income and related income tax expense (benefit). Ordinary income refers to income (loss) before income tax expense (benefit) excluding significant, unusual, or infrequently occurring items. The tax effect of an unusual or infrequently occurring item is recorded in the interim period in which it occurs. Other items included in income tax expense in the periods in which they occur include the cumulative effect of changes in tax laws or rates, foreign exchange gains and losses, adjustments to uncertain tax positions, and adjustments to our valuation allowance due to changes in judgment regarding the realizability of deferred tax assets in future years.

The effective income tax rate for the three and nine months ended September 30, 2014, differs from the U.S. federal income tax rate primarily due to effect of foreign taxable income, the increase in our valuation allowance for certain tax credits, and nondeductible transaction costs. For the three and nine months ended September 30, 2014, we recognized tax expense of $2,485,000 related to an increase in our valuation allowance for certain state tax credits and tax expense of $982,000 related to nondeductible transaction costs. The effective income tax rate for the three and nine months ended September 30, 2013, differs from the U.S. federal income tax rate primarily due to the effect of foreign taxable income, valuation allowance utilization in certain foreign jurisdictions, and tax credits against the U.S. net income reported in the financial statements.

We have total unrecognized tax benefits of $12,553,000 and $11,456,000 that have been recorded as liabilities as of September 30, 2014 and December 31, 2013, respectively, and we are uncertain as to if or when such amounts may be settled. During the three months ended September 30, 2014 and 2013, we recorded uncertain tax positions of $114,000 and $210,000, respectively. During the nine months ended September 30, 2014 and 2013, we recorded uncertain tax positions of $1,129,000 and $1,419,000, respectively.

16. Employee benefit plans

The components of expense for the plans were as follows (in thousands):

Pension benefits:
	Three months ended September 30,		Nine months ended September 30,
Components of expense	2014	2013	2014	2013
Service costs	$286	$273	$850	$754
Interest costs	753	693	2,262	2,066
Expected return on plan assets	(759)	(665)	(2,293)	(1,982)
Recognized net actuarial (gain) loss	(145)	7	(436)	21
Net periodic pension cost	$135	$308	$383	$859

Postretirement health care and life insurance plans:
	Three months ended September 30,		Nine months ended September 30,
Components of expense	2014	2013	2014	2013
Interest costs	$20	$19	$61	$58
Amortization of prior service cost	—	—	—	—
Recognized net actuarial gain	(20)	(14)	(60)	(42)
Net periodic cost	$—	$5	$1	$16

Cash flows - employee benefit plans

We contributed $3,164,000 and $2,585,000 to our pension plans during the nine months ended September 30, 2014 and 2013, respectively. We expect to contribute a total of $2,626,000 to our U.S. pension plans and $1,496,000 to our International pension plans in 2014. The postretirement health care plan is funded as benefits are paid.

17.	Stock-based compensation

On February 14, 2013, Old Remy filed a Form S-8 to register 5,500,000 shares which may be issued pursuant to the Omnibus Incentive Plan. The Omnibus Incentive Plan became effective on October 27, 2010, was amended on March 24, 2011, and permits Old Remy's Compensation Committee to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other cash or share based awards to Old Remy's employees and non-employee directors. As of September 30, 2014, there were 3,078,861 shares available to be issued under the Omnibus Incentive Plan.

During the nine months ended September 30, 2014, executive officers and other key employees received restricted stock awards of 178,279 common shares with a weighted average grant date value of $21.99, based on the closing price of Old Remy's common stock on the respective grant date as reported on the NASDAQ Stock Market. These awards are 50% time-based and 50% performance-based. The time-based restricted shares vest equally over a three-year period and one-third of the performance-based restricted shares will be available to vest for each of the calendar years 2014, 2015 and 2016 based on a target operating income for each of the years. Additionally, executive officers and other key employees were granted 237,640 stock option awards which vest equally over a three-year period with a term of seven years and a weighted average exercise price of $21.99.

Also during the nine months ended September 30, 2014, Old Remy's Board of Directors received restricted stock awards of 27,072 common shares and stock option awards of 36,083 common shares. One-half of the restricted stock shares and stock options granted to the Board of Directors vest at each anniversary of the grant date. Restricted stock granted to the Board of Directors were valued at $21.98, which was the closing price of Old Remy's common stock on the grant date as reported on the NASDAQ Stock Market. Stock options granted to the Board of Directors have a term of seven years and an exercise price of $21.98.

Old Remy estimated the grant date fair value of all stock options granted during the nine months ended September 30, 2014 using the Black-Scholes valuation model. The weighted average valuation per share was $7.07 based on the following assumptions: Risk-free interest rate: 1.53%, Dividend Yield: 1.82%, Expected Volatility: 43.20% and Expected Term: 4.5 years.

Shares issued upon exercise of stock options were 2,397 during the nine months ended September 30, 2014. There were no stock option exercises during the nine months ended September 30, 2013.

Noncash compensation expense related to all types of awards was recognized for the three and nine months ended September 30, as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013
Stock-based compensation expense	$893	$1,648	$3,454	$4,894

If factors change and Old Remy employs different assumptions, stock-based compensation expense may differ significantly from what Old Remy has recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, Old Remy may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that Old Remy grants additional equity awards to employees or Old Remy assumes unvested equity awards in connection with acquisitions.

18. Business segment and geographical information

We manage our business and operate in a single reportable business segment.

We are a multi-national corporation with operations in many countries, including the United States, Canada, Mexico, Brazil, China, Hungary, South Korea, United Kingdom, Belgium and Tunisia. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets where we distribute our products. Our operating results are exposed to changes in exchange rates between the U.S. dollar and non-U.S. currencies. Exposure to variability in foreign currency exchange rates is managed primarily through the use of natural hedges, whereby funding obligations and assets are both denominated in the local currency, and through selective currency hedges. From time to time, we enter into exchange agreements to manage our exposure arising from fluctuating exchange rates related to specific transactions. Refer to Note 4. Sales are attributed to geographic locations based on the point of sale.

Information about our net sales by region was as follows:

	Three months ended September 30,		Nine months ended September 30,
(In thousands)	2014	2013	2014	2013
Net sales to external customers:
United States	$191,552	$178,670	$592,679	$566,780
Europe	20,399	21,571	66,262	68,092
Other Americas	12,305	14,663	35,042	45,457
Asia	67,725	53,892	206,913	162,631
Total net sales	$291,981	$268,796	$900,896	$842,960

19. Other commitments and contingencies

We are party to various legal actions and administrative proceedings and subject to various claims, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. We believe that none of such actions, other than those discussed below, depart from customary litigation arising in the ordinary course of business. We review these matters on an ongoing basis and follow the provisions of FASB ASC Topic 450, Contingencies, when making accrual and disclosure decisions. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability has been recorded in our accompanying combined financial statements. For legal proceedings where it has been determined that a loss is either probable but the amount or range of loss is not reasonably estimable, or reasonably possible, we provide disclosure with respect to the matter.
Actual losses may materially differ from the amounts recorded and the ultimate outcomes of our pending cases are generally not yet determinable.  At present we do not believe that the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition. However, litigation matters are inherently uncertain, and we cannot currently quantify our ultimate liability for unresolved litigation matters, including those referred to below. As a result, it is possible that such liability could materially affect our combined financial position or our results of operations or cash flows for an individual reporting period.

Remy Componentes S. de R.L. de C.V. vs. Corporativo Industrial y Empresarial Lorva, S.A. de C.V. ("Lorva")

In December 2012, Lorva, a former vendor, filed a judicial claim against Old Remy in the federal court in San Luis Potosi, Mexico requesting the rescission of two alleged operational service contracts. We filed a timely response in January 2013. The collection of evidence and witness testimony concluded in the civil case, and the parties filed their written closing argument briefs in the fourth quarter of 2013. In March 2014, the first instance sentence was issued by the court determining Lorva has the right to rescind both contracts and collect the benefit sought in the amount of approximately $17,380,000 for liquidated damages and outstanding invoices. In April 2014, we filed an appeal to this ruling in the Fourth District Court in San Luis Potosi, Mexico. On October 2, 2014, the Fourth District Court in San Luis Potosi, Mexico ruled on the appeal filed in April 2014. The court reduced the first sentence issued in March 2014 from $17,380,000 to payment of invoices and amounts due of $121,000 plus Lorva's costs and attorney fees. Both Lorva and Old Remy filed a timely appeal on October 24, 2014. We believe it is probable that we should prevail on final appeal based on legal arguments and the facts of this case. This appeal is expected to take approximately six to twelve months to complete. As of September 30, 2014, we continue to maintain an immaterial accrual related to this matter.

Remy, Inc. vs. Tecnomatic S.p.A.

In March 2011, Tecnomatic filed a lawsuit against Remy International, Inc., its Mexican subsidiaries and two other entities alleging breach of contract and the misappropriation of trade secrets, and requested damages of $110,000,000. On September 11, 2014, we announced entry into a Settlement Agreement and Mutual General Release (the "Agreement") to settle all disputes that existed among us and Tecnomatic. In addition, we entered into a cross licensing arrangement of certain patents with Tecnomatic. The value of the patents received from Tecnomatic is approximately $13,930,000. (See Note 7.) Pursuant to the Agreement and the cross licensing arrangement, we paid to Tecnomatic a $16,000,000 cash payment in September 2014 and will pay a $16,000,000 cash payment on or before March 15, 2015. During the quarter ended September 30, 2014, we recorded revenue for the patents provided to Tecnomatic of $720,000 in net sales and expense of $18,790,000 related to this settlement in cost of goods sold in the accompanying unaudited combined statement of operations.

20. Acquisition

Acquisition of United Starters and Alternators Industries, Inc.

On January 13, 2014, we acquired substantially all of the assets of USA Industries pursuant to the terms and conditions of the Asset Purchase Agreement. USA Industries is a leading North American distributor of premium quality remanufactured and new alternators, starters, constant velocity (CV) axles and disc brake calipers for the light-duty aftermarket. We believe the USA Industries acquisition provides us with a strong platform to leverage our distribution channels with an enhanced portfolio and expand beyond our core rotating electric products. In connection with the closing of the transaction, the assets were placed in Remy USA Industries, L.L.C., a wholly-owned subsidiary of the Company. The results of operations of USA Industries have been included in our combined results of operations since the acquisition date.

As of September 30, 2014, the purchase price was $40,179,000, consisting of $38,679,000 in cash and $1,500,000 cash held in escrow. The preliminary purchase price allocation based on our best estimate of the fair value as of the acquisition date was as follows (in thousands):

Cash	$109
Trade accounts receivable	7,811
Inventories	13,834
Prepaid expenses and other current assets	43
Property, plant and equipment	462
Goodwill	14,015
Intangible assets	12,328
Other noncurrent assets	5,779
Total assets acquired	$54,381

Accounts payable	$8,370
Other current liabilities and accrued expenses	5,440
Other noncurrent liabilities	392
Total liabilities acquired	14,202
Net assets acquired	$40,179

Goodwill of $14,015,000, which is deductible for tax purposes, has been recorded based on the amount of the purchase price that exceeds the preliminary fair value of the net assets acquired. We expect to complete the purchase price allocation by December 2014.

For the three months ended September 30, 2014, we recognized customer relationships amortization of $275,000 and lease intangible amortization of $75,000, which all were included in cost of goods sold in the accompanying combined statement of operations.

For the nine months ended September 30, 2014, we recognized a finished goods inventory step-up of $3,474,000, customer relationships amortization of $787,000 and lease intangible amortization of $172,000, which all were included in cost of goods sold in the accompanying combined statement of operations.

21. Executive officer separation

On January 31, 2013, Old Remy entered into a Transition, Noncompetition and Release Agreement (the "Agreement") with John H. Weber, former President and Chief Executive Officer, effective February 28, 2013. Pursuant to the terms of the Agreement, Mr. Weber received a lump sum cash payment of $7,000,000, which is included in selling, general and administrative expenses in the accompanying unaudited combined statement of operations for the nine months ended September 30, 2013.

22. Purchase of noncontrolling interest

In June 2013, we acquired the remaining 49% noncontrolling ownership interest of our Chinese joint venture, Remy Hubei Electric Co. Ltd. ("REH") for $14,628,000, consisting of cash payment of $8,107,000 and dividends declared and subsequently paid to the noncontrolling interest holder in excess of their ownership percentage of $6,521,000. As a result of this transaction, REH became a wholly-owned subsidiary of Old Remy on June 24, 2013. During the quarter ended June 30, 2013, we recorded an adjustment to our parent company investment of $18,230,000 in connection with the acquisition of the noncontrolling interest.

23. Related party transactions

FNF and related subsidiaries participated in our Amended and Restated Term B Loan Credit Agreement on March 5, 2013 and held $29,475,000 principal amount of our Amended and Restated Term B loan as of September 30, 2014 and held $29,700,000 as of December 31, 2013.

Imaging provides data conversion services to and leases certain equipment from FNF and its subsidiaries. In addition, Imaging participates in certain programs administered by FNF, including insurance programs, cash pooling arrangements, and employee benefit programs. The costs of various services performed by FNF on behalf of Imaging during the periods ended September 30, 2014 and 2013 have been reflected in the combined financial statements, including allocated costs for certain administrative costs. The allocation of administrative costs is based on FNF's internal allocation methodology, which is based upon a combination of established percentage of costs applied to the costs of operations, headcount, and specific identification of services rendered. The allocation is based on estimates and assumptions that management believes are reasonable under the circumstances. However, such costs and allocations may not necessarily be indicative of the costs that would have resulted if Imaging had been operated on a stand-alone basis during the periods presented.

The combined statements of operations include $443,000 and $643,000 of revenue from the services provided to FNF by Imaging, charges for leased assets and administrative services of $45,000 and $39,000 were recorded in costs of goods sold and $9,000 and $12,000 of selling, general and administrative expenses for services provided by FNF for each of the three months ended September 30, 2014 and 2013, respectively.

The combined statements of operations include $995,000 and $1,045,000 of revenue from the services provided to FNF by Imaging, charges for leased assets and administrative services of $113,000 and $124,000 were recorded in costs of goods sold and $33,000 and $28,000 of selling, general and administrative expenses for services provided by FNF for each of the nine months ended September 30, 2014 and 2013, respectively.

Amounts due to Imaging from FNF and affiliates was $2,205,000 as of September 30, 2014. Amounts due to FNF and affiliates by Imaging were $2,427,000 as of December 31, 2013.

As part of the proposed Transactions, FNF has agreed to reimburse Old Remy for 50% of Old Remy's costs incurred related to the Transaction. The amount due to Old Remy from FNF was $1,357,000 as of September 30, 2014, which is included in other receivables, with the offset recorded in parent company investment, in the accompanying unaudited combined balance sheet.

In November 2013, John H. Weber, a member of Old Remy's Board of Directors, served from November 2013 until October 2014 as Chief Executive Officer of VIA Motors ("VIA"), a privately held electric vehicle development and manufacturing company and one of Old Remy's existing customers since 2011. Net sales to VIA were $1,042,000 and $1,285,000 during the three and nine months ended September 30, 2014, respectively.  As of September 30, 2014, we have an outstanding receivable from VIA of $1,105,000 which is included within accounts receivable.

Annex A

AGREEMENT AND PLAN OF MERGER
by and among
NEW REMY CORP.,
REMY INTERNATIONAL, INC.,
NEW REMY HOLDCO CORP.,
NEW REMY MERGER SUB, INC.,
OLD REMY MERGER SUB, INC.
and
FIDELITY NATIONAL FINANCIAL, INC.
dated as of September 7, 2014

(continued)

Page
ARTICLE I	The Mergers......................................................................................................................	A-1
Section 1.1	The Mergers......................................................................................................................	A-1
Section 1.2	Closing..............................................................................................................................	A-2
Section 1.3	Effective Time of the Mergers..........................................................................................	A-2
Section 1.4	Effects of the Mergers......................................................................................................	A-2
Section 1.5	Certificate of Incorporation and Bylaws of the New Remy Surviving Corporation, the Old Remy Surviving Corporation and New Holdco.....................................................	A-3
Section 1.6	Directors and Officers of the New Remy Surviving Corporation, the Old Remy Surviving Corporation and New Holdco.........................................................................	A-3
ARTICLE II	EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF THE CONSTITUENTS CORPORATIONS; EXCHANGE OF CERTIFICATES; STOCK OPTIONS................................................	A-4
Section 2.1	Effect on Capital Stock....................................................................................................	A-4
Section 2.2	Exchange of Certificates and Book-Entry Shares.......................................................	A-5
Section 2.3
Old Remy Stock Options, Old Remy Performance Shares and Old Remy Restricted Stock................................................................................................................................
A-7
Section 2.4	Actions by New Holdco...................................................................................................	A-8
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF FNF...................................................	A-8
Section 3.1	Organization, Standing and Corporate Power.................................................................	A-8
Section 3.2	Authority; Noncontravention...........................................................................................	A-8
Section 3.3	Governmental Approvals.................................................................................................	A-9
Section 3.4	Information Supplied........................................................................................................	A-9
Section 3.5	FNF Owned Imaging Units..............................................................................................	A-9
Section 3.6	FNF Owned Old Remy Shares.........................................................................................	A-10
Section 3.7	No Brokers or Other Advisors.......................................................................................	A-10
Section 3.8	No Other Representations or Warranties........................................................................	A-10
ARTICLE IV	Representations and Warranties of New Remy..............................................................	A-10
Section 4.1	Organization, Standing and Power..................................................................................	A-10
Section 4.2	Authority; Noncontravention...........................................................................................	A-12
Section 4.3	Governmental Approvals.................................................................................................	A-13
Section 4.4	Undisclosed Liabilities....................................................................................................	A-13
Section 4.5	Legal Proceedings...........................................................................................................	A-13
Section 4.6	Compliance With Laws....................................................................................................	A-13
Section 4.7	Tax Matters......................................................................................................................	A-13
Section 4.8	No Other Representations or Warranties..........................................................................	A-13
ARTICLE V	Representations and Warranties of Old Remy.................................................................	A-14
Section 5.1	Organization, Standing and Corporate Power..................................................................	A-14
Section 5.2	Capitalization...................................................................................................................	A-14
Section 5.3	Authority; Noncontravention...........................................................................................	A-15
Section 5.4	Governmental Approvals..................................................................................................	A-15

A-i

Section 5.5	SEC Documents; Undisclosed Liabilities........................................................................	A-16
Section 5.6	Information Supplied.........................................................................................................	A-16
Section 5.7	Brokers and Other Advisors..............................................................................................	A-16
Section 5.8	Opinion of Financial Advisor ……………………………………………………..........	A-16
Section 5.9	No New Remy Interest......................................................................................................	A-16
Section 5.10	No Other Representations or Warranties...........................................................................	A-17
ARTICLE VI	Additional Covenants and Agreements............................................................................	A-17
Section 6.1	Preparation of the New Remy Form S-1, the New Holdco Form S-4 and Old Remy Proxy Statement; Stockholder Meeting...........................................................................	A-17
Section 6.2	Conduct of Business by Imaging and New Remy Pending the Transactions....................	A-18
Section 6.3	Conduct of Business by Old Remy Pending the Transactions..........................................	A-20
Section 6.4	Old Remy Board Recommendation..................................................................................	A-21
Section 6.5	Reasonable Best Efforts...................................................................................................	A-21
Section 6.6	Public Announcements.....................................................................................................	A-22
Section 6.7	Access to Information; Confidentiality.............................................................................	A-22
Section 6.8	Notification of Certain Matters.........................................................................................	A-22
Section 6.9	Indemnification...............................................................................................................	A-22
Section 6.10	Restructuring and Spin-Off............................................................................................	A-24
Section 6.11	Defense of Litigation.....................................................................................................	A-24
Section 6.12	Fees and Expenses………………………………………………………….....………..	A-25
Section 6.13	Tax Matters......................................................................................................................	A-25
Section 6.14	Rule 16b-3......................................................................................................................	A-25
Section 6.15	Sole Stockholder Approvals............................................................................................	A-25
Section 6.16	FNF Undertaking.............................................................................................................	A-25
Section 6.17	New Holdco Joinder……………………………………………………………..........	A-26
Section 6.18	No Acquisition of an Old Remy Interest by FNF...........................................................	A-26
Section 6.19	No Acquisition of a New Remy Interest by FNF............................................................	A-26
Section 6.20	NASDAQ Listing............................................................................................................	A-26
Section 6.21	Vote in Favor of the Mergers..........................................................................................	A-26
Section 6.22	Books and Records.........................................................................................................	A-26
ARTICLE VII	Conditions Precedent.......................................................................................................	A-26
Section 7.1	Conditions to Each Party’s Obligation to Effect the Mergers..........................................	A-26
Section 7.2	Conditions to Obligations of Old Remy............................................................................	A-27
Section 7.3	Conditions to Obligation of FNF and New Remy.............................................................	A-28
ARTICLE VIII	Survival............................................................................................................................	A-29
Section 8.1	Survival..........................................................................................................................	A-29
ARTICLE IX	Termination....................................................................................................................	A-29
Section 9.1	Termination.....................................................................................................................	A-29
Section 9.2	Effect of Termination......................................................................................................	A-30
ARTICLE X	Miscellaneous...................................................................................................................	A-30
Section 10.1	Amendment or Supplement.............................................................................................	A-30
Section 10.2	Extension of Time, Waiver, Etc.........................................................................................	A-30
Section 10.3	Assignment.........................................................................................................................	A-30
Section 10.4	Counterparts....................................................................................................................	A-30

A-ii

EXHIBIT A	Form of Post-Spin-Off New Holdco Charter
EXHIBIT B	Form of Post-Spin-Off New Holdco Bylaws
EXHIBIT C	Form of Post-Spin-Off New Remy Charter
EXHIBIT D	Form of Post-Spin-Off New Remy Bylaws
EXHIBIT E	Form of Joinder Agreement
EXHIBIT F-1	Form of Imaging Services Agreement
EXHIBIT F-2	Form of Old Remy Services Agreement
EXHIBIT G	Form of Tax Matters Agreement

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of September 7, 2014 (this “Agreement”), is by and among New Remy Corp., a Delaware corporation (“New Remy”), Remy International, Inc., a Delaware corporation (“Old Remy”), New Remy Holdco Corp., a Delaware corporation (“New Holdco”), New Remy Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of New Holdco (“Merger Sub One”), Old Remy Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of New Holdco (“Merger Sub Two”), and Fidelity National Financial, Inc., a Delaware corporation (“FNF”). Certain capitalized terms used in this Agreement are defined in Section 10.10.
WHEREAS, FNF, indirectly through its Subsidiaries, owns (i) Fidelity National Technology Imaging, LLC (“Imaging”) and (ii) the FNF Owned Old Remy Shares, which shares are attributed to the FNFV Group of FNF;
WHEREAS, prior to the New Remy Effective Time, FNF will complete the Restructuring pursuant to the Reorganization Agreement, by and between New Remy and FNF, dated as of the date hereof (the “Reorganization Agreement”), including the distribution of all of the shares of New Remy Common Stock held by FNF to the holders of FNFV Group common stock, par value $0.0001 per share, of FNF (the “FNFV Common Stock”) (the “Spin-Off”);
WHEREAS, in accordance with the terms and conditions hereof, following consummation of the Spin-Off, the parties intend to effectuate the New Remy Merger and the Old Remy Merger, resulting in both New Remy and Old Remy becoming wholly-owned Subsidiaries of New Holdco;
WHEREAS, the Board of Directors of FNF has approved, and deems it advisable and in the best interests of FNF and its stockholders (including the holders of FNFV Common Stock) to consummate the Restructuring, including the Spin-Off;
WHEREAS, the Special Committee of the Board of Directors of Old Remy (the “Special Committee”) has approved, and deems it advisable and in the best interests of Old Remy and its stockholders (other than New Remy or any of its Affiliates) to consummate, and has recommended that the Board of Directors of Old Remy (the “Old Remy Board”) approve, the Old Remy Merger in which the issued and outstanding shares of capital stock of Old Remy (other than the FNF Owned Old Remy Shares) will be converted into the right to receive shares of New Holdco Common Stock;
WHEREAS, the Old Remy Board, following receipt of the recommendation of the Special Committee, has approved, and deems it advisable and in the best interests of Old Remy and its stockholders (other than New Remy or any of its Affiliates) to consummate, the Old Remy Merger in which the issued and outstanding shares of capital stock of Old Remy (other than the FNF Owned Old Remy Shares) will be converted into the right to receive shares of New Holdco Common Stock;
WHEREAS, the Board of Directors of New Remy has approved, and deems it advisable and in the best interests of New Remy and its stockholders to consummate, the New Remy Merger in which the issued and outstanding shares of capital stock of New Remy will be converted into the right to receive shares of New Holdco Common Stock; and
WHEREAS, the New Remy Merger and the Old Remy Merger are being undertaken pursuant to a single, integrated plan and, for United States federal income tax purposes, it is intended that (i) the exchange of New Remy Common Stock and Old Remy Common Stock for New Holdco Common Stock pursuant to the Mergers, taken together, shall qualify as exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) the New Remy Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code; and (iii) this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
The Mergers
SECTION 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the New Remy Effective Time, Merger Sub One shall be merged with and into New Remy (the “New Remy Merger”), and following the New Remy Merger the separate corporate existence of Merger Sub One shall thereupon cease, and New Remy shall be the surviving corporation in the New Remy Merger (the “New Remy Surviving Corporation”). As a result of the New Remy Merger, New Remy shall become a direct wholly-owned Subsidiary of New Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Merger Effective Time, Merger Sub Two shall be merged with and into Old Remy (the “Old Remy Merger” and together with the New Remy Merger, the “Mergers”), and following the Old Remy Merger the separate corporate existence of Merger Sub Two shall thereupon cease, and Old Remy shall be the surviving corporation in the Old Remy Merger (the “Old Remy Surviving Corporation”). As a result of the Old Remy Merger, Old Remy shall become jointly owned by New Holdco and New Remy. Immediately following the Merger Effective Time, New Holdco will contribute to New Remy all of the shares of common stock of Old Remy Surviving Corporation held by New Holdco.

SECTION 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 1.3 Effective Time of the Mergers. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall (and shall cause their Subsidiaries to) cause the following to occur:

(a) New Remy shall file with the Secretary of State of the State of Delaware a certificate of merger, in the form required by and executed in accordance with the relevant provisions of the DGCL (the “New Remy Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the New Remy Merger. The New Remy Merger shall become effective upon the due filing of the New Remy Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the New Remy Certificate of Merger (the time at which the New Remy Merger becomes effective is herein referred to as the “New Remy Effective Time”).

(b) Old Remy shall file with the Secretary of State of the State of Delaware a certificate of merger, in the form required by and executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Old Remy Merger. The parties shall cause the Old Remy Merger to become effective immediately after the New Remy Effective Time (the time at which the Old Remy Merger becomes effective is herein referred to as the “Merger Effective Time”).

SECTION 1.4 Effects of the Mergers. The Mergers shall have the effects set forth herein and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) at the New Remy Effective Time, all the properties, rights, privileges, powers and franchises of New Remy and Merger Sub One shall vest in the New Remy Surviving Corporation, and all debts, liabilities and duties of New Remy and Merger Sub One shall become the debts, liabilities and duties of the New Remy Surviving Corporation and (ii) at the Merger Effective Time, all the properties, rights, privileges, powers and franchises of Old Remy and Merger Sub Two shall vest in the Old Remy Surviving Corporation, and all debts, liabilities and duties of Old Remy and Merger Sub Two shall become the debts, liabilities and duties of the Old Remy Surviving Corporation.

SECTION 1.5 Certificate of Incorporation and Bylaws of the New Remy Surviving Corporation, the Old Remy Surviving Corporation and New Holdco.

(a) At the New Remy Effective Time, the certificate of incorporation of New Remy (the “New Remy Charter”) and the bylaws of New Remy (the “New Remy Bylaws”) in effect immediately prior to the New Remy Effective Time shall be the certificate of incorporation and bylaws of the New Remy Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Merger Effective Time, the certificate of incorporation of Old Remy and the bylaws of Old Remy in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation and bylaws of the Old Remy Surviving Corporation until thereafter amended as provided therein or by applicable Law ; provided that immediately following the Merger Effective Time, the Old Remy Surviving Corporation shall file an amendment to the certificate of incorporation of the Old Remy Surviving Corporation to change its name to “Remy Holdings, Inc.”.

(c) New Remy shall cause the certificate of incorporation and bylaws of New Holdco to be amended, immediately following the Spin-Off Effective Time, to read in their entirety in the forms set forth in Exhibit A and Exhibit B hereto, respectively, and such certificate of incorporation and bylaws shall be the certificate of incorporation and bylaws of New Holdco until thereafter amended as provided therein or by applicable Law; provided that immediately following the Merger Effective Time, New Holdco shall file an amendment to the certificate of incorporation of New Holdco to change its name to “Remy International, Inc.”, which shall have been approved prior to the Spin-Off Effective Time by the Board of Directors of New Holdco and New Remy, as its sole stockholder.

SECTION 1.6 Directors and Officers of the New Remy Surviving Corporation, the Old Remy Surviving Corporation and New Holdco.

(a) The directors of Merger Sub One immediately prior to the New Remy Effective Time shall be, from and after the New Remy Effective Time, the initial directors of the New Remy Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the New Remy Surviving Corporation until each such director’s successor is duly elected and qualified, or until their earlier death, resignation or removal. The directors of Merger Sub Two immediately prior to the Merger Effective Time shall be, from and after the Merger Effective Time, the initial directors of the Old Remy Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Old Remy Surviving Corporation until each such director’s successor is duly elected and qualified, or until their earlier death, resignation or removal.

(b) The officers of Merger Sub One immediately prior to the New Remy Effective Time shall be the initial officers of the New Remy Surviving Corporation. The officers of Merger Sub Two immediately prior to the Merger Effective Time shall be the initial officers of the Old Remy Surviving Corporation.

(c) From and after the time immediately prior to the New Remy Effective Time, the directors of New Holdco shall be comprised of the individuals set forth in Section 1.6(c) of the Old Remy Disclosure Schedule in the classes set forth therein, each to hold office in accordance with the certificate of incorporation and bylaws of New Holdco until each such director's successor is duly elected and qualified, or until their earlier death, resignation or removal. New Remy shall take such actions, as the sole stockholder of New Holdco, as required under its certificate of incorporation and bylaws and applicable Law to cause the board of directors of New Holdco to be so constituted, subject to and conditional on the New Remy Effective Time. From and after the New Remy Effective Time, the individuals specified in Section 1.6(c) of the Old Remy Disclosure Schedule shall be the officers of New Holdco.

ARTICLE II

Effect of the Mergers on the Capital Stock of the Constituent Corporations;
Exchange of Certificates; Stock Options

SECTION 2.1 Effect on Capital Stock.

(a) At the New Remy Effective Time, by virtue of the New Remy Merger and without any action on the part of the holder of any shares of capital stock of any party:

(i) Conversion of New Remy Common Stock. Subject to Section 2.1(c) and Section 2.1(d), each share of common stock, par value $0.0001 per share, of New Remy (“New Remy Common Stock”) issued and outstanding immediately prior to the New Remy Effective Time, other than shares to be canceled pursuant to Section 2.1(a)(ii), shall be automatically converted into and become the right to receive a number of shares of validly issued, fully paid and nonassessable shares of New Holdco Common Stock equal to the New Remy Exchange Ratio (the “New Remy Merger Consideration”). At the New Remy Effective Time, except as otherwise provided herein, all shares of New Remy Common Stock outstanding immediately prior to the New Remy Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of a New Remy Certificate and each holder of uncertificated shares of New Remy Common Stock shall cease to have any rights with respect thereto, except that such New Remy Certificate or uncertificated share shall represent only the right to receive (x) the New Remy Merger Consideration deliverable in respect of the shares of New Remy Common Stock represented by such New Remy Certificate or uncertificated share immediately prior to the New Remy Effective Time, (y) any cash in lieu of fractional shares payable pursuant to Section 2.1(c) and (z) any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such New Remy Certificate or uncertificated share in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed New Remy Certificate, Section 2.2(e)).

(ii) Cancellation of Shares. Each issued share of New Remy Common Stock that is owned by New Remy immediately prior to the New Remy Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Merger Sub One Common Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub One issued and outstanding immediately prior to the New Remy Effective Time shall be automatically converted into one duly authorized and validly issued, fully paid and nonassessable share of common stock of the New Remy Surviving Corporation.

(b) At the Merger Effective Time, by virtue of the Old Remy Merger and without any action on the part of the holder of any shares of capital stock of any party:

(i) Conversion of Old Remy Common Stock. Subject to Section 2.1(d), each share of common stock of Old Remy, par value $0.0001 per share (the “Old Remy Common Stock”), issued and outstanding immediately prior to the Merger Effective Time, other than (A) any shares of Old Remy Common Stock to be canceled pursuant to Section 2.1(b)(ii) and (B) the FNF Owned Old Remy Shares, which shall remain issued and outstanding and are not affected by the Old Remy Merger, shall be automatically converted into and become the right to receive one (the “Old Remy Exchange Ratio”) validly issued, fully paid and nonassessable share of New Holdco Common Stock (the “Old Remy Merger Consideration” and, together with the New Remy Merger Consideration, the “Merger Consideration”). At the Merger Effective Time, except for the FNF Owned Old Remy Shares and except as otherwise provided herein, all shares of Old Remy Common Stock outstanding immediately prior to the Merger Effective Time shall be canceled upon their conversion and shall cease to exist and each holder of an Old Remy Certificate and each holder of uncertificated shares of Old Remy Common Stock (other than any holder of FNF Owned Old Remy Shares) shall cease to have any rights with respect thereto, except that such Old Remy Certificate or uncertificated share shall represent only the right to receive (x) the Old Remy Merger Consideration deliverable in respect of the shares of Old Remy Common Stock represented by such Old Remy Certificate or uncertificated share immediately prior to the Merger Effective Time and (y) any dividends or other distributions payable pursuant to Section 2.2(c), all to be issued or paid, without interest, in consideration therefor upon the surrender of such Old Remy Certificate or uncertificated share in accordance with Section 2.2(b) (or, in the case of a lost, stolen or destroyed Old Remy Certificate, Section 2.2(e)).

(ii) Cancellation of Shares. Each issued share of Old Remy Common Stock that is owned by Old Remy immediately prior to the Merger Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Merger Sub Two Common Stock. The shares of common stock, par value $0.0001 per share, of Merger Sub Two (“Merger Sub Two Common Stock”) issued and outstanding immediately prior to the Merger Effective Time shall be, in the aggregate, automatically converted into that number of shares of common stock, par value $0.0001 per share, of the Old Remy Surviving Corporation equal to the number of shares of Old Remy Common Stock that are outstanding immediately prior to the Merger Effective Time, excluding the FNF Owned Old Remy Shares and shares of Old Remy Common Stock canceled pursuant to Section 2.1(b)(ii). Each share of Merger Sub Two Common Stock converted into shares of common stock of the Old Remy Surviving Corporation shall be duly authorized and validly issued, fully paid and nonassessable.

(c) Fractional Shares.

(i) No certificates, scrip or book-entry credit representing fractional shares of New Holdco Common Stock will be issued upon the conversion of New Remy Common Stock pursuant to Section 2.1, and to the extent that any holder of New Remy Common Stock would otherwise be entitled to receive a fractional share of New Holdco Common Stock, no such fractional shares will be issued to such holder as a result of the New Remy Merger and no such holder shall be entitled to vote or to any rights of a holder of New Holdco Common Stock with respect to fractional shares such holder otherwise would be entitled to receive. For purposes of this Section 2.1(c), all fractional share interests to which each record holder would be entitled will be aggregated and sold by the Exchange Agent pursuant to Section 2.1(c)(ii).

(ii) Fractional shares of New Holdco Common Stock that would otherwise be allocable to any former holders of New Remy Common Stock in the New Remy Merger will be aggregated, and the Exchange Agent shall sell the aggregate shares in the public market. The Exchange Agent will make available the net proceeds thereof, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of New Remy Common Stock entitled to receive such cash. No interest shall accrue on any cash payable pursuant to this Section 2.1(c).

(d) Adjustments to Exchange Ratios. So as to maintain the relative proportionate interests of the holders of the New Remy Common Stock and the Old Remy Common Stock in New Holdco Common Stock immediately following the Merger Effective Time intended by this Agreement as of the date hereof, the New Remy Exchange Ratio, the New Remy Merger Consideration, the Old Remy Exchange Ratio and the Old Remy Merger Consideration shall be adjusted to reflect fully the effect of any stock split, split-up, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Old Remy Common Stock or New Holdco Common Stock or other securities), reorganization, recapitalization, reclassification, combination or exchange of shares, or other similar change with respect to (i) Old Remy Common Stock occurring on or after the date hereof and prior to the Merger Effective Time or (ii) New Holdco Common Stock occurring on or after the date hereof and prior to the Merger Effective Time.

SECTION 2.2 Exchange of Certificates and Book-Entry Shares.

(a) Exchange Agent. At or prior to the New Remy Effective Time, New Holdco shall deposit, in trust for the benefit of the holders of New Remy Common Stock and Old Remy Common Stock, with the Exchange Agent, pursuant to an agreement reasonably satisfactory to Old Remy and FNF (the “Exchange Agreement”), for exchange in accordance with this ARTICLE II, through the Exchange Agent, certificates (or evidence of shares in book-entry form) representing the shares of New Holdco Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of New Remy Common Stock and Old Remy Common Stock (such shares of New Holdco Common Stock, together with any dividends or other distributions with respect thereto with a record date after the Merger Effective Time and any cash payments in lieu of any fractional shares of New Holdco Common Stock received by the Exchange Agent through sales contemplated by Section 2.1(c), being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Merger Effective Time, and in any event no later than ten Business Days after the Merger Effective Time, New Holdco shall cause the Exchange Agent to mail to each holder of record of a certificate (or evidence of shares in book-entry form) which immediately prior to the New Remy Effective Time or the Merger Effective Time, as applicable, represented outstanding shares of New Remy Common Stock (the “New Remy Certificates”) or of Old Remy Common Stock (other than the FNF Owned Old Remy Shares) (the “Old Remy

Certificates” and, together with the Old Remy Certificates, the “Certificates”), which at the New Remy Effective Time or the Merger Effective Time, as applicable, were converted into the right to receive the New Remy Merger Consideration or the Old Remy Merger Consideration, as applicable, pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in customary form and shall have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as New Holdco may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates (or evidence of shares in book-entry form) representing, as applicable, the New Remy Merger Consideration or the Old Remy Merger Consideration, any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.2(c) and cash in lieu of any fractional shares of New Holdco Common Stock to which such holders are entitled pursuant to Section 2.1(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate (or evidence of shares in book-entry form) representing that number of whole shares of New Holdco Common Stock that such holder has the right to receive pursuant to the provisions of this ARTICLE II after taking into account all the shares of New Remy Common Stock or Old Remy Common Stock then held by such holder under all such Certificates so surrendered, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c) and (C) cash in lieu of any fractional shares of New Holdco Common Stock to which such holder is entitled pursuant to Section 2.1(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of New Remy Common Stock or Old Remy Common Stock that is not registered in the transfer records of New Remy or Old Remy, as applicable, a certificate (or evidence of shares in book-entry form) representing the proper number of shares of New Holdco Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance of shares of New Holdco Common Stock to a Person other than the registered holder of such Certificate or shall have established to the reasonable satisfaction of the New Remy Surviving Corporation or Old Remy Surviving Corporation, as applicable, that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the New Remy Effective Time or the Merger Effective Time, as applicable, to represent only the right to receive as applicable, the New Remy Merger Consideration or the Old Remy Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.2(c) and cash in lieu of any fractional shares of New Holdco Common Stock to which such holder is entitled pursuant to Section 2.1(c), in each case, without interest.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to New Holdco Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of New Holdco Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of New Holdco Common Stock shall be paid to any such holder pursuant to Section 2.1(c), in each case until the holder of such Certificate shall surrender such Certificate in accordance with this ARTICLE II. Following surrender of any Certificate in accordance with this ARTICLE II, there shall be paid to the record holder thereof, without interest, (i) promptly following the time of such surrender, the amount of cash payable in lieu of any fractional shares of New Holdco Common Stock to which such holder is entitled pursuant to Section 2.1(c) and the amount of dividends or other distributions, payable with respect to that number of whole shares of New Holdco Common Stock issuable in exchange for such Certificate pursuant to this ARTICLE II, with a record date after the Merger Effective Time and paid with respect to New Holdco Common Stock prior to such surrender, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of New Holdco Common Stock.

(d) Transfer Books; No Further Ownership Rights. All shares of New Holdco Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this ARTICLE II (including any dividends or other distributions paid pursuant to Section 2.2(c) and cash paid in lieu of any fractional shares pursuant to Section 2.1(c)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of New Remy Common Stock or Old Remy Common Stock previously represented by such Certificates, and at the New Remy Effective Time and the Merger Effective Time, as applicable, the stock transfer books of New Remy and Old Remy shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of (x) the New Remy Surviving Corporation of the shares of New Remy Common Stock that were outstanding immediately prior to the New Remy Effective Time and (y) the Old Remy Surviving Corporation of the shares of Old Remy Common

Stock that were outstanding immediately prior to the Merger Effective Time (except for the FNF Owned Old Remy Shares, which are to remain issued and outstanding and are not affected by the Old Remy Merger). Except as required by applicable Law, from and after the New Remy Effective Time and the Merger Effective Time, as applicable, the holders of Certificates that evidenced ownership of shares of New Remy Common Stock or Old Remy Common Stock (other than FNF Owned Old Remy Shares) outstanding immediately prior to the New Remy Effective Time or the Merger Effective Time shall cease to have any rights with respect to such shares. Subject to the last sentence of Section 2.2(f), if, at any time after the New Remy Effective Time or the Merger Effective Time, as applicable, Certificates are presented to the New Remy Surviving Corporation, the Old Remy Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Holdco, the posting by such Person of a bond, in such reasonable amount as New Holdco may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the Old Remy Merger Consideration or New Remy Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.2(c) and cash in lieu of any fractional share interests of New Holdco Common Stock to which such holder would be entitled pursuant to Section 2.1(c), in each case pursuant to this Agreement.

(f) Termination of Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for sixty (60) calendar days after the Merger Effective Time shall be delivered to New Holdco, upon demand by New Holdco, and any holders of Certificates who have not theretofore complied with this ARTICLE II shall thereafter look only to New Holdco for payment of their claim for (i) the Old Remy Merger Consideration or the New Remy Merger Consideration, as applicable, (ii) any dividends or other distributions with respect to shares of New Holdco Common Stock and (iii) cash in lieu of any fractional share interests of New Holdco Common Stock in accordance with this ARTICLE II. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(c) and all cash payable in lieu of fractional shares pursuant to Section 2.1(c)) would otherwise escheat to or become property of any Governmental Authority, any such Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.2(c) and all cash payable in lieu of fractional shares pursuant to Section 2.1(c)) shall become, to the extent permitted by applicable Law, the property of New Holdco, free and clear of all claims or interest of any Person previously entitled thereto.
(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the New Remy Surviving Corporation, the Old Remy Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of New Holdco Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of New Holdco Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund received through the public market aggregated sales of fractional share interests effectuated in accordance with the Exchange Agreement as directed by New Holdco. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, New Holdco.

(i) Withholding Taxes. New Holdco and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of New Remy Common Stock or Old Remy Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, New Holdco and the Exchange Agent shall be treated as though they withheld from the type of consideration from which withholding is required, an appropriate amount otherwise payable pursuant to this Agreement to any holder of shares of New Remy Common Stock or Old Remy Common Stock in order to provide for such withholding obligation and such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of New Remy Common Stock or Old Remy Common Stock.

SECTION 2.3 Old Remy Stock Options, Old Remy Performance Shares and Old Remy Restricted Stock. Prior to the Merger Effective Time, Old Remy or the Old Remy Board (or the applicable committee thereof), as applicable, shall adopt resolutions to amend, effective as of the Merger Effective Time, the Old Remy Stock Plan and the terms of all Old Remy Stock Options, Old Remy Restricted Stock and Old Remy Performance Shares outstanding as of immediately prior to the Merger Effective Time (collectively, the “Old Remy Equity Awards”), and take all other actions necessary to permit the Old Remy Equity Awards to be assumed by New Holdco as set forth in Section 2.4 and to ensure that, notwithstanding anything to the contrary, following the Merger Effective Time, no Person shall have any right to acquire any securities of Old Remy or to receive any payment, right or benefit with respect to any award previously granted under any Old Remy Stock Plan (whether hereunder, under any Old Remy Stock Plan or individual award agreement or otherwise), except the right to receive a payment, right or benefit with respect thereto as provided in Section 2.4.

SECTION 2.4 Actions by New Holdco.

(a) At the Merger Effective Time, by virtue of the Old Remy Merger and without the need of any further corporate action by New Holdco, New Holdco shall assume the Old Remy Equity Awards (in a manner complying with Section 409A of the Code, if applicable), with the result that at the Merger Effective Time, New Holdco shall assume the Old Remy Stock Plan, including all obligations with respect to the Old Remy Equity Awards outstanding at the Merger Effective Time.

(b) As soon as practicable after the Merger Effective Time, New Holdco shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or another appropriate form) registering a number of shares of New Holdco Common Stock at least equal to the number of shares subject to the Old Remy Equity Awards. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as such Old Remy Equity Awards remain outstanding.

(c) As soon as practicable after the Merger Effective Time, New Holdco shall deliver to the holders of an Old Remy Equity Award agreements evidencing the assumption of such Old Remy Equity Awards by New Holdco.

ARTICLE III
Representations and Warranties of FNF

Except as set forth in the correspondingly identified subsection of the disclosure schedule delivered by FNF to Old Remy simultaneously with the execution of this Agreement (the “FNF Disclosure Schedule”), FNF represents and warrants to Old Remy, as of the date hereof and as of the New Remy Effective Time:
SECTION 3.1 Organization, Standing and Corporate Power.

(a) FNF, and each of its Subsidiaries that is a party to a Transaction Agreement, is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on New Remy (a “New Remy Material Adverse Effect”).

(b) FNF is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a New Remy Material Adverse Effect.

SECTION 3.2 Authority; Noncontravention.

(a) FNF and each of its Subsidiaries that is a party to a Transaction Agreement has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each other Transaction Agreement to which it is a party. The execution, delivery and performance by FNF or such Subsidiaries of this Agreement and the execution, delivery and performance by FNF or such Subsidiaries of each other Transaction Agreement to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of FNF and such Subsidiary and, to the extent required by any Law, its stockholders, and no other corporate or other action on its part is necessary to authorize the execution and delivery by FNF or such Subsidiary of this Agreement and each other Transaction Agreement to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and the Reorganization Agreement have been, and each other Transaction Agreement to which it is a party, when executed and delivered, will be, duly executed and delivered by

FNF and each of its Subsidiaries that is a party to a Transaction Agreement and each is, or, upon such execution and delivery, will be, a valid and binding obligation of FNF or such Subsidiary, enforceable in accordance with its terms.

(b) Neither the execution and delivery of this Agreement or any of the other Transaction Agreements to which it is a party by FNF or any of its Subsidiaries nor the consummation by FNF or any of its Subsidiaries of the Transactions, nor compliance by FNF or any of its Subsidiaries with any of the terms or provisions of this Agreement or any of the other Transaction Agreements to which it is a party, will (i) conflict with or violate any provision of its certificate of incorporation and bylaws or any of the organizational documents of any Subsidiary of FNF, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.3 are obtained and the filings referred to in Section 3.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to FNF or any Subsidiary or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, FNF or any Subsidiary under, any of the terms, conditions or provisions of any Contract or permit to which FNF or any Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of FNF or any Subsidiary, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a New Remy Material Adverse Effect.

(c) The Board of Directors of FNF has (i) determined that this Agreement and each other Transaction Agreement to which FNF is a party and the transactions contemplated hereby and thereby are in the best interests of FNF and its stockholders (including the holders of the FNFV Common Stock) and (ii) approved and declared advisable this Agreement and each other Transaction Agreement to which FNF is a party and the transactions contemplated hereby and thereby.

SECTION 3.3 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and the Securities Act, including the filing of both the New Holdco Form S-4 and the New Remy Form S-1 with the SEC or (ii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement or any other Transaction Agreement to which FNF or any Subsidiary is a party by FNF or such Subsidiary and the consummation by FNF or any Subsidiary of the transactions contemplated hereby and thereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a New Remy Material Adverse Effect.

SECTION 3.4 Information Supplied. None of the information supplied (or to be supplied) by or on behalf of FNF or any Subsidiary specifically for inclusion in either the New Holdco Form S-4 or the New Remy Form S-1 will, (x) in the case of the Old Remy Proxy Statement, at the time the Old Remy Proxy Statement or any amendment or supplement thereto is mailed to the stockholders of Old Remy or at the time of the Old Remy Stockholders Meeting, or (y) in the case of the New Holdco Form S-4 and the New Remy Form S-1, at the time the New Holdco Form S-4 or the New Remy Form S-1 (as applicable), or any amendment or supplement thereto, (i) is filed with the SEC or (ii) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Old Remy Proxy Statement, in light of the circumstances under which they are made) not misleading. Notwithstanding the foregoing, FNF makes no representation or warranty with respect to information supplied by or on behalf of Old Remy for inclusion in any of the foregoing documents.

SECTION 3.5 FNF Owned Imaging Units.

(a) The equity interests of Imaging consist solely of membership units, 100% of which will be, as a result of the Restructuring and immediately prior to the Spin-Off, directly owned beneficially and of record by New Remy (the “FNF Owned Imaging Units”). The FNF Owned Imaging Units are duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights, Law, Contract or the organizational documents of Imaging. There are no outstanding subscriptions, options, restricted stock, stock appreciation rights, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any equity interests of Imaging pursuant to which Imaging is or may become obligated to issue equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any equity interests in Imaging. There are no capital appreciation rights, phantom stock plans or securities with participation rights or features, or similar obligations and commitments with respect to Imaging. There are no outstanding obligations of Imaging to repurchase, redeem or otherwise acquire any equity interests (or any options, restricted stock, stock appreciation rights, warrants or other rights to acquire any equity interests) of Imaging. There are no restrictions upon the voting or transfer of any FNF Owned Imaging Units pursuant to any of the organizational documents of FNF or any of its Subsidiaries or any agreement to which FNF or any Subsidiary is a party.

(a) As of the date hereof, all FNF Owned Imaging Units are owned beneficially and of record by a wholly-owned subsidiary of FNF, free and clear of all Liens.

(b) After giving effect to the Restructuring and as of the New Remy Effective Time, New Remy will have good and valid title to the FNF Owned Imaging Units, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and FNF will not have any right, title or interest in the FNF Owned Imaging Units.

SECTION 3.6 FNF Owned Old Remy Shares.

(a) As of the date hereof, 16,342,508 shares of Old Remy Common Stock are owned beneficially and of record by a wholly-owned subsidiary of FNF (the “FNF Owned Old Remy Shares”). All of the FNF Owned Old Remy Shares are owned free and clear of any and all Liens. Except as provided for in this Section 3.6, FNF does not Beneficially Own any other shares of Old Remy Common Stock, any other shares of the capital stock of Old Remy, or any options or other rights to purchase or receive shares of the capital stock of Old Remy.

(b)After giving effect to the Restructuring and as of the New Remy Effective Time, New Remy will have good and valid title to the FNF Owned Old Remy Shares, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and FNF will not have any right, title or interest in the FNF Owned Old Remy Shares.

SECTION 3.7 No Brokers or Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of FNF or any of its Subsidiaries.

SECTION 3.8 No Other Representations or Warranties. Except for the representations and warranties set forth in this Agreement and the other Transaction Agreements, neither FNF nor any other Person makes or has made any express or implied representation or warranty with respect to FNF or Imaging or with respect to any other information provided to New Remy or Old Remy in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements to which FNF is a party. Without limiting the generality of the foregoing, neither FNF nor any other Person will have or be subject to any liability or other obligation to New Remy, Old Remy or any other Person resulting from the distribution to New Remy or Old Remy (including their respective Representatives), or New Remy’s or Old Remy’s (or such Representatives’) use of, any such other information, including any information, documents, projections, forecasts or other materials made available to New Remy or Old Remy in connection with the Mergers or the Restructuring.

ARTICLE IV
Representations and Warranties of New Remy

Except as set forth in the correspondingly identified subsection of the FNF Disclosure Schedule, New Remy represents and warrants to Old Remy, except as set forth herein, as of the date hereof and as of the New Remy Effective Time:
SECTION 4.1 Organization, Standing and Power.

(a) Each of New Remy and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not been and would not reasonably be expected to be, individually or in the aggregate, material to New Remy.

(b) Each of New Remy and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not been and would not reasonably be expected to be, individually or in the aggregate, material to New Remy.

(c) Prior to the consummation of the Restructuring and the Spin-Off, the authorized capital stock of New Remy consists of 1,000 shares of common stock, par value $0.0001 per share and all of the issued and outstanding shares of which are held directly by FNF. Immediately prior to the Spin-Off, the authorized capital stock of New Remy consists of 100,000,000 shares of common stock, par value $0.0001 per share.  All outstanding shares of New Remy Common Stock have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights, Law, Contract or the organizational documents of New Remy.  Except as set forth in this Section 4.1(c), there are no shares of capital stock, voting securities or equity interests of New Remy issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of New Remy, including any representing the right to purchase or otherwise receive any shares of common stock or preferred stock of New Remy.  There are no capital appreciation rights, phantom stock plans or securities with participation rights or features, or similar obligations and commitments with respect to New Remy. There are no outstanding obligations of New Remy  to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of New Remy. There are no restrictions upon the voting or transfer of any shares of New Remy Common Stock pursuant to any of New Remy’s organizational documents or any agreement to which New Remy or any of its Subsidiaries is a party.

(d) New Remy has caused New Holdco to be organized under the Laws of the State of Delaware and owns all of the capital stock of New Holdco. The authorized capital stock of New Holdco consists of 1,000 shares of common stock, par value $0.0001 per share, of which one share has been issued to New Remy, which share is duly authorized, validly issued and fully paid and nonassessable, was not issued in violation of any preemptive or subscription rights, Law, Contract or the organizational documents of New Holdco, and is owned by New Remy free and clear of any Liens. Except as set forth in this Section 4.1(d) and as contemplated by this Agreement, there are no shares of capital stock, voting securities or equity interests of New Holdco issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of New Holdco, including any representing the right to purchase or otherwise receive any shares of common stock or preferred stock of New Holdco. There are no capital appreciation rights, phantom stock plans or securities with participation rights or features, or similar obligations and commitments with respect to New Holdco. There are no outstanding obligations of New Holdco to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of New Holdco. There are no restrictions upon the voting or transfer of any shares of New Holdco Common Stock pursuant to any of New Holdco’s organizational documents or any agreement to which New Holdco or any Subsidiary is a party.

(e) New Remy has caused New Holdco to organize, and New Holdco has organized, Merger Sub One and Merger Sub Two under the Laws of the State of Delaware. The authorized capital stock of Merger Sub One consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are duly authorized, validly issued and fully paid and nonassessable, were not issued in violation of any preemptive or subscription rights, Law, Contract or other organizational documents of Merger Sub One and are owned by New Holdco free and clear of any Liens. The authorized capital stock of Merger Sub Two consists of 1,000 shares of common stock, par value $0.0001 per share, all of which are duly authorized, validly issued and fully paid and nonassessable, were not issued in violation of any preemptive or subscription rights, Law, Contract or other organizational documents of Merger Sub Two and are owned by New Holdco free and clear of any Liens. Except as set forth in this Section 4.1(e), there are no shares of capital stock, voting securities or equity interests of Merger Sub One or Merger Sub Two issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of Merger Sub One or Merger Sub Two, including any representing the right to purchase or otherwise receive any capital stock of Merger Sub One or Merger Sub Two. There are no capital appreciation rights, phantom stock plans or securities with participation rights or features, or similar obligations and commitments with respect to Merger Sub One or Merger Sub Two, as applicable. There are no outstanding obligations of Merger Sub One or Merger Sub Two to repurchase, redeem or otherwise acquire any shares of its own capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests). There are no restrictions upon the voting or transfer of any Merger Sub One or Merger Sub Two equity interests, as applicable, pursuant to the organizational documents of Merger Sub One or Merger Sub Two, as applicable, or any agreement to which New Holdco or any of its Subsidiaries is a party.

(f) Each of New Holdco, Merger Sub One and Merger Sub Two has all necessary corporate power and authority to execute and deliver this Agreement and each of the other Transaction Agreements to which it is a party and, subject to obtaining the consent of their respective sole stockholders, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of New Holdco, Merger Sub One and Merger Sub Two of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by each of New Holdco, Merger Sub One and Merger Sub Two of the Transactions, have been duly authorized and approved by their respective Boards of Directors, and except for obtaining the consent of their respective sole stockholders for the adoption of this Agreement and each of the other Transaction Agreements to which it is a party, no other corporate action on the part of New Holdco, Merger Sub One and Merger Sub Two is necessary to authorize the execution, delivery and performance by New Holdco, Merger Sub One and Merger Sub Two of this Agreement and each of the other Transaction Agreements to which it is a party, and the consummation by each of New Holdco, Merger Sub One and Merger Sub Two of the Transactions. This Agreement and each of the other Transaction Agreements to which it is a party has been duly executed and delivered by each of New Holdco, Merger Sub One and Merger Sub Two and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of New Holdco, Merger Sub One and Merger Sub Two, enforceable against each of New Holdco, Merger Sub One and Merger Sub Two in accordance with their terms.

(g) New Remy has delivered to Old Remy correct and complete copies of its certificate of incorporation and bylaws (the “New Remy Charter Documents”) and correct and complete copies of the certificates of incorporation, bylaws and stockholders' or governance agreements (or comparable organizational documents) of each of its Subsidiaries (the “New Remy Subsidiary Documents”), in each case as amended to the date of this Agreement. All such New Remy Charter Documents and New Remy Subsidiary Documents are in full force and effect and neither New Remy nor any of its Subsidiaries is in violation of any of their respective provisions.

(h) Each of New Remy, New Holdco, Merger Sub One and Merger Sub Two was formed solely for the purpose of effecting the Mergers (and, in the case of New Remy, the Restructuring, including the Spin-Off) and has not engaged in any business or other activities or conducted any operations other than in connection with the Transactions. Other than with respect to New Remy as of the New Remy Effective Time (whose sole assets at such time will consist of the FNF Owned Imaging Units and the FNF Owned Old Remy Shares), each of such Persons has no, and at all times prior to the New Remy Effective Time shall have no, assets. Each of such Persons has no Liabilities other than those incident to its formation and those incurred pursuant to this Agreement and the other Transaction Agreements.

SECTION 4.2 Authority; Noncontravention.

(a) New Remy has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each other Transaction Agreement to which it is a party. The execution, delivery and performance by New Remy of this Agreement and each other Transaction Agreement to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of New Remy and, to the extent required by any applicable Law, its stockholders, and no other corporate or other action on its part is necessary to authorize the execution and delivery by New Remy of this Agreement and each other Transaction Agreement to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and the Reorganization Agreement have been, and each other Transaction Agreement to which New Remy is a party, when executed and delivered, will be, duly executed and delivered by New Remy and each is, or when executed and delivered will be, a valid and binding obligation of New Remy, enforceable against New Remy in accordance with its terms.

(b) Neither the execution and delivery of this Agreement and the other Transaction Agreements by New Remy and its Subsidiaries, nor the consummation by New Remy and its Subsidiaries of the transactions contemplated hereby or thereby, nor compliance by New Remy and its Subsidiaries with any of the terms or provisions of this Agreement and each other Transaction Agreement to which it is a party, will (i) conflict with or violate any provision of the New Remy Charter Documents, the New Remy Public Charter Documents or any of the organizational documents of any of its Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental

Authority applicable to New Remy or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of New Remy or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or permit to which New Remy or any of its Subsidiaries is a party, or by which they or any of their properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of New Remy or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to be material to New Remy or to delay, impede or prevent the transactions contemplated by the Transaction Agreements.

(c) The Board of Directors of New Remy has (i) determined that this Agreement and each other Transaction Agreement to which New Remy is a party and the transactions contemplated hereby and thereby are in the best interests of New Remy and its stockholders and (ii) approved and declared advisable this Agreement and each other Transaction Agreement to which New Remy is a party and the transactions contemplated hereby and thereby.

SECTION 4.3 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of both the New Holdco Form S-4 and the New Remy Form S-1 with the SEC or (ii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement or any other Transaction Agreement to which New Remy or any Subsidiary is a party by New Remy or such Subsidiary and the consummation by New Remy or any Subsidiary of the transactions contemplated hereby and thereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to be material to New Remy or delay, impede or prevent the transactions contemplated by the Transaction Agreements.

SECTION 4.4 Undisclosed Liabilities. As of the New Remy Effective Time, except as disclosed in the Imaging Financial Statements (as defined in the Reorganization Agreement), New Remy and its Subsidiaries have no material Liabilities that would be required to be reflected or reserved against on a consolidated balance sheet in accordance with GAAP or the notes thereto.

SECTION 4.5 Legal Proceedings. There are no Actions pending or threatened in writing by any Governmental Authority with respect to New Remy or any of its Subsidiaries or Actions pending or threatened in writing against New Remy or any of its Subsidiaries or any of their respective properties at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against New Remy or any of its Subsidiaries, in each case except for those that have not been and would not reasonably be expected to be, individually or in the aggregate, material to New Remy or to delay, impede or prevent the transactions contemplated by the Transaction Agreements.

SECTION 4.6 Compliance With Laws. Each of New Remy and its Subsidiaries is, and since the date of its organization each has been, in compliance in all material respects with and not in default under or in violation of any applicable Law.

SECTION 4.7 Tax Matters. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to New Remy: (i) all Tax Returns that were required to be filed by or with respect to New Remy or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns, insofar as they relate to New Remy or any of its Subsidiaries, are complete and accurate and (ii) all Taxes owed by New Remy or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been, or will be, established on the balance sheet of New Remy and its Subsidiaries in the New Holdco Form S-4 and the New Remy Form S-1.

SECTION 4.8 No Other Representations or Warranties. Except for the representations and warranties set forth in this Agreement and the other Transaction Agreements, neither New Remy nor any other Person makes or has made any express or implied representation or warranty with respect to New Remy or Imaging or with respect to any other information provided to FNF or Old Remy in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreement to which New Remy is a party. Without limiting the generality of the foregoing, neither New Remy nor any other Person will have or be subject to any liability or other obligation to FNF, Old Remy, or any other Person resulting from the distribution to FNF or Old Remy (including their respective Representatives), or FNF’s or Old Remy’s (or such Representatives’) use of, any such other information, including any information, documents, projections, forecasts or other materials made available to FNF or Old Remy in connection with the Mergers or the Restructuring.

ARTICLE V
Representations and Warranties of Old Remy

Except as set forth in the correspondingly identified subsection of the disclosure schedule delivered by Old Remy to FNF and New Remy simultaneously with the execution of this Agreement (the “Old Remy Disclosure Schedule”), Old Remy represents and warrants to FNF and New Remy:
SECTION 5.1 Organization, Standing and Corporate Power.

(a) Each of Old Remy and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Old Remy (a “Old Remy Material Adverse Effect”).

(b) Each of Old Remy and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, an Old Remy Material Adverse Effect.

(c) Old Remy has delivered to FNF correct and complete copies of its certificate of incorporation and bylaws (the “Old Remy Charter Documents”). All such Old Remy Charter Documents are in full force and effect and Old Remy is not in violation of any of their respective provisions.

SECTION 5.2 Capitalization.

(a) The authorized capital stock of Old Remy consists of 240,000,000 shares of Old Remy Common Stock and 40,000,000 shares of preferred stock, par value $0.0001 per share (the “Old Remy Preferred Stock”). At the close of business on August 29, 2014, (i) 31,995,332 shares of Old Remy Common Stock were issued and outstanding, (ii) 457,107 shares of Old Remy Common Stock were held by Old Remy in its treasury, (iii) 5,500,000 shares of Old Remy Common Stock were reserved for issuance under the Old Remy Stock Plan (of which 510,375 shares of Old Remy Common Stock were subject to outstanding options to purchase shares of Old Remy Common Stock granted under the Old Remy Stock Plan), (iv) 1,892,966 shares of Old Remy Restricted Stock were issued or outstanding and (v) no shares of Old Remy Preferred Stock were issued or outstanding. All outstanding shares of Old Remy Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Included in Section 5.2(a) of the Old Remy Disclosure Schedule is a correct and complete list, as of August 29, 2014, of all outstanding options or other rights to purchase or receive shares of Old Remy Common Stock granted under the Old Remy Stock Plan or otherwise, and, for each such option or other right, (A) the number of shares of Old Remy Common Stock subject thereto and the exercise price thereof, and (B) the grant date thereof. All Old Remy Stock Options have an exercise price equal to no less than the fair market value of the underlying shares of Old Remy Common Stock on the date of grant. Since August 29, 2014, Old Remy has not issued any shares of Old Remy capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of Old Remy capital stock, voting securities or equity interests, other than pursuant to the exercise of outstanding options referred to above in this Section 5.2(a).

(b) There are no outstanding obligations of Old Remy or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of Old Remy.
(c) There are no issued or outstanding bonds, debentures, notes or other indebtedness of Old Remy or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), upon the happening of a certain event or otherwise, on any matters on which the equity holders of Old Remy or any of its Subsidiaries may vote.

SECTION 5.3 Authority; Noncontravention.

(a) Old Remy has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each other Transaction Agreement to which it is a party. The execution, delivery and performance by Old Remy of this Agreement and each other Transaction Agreement to which it is a party and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the Old Remy Board and, to the extent required by any applicable Law, its stockholders (subject to Section 5.3(e)), and no other corporate or other action on its part is necessary to authorize the execution and delivery by Old Remy of this Agreement and each other Transaction Agreement to which it is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been, and each other Transaction Agreement to which Old Remy is a party, when executed and delivered, will be, duly executed and delivered by Old Remy and each is, or when executed and delivered will be, a valid and binding obligation of Old Remy, enforceable against Old Remy in accordance with its terms.

(b) Neither the execution and delivery of this Agreement and the other Transaction Agreements by Old Remy, nor the consummation by Old Remy of the transactions contemplated hereby or thereby, nor compliance by Old Remy with any of the terms or provisions of this Agreement and each other Transaction Agreement to which it is a party, will (i) conflict with or violate any provision of the Old Remy Charter Documents or any of the organizational documents of Old Remy or its material Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Old Remy or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Old Remy or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or permit to which Old Remy or any of its Subsidiaries is a party, or by which it or any of its properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of Old Remy or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an Old Remy Material Adverse Effect.

(c) The Special Committee has approved, and deems it advisable and in the best interests of Old Remy and its stockholders (other than New Remy or any of its Affiliates) to consummate, and has recommended that the Old Remy Board approve, the Old Remy Merger in which the issued and outstanding shares of capital stock of Old Remy (other than the FNF Owned Old Remy Shares) will be converted into the right to receive shares of New Holdco Common Stock.

(d) The Old Remy Board has (i) determined that this Agreement and each other Transaction Agreement to which New Remy is a party and the transactions contemplated hereby and thereby are in the best interests of Old Remy and its stockholders, (ii) approved and declared advisable this Agreement, including the Old Remy Merger, and each other Transaction Agreement to which Old Remy is a party and the transactions contemplated hereby and thereby and (iii) resolved to recommend that the stockholders of Old Remy adopt this Agreement (subject to Section 6.4).

(e) The affirmative vote (in person or by proxy) of the holders of record of a majority of the shares of Old Remy Common Stock outstanding on the record date for the Old Remy Stockholders Meeting or any adjournment or postponement thereof in favor of the adoption of this Agreement is the only vote or approval of the holders of any class or series of capital stock of Old Remy which is legally required to adopt this Agreement (the “Old Remy Stockholder Approval”).

SECTION 5.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of both the New Holdco Form S-4 and the New Remy Form S-1 with the SEC or (ii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement or any other Transaction Agreement to which Old Remy is a party by Old Remy and the consummation by Old Remy of the transactions contemplated hereby and thereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an Old Remy Material Adverse Effect.

SECTION 5.5 SEC Documents; Undisclosed Liabilities.

(a) Old Remy and its Subsidiaries have filed and furnished all Old Remy SEC Documents. The Old Remy SEC Documents, as of their respective effective dates (in the case of the Old Remy SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other of the Old Remy SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to the Old Remy SEC Documents, and none of the Old Remy SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) Except (i) as reflected or otherwise reserved against on the balance sheet of Old Remy and its consolidated Subsidiaries as of June 30, 2014 (including the notes thereto) included in the Old Remy SEC Documents filed by Old Remy and publicly available prior to the date of this Agreement, (ii) for Liabilities incurred since June 30, 2014 in the ordinary course of business consistent with past practice; (iii) for Liabilities set forth on Section 5.5(b)Section 5.5(b) of the Old Remy Disclosure Schedule; and (iv) for Liabilities incurred under or in accordance with this Agreement and the other Transaction Agreements to which Old Remy is a party or in connection with the transactions contemplated hereby or thereby, Old Remy has no Liabilities that would be required to be reflected or reserved against on a consolidated balance sheet of Old Remy prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, an Old Remy Material Adverse Effect.

SECTION 5.6 Information Supplied. Subject to the accuracy of the representations and warranties made on behalf of FNF set forth in Section 3.4, none of the information supplied (or to be supplied) by or on behalf of Old Remy or any Subsidiary specifically for inclusion or incorporation by reference in either the New Holdco Form S-4 or the New Remy Form S-1 will, (x) in the case of the Old Remy Proxy Statement, at the time the Old Remy Proxy Statement or any amendment or supplement thereto is mailed to the stockholders of Old Remy or at the time of the Old Remy Stockholders Meeting, or (y) in the case of the New Holdco Form S-4 and the New Remy Form S-1, at the time the New Holdco Form S-4 or the New Remy Form S-1 (as applicable), or any amendment or supplement thereto, (i) is filed with the SEC or (ii) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Old Remy Proxy Statement, in light of the circumstances under which they are made) not misleading. Notwithstanding the foregoing, Old Remy makes no representation or warranty with respect to information supplied by or on behalf of FNF or any of its Subsidiaries for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 5.7 Brokers and Other Advisors. Except for UBS Securities LLC, the fees and expenses of which will be paid by the parties in accordance with Section 6.12, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Old Remy or any of its Subsidiaries.

SECTION 5.8 Opinion of Financial Advisor. The Special Committee has received an opinion of UBS Securities LLC, financial advisors to the Special Committee, to the effect that on the date hereof, taking into account the Transactions, the Old Remy Exchange Ratio is fair, from a financial point of view, to the holders of Old Remy Common Stock (other than FNF or any of its Affiliates).

SECTION 5.9 No New Remy Interest.  Old Remy does not Beneficially Own any shares of New Remy Common Stock or FNFV Common Stock or any options or other rights to purchase or receive shares of New Remy Common Stock or FNFV Common Stock.  Old Remy has not entered into or acquired any derivative contract with respect to any shares of New Remy Common Stock or FNFV Common Stock or entered into any other hedging or other similar transaction that has the effect of providing Old Remy with the economic benefits, voting rights or risks of ownership of any shares of New Remy Common Stock or FNFV Common Stock (collectively, a “New Remy Interest”).
SECTION 5.10 No Other Representations or Warranties. Except for the representations and warranties set forth in this ARTICLE V, neither Old Remy nor any other Person makes or has made any express or implied representation or warranty with respect to Old Remy or with respect to any other information provided to FNF or New Remy in connection with the transactions contemplated by this Agreement or any of the other Transaction Agreements to which Old Remy is a party. Without limiting the generality of the foregoing, neither Old Remy nor any other Person will have or be subject to any liability or other obligation to FNF, New Remy or any other Person resulting from the distribution to FNF or New Remy (including their respective Representatives), or FNF’s or New Remy’s (or such Representatives’) use of, any such other information, including any information, documents, projections, forecasts or other materials made available to FNF or New Remy in connection with the Mergers or the Restructuring.

ARTICLE VI
Additional Covenants and Agreements

SECTION 6.1 Preparation of the New Remy Form S-1, the New Holdco Form S-4 and Old Remy Proxy Statement; Stockholder Meeting.

(a) As soon as practicable following the date of this Agreement, New Remy and FNF shall prepare, and Old Remy shall assist and contribute to such preparation, and New Remy shall file with the SEC the New Remy Form S-1. New Remy shall use its reasonable best efforts to have the New Remy Form S-1 declared effective under the Securities Act as promptly as practicable after such filing and keep the New Remy Form S-1 effective for so long as necessary to consummate the Spin-Off. New Remy shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of shares of New Remy Common Stock in the Spin-Off, and FNF shall furnish all information concerning FNF and the holders of shares of FNFV Common Stock as may be reasonably requested by New Remy in connection with any such action. No filing of, or amendment or supplement to, the New Remy Form S-1 will be made without Old Remy’s consent (which may be oral or written and shall not be unreasonably withheld, delayed, or conditioned) and without providing Old Remy a reasonable opportunity to review and comment thereon. If at any time prior to the Spin-Off Effective Time any information relating to FNF, New Holdco, New Remy or Old Remy, or any of their respective Affiliates, directors or officers, should be discovered by FNF, New Holdco, New Remy or Old Remy which should be set forth in an amendment or supplement to the New Remy Form S-1, so that the New Remy Form S-1 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of FNFV Common Stock. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the New Remy Form S-1 or for additional information and shall supply each other with copies of (x) correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the New Remy Form S-1 or the Transactions and (y) all orders of the SEC relating to the New Remy Form S-1.

(b) As soon as practicable following the date of this Agreement, Old Remy shall prepare and file with the SEC the Old Remy Proxy Statement. Prior to filing the Old Remy Proxy Statement or any amendment or supplement thereto, Old Remy will provide FNF with reasonable opportunity to review and comment on such proposed filing. If at any time prior to the New Remy Effective Time any information relating to FNF, New Holdco, New Remy or Old Remy, or any of their respective Affiliates, directors or officers, should be discovered by FNF or Old Remy which should be set forth in an amendment or supplement to the Old Remy Proxy Statement, so that such document would not be false or misleading with respect to any material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Old Remy Common Stock. Old Remy shall promptly notify FNF of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Old Remy Proxy Statement or for additional information and shall supply FNF with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Old Remy Proxy Statement. Old Remy shall mail the Old Remy Proxy Statement to the holders of Old Remy Common Stock as promptly as practicable after the New Holdco Form S-4 is declared effective under the Securities Act.

(c) As soon as practicable following the date of this Agreement, FNF, New Remy, Old Remy and New Holdco shall prepare and New Holdco shall file with the SEC the New Holdco Form S-4, in which the Old Remy Proxy Statement will be included as a prospectus. Each of New Holdco and New Remy shall use its reasonable best efforts to have the New Holdco Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the New Holdco Form S-4 effective for so long as necessary to consummate the Transactions. New Holdco shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of shares of New Holdco Common Stock in the Mergers, and FNF, New Remy and Old Remy, as applicable, shall furnish all information concerning New Remy and Old Remy and the holders of shares of New Remy Common Stock and Old Remy Common Stock as may be reasonably requested by New Holdco in connection with any such action. No filing of, or amendment or supplement to, the New Holdco Form S-4 will be made without Old Remy’s consent (which may be oral or written and shall not be unreasonably withheld, delayed, or conditioned) and without providing Old Remy a reasonable opportunity to review and comment thereon. If at any time prior to the New Remy Effective Time any information relating to FNF, New Holdco, New Remy or Old Remy, or any of their respective Affiliates, directors or officers, should be discovered by FNF, New Remy or Old Remy which should be set forth in an amendment or supplement to the New Holdco Form S-4, so that the New Holdco Form S-4 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the holders of Old Remy Common Stock. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the New Holdco Form S-4 or for additional information and shall supply each other with copies of (x) correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the New Holdco Form S-4 or the Transactions and (y) all orders of the SEC relating to the New Holdco Form S-4.

(d) Old Remy shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Old Remy Stockholders Meeting”) for the purpose of obtaining the Old Remy Stockholder Approval. Subject to Section 6.4 hereof, the Special Committee shall recommend to the Old Remy Board and Old Remy shall recommend to its stockholders, through the Old Remy Board, adoption of this Agreement (the “Old Remy Board Recommendation”). Without limiting the generality of the foregoing (but subject to Old Remy’s rights pursuant to Section 6.4), Old Remy’s obligations pursuant to the first sentence of this Section 6.1(d) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to Old Remy of any Old Remy Takeover Proposal or (B) the withdrawal or modification of (x) the Old Remy Board Recommendation, or (y) such Board of Directors’ approval of, or the Old Remy Special Committee’s recommendation that such Board of Directors approve, the Old Remy Merger. The Old Remy Proxy Statement shall include (subject to Section 6.4 hereof) the Old Remy Board Recommendation.

SECTION 6.2 Conduct of Business by Imaging and New Remy Pending the Transactions.

(a) Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, during the period from the date of this Agreement until the New Remy Effective Time, FNF shall cause Imaging to, (y) conduct its business in the ordinary course of business consistent with past practice and (z) use reasonable best efforts to maintain in effect all existing Permits (as defined in the Reorganization Agreement), to conduct its business in compliance in all material respects with applicable Law, to maintain all material assets, rights and properties, to maintain and preserve intact its business organization, relationships with customers and suppliers and generally the goodwill of those having business relationships with Imaging and retain the services of Imaging’s present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the New Remy Effective Time. Without limiting the generality of the foregoing, except as (x) expressly permitted by this Agreement (including in connection with the Restructuring) or any of the other Transaction Agreements, (y) required by applicable Law or (z) set forth in Section 6.2(a) of the FNF Disclosure Schedule, during the period from the date of this Agreement to the New Remy Effective Time, FNF shall not cause or permit Imaging to, without the prior written consent of Old Remy:

i.(A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any of Imaging’s equity interests of any class, or any subscriptions, options, calls, warrants, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any ownership interest (including any phantom interest) in Imaging; or (B) redeem, purchase or otherwise acquire any of Imaging’s outstanding equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any equity interests;

ii.incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Imaging;

iii.sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien other than a Permitted Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of Imaging’s properties or assets to any Person, except for immaterial dispositions of assets in the ordinary course of business consistent with past practice;

iv.directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person;

v.make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person;

vi.adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

vii.make any material change in its accounting or Tax reporting principles, methods or policies, except as required by a change in GAAP;

viii.(a) enter into any employment or severance agreement, (b) increase the benefits payable under any severance or termination pay policies or agreements in effect on the date hereof, (c) adopt, amend or terminate any profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan or agreement for the benefit or welfare of any employees or service providers except as required by applicable Law or (d) increase the compensation or benefits of any employee or service providers, other than as required in Contracts in effect as of the date of this Agreement or applicable Law;

ix.enter into any collective bargaining agreement or similar agreement with a labor organization;

x.terminate the employment of any employee other than for “cause” except in the ordinary course of business consistent with past practice or hire any employee with annual compensation in excess of $70,000;

xi.transfer the employment of any individual to or from Imaging or otherwise materially change the job functions of any individual employed by Imaging except in the ordinary course of business consistent with past practice;

xii.amend, modify, terminate (partially or completely), grant a waiver under or give any consent with respect to, any of the Material Contracts (as defined in the Reorganization Agreement) or enter into any Contract that if in effect on the date hereof would be a Material Contract (as defined in the Reorganization Agreement);

xiii.agree or consent to material agreements or material modifications of existing agreements or course of dealings with any Governmental Authority in respect of the operations of Imaging;

xiv.pay, waive, release or settle any legal proceedings, except for payments, waivers, releases or settlements involving amounts not to exceed $50,000 in the aggregate;

xv.fail to maintain insurance in such amounts and against such risks and losses with respect to the Imaging business as are in effect on the date hereof;

xvi.commit to any capital expenditure for which Imaging would be liable following the New Remy Effective Time that, together with all other capital expenditures so incurred, is in excess of $250,000 in any consecutive 12-month period; or

xvii. agree, in writing or otherwise, to take any of the foregoing actions.
(b) During the period from the date of this Agreement to the New Remy Effective Time, FNF and New Remy shall not, and shall not cause or permit New Holdco, or (in the case of clauses (i) and (iii) below) Imaging, to, without the prior written consent of Old Remy:

(i) amend the organizational documents of Imaging, New Holdco (except as expressly permitted by this Agreement), New Remy (except as expressly permitted by this Agreement), Merger Sub One or Merger Sub Two;

(ii) sell, pledge, dispose of or encumber, or authorize the sale, pledge, disposition or encumbrance of, any of the FNF Owned Old Remy Shares or the FNF Owned Imaging Units; or

(iii) except as expressly permitted by this Agreement, make any changes in the capital structure of Imaging, New Holdco, New Remy, Merger Sub One or Merger Sub Two.

(c) Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, or as set forth in Section 6.2(c) of the FNF Disclosure Schedule, during the period from the date of this Agreement to the New Remy Effective Time, New Remy shall not, and shall not permit any of New Holdco, Merger Sub One or Merger Sub Two to, without the prior written consent of Old Remy, engage in any business or other activity, including incurring any Liability.

SECTION 6.3 Conduct of Business by Old Remy Pending the Transactions.

(a) Except as expressly permitted by this Agreement, any of the other Transaction Agreements or as required by applicable Law, or as set forth in Section 6.3(a) of the Old Remy Disclosure Schedule, during the period from the date of this Agreement to the Merger Effective Time, Old Remy shall not, and shall not permit any of its respective Subsidiaries to, without the prior written consent of New Remy:

(i) (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Old Remy Common Stock, voting securities or equity interests or capital stock, voting securities or equity interests of any Subsidiary of Old Remy of any class, or any subscriptions, options, warrants, calls, convertible or exchangeable securities or other rights, commitments or agreements of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Old Remy or any of its Subsidiaries, other than, but in all events subect to Section 6.13(a) (x) pursuant to Section 2.3 of this Agreement, (y) pursuant to an Old Remy Equity Award granted under an Old Remy Stock Plan, which Old Remy Equity Award (1) is outstanding on the date of this Agreement or is granted following the date hereof in the ordinary course consistent with past practice and (2) is issued in accordance with the terms thereof or (z) pursuant to the Old Remy Stock Plan in the ordinary course of business consistent with past practice; (B) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of Old Remy Common Stock or otherwise make any payments to holders of Old Remy Common Stock in their capacity as such, other than regular quarterly dividends consistent with past practice and any repurchases by Old Remy of Old Remy Common Stock; (C) split, combine, subdivide or reclassify any shares of Old Remy Common Stock; or (D) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Old Remy Stock Plan or any agreement evidencing any stock option or other right to acquire capital stock of Old Remy or any restricted stock purchase agreement or any similar or related contract;

(ii) directly or indirectly acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person if such acquisition would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Mergers set forth in this Agreement;

(iii) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in any Person if such investment would reasonably be expected to impede or delay, in any material respect, the ability of the parties to satisfy any of the conditions to the Mergers set forth in this Agreement;

(iv) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or result in the acceleration of any obligation or the vesting of any benefit as a result of the consummation of the Transactions;
(v) agree, in writing or otherwise, to take any of the foregoing actions.

SECTION 6.4 Old Remy Board Recommendation. None of the Old Remy Board, the Special Committee or any committee thereof shall withhold, withdraw, amend or modify in a manner adverse to New Remy, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to New Remy, the Old Remy Board Recommendation (an “Old Remy Board Recommendation Change”). Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, (i) the Old Remy Board shall not be prohibited from taking and disclosing to Old Remy stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the

Exchange Act if the Old Remy Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would be reasonably likely to constitute a violation of applicable Law and (ii) the Old Remy Board or the Special Committee may effect an Old Remy Board Recommendation Change if the Old Remy Board or the Special Committee shall have determined in good faith (after consultation with outside legal counsel) that the failure to effect an Old Remy Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

SECTION 6.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 6.5(b)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including without limitation the consents listed on Section 7.1(g) of the Old Remy Disclosure Schedule and Section 7.1(g) of the FNF Disclosure Schedule. For purposes hereof, “Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws, each of the parties hereto shall have the right to review in advance and approve (such approval not to be unreasonably withheld) all the information relating to such party and its respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority by a party hereto in connection with the Transactions. No party hereto shall independently participate in any formal or informal meeting with any Governmental Authority in respect of any material communication or any filings, submissions, investigations or other inquiry, without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither Old Remy nor New Remy (nor FNF on behalf of New Remy) shall, without the other party’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 6.5 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 9.1 so long as such party has up to then complied in all material respects with its obligations under this Section 6.5, (ii) require any party to offer, accept or agree to (A) dispose or hold separate (in trust or otherwise) any part of its businesses, operations, assets or product lines (or a combination of Old Remy’s and New Remy’s respective businesses, operations, assets or product lines) or otherwise rearrange the composition of its assets, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, any party may carry on business in any part of the world (including such party’s freedom of action with respect to future acquisitions of assets or businesses or its full rights of ownership with respect to any assets and businesses held as of the date hereof or at the Closing) and/or (D) take any action to impose restrictions or limitations upon the exercise of full rights of ownership by any holder of capital stock of FNF, Old Remy, New Remy or New Holdco, or otherwise to require the repurchase, redemption, deemed transfer, divestiture or other disposition (by forced sale or otherwise) of the capital stock held by any holder of shares of FNF, Old Remy, New Remy or New Holdco, or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any Antitrust Law.

SECTION 6.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Old Remy and FNF. Thereafter, none of FNF, New Remy nor Old Remy, nor any of their controlled Affiliates, shall issue or cause the publication of any press release or other written communication to the public (to the extent not previously issued or made in accordance with this Agreement) with respect to the Mergers, this Agreement or the Transactions without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party, to the extent such party is reasonably able to do so, shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

SECTION 6.7 Access to Information; Confidentiality. Prior to the Closing, with respect to Imaging only, FNF shall, and shall cause its Subsidiaries to, afford to Old Remy and Old Remy’s Representatives reasonable access during normal business hours to all of their properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives as Old Remy may reasonably request with reasonable prior notice and FNF shall furnish as soon as reasonably practicable to Old Remy all information concerning Imaging as Old Remy may reasonably request, subject in all cases, to any bona fide concerns of attorney-client privilege that FNF may reasonably have and any restrictions contained in Contracts to which FNF or any of its Subsidiaries is a party (it being understood that FNF shall use its reasonable best efforts to provide any such information in a manner that does not result in such violation). Old Remy and its Representatives shall conduct any such activities in a manner as not to interfere unreasonably with the business of FNF or any of its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of FNF or any of its respective Subsidiaries of their normal duties. Except as required by Law or regulation, Old Remy shall hold information received from FNF pursuant to this Section 6.7 in confidence. No investigation, or information received, pursuant to this Section 6.7 or otherwise, will modify or affect the right of a party to rely upon any of the representations and warranties of the parties hereto in any Transaction Agreement.

SECTION 6.8 Notification of Certain Matters. FNF and New Remy shall give prompt notice to Old Remy, and Old Remy shall give prompt notice to FNF and New Remy, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement or another Transaction Agreement (A) that is qualified as to materiality or Material Adverse Effect to be untrue and (B) that is not so qualified to be untrue in any material respect, and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

SECTION 6.9 Indemnification.

(a) From and after the Merger Effective Time, New Holdco shall indemnify the individuals who at or prior to the Merger Effective Time were directors or officers of Old Remy (each, a “D&O Indemnified Person”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Merger Effective Time, to the fullest extent (i) required by the Old Remy Charter Documents as in effect on the date of this Agreement, (ii) required by any indemnification agreement between Old Remy and any such director or officer as in effect on the date hereof or as of the Merger Effective Time or (iii) permitted under applicable Law (the “D&O Indemnified Losses”). Without limiting the generality of the foregoing, the D&O Indemnified Losses shall include reasonable costs of prosecuting a claim under this Section 6.9. New Holdco shall periodically advance or reimburse each D&O Indemnified Person for all reasonable fees and expenses constituting D&O Indemnified Losses as such fees and expenses are incurred; provided that such D&O Indemnified Person shall agree to promptly repay to New Holdco the amount of any such reimbursement if it shall be judicially determined by judgment or order not subject to further appeal or discretionary review that such D&O Indemnified Person is not entitled to be indemnified by New Holdco in connection with such matter. In the event that New Holdco sells, transfers or leases all or substantially all of its assets or is not a surviving corporation in any merger, consolidation or other business combination in which it may enter with any Person, New Holdco shall, as a condition to any such transaction, cause such purchaser or such surviving corporation, as the case may be, to assume New Holdco’s obligations under this Section 6.9 upon the consummation of such transaction.

(b) For six years after the Merger Effective Time, New Holdco shall provide, or shall cause the Old Remy Surviving Corporation to provide, officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Merger Effective Time (including for acts or omissions occurring in connection with the Transaction Agreements and the consummation of the Transactions) covering each D&O Indemnified Person (but only in respect of acts or omissions of such Person acting in such capacity) currently covered by the officers’ and directors’ liability insurance policy of Old Remy on terms with respect to coverage and amount (including with respect to the payment of attorneys’ fees) no less favorable than those of such policy in effect on the date hereof; provided that, if the aggregate annual premiums for such insurance during such period shall exceed 300% of the per annum rate of premium paid by Old Remy as of the date hereof for such insurance, then New Holdco shall provide or cause to be provided a policy for D&O Indemnified Persons with the best coverage as shall then be available at 300% of the rate applicable to Old Remy.

(c) The rights of each D&O Indemnified Person and his or her heirs and legal representatives under this Section 6.9 shall be in addition to any rights such D&O Indemnified Person may have under the certificate of incorporation or bylaws of New Holdco, Old Remy and any of their respective Subsidiaries, under any agreement of any D&O Indemnified Person with any such entity, under Delaware Law or under any other applicable Law.

(d) The obligations of New Holdco shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Person to whom this Section 6.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected D&O Indemnified Person shall have consented in writing to such termination or modification.

(e) The directors and officers of Old Remy to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each director and officer of Old Remy and his or her heirs.

(i) In connection with any indemnification provided for in this Section 6.9, the party seeking indemnification (the “Indemnitee”) will give New Holdco (for purposes of this section, the “Indemnitor”) prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 6.9, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (in each case, in reasonable detail). Without limiting the generality of the foregoing, in the case of any Action made or commenced by a third party for which indemnification is being sought (a “Third-Party Claim”), such notice will be given no later than ten business days following receipt by the Indemnitee of written notice of such Third-Party Claim. The failure by any Indemnitee to so notify the applicable Indemnitor will not relieve such Indemnitor of any Liability under this Agreement except to the extent that such failure prejudices such Indemnitor in any material respect. The Indemnitee will deliver to the Indemnitor as promptly as practicable, and in any event within five Business Days after Indemnitee’s receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to any Third-Party Claim.

(ii) After receipt of a notice pursuant to Section 6.9(e)(i) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor’s cost, risk and expense, upon written notice to the Indemnitee of such election. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee’s consent if such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee and (C) does not seek any relief against the Indemnitee other than the payment of money damages to be borne by the Indemnitor. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee’s name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor (“Separate Legal Defenses”), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor (but not more than one separate counsel for each group of Indemnitees with the same Separate Legal Defenses), and the Indemnitor will not have the right to control the defense or investigation of such Separate Legal Defenses available to such Indemnitee.

(iii) If, after receipt of a notice pursuant to Section 6.9(e)(i), the Indemnitor does not undertake to defend any such claim within thirty (30) days of receipt of such notice, the Indemnitee may, but will have no obligation to, contest any lawsuit or action with respect to such claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any lawsuit or action with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed, unless the Indemnitor had the right under this Section 6.9 to undertake control of the defense of such Third-Party Claim and failed to do so within thirty (30) days of receipt of such notice.

SECTION 6.10 Restructuring and Spin-Off

(a) FNF and New Remy agree to execute and deliver, and cause their Affiliates to execute and deliver, as applicable, the Tax Matters Agreement, the Trademark License Agreement and the Services Agreements, each in the forms attached hereto, prior to the Spin-Off Effective Time.

(b) FNF and New Remy shall use their respective reasonable best efforts, and cause their respective Subsidiaries to use their respective reasonable best efforts, (i) to complete the Restructuring (other than the Spin-Off), prior to the Spin-Off Effective Time, on and subject to the terms and conditions of the Reorganization Agreement, (ii) to execute and deliver the other documents and instruments required to effect the Restructuring at or prior to the Spin-Off Effective Time and (iii) to effect the Spin-Off at or prior to the Closing in accordance with the Reorganization Agreement. Prior to the Closing, each of FNF and New Remy shall not, and shall cause their Subsidiaries and the other parties to the Transaction Agreements not to, amend, modify, terminate or abandon any of the Transaction Agreements (other than this Agreement) or to agree to amend, modify, terminate or abandon the Restructuring or any agreement or instrument entered into in accordance therewith or to waive any term or condition applicable thereto without the prior written consent of Old Remy.

(c) FNF and New Remy agree not to consummate the Spin-Off until the first to occur of (i) all conditions to Closing contained in this Agreement, other than the condition that the Spin-Off shall have occurred and conditions that may only be satisfied at Closing, shall have been satisfied or, to the extent permitted under the terms hereof, waived and the parties hereto shall have confirmed that the Closing will occur subject only to the Spin-Off and the satisfaction of the conditions that may only be satisfied at Closing or (ii) the termination of this Agreement. For the avoidance of doubt, the parties intend the Spin-Off to occur on the same day as the Closing, shortly before the Closing.

(d) Immediately prior to the Spin-Off Effective Time, the New Remy Charter and the New Remy Bylaws shall be amended so as to read in their entirety in the forms set forth in Exhibit C and Exhibit D, respectively (collectively, the “New Remy Public Charter Documents”).

SECTION 6.11 Defense of Litigation. Each of FNF, New Remy, New Holdco, Merger Sub One, Merger Sub Two and Old Remy shall use its reasonable best efforts to defend against all actions, suits or proceedings in which such party and/or its directors or officers is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the Transactions. None of FNF, New Remy, New Holdco, Merger Sub One, Merger Sub Two or Old Remy shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties.
SECTION 6.12 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, each other Transaction Agreement, the Mergers and the consummation of the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated; provided that (i) FNF shall be responsible for paying all fees and expenses incurred by FNF, New Remy, New Holdco, Imaging, Merger Sub One and Merger Sub Two in connection with this Agreement, each other Transaction Agreement, the Mergers and the consummation of the Transactions and (ii) FNF shall reimburse Old Remy for fifty percent (50%) of all fees and expenses incurred by Old Remy including, without limitation, cost of any tail insurance policies for directors and officers liability.

SECTION 6.13 Tax Matters.

(a) None of New Remy, Old Remy or any of their respective Subsidiaries shall, and prior to the Spin-Off Effective Time, none of FNF or any of its Subsidiaries shall, take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which action or failure to act could reasonably be expected to cause (i) the Contribution and the Spin-Off to fail to be treated as a tax-free transaction under Sections 368, 355 and 361 of the Code, (ii) the New Remy Merger to fail to qualify as a reorganization under Section 368 of the Code or (iii) the Old Remy Merger and the New Remy Merger, taken together, to fail to be treated as exchanges described in Section 351 of the Code.

(b) At the Closing, New Remy shall deliver to New Holdco a certificate, in form and substance reasonably satisfactory to Old Remy and that complies with Treasury Regulations Section 1.897-2(h), to the effect that interests in New Remy are not United States real property interests. For purposes of the foregoing, Old Remy shall provide assistance to New Remy, and cooperate with New Remy, in making any determination required by the aforementioned certificate insofar as the assets of Old Remy and its Subsidiaries are relevant to such determination.

SECTION 6.14 Rule 16b-3.

(a) Prior to the Spin-Off Effective Time, each of FNF and New Remy shall take such steps as may be reasonably requested by any party hereto to cause acquisitions of New Remy’s equity securities (including derivative securities), pursuant to the Spin-Off by each individual who is a director or officer of FNF, FNFV or New Remy to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters (the “No-Action Letter”).

(b) Prior to the Merger Effective Time, each of FNF, New Remy, New Holdco and Old Remy shall take such steps as may be reasonably requested by any party hereto to cause (i) dispositions of New Remy’s equity securities (including derivative securities), (ii) dispositions of Old Remy’s equity securities (including derivative securities) and (iii) acquisitions of New Holdco’ equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of FNF, New Remy, New Holdco or Old Remy to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with the No-Action Letter.

SECTION 6.15 Sole Stockholder Approvals. No later than one (1) Business Day after the execution of this Agreement, New Holdco shall deliver to Merger Sub One and Merger Sub Two written consents, as the sole stockholder of Merger Sub One and Merger Sub Two, in compliance with the DGCL, adopting this Agreement and approving the Mergers in accordance with the terms and conditions hereof (as the terms and conditions hereof may be amended, modified or waived). No later than one (1) Business Day after the execution of this Agreement, FNF shall execute a written consent, in compliance with the DGCL, as the sole stockholder of New Remy, in which it shall adopt this Agreement and approve the New Remy Merger in accordance with the terms and conditions hereof (as such terms and conditions may be amended, modified or waived). No later than one (1) Business Day prior to the date of the Closing, New Remy shall execute a written consent, in compliance with the DGCL, as the sole stockholder of New Holdco, in which it shall adopt the amendment to the certificate of incorporation of New Holdco to change its name to “Remy International, Inc.” .

SECTION 6.16 FNF Undertaking. FNF agrees that during the period from the date hereof to the New Remy Effective Time, it will cause New Remy and its Subsidiaries to perform in all material respects their respective obligations under this Agreement in accordance with the terms hereof. Further, in the event of termination of this Agreement, subject to Section 9.2, FNF will be responsible for any Liability arising out of a breach of any representation or warranty made by New Remy in this Agreement and for the failure of New Remy to perform any of its covenants, agreements or obligations hereunder in accordance with the terms hereof.

SECTION 6.17 New Holdco Joinder. Effective as of the New Remy Effective Time, New Holdco will become a party to, and become jointly and severally liable with New Remy under, the Reorganization Agreement pursuant to a joinder agreement, in the form attached as Exhibit E hereto (the “Joinder Agreement”).

SECTION 6.18 No Acquisition of an Old Remy Interest by FNF. From and after the date hereof and prior to the earlier of the Merger Effective Time and the termination of this Agreement, FNF and its Subsidiaries and Affiliates will not (i) acquire, directly or indirectly, any additional shares of Old Remy Common Stock or any other rights to purchase or receive additional shares of Old Remy Common Stock or (ii) enter into or acquire, directly or indirectly, any derivative contract with respect to any shares of Old Remy Common Stock or enter into any other hedging or other similar transaction that has the effect of providing FNF or any such Subsidiary or Affiliate, directly or indirectly, with the economic benefits, voting rights or risks of ownership of any shares of Old Remy Common Stock (other than in each case any acquisition from or contract entered into with Old Remy or any of its Subsidiaries).

SECTION 6.19 No Acquisition of a New Remy Interest by FNF.  From and after the Spin-Off Effective Time and prior to the earlier of the New Remy Effective Time and the termination of this Agreement, FNF will not acquire, directly or indirectly, any New Remy Interest.

SECTION 6.20 NASDAQ Listing. New Holdco shall use its reasonable best efforts to cause the shares of New Holdco Common Stock to be issued in the Mergers to be listed on The NASDAQ Global Select Market, or another tier of The NASDAQ Stock Market (“NASDAQ”), as of the Merger Effective Time, subject to official notice of issuance.

SECTION 6.21 Vote in Favor of the Mergers. FNF agrees to (a) appear at the Old Remy Stockholders Meeting or otherwise cause the FNF Owned Old Remy Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), in person or by proxy, all of the FNF Owned Old Remy Shares in favor of, and will otherwise support, the adoption of this Agreement and the transactions contemplated hereby, including the Mergers, and any other matter reasonably relating to the consummation or facilitation of, or otherwise in furtherance of, the transactions contemplated hereby; provided, however, that if an Old Remy Board Recommendation Change has occurred, FNF’s obligations under this Section 6.21 shall terminate and be of no further force or effect. Except as set forth in this Section 6.21, nothing herein shall limit the right of FNF to vote in favor of, against or abstain with respect to any matter presented to the stockholders of Old Remy.

SECTION 6.22 Books and Records. At the Closing, FNF shall deliver, or cause to be delivered, to Old Remy the original books and records and general ledger of New Remy, New Holdco and Imaging, in each case unless in the possession or control of such company.

ARTICLE VII
Conditions Precedent

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party hereto to effect the New Remy Merger and the Old Remy Merger, as applicable, are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Restructuring and Spin-Off. The Restructuring, including the Spin-Off, shall have been completed in accordance with the Reorganization Agreement and applicable Law;

(b) Old Remy Stockholder Approval. The Old Remy Stockholder Approval shall have been obtained in accordance with applicable Law and the Old Remy Charter Documents;

(c) Regulatory Approvals. Except as would not, individually or in the aggregate, reasonably be expected to be material to New Holdco, New Remy or to Old Remy, (i) all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods required from, any Governmental Authority shall have been obtained or made or have occurred (all such authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods being referred to as the “Requisite Regulatory Approvals”), and (ii) all such Requisite Regulatory Approvals referred to in clause (i) shall be in full force and effect;

(d) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of any of the Transactions or making the consummation of any of the Transactions illegal;
(e) New Remy Form S-1 and New Holdco Form S-4. The New Remy Form S-1 and the New Holdco Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of either the New Remy Form S-1 or the New Holdco Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

(f) Stock Listing. The shares of New Holdco Common Stock deliverable to the stockholders of New Remy and Old Remy as contemplated by this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance; and

(g) Third Party Consents. The consents set forth on Section 7.1(g) of the Old Remy Disclosure Schedule and Section 7.1(g) of the FNF Disclosure Schedule (as applicable) shall have been obtained, and shall be in full force and effect.

SECTION 7.2 Conditions to Obligations of Old Remy. The obligations of Old Remy to effect the Old Remy Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Except as set forth in the following sentence, the representations and warranties set forth in ARTICLE III and ARTICLE IV shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a New Remy Material Adverse Effect. The representations and warranties set forth in Section 3.2(a), Section 3.5, Section 3.6, Section 3.7, Section 4.1(c), Section 4.1(d), Section 4.1(e), Section 4.1(h), Section 4.1(f) and Section 4.2(a) of this Agreement shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Old Remy shall have received certificates signed on behalf of FNF and New Remy, as applicable, by an authorized officer, dated as of the Closing Date, to such effect;

(b) Performance of Obligations of FNF. FNF shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Old Remy shall have received a certificate signed on behalf of FNF by an authorized officer to such effect;

(c) Performance of Obligations of New Remy. New Remy shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Old Remy shall have received a certificate signed on behalf of New Remy by an authorized officer to such effect;

(d) No Litigation, Etc. There shall not be any action, proceeding or litigation instituted, commenced or pending by or before any Governmental Authority seeking to (i) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, any of the Transactions, including on the ability of New Holdco effectively to exercise full rights of ownership of all shares of the Old Remy Surviving Corporation and the New Remy Surviving Corporation, (ii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, New Holdco’s ownership or operation of all or any material portion of the businesses and assets of Old Remy and its Subsidiaries, taken as a whole, or of New Remy and its Subsidiaries, taken as a whole, (iii) as a result of the Transactions, compel New Holdco to dispose of any shares of the Old Remy Surviving Corporation or the New Remy Surviving Corporation or to dispose of or hold separate any material portion of the businesses or assets of Old Remy and its Subsidiaries, taken as a whole, or of New Remy and its Subsidiaries, taken as a whole or (iv) impose damages on New Holdco, New Remy or Old Remy or any of their respective Subsidiaries as a result of the Transactions in amounts that are material in relation to New Holdco or the Transactions;

(e) No Restraint. No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.2(d) shall be in effect;

(f) Transaction Agreements.

(i) FNF and New Remy and their Affiliates, as applicable, shall have entered into the Transaction Agreements;

(ii) Each of the parties (other than Old Remy and its Subsidiaries) to the Transaction Agreements shall have performed in all material respects all obligations required to be performed by such party under such Transaction Agreement at or prior to the Closing Date; and

(iii) Each of the Transaction Agreements shall be valid, binding and in full force and effect and shall not have been repudiated by any party thereto (provided that the right to assert this condition shall not be available to any party if the failure of such condition to be satisfied was due to any wrongful action or omission by such party);

(g) Tax Matters. Old Remy shall have received an opinion of its counsel, Willkie Farr & Gallagher LLP, in form and substance reasonably satisfactory to Old Remy, dated the Closing Date, to the effect that the Old Remy Merger, taken together with the New Remy Merger, will be treated, for United States federal income tax purposes, as exchanges described in Section 351 of the Code. In rendering any such opinion, such counsel shall be entitled to rely upon customary assumptions and certificates of officers of New Remy, New Holdco and Old Remy;

(h) No New Remy Material Adverse Effect. Since December 31, 2013, there shall not have been any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a New Remy Material Adverse Effect; and

(i) Stock Certificates. Old Remy shall have received the original certificates for the FNF Owned Old Remy Shares and shares of Merger Sub One and Merger Sub Two.

SECTION 7.3 Conditions to Obligation of FNF and New Remy. The obligation of New Remy to effect the New Remy Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Except as set forth in the following sentence, the representations and warranties set forth in ARTICLE V shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have an Old Remy Material Adverse Effect. The representations and warranties set forth in Section 5.2 and Section 5.7 (other than the fourth sentence of Section 5.2, which shall be true and correct in all material respects) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Each of FNF and New Remy shall have received a certificate signed on behalf of Old Remy by an authorized officer, dated as of the Closing Date, to such effect;

(b) Performance of Obligations of Old Remy. Old Remy shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and each of FNF and New Remy shall have received a certificate signed on behalf of Old Remy by an authorized officer of Old Remy to such effect;

(c) No Litigation, Etc. There shall not be any action, proceeding or litigation instituted, commenced or pending by or before any Governmental Authority seeking to (i) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, FNF’s ownership or operation of any portion of any of the businesses or assets of FNF or its Subsidiaries (excluding Imaging), (ii) as a result of the Transactions, compel FNF to dispose of or hold separate any portion of any of the businesses or assets of FNF or its Subsidiaries (excluding Imaging), or (iii) impose material damages on FNF or any of its Subsidiaries (excluding Imaging) as a result of the Transactions;

(d) No Restraint. No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.3(c) shall be in effect;

(e) Joinder Agreement. The Joinder Agreement shall be valid, binding and in full force and effect and shall not have been repudiated by any party thereto (provided that the right to assert this condition shall not be available to any party if the failure of such condition to be satisfied was due to any wrongful action or omission by such party);

(f) Tax Matters. New Remy shall have received a tax opinion from Deloitte Tax LLP, dated the Closing Date, in form and substance reasonably acceptable to FNF and New Remy, substantially to the effect that the New Remy Merger will qualify as a reorganization under Section 368 of the Code. In rendering any such opinion, such tax advisor shall be entitled to rely upon customary assumptions and certificates of officers of New Remy, New Holdco and Old Remy.

(g) No Old Remy Material Adverse Effect. Since the date hereof, there shall not have been any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has resulted in or would reasonably be expected to result in an Old Remy Material Adverse Effect.

ARTICLE VIII
Survival

SECTION 8.1 Survival. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Merger Effective Time, except as provided in Section 4.5 of the Reorganization Agreement. The covenants and agreements herein that relate to actions to be taken at or after the Merger Effective Time shall survive the Merger Effective Time.

ARTICLE XI
Termination

SECTION 9.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Merger Effective Time:

(a) by the mutual written consent of New Remy, on the one hand, and Old Remy, on the other hand, duly authorized by each of the Board of Directors of New Remy and the Special Committee, respectively;

(b) by either New Remy, on the one hand, or Old Remy, on the other hand:

(i) if the Transactions shall not have been consummated on or before the Walk-Away Date, provided that if, as of the Walk-Away Date, all conditions to this Agreement shall have been satisfied or waived (other than those that may only be satisfied by action taken at the Closing) other than the condition set forth in Section 7.1(c), then the Walk-Away Date shall be extended for an additional ninety (90) calendar days (the “Extended Walk-Away Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of either of the Mergers to occur on or before the Walk-Away Date or the Extended Walk-Away Date, if applicable, and such action or failure to act constitutes a breach of this Agreement or any of the other Transaction Agreements;

(ii) if any Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform or resulted from such party’s failure to perform any of its obligations under this Agreement or any of the other Transaction Agreements; or

(iii) if the Old Remy Stockholder Approval shall not have been obtained at the Old Remy Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of Old Remy to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 6.1;

(c) by Old Remy:

(i) if FNF and/or New Remy shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or in the Reorganization Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.2(a), (b) or (c) and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by FNF or New Remy, as applicable, within thirty (30) calendar days following receipt of written notice from Old Remy of such breach or failure; or

(ii) if any Restraint having the effect of granting or implementing any relief referred to Section 7.2(d) shall be in effect and shall have become final and nonappealable; or

(d) by New Remy:

(i) if Old Remy shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure (A) would give rise to the failure of a condition set forth in Section 7.3(a) or (b) and (B) is incapable of being cured by the Walk-Away Date, or is not cured, by Old Remy within thirty (30) calendar days following receipt of written notice from New Remy of such breach or failure;

(ii) if any Restraint having the effect of granting or implementing any relief referred to in Section 7.3(c) shall be in effect and shall have become final and nonappealable; or

(iii) if an Old Remy Board Recommendation Change as recommended by the Special Committee shall have occurred.

SECTION 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 3.7, Section

5.7, the second to last sentence of Section 6.7, Section 6.12, Section 6.16, Section 9.2 and ARTICLE X, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Old Remy, FNF, New Remy, New Holdco, Merger Sub One or Merger Sub Two or their respective directors, officers and Affiliates, except nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.

ARTICLE X
Miscellaneous

SECTION 10.1 Amendment or Supplement. At any time prior to the Merger Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Old Remy Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of Old Remy, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of Old Remy without such approval.

SECTION 10.2 Extension of Time, Waiver, Etc. At any time prior to the Merger Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by FNF, New Remy, New Holdco, Merger Sub One, Merger Sub Two or Old Remy in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party (in the case of Old Remy, following approval thereof by the Special Committee).

SECTION 10.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise (other than, following the Closing, by operation of Law in a merger), by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 10.3 shall be null and void.

SECTION 10.4 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, each other Transaction Agreement, any agreement entered into at the Closing in accordance with the terms of any Transaction Agreement, the FNF Disclosure Schedule and the Old Remy Disclosure Schedule (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 6.9, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 10.6 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement will be brought exclusively in the Court of Chancery of the State of Delaware (the “Delaware Chancery Court”), or, if the Delaware Chancery Court does not have subject matter jurisdiction, in the federal courts located in the State of Delaware. Each of the parties hereby consents to personal jurisdiction in any such action, suit or proceeding brought in any such court (and of the appropriate appellate courts therefrom) and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.8 shall be deemed effective service of process on such party.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6(b).

SECTION 10.7 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts specified in Section 10.6(a), without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

SECTION 10.8 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Old Remy, or after the New Remy Effective Time, New Remy, New Holdco, Merger Sub One or Merger Sub Two, to:
Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Attention: Legal Department
Facsimile: (765) 221-6094

with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:    Robert S. Rachofsky
Facsimile:    (212) 728-9088

If to FNF, or, prior to the New Remy Effective Time, New Remy, New Holdco, Merger Sub One or Merger Sub Two, to:
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Attention:     General Counsel
Facsimile:     (904) 633-3055

with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention:    Michael J. Aiello
Facsimile:    (212) 310-8007

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
SECTION 10.9 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 10.10 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Action” means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other Governmental Authority or any arbitrator or arbitration panel.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of Old Remy and its Subsidiaries shall be deemed to be Affiliates of any of FNF or New Remy or any of their respective Subsidiaries and (ii) none of FNF or New Remy or any of their respective Subsidiaries shall be deemed to be Affiliates of Old Remy or any of its Subsidiaries, in each case, for any periods prior to the New Remy Effective Time.
“Beneficially Own,” “Beneficial Owner” and “Beneficial Ownership” and words of similar import have the meanings assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person’s Beneficial Ownership of securities shall be calculated in accordance with the provisions of such rules.
“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in New York City are authorized or required by Law to be closed.
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
“Contribution” has the meaning given to such term in the Reorganization Agreement.
“Exchange Agent” means American Stock Transfer & Trust Company, LLC.
“FNF Common Stock” means the common stock, par value $0.0001 per share, of FNF.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.
“Laws” means all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.
“Liabilities” means any and all indebtedness, liabilities, guarantees, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto, including those arising under any Action, Law, order, judgment, injunction or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.
“Liens” means all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” Laws of the various States of the United States).
“Losses” means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), whether in connection with a Third-Party Claim or an action or proceeding between the parties.
“Material Adverse Effect” means, with respect to any party, any material adverse effect on, or change, event, occurrence, development, condition or state of facts materially adverse to, (i) the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole, other than any effect, change, event, occurrence, development, condition or state of facts occurring after the date of this Agreement (x) relating to the United States economy in general or (y) relating to the industry in which such Person operates in general and (in each case under (x) and (y)) not specifically relating to (or disproportionately affecting) such Person, or (ii) the ability of such party and its Affiliates to, in a timely manner, perform their respective obligations under the Transaction Agreements or consummate the Transactions. Notwithstanding the foregoing, for purposes of any determination as to the existence of a “Material Adverse Effect” with respect to New Remy, New Remy’s assets shall be deemed to consist of (A) only Imaging and shall exclude the FNF Owned Old Remy Shares and (B) solely for purposes of Section 7.2(a), Imaging and the FNF Owned Old Remy Shares. No effect, change, event, occurrence, development, condition or state of facts arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (i) the announcement or performance of this Agreement and the Transactions, including, to the extent arising therefrom, any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Imaging or Old Remy (in each case, other than in respect of Section 4.2(b) and Section 5.3(b)), (ii) acts of war or terrorism or natural disasters, (iii) changes in any Laws or regulations or applicable accounting regulations or principles or the interpretations thereof, (iv) the fact, in and of itself (and not the underlying causes thereof) that New Remy or any of its Subsidiaries or Old Remy failed to meet any projections, forecasts, or revenue or earnings predictions for any period, or (v) any change, in and of itself (and not the underlying causes thereof) in the stock price of the FNF Common Stock or Old Remy Common Stock.
“New Holdco Common Stock” means the common stock, par value $0.0001 per share, of New Holdco.
“New Holdco Form S-4” means the Registration Statement on Form S-4 of New Holdco, which includes the proxy statement with respect to the Old Remy Merger and the prospectus which relates to the issuance of shares of New Holdco Common Stock in connection with the Restructuring.
“New Remy Exchange Ratio” means the quotient (rounded to the nearest five decimal places) obtained by dividing (i) the sum of (A) 16,342,508 and (B) 272,851 by (ii) the number of outstanding shares of New Remy Common Stock as of the New Remy Effective Time.
“New Remy Form S-1” means the registration statement of New Remy on Form S-1 relating to the issuance of shares of New Remy Common Stock in connection with the Restructuring.
“Old Remy Performance Shares” means shares in Old Remy that are subject to performance-based vesting criteria issued pursuant to the Old Remy Stock Plan.
“Old Remy Proxy Statement” means the proxy statement relating to the Old Remy Stockholders Meeting, as amended or supplemented from time to time.
“Old Remy Restricted Stock” means shares in Old Remy that are subject to vesting issued pursuant to the Old Remy Stock Plan.

“Old Remy SEC Documents” means all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by Old Remy and its Subsidiaries with the SEC since January 1, 2014 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein).
“Old Remy Stock Option” means any option to purchase shares in Old Remy issued pursuant to the Old Remy Stock Plan.
“Old Remy Stock Plan” means the Remy International, Inc. Omnibus Incentive Plan.
“Old Remy Takeover Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than FNF and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Old Remy (including securities of its Subsidiaries) equal to 10% or more of Old Remy’s consolidated assets or to which 10% or more of Old Remy’s revenues or earnings on a consolidated basis are attributable, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of Beneficial Ownership of any FNF Owned Old Remy Shares or 10% or more of any class of equity securities of Old Remy, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) Beneficially Owning 10% or more of any class of equity securities of Old Remy or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Old Remy or any of Old Remy’s Subsidiaries; in each case, other than the Transactions.
“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business which are not yet due and payable or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, and (iii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property by a party or any of its Subsidiaries.
“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.
“Representatives” means, as to any Person, that Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents, and other representatives. The members of the Old Remy Board who are directors or officers of FNF or New Remy shall be considered Representatives of FNF or New Remy (as applicable) and not of Old Remy, for purposes of this Agreement.
“Restructuring” has the meaning given to such term in the Reorganization Agreement.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Services Agreements” means the Services Agreements by and between FNF and Imaging and FNF and Old Remy, in the form of agreement attached as Exhibit F-1 and Exhibit F-2, respectively, hereto.
“Spin-Off Effective Time” means the time at which the Spin-Off is completed.
“Subsidiary” when used with respect to any Person, means (i)(A) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of more than 50% of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of Old Remy and its Subsidiaries shall be deemed to be Subsidiaries of any of FNF, New Remy or New Holdco or any of their respective Subsidiaries, and (ii) none of FNF or New Remy or any of their respective Subsidiaries shall be deemed to be Subsidiaries of Old Remy or any of its Subsidiaries, in each case, for any periods prior to the New Remy Effective Time.
“Tax” or “Taxes” means any and all taxes, charges, fees, levies, customs, duties, tariffs, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by the United States Internal Revenue Service or any Taxing Authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.
“Tax Returns” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax Return, claim for refund or declaration of estimated Tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.
“Tax Matters Agreement” means the Tax Matters Agreement by and among FNF, New Remy and New Holdco, in the form attached as Exhibit G hereto.
“Taxing Authority” means any Governmental Authority imposing or responsible for the collection or administration of any Taxes.
“Trademark License Agreement” means the Trademark License Agreement by and between FNF and Imaging, in the form attached as Exhibit C to the Reorganization Agreement.
“Transaction Agreements” means, collectively, this Agreement, the Reorganization Agreement, the Tax Matters Agreement, the Services Agreements and the Trademark License Agreement and any other ancillary agreements entered into connection with the consummation of the Transactions, including all exhibits or annexes attached hereto or thereto.
“Transactions” means, collectively, the transactions contemplated by the Transaction Agreements, including the Mergers and the Restructuring (including the Spin-Off).
“Walk-Away Date” means six months from the date hereof.
The following terms are defined on the page of this Agreement set forth after such term below:

Action.............................................................	A-48	Liabilities........................................................	A-49
Affiliate.......................................................	A-48	Liens.....................................................................	A-49
Agreement............................................................	A-1	Losses....................................................................	A-49
Antitrust Laws...........................................	A-31	Material Adverse Effect..................................	A-49
Beneficial Owner.......................................	A-48	Merger Consideration.....................................	A-6
Beneficial Ownership................................	A-48	Merger Effective Time....................................	A-3
Beneficially Own.......................................	A-48	Merger Sub One..............................................	A-1
Business Day.............................................	A-48	Merger Sub One Common Stock....................	A-6
Certificates.................................................	A-8	Merger Sub Two.............................................	A-1

Closing........................................................	A-2	Mergers..............................................................	A-2
Closing Date..............................................	A-2	NASDAQ........................................................	A-38, A-40
Code...........................................................	A-2	New..................................................................	A-1
Contract........................................................	A-48	New Holdco Common Stock..........................	A-50
Contribution...............................................	A-48	New Holdco Form S-4....................................	A-50
D&O Indemnified Losses..........................	A-33	New Remy Bylaws.........................................	A-3
D&O Indemnified Person..........................	A-33	New Remy Certificates...................................	A-8
Delaware Chancery Court.........................	A-46	New Remy Charter.........................................	A-3
DGCL.........................................................	A-2	New Remy Charter Documents......................	A-17
Exchange Act.............................................	A-13	New Remy Common Stock............................	A-5
Exchange Agent.........................................	A-48	New Remy Exchange Ratio............................	A-50
Exchange Agreement.................................	A-7	New Remy Form S-1......................................	A-50
Exchange Fund..........................................	A-7	New Remy Interest.........................................	A-24
Extended Walk-Away Date........................	A-43	New Remy Material Adverse Effect...............	A-12
FNF............................................................	A-1	New Remy Merger..........................................	A-2
FNF Common Stock..................................	A-48	New Remy Merger Consideration..................	A-5
FNF Disclosure Schedule..........................	A-11	New Remy Public Charter Documents...........	A-36
FNF Owned Imaging Units.......................	A-13	New Remy Subsidiary Documents.................	A-17
FNF Owned Old Remy Shares..................	A-14	New Remy Surviving Corporation.................	A-2
FNFV Common Stock...............................	A-1	No-Action Letter.............................................	A-37
GAAP.........................................................	A-48	Old Remy........................................................	A-1
Governmental Authority............................	A-48	Old Remy Board.............................................	A-1
Imaging......................................................	A-1	Old Remy Board Recommendation................	A-27
Indemnitee...................................................	A-34	Old Remy Board Recommendation Change...	A-30
Indemnitor.................................................	A-34	Old Remy Certificate of Merger.....................	A-3
Joinder Agreement.....................................	A-38	Old Remy Certificates....................................	8
Laws............................................................	A-49	Representatives...............................................	A-51
Old Remy Charter Documents..................	A-20	Requisite Regulatory Approvals.....................	A-39
Old Remy Common Stock........................	A-6	Restraints........................................................	A-39
Old Remy Disclosure Schedule................	A-20	Restructuring...................................................	A-51
Old Remy Effective Time..........................	A-3	SEC.................................................................	A-11
Old Remy Equity Awards..........................	A-11	Securities Act..................................................	A-51
Old Remy Exchange Ratio........................	A-6	Separate Legal Defenses.................................	A-35
Old Remy Material Adverse Effect...........	A-20	Services Agreements.......................................	A-51
Old Remy Merger......................................	A-2	Special Committee..........................................	A-1
Old Remy Merger Consideration..............	A-6	Spin-Off..........................................................	A-1
Old Remy Performance Shares.................	A-50	Spin-Off Effective Time.................................	A-51
Old Remy Preferred Stock.........................	A-21	Subsidiary.......................................................	A-51
Old Remy Proxy Statement......................	A-50	Tax......................................................................	A-52
Old Remy Restricted Stock.......................	A-50	Tax Matters Agreement...................................	A-52
Old Remy SEC Documents.......................	A-50	Tax Returns.....................................................	A-52
Old Remy Stock Option............................	A-50	Taxes...............................................................	A-52
Old Remy Stock Plan...............................	A-50	Taxing Authority.............................................	A-52
Old Remy Stockholder Approval..............	A-22	Third-Party Claim...........................................	A-35
Old Remy Stockholders Meeting..............	A-27	Trademark License Agreement.......................	A-53
Old Remy Surviving Corporation.............	A-2	Transaction Agreements.................................	A-53
Old Remy Takeover Proposal...................	A-51	Transactions....................................................	A-53
Permitted Liens.........................................	A-51	Walk-Away Date.............................................	A-53
Person........................................................	A-51
Reorganization Agreement........................	A-1

SECTION 10.11 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all agreements and instruments include attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
FIDELITY NATIONAL FINANCIAL, INC.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary
NEW REMY CORP.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW REMY HOLDCO CORP.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW REMY MERGER SUB, INC.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature page to Merger Agreement]

OLD REMY MERGER SUB, INC.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

REMY INTERNATIONAL, INC.

By: /S/ John J. Pittas
Name: John J. Pittas

Title:	President and CEO

[Signature page to Merger Agreement]

Annex B

REORGANIZATION AGREEMENT
by and between
FIDELITY NATIONAL FINANCIAL, INC.
and
NEW REMY CORP.
dated as of September 7, 2014

(continued)

B-i

SCHEDULE 1.1 - Restructuring Plan
SCHEDULE 2.5 - Approvals
SCHEDULE 2.13 - Employees
SCHEDULE 2.14 - Material Contracts
SCHEDULE 2.15 - Intellectual Property
SCHEDULE 2.16 - Real Property
SCHEDULE 2.19 - Insurance
SCHEDULE 5.9 - Transferred Assets
SCHEDULE 5.12 - Imaging Employees

Annex I - Illustrative Example of Net Working Capital Calculation

B-ii

REORGANIZATION AGREEMENT
This REORGANIZATION AGREEMENT (together with all Schedules and Exhibits hereto, this “Agreement”), dated as of September 7, 2014, is entered into by and between FIDELITY NATIONAL FINANCIAL, INC., a Delaware corporation (“FNF”), and NEW REMY CORP., a Delaware corporation (“New Remy”) and a direct, wholly-owned Subsidiary of FNF.
WHEREAS FNF, New Remy, Remy International, Inc., a Delaware corporation (“Old Remy”), New Remy Holdco Corp., a Delaware corporation (“New Holdco”), New Remy Merger Sub, Inc., a Delaware corporation, and Old Remy Merger Sub, Inc., a Delaware corporation, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), pursuant to which the parties thereto intend to effectuate the New Remy Merger and the Old Remy Merger (each as defined in the Merger Agreement) resulting in New Remy becoming a direct, wholly-owned Subsidiary of New Holdco;
WHEREAS immediately prior to the consummation of the Mergers (as defined in the Merger Agreement), the parties hereto desire to effect the transactions contemplated by this Agreement, including the Restructuring, subject to the conditions described herein;
WHEREAS the transactions contemplated by this Agreement, including the Restructuring, have been approved by the boards of directors of FNF (the “FNF Board”) and New Remy;
WHEREAS this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder; and
WHEREAS capitalized terms used herein and not defined in the accompanying text have the meanings ascribed thereto in Section 8.1(a) or in the text referenced in Section 8.1(b).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties to this Agreement hereby agree as follows:
ARTICLE I
REORGANIZATION AND DISTRIBUTION

Section 1.1 Restructuring.

(a) In accordance with and subject to the provisions of this Agreement and the Delaware General Corporation Law, on the Closing Date, the parties will take, and as applicable will cause their respective Subsidiaries to take, all actions that are necessary or appropriate to accomplish each of the steps set forth in the restructuring plan attached hereto as Schedule 1.1 (the transactions contemplated by such steps, collectively, the “Restructuring”), in the order set forth therein, as soon as practicable after the conditions thereto have been satisfied or, to the extent waivable, waived.

(b) All of the steps of the Restructuring are intended to be part of the same plan of reorganization even though there may be delays between certain of the steps.

Section 1.2 Reorganization Documents. All documents and instruments used to effect the Restructuring and otherwise to comply with this Agreement will be in the form and substance reasonably satisfactory to FNF, New Remy, any additional signatories thereto, as applicable, and Old Remy.

Section 1.3 Qualification as Reorganization. For U.S. federal income tax purposes, (1) the Restructuring (together with all contributions and distributions contemplated by Schedule 1.1 to occur in connection therewith) is generally intended to be undertaken in a manner so that no gain or loss is recognized and (2) the Contribution and the Spin-Off are intended to qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively.

Section 1.4 Purchase Price Adjustment.

(a) FNF hereby agrees that it shall pay to New Remy an amount equal to the Purchase Price Adjustment for the Determination Period (each as defined below). The “Purchase Price Adjustment” for the 2015, 2016 and 2017 calendar years (together, the “Determination Period”) shall be equal to the EBITDA Shortfall, if any, for the Determination Period. The “EBITDA Shortfall” shall be equal to the amount by which the total EBITDA for the Determination Period is less than $6 million.

(b) For purposes of this Section 1.4, “EBITDA” means the earnings of Imaging before interest expense (income), income tax expense (benefit), depreciation and amortization of Imaging during each of the 2015, 2016 and 2017 calendar years. EBITDA shall be determined in accordance with accounting standards applied by New Holdco in the preparation of its financial statements; provided, however, that in no event shall EBITDA reflect (i) the allocation of any corporate expenses of New Holdco, New Remy, Old Remy or their respective Affiliates (for example, if Imaging becomes a party to a lawsuit and engages a law firm, the fees of such law firm would not be a corporate expense, however, if any New Holdco executive allocates a percentage of his or her time to such lawsuit, the corresponding percentage of such executive’s salary would be considered a corporate expense and should not be allocated to Imaging for purposes of determining EBITDA), in each case unless such corporate expenses were incurred to replace one or more services provided under either Services Agreement that were terminated following an uncured breach of such Services Agreement with respect to such service or services or (ii) any adjustments to reflect the application of purchase accounting treatment.

(c) As soon as reasonably practicable and in any event no later than March 31 of the calendar year immediately following the last day of the Determination Period, if New Remy believes that a Purchase Price Adjustment is due in respect of the Determination Period, New Remy shall deliver (or cause to be delivered) to FNF a statement setting forth New Remy’s good faith calculation of the Purchase Price Adjustment for the Determination Period in accordance with the principles set forth in Sections 1.4(a) and (b) (the “Determination Statement”). FNF shall have 20 Business Days from the date it receives the Determination Statement to review the computation of the Purchase Price Adjustment set forth therein (in each case, the “Determination Review Period”). Unless disputed, the Purchase Price Adjustment set forth on the Determination Statement shall be due and payable by FNF on the last day of the Determination Review Period. New Remy and its Subsidiaries shall make available the individuals in their employ directly responsible for, and knowledgeable about, the information used in the preparation of the Determination Statement in order to respond to the inquiries of FNF; provided, however, that any such access shall be at a location reasonably determined by New Remy, shall be during normal business hours and may not unreasonably interfere with New Remy’s or any of its Subsidiaries’ respective business operations.

(d) If FNF disagrees with New Remy’s calculation of the Purchase Price Adjustment, it shall, prior to the end of the Determination Review Period, deliver to New Remy a statement setting forth FNF’s objections with respect to such calculation (the “Notice of Dispute”), which notice shall set forth in reasonable detail the basis of each such objection and the adjustments that FNF is proposing be made to the Purchase Price Adjustment for the Determination Period. If no Notice of Dispute is received by New Remy prior to the end of the Determination Review Period (provided that New Remy notifies FNF of the end of such Determination Review Period at least two Business Days prior to the end of such Determination Review Period) or FNF has notified New Remy that it agrees with the contents of the Determination Statement, the computations and amounts set forth in the Determination Statement shall be final and binding on the relevant parties. If New Remy receives a Notice of Dispute with respect to the Determination Period, then, for the period of 20 Business Days following the date that New Remy receives the Notice of Dispute, New Remy and FNF shall endeavor in good faith to resolve by mutual agreement all matters in the Notice of Dispute; provided, however, that if New Remy and FNF are unable to resolve any matter set forth in the Notice of Dispute within such 20-day period, New Remy and FNF shall engage an accounting firm of national reputation, independent from New Remy and FNF, as mutually agreed by New Remy and FNF (the “Independent Accounting Firm”), to act as an arbitrator of the disputed matters between the parties and to make a binding determination with respect to these disputed matters. If New Remy and FNF are unable to agree on the Independent Accounting Firm within ten (10) Business Days, New Remy and FNF shall each choose an Independent Accounting Firm and the Independent Accounting Firms chosen by New Remy and FNF shall mutually agree on and choose another Independent Accounting Firm, which firm shall act as the Independent Accounting Firm for purposes of the arbitration proceeding described herein. Once the Independent Accounting Firm has been engaged, New Remy and FNF shall direct the Independent Accounting Firm to render a determination within 25 Business Days of its retention, and New Remy and FNF shall each cooperate with the Independent Accounting Firm during its engagement. New Remy and FNF shall each submit a binder to the Independent Accounting Firm promptly (and in any event within 10 Business Days after the Independent Accounting Firm is engaged), which binder shall contain their respective computations of the Purchase Price Adjustment for the

Determination Period, together with all of the information, arguments and support for their respective positions. The Independent Accounting Firm shall determine, based solely on the information contained in such binders, and not by independent review, only those issues in dispute (as specifically set forth in the Notice of Dispute) and shall render a written report to New Remy and FNF in which the Independent Accounting Firm shall, after considering all matters set forth in the Notice of Dispute and the binders, determine the Purchase Price Adjustment for the Determination Period. Such report shall set forth in reasonable detail the Independent Accounting Firm’s determination with respect to each of the disputed items or amounts specified in the Notice of Dispute, together with all supporting calculations. In resolving any disputed item, the Independent Accounting Firm shall (i) be bound by terms of this Section 1.4, (ii) limit its review to matters specifically set forth in the Notice of Dispute and (iii) not assign a value to any item higher than the highest value for such item claimed by either party or less than the lowest value for such item claimed by either party. All fees and expenses relating to the work of the Independent Accounting Firm shall be borne equally by FNF, on one hand, and New Remy, on the other hand. The report of the Independent Accounting Firm shall be final and binding upon New Remy and FNF and no party shall have any further recourse to any court, other tribunal or otherwise (other than to enforce the determinations made by the Independent Accounting Firm). If the Purchase Price Adjustment is finally determined by an Independent Accounting Firm as set forth herein, FNF shall pay the amount thereof to New Remy or its designee within two Business Days after such determination has been made.

(e) Notwithstanding anything to the contrary in this Section 1.4, FNF shall be entitled to deduct and withhold from the Purchase Price Adjustment any amounts that are required to be deducted and withheld with respect to the making of such payment under applicable Law. If FNF determines that any amounts are required to be so deducted or withheld, FNF shall endeavor to provide New Remy with reasonable notice of such determination and the opportunity to avoid such deduction or withholding prior to making any such deduction or withholding. To the extent that amounts so withheld or deducted are paid over to or deposited with the relevant Governmental Authority, including any taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to New Remy.

(f) The terms of this Section 1.4 have been structured with the intent that (i) the Purchase Price Adjustment (if any) paid to New Remy be treated for all income tax purposes as an additional contribution to New Remy by FNF in exchange for the shares of New Remy Common Stock and (ii) neither FNF nor New Remy shall take any position on its respective tax returns or with any taxing authority that is contrary to the tax treatment described in clause (i) above, except as may be required pursuant to a Final Determination (as defined in the Tax Matters Agreement).

(g) FNF hereby acknowledges and agrees that, from and after the Closing Date, New Remy and its Affiliates shall have the power and right to control all aspects of the business and operations of Imaging in their sole and reasonable discretion; provided, however, that New Remy acknowledges and agrees that it shall act in good faith, in a manner intended to achieve at least $6 million of EBITDA during the Determination Period (subject to business conditions and the need to manage business risks and requirements) and shall not take any action which is intended to increase FNF’s obligations under this Section 1.4.

ARTICLE II
REPRESENTATIONS AND WARRANTIES of FNF

FNF represents and warrants to New Remy, as of the date hereof and as of the Closing Date, as follows:
Section 2.1 Organization, Standing and Corporate Power.

(a) FNF is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not been and would not reasonably be expected to be, individually or in the aggregate, material to FNF.

(b) Fidelity National Technology Imaging, LLC (“Imaging”) is an indirect, wholly-owned subsidiary of FNF and a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not been and would not reasonably be expected to be, individually or in the aggregate, material to Imaging. FNF has made available to New Remy true, correct and complete copies of the articles of formation and limited liability company agreement, as applicable, of Imaging, each as amended to the date of this Agreement, each of which is in full force and effect.

Section 2.2 FNF Owned Imaging Units.

(a) The equity interests of Imaging consist solely of membership units, 100% of which will be, as a result of the Restructuring and immediately prior to the Contribution, directly owned beneficially and of record by FNF (the “FNF Owned Imaging Units”). The FNF Owned Imaging Units are duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights, Law, Contract or the organizational documents of Imaging. There are no outstanding subscriptions, options, restricted stock, stock appreciation rights, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any equity interests of Imaging pursuant to which Imaging is or may become obligated to issue equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any equity interests in Imaging. There are no capital appreciation rights, phantom stock plans or securities with participating rights or features, or similar obligations and commitments with respect to Imaging. There are no outstanding obligations of Imaging to repurchase, redeem or otherwise acquire any equity interests (or any options, restricted stock, stock appreciation rights, warrants or other rights to acquire any equity interests) of Imaging. There are no restrictions upon the voting or transfer of any FNF Owned Imaging Units pursuant to Imaging’s organizational documents or any agreement to which FNF or any Subsidiary is a party.

(b) All FNF Owned Imaging Units are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States) (collectively, “Liens”).

(c) Immediately following the Contribution, New Remy will have good and valid title to the FNF Owned Imaging Units, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and FNF will not have any right, title or interest in the FNF Owned Imaging Units.

Section 2.3. FNF Owned Old Remy Shares.

(a) As of the date hereof, 16,342,508 shares of the common stock, par value $0.0001, of Old Remy (“Old Remy Common Stock”) are owned beneficially and of record by a wholly owned subsidiary of FNF (the “FNF Owned Old Remy Shares”). All of the FNF Owned Old Remy Shares are owned free and clear of any and all Liens. Except as provided for in this Section 2.3, FNF does not directly or indirectly beneficially own any other shares of Old Remy Common Stock, any other shares of the capital stock of Old Remy, or any options or other rights to purchase or receive shares of the capital stock of Old Remy.

(b) After giving effect to the Contribution, New Remy will have good and valid title to the FNF Owned Old Remy Shares, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and FNF will not have any right, title or interest in the FNF Owned Old Remy Shares.

Section 2.4. FNFV Capitalization. The authorized capital stock of the FNFV Group of FNF (the “FNFV Group”) consists of 113,000,000 shares of FNFV Common Stock. At the close of business on June 30, 2014, 91,711,237 shares of FNFV Common Stock were issued and outstanding. All outstanding shares of FNFV Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no outstanding obligations of FNF or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of FNFV.

Section 2.5. Authority; Noncontravention.

(a) FNF and each of its Subsidiaries that are party to this Agreement and the other Transaction Agreements have all requisite power and authority to execute, deliver and perform their respective obligations under this Agreement and the other Transaction Agreements. The execution, delivery and performance by FNF or such Subsidiaries, as applicable, of this Agreement and the other Transaction Agreements and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the FNF Board and, to the extent required by any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), its stockholders or members, and no other corporate or other action on its part is necessary to authorize the execution and delivery by FNF or such Subsidiaries, as applicable, of this Agreement and the other Transaction Agreements, the performance by it of its or their respective obligations hereunder and thereunder and the consummation by it or them of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Agreements, when executed and delivered, will be, duly executed and delivered by FNF and such Subsidiaries, as applicable, and each is, or will be, a valid and binding obligation of FNF or such Subsidiaries, as applicable, enforceable against FNF or such Subsidiaries, as applicable, in accordance with its terms.

(b) Neither the execution and delivery of this Agreement and the other Transaction Agreements by FNF or its Subsidiaries, as applicable, nor the consummation by FNF or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, nor compliance by FNF or its Subsidiaries, as applicable, with any of the terms or provisions of this Agreement and the other Transaction Agreements, will (i) conflict with or violate any provision of FNF’s certificate of incorporation and by-laws or any of the organizational documents of any Subsidiary of FNF, (ii) assuming that the authorizations, consents and approvals referred to on Schedule 2.5 are obtained and the filings referred to on Schedule 2.5 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to FNF or its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, FNF or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or permit to which FNF or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of FNF or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to be material to FNF or Imaging or to delay, impede or prevent the transactions contemplated by this Agreement or the Mergers.

Section 2.6. Subsidiaries. Imaging does not own, directly or indirectly, any stock of, or any other equity interest in, any Person.

Section 2.7. Financial Information. FNF has delivered or made available to New Remy copies (which copies are complete and correct) of the unaudited balance sheets of Imaging as of December 31, 2013 and July 31, 2014 and related statements of income (collectively, the “Imaging Financial Statements”). The Imaging Financial Statements were prepared in accordance with GAAP applied on a consistent basis and present fairly in all material respects the financial condition of Imaging at their respective dates and the results of operations of Imaging for the periods then ended, provided that (i) normal and recurring year-end adjustments have not been made in the financial statements as of and for the seven months ended July 31, 2014, which are not material individually or in the aggregate, and (ii) the Imaging Financial Statements lack a statement of cash flows and footnotes. Except as set forth in the Imaging Financial Statements, Imaging has no material Liabilities that would be required to be reflected or reserved against on a consolidated balance sheet in accordance with GAAP or the notes thereto.

Section 2.8. Absence of Certain Changes or Events. Since December 31, 2013, Imaging has conducted its business only in the ordinary course consistent with past practice, and there has not been any change, circumstance, effect, event, development or occurrence that, individually or in the aggregate, has been or would reasonably be expected to be material to Imaging, and Imaging has not taken or failed to take any action that, if taken or not taken after the date hereof, would have required the consent of Old Remy under Section 6.2 of the Merger Agreement.

Section 2.9. Taxes.

(a) Imaging has timely filed or there has been filed on its behalf (taking into account all available extensions) all material Tax returns and material reports required to be filed by it or on its behalf or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. All Tax returns filed by or on behalf of Imaging are complete and accurate in all material respects. Imaging has paid or caused to be paid all taxes shown as due on such returns.

(b) No deficiencies for any taxes have been proposed, asserted or assessed against Imaging that are not adequately reserved for, except for deficiencies that individually or in the aggregate would not be material to Imaging.

(c) Imaging is not subject to any audit, examination or similar proceedings by any Tax authorities, and is not appealing any tax assessment or any proceeding in any Tax court.

Section 2.10. Compliance with Applicable Laws. Imaging has in full force and effect all material Federal, state, local and foreign governmental approvals, authorizations, certificates, consents, filings, franchises, licenses, notices, permits and rights (collectively, “Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted in compliance with applicable Laws, and there has occurred no default under any such Permit. Imaging is in compliance, and has been in compliance since December 31, 2010, in all material respects, with all Laws to which it or any of its property or assets is subject. No investigation, examination, inquiry, enforcement action or other proceeding by any Governmental Authority with respect to or affecting Imaging is pending or, to the knowledge of FNF, threatened.

Section 2.11. Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, based upon arrangements made by or on behalf of Imaging.

Section 2.12. Litigation. There is no action or proceeding pending or, to the knowledge of FNF, threatened against or affecting Imaging (A) except as would not reasonably be expected to be, individually or in the aggregate, material to Imaging or (B) seeking to prevent the consummation of any of the transactions contemplated by this Agreement or the other Transaction Agreements. There are no judgments, decrees, injunctions or orders of any Governmental Authority or arbitrator outstanding against Imaging, or any of its assets, properties or businesses, that (A) would reasonably be expected to be, individually or in the aggregate, material to Imaging or (B) that would prevent the consummation of any of the transactions contemplated by this Agreement or the other Transaction Agreements.

Section 2.13. Employees.

(a) Schedule 2.13(a) includes a complete list of all material Employee Benefit Plans and indicates those Employee Benefit Plans that are maintained and sponsored solely by Imaging.

(b) Schedule 2.13(b) identifies each Plan that is intended to be qualified under Section 401(a) of the Code (each a “Qualified Plan”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan that has not been revoked, the related trust is exempt from federal income taxation under Section 501 of the Code, and there are no existing circumstances and no events have occurred with respect to the operation of the Qualified Plans or related trusts that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the tax exempt status of any related trust.

(c) All contributions required to be made to any Plan by applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been, in all material respects, timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, either (i) the current value of the assets of each Plan equals or exceeds the current value of all vested or unvested accrued benefits, whether current or contingent, under that Plan or (ii) have been fully reflected on the Imaging Financial Statements.

(d) With respect to each Employee Benefit Plan, Imaging has complied, and is now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans. Each Plan has been administered in all material respects in accordance with its terms.

(e) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code and no Employee Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan. None of Imaging nor any of its ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and none of Imaging and any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full. There does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of Imaging following the Closing.

(f) Imaging has no Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Imaging.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Imaging or any individual set forth on Schedule 5.12, or result in any limitation on the right of Imaging, if any, to amend, merge, terminate or receive a reversion of assets from any Plan or related trust.

(h) No labor organization, group of employees of Imaging or group of employees set forth on Schedule 5.12 has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving Imaging. Imaging is in compliance in all material respects with all applicable Laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health

(i) Each individual who renders services to Imaging who is classified by Imaging as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of Taxes and Tax reporting and under Employee Benefit Plans) is properly so characterized. Except for such Persons set forth on Schedule 5.12, no Person who primarily provides services to Imaging is an employee of, or treated as employed by, any of FNF or its Subsidiaries, other than Imaging.

(j) There are no pending or, to the knowledge of FNF, threatened claims or actions, as of the date hereof, for workers’ compensation benefits, short-term disability benefits or long-term disability benefits against Imaging or any Plans with respect to which Imaging could reasonably have any Liability.

(k) Imaging has delivered to New Remy for each individual who renders services to Imaging, a correct and complete list of the name, date of hire, title, employer, location of employment, salary or hourly rate of pay and date of last salary or hourly rate increase. The aggregate bonuses and other incentive compensation paid to the Persons set forth on Schedule 5.12 are reflected on the Imaging Financial Statements for the periods covered thereby.

Section 2.14 Contracts. Schedule 2.14 sets forth a complete and accurate list, as of the date of this Agreement, of all Material Contracts. The term “Material Contracts” means all of the following types of Contracts (whether or not reduced to writing) to which Imaging is a party or any of its assets, properties or businesses are bound:

(i) Contracts with any present or former officer, director, employee or consultant of Imaging or any Affiliate of any such individual;

(ii) any employment agreement or other Contract with any present or former officer, director, employee or consultant, or any Affiliate of any such individual, of FNF or any of its Affiliates (other than Imaging);

(iii) Contracts containing any provision or covenant limiting the ability of Imaging to engage in any line of business, to compete with any Person, to do business in any geographic area or to solicit the employment of any Person;

(iv) mortgages, indentures, loan or credit agreements, security agreements and other agreements and instruments relating to the borrowing of money or extension of credit to Imaging or the direct or indirect guarantee by Imaging of any obligation of any Person for borrowed money of any Person or any other Liability of Imaging in respect of indebtedness for borrowed money of any Person;

(v) Contracts with the six largest customers (measured by total annual payments made to Imaging) of Imaging for the eight months ended August 31, 2014;

(vi) any Contract between Imaging, on the one hand, and FNF or any Affiliate of FNF, on the other hand;

(vii) any joint venture or partnership Contract binding on Imaging;

(viii) any collective bargaining agreement or similar agreement with a group of employees;

(ix) any Contract that provides for earn-outs or other contingent obligations to be paid by Imaging;

(x) any Contract pertaining to any material Intellectual Property rights (other than for the use of commercially available off-the-shelf software and other than as set forth in Schedule 2.15);

(xi) any Contract for purchase of materials, supplies, products or services involving annual payments in excess of $50,000; and

(xii) any Contract obligating, or that will obligate following the Closing, Imaging to conduct business on an exclusive or preferential basis with any third party.

Each of the Material Contracts constitutes a valid and binding obligation of Imaging and, to the knowledge of FNF, each other party thereto, enforceable against Imaging and, to the knowledge of FNF, each other party thereto in accordance with its terms and is in full force and effect. Neither FNF or any of its Affiliates, including Imaging, has received written notice of cancellation of any Material Contract which would reasonably be expected, individually or in the aggregate, to be material to Imaging. There exists no material breach or event of default with respect to any Material Contract on the part of Imaging or, to the knowledge of FNF, any other party thereto.
Section 2.15. Intellectual Property.

(a) Imaging owns or has the right to use all Intellectual Property material to the operation of the business of Imaging as presently conducted. Schedule 2.15 sets forth, as of the date hereof, all issued patents and pending applications for patents, all registered Trademarks and all applications for trademarks, all material unregistered Trademarks, all registered copyrights and all applications for copyrights and all Internet domain names owned by Imaging. With respect to each item of Intellectual Property set forth on Schedule 2.15 (the “Intellectual Property Rights”), except as set forth in Schedule 2.15, (A) Imaging owns all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction and (B) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge, except as would not, individually or in the aggregate, reasonably be expected to be material to Imaging. All Intellectual Property Rights are subsisting and, to the knowledge of FNF, are valid and enforceable.

(b) Since January 1, 2012, neither FNF nor any of its Subsidiaries has received any written notice that Imaging, FNF or any of its Affiliates with respect to the business of Imaging has infringed, misappropriated or otherwise violated any Intellectual Property rights of third parties. To the knowledge of FNF, the Intellectual Property Rights and the conduct of business of Imaging do not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party.

(c) Schedule 2.15 sets forth a correct and complete list of all material software, databases, applications and programs owned or purported to be owned by Imaging (the “Proprietary Software”). Imaging owns all right, title and interest in and to all versions of the Proprietary Software. The source code for all Proprietary Software is maintained in confidence and has not been disclosed to any third party except pursuant to confidentiality agreements restricting its use and disclosure. To the knowledge of FNF, none of the Proprietary Software includes any timer, clock, counter, virus or other limiting design, routine or instructions: (i) which have destructive capabilities; (ii) which could cause the Proprietary Software (or any portion thereof) to become erased, inoperable or otherwise incapable of being used in the manner for which it was designed; (iii) which would render any hardware or software inoperable; or (iv) which would cause data to become damaged or removed. To the extent Imaging uses, or the Proprietary Software incorporates, any “open source,” “copyleft,” or similar software, or Imaging is a party to “open” or “public source” or similar licenses, Imaging is in compliance with the terms of any such licenses, and is not required under any such license to (a) make or permit any disclosure or to make available any source code for the Proprietary Software (or any of its licensors’ proprietary software) or (b) distribute or make available any of the Proprietary Software or other Intellectual Property Right (or to permit any such distribution or availability).

(d) Schedule 2.15 sets forth a correct and complete list of: (i) all material software other than Proprietary Software used by Imaging (other than commercially-available, off-the-shelf software) (the “Licensed Software”) and (ii) all agreements that are material or otherwise necessary to the operation of the business pursuant to which Imaging grants a third party a license under any Proprietary Software (other than non-exclusive licenses granted in the ordinary course of business) or pursuant to which Imaging is granted a license under any Licensed Software. Except as set forth on Schedule 2.15, no Person has been granted any right to use any Proprietary Software. Imaging has valid and enforceable rights to use all Licensed Software and owns or has the right to use all Intellectual Property material to the performance of all services currently performed for third parties or which Imaging is contractually obligated to perform for third parties.

(e) Imaging is in compliance in all material respect with all Laws applicable to, and with its own and FNF’s formally adopted policies, applicable to its collection, use, disclosure, maintenance and transmission of personal, private, health or financial information of individuals in the course of its business (“Consumer Privacy Information”). Imaging uses commercially reasonable measures to protect the Consumer Privacy Information and, to the knowledge of Imaging, has not experienced any breach in security or any incident of unauthorized access, disclosure, use, destruction or loss of any personally identifiable data or information of individuals in the course of its business.

(f) As of the date of this Agreement, FNF or an Affiliate of FNF has ownership of the Domain Names, and that: (1) there are no existing or, to the knowledge of FNF, threatened claims or proceedings by any third party relating to the use, registration, or ownership of the Domain Names; (2) the Domain Names are not subject to any outstanding order, decree, or judgment, stipulation, written registration, undertaking or agreement that would prevent FNF or its Affiliates from complying with any of its obligations relating to the Domain Names under this Agreement; (3) the Domain Names are not subject to any liens, security interests, mortgage or other encumbrances; and (4) FNF and its Affiliates have not granted any licenses to, or authorized any third parties to use, the Domain Names.

Section 2.16. Real Property. Imaging does not own any real property. Schedule 2.16 sets forth a list of all real property, used, occupied, leased or subleased by Imaging (the “Leased Real Property”) and also identifies each lease or sublease, together with any amendments, extensions, renewals or other agreements related thereto (“Leases”), under which such real property is occupied by Imaging. Imaging has a valid leasehold interest in the Leased Real Property. No material breach or default exists with respect to any Lease covering the Leased Real Property on the part of Imaging and, to the knowledge of FNF, no event has occurred which with notice or lapse of time would constitute such a breach or default. FNF has delivered to New Remy accurate and complete copies of the Leases, in each case as amended or otherwise modified and in effect as of the date hereof.

Section 2.17. Environmental Matters. Imaging is in current compliance in all material respects with all applicable Environmental Laws and, to the knowledge of FNF, there are no conditions at any Leased Real Property or at any real property formerly owned or leased by Imaging, that would be expected to give rise to any material Liability under any Environmental Law. Neither FNF or any of its Affiliates, including Imaging, has received any written claim, notice of violation or citation concerning any material violation or alleged violation of any applicable Environmental Law by Imaging. There are no writs, injunctions, decrees, orders or judgments outstanding, notices of violation, audits or inspections indicating present or continuing material non-compliance or any proceedings pending or, to the knowledge of FNF threatened, concerning compliance by Imaging with any Environmental Law.

Section 2.18. Sufficiency of Assets. After giving effect to the Restructuring, (A) the assets and properties of Imaging, (B) the rights, licenses and services to be made available by FNF and its Affiliates pursuant to the Imaging Services Agreement and (C) the employees of Imaging as of the date hereof, will be sufficient for Imaging to conduct its business in the ordinary course consistent with past practices on and after the Closing Date as such business is being conducted on the date hereof. Imaging is in possession of and has title to, or has valid leasehold interests in or valid rights under contract to use, all tangible personal property primarily used in the conduct of Imaging’s business free and clear of all Liens.

Section 2.19. Insurance. Schedule 2.19 lists all material insurance policies or self-insurance programs obtained within the past two years and owned or held by FNF and its Subsidiaries which cover the Imaging business or its assets, properties or personnel with respect to the operation or conduct of the Imaging business. All such insurance policies are in such amounts, with such deductibles and against such risks and losses as are, in FNF’s judgment, reasonable for the business and assets of Imaging. All such policies are in full force and effect, no invoiced premiums are overdue for payment, and no notice of cancellation or termination has been received by FNF or any Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior the date of such cancellation or termination.

Section 2.20 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article II and in the other Transaction Agreements, neither FNF nor any other Person makes or has made any express or implied representation or warranty with respect to FNF or Imaging or with respect to any other information provided to New Remy in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE III
NO REPRESENTATIONS AND WARRANTIES of New Remy

Section 3.1. No Representations or Warranties. Neither New Remy nor any other Person makes or has made any express or implied representation or warranty with respect to New Remy or with respect to any other information provided to FNF in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE IV
Indemnification

Section 4.1. Indemnification by New Remy. New Remy hereby covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, from and after the New Remy Effective Time, to indemnify, defend and hold harmless the FNF Entities from and against any Losses incurred by the FNF Entities to the extent arising out of or relating to the ownership or operation of the business or assets of, or other Liabilities incurred by, New Remy and its Subsidiaries (including with respect to any Person that becomes a Subsidiary of New Remy following the Closing) following the New Remy Effective Time (except to the extent provided in Section 4.2).

Section 4.2. Indemnification by FNF. FNF hereby covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, from and after the Closing, to indemnify, defend and hold harmless the New Remy Entities from and against any Losses incurred by the New Remy Entities to the extent arising out of or relating to:

(a) the assets and businesses owned or operated by the FNF Entities before and after the Closing, including any such Losses to the extent resulting from any Liability of the FNF Entities, whether incurred before or after the Closing;

(b) the ownership or operation of the business or assets of, or other Liabilities incurred by, (i) New Remy and its Subsidiaries and/or (ii) Imaging, in each case prior to and including the New Remy Effective Time; or

(c) subject to Section 4.5, any breach by FNF of any representation, warranty, covenant or agreement of FNF contained herein or in any of the Services Agreements or the Trademark License Agreement, or any breach by FNF or New Remy of any representation or warranty set forth in Sections 3.1, 3.2, 3.3, 3.5, 3.6, 3.7, 4.1, 4.2 or 4.3 of the Merger Agreement (the “Selected Representations”) or any covenant set forth in Section 6.2 of the Merger Agreement.

Section 4.3. Exclusions.

(a) The indemnification provisions set forth in Sections 4.1 and 4.2(a) and (b) are not intended to cover (i) any Losses incurred by any New Remy Entity or any FNF Entity pursuant to any Contract in effect after the New Remy Effective Time between any FNF Entity, on the one hand, and any New Remy Entity, on the other hand.

(b) In no event will any Indemnitor be liable to any Indemnitee under Section 4.1 or 4.2 for any consequential or punitive damages, provided that the foregoing will not be interpreted to limit indemnification for any such Losses incurred as a result of the assertion by a claimant (other than a New Remy Entity or an FNF Entity) of a Third-Party Claim for consequential or punitive damages.

(c) For the avoidance of doubt, the provisions of Section 4.1 and Section 4.2 are not intended to apply to any Loss, claim or Liability to which the provisions of the Tax Matters Agreement are applicable.

Section 4.4. Indemnification Procedures.

(a) In connection with any indemnification provided for in this Article IV, the party seeking indemnification (the “Indemnitee”) will give the party from which indemnification is sought (the “Indemnitor”) prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Section 4.1, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (in each case, in reasonable detail, to the extent known), whether or not involving a Third-Party Claim (as defined below). Without limiting the generality of the foregoing, in the case of any claim, investigation, action, suit or proceeding made or commenced by a third party for which indemnification is being sought (a “Third-Party Claim”), such notice will be given no later than ten (10) business days following receipt by the Indemnitee of written notice of such Third-Party Claim. Failure by any Indemnitee to so notify the applicable Indemnitor will not relieve such Indemnitor of any Liability under this Agreement except solely to the extent that such failure prejudices such Indemnitor in any material respect. The Indemnitee will thereafter deliver to the Indemnitor as promptly as practicable, and in any event within ten business days after Indemnitee’s receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to such Third-Party Claim.

(b) After receipt of a notice pursuant to Section 4.4(a) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor’s cost, risk and expense, upon written notice to the Indemnitee of such election. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee’s consent if such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee and (C) does not seek any relief against the Indemnitee other than the payment of money damages to be borne by the Indemnitor. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee’s name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor (“Separate Legal Defenses”), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor, and the Indemnitor will not have the right to control the defense or investigation of such Separate Legal Defenses available to such Indemnitee.

(c) If, after receipt of a notice pursuant to Section 4.4(a), the Indemnitor does not undertake to defend any such Third-Party Claim within thirty days of receipt of such notice, as well as during the period prior to the Indemnitor providing notice that it will undertake such defense, the Indemnitee may, but will have no obligation to, contest any such Third-Party Claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any Third-Party Claim with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed, unless (i) the Indemnitor had the right under this Article IV to undertake control of the defense of such Third-Party Claim and failed to do so within thirty days of receipt of such notice pursuant to Section 4.4(a), or (ii) the Indemnitor does not have the right to control the defense of such Third-Party Claim pursuant to Section 4.4(b), and such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitor, (B) includes a complete release of the Indemnitor and the Indemnitee and (C) does not seek any relief against the Indemnitor.

Section 4.5. Survival. The representations and warranties contained herein and in any certificate delivered pursuant to Article VI of this Agreement shall survive the Closing for a period of two (2) years from the date of the Closing; provided that the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 shall survive until the expiration of the applicable statute of limitations. The Selected Representations shall survive until the expiration of the applicable statute of limitations. The covenants and agreements herein that relate to actions to be taken at or after the Closing and the covenants in Section 6.2 of the Merger Agreement shall survive the Closing and the Merger Effective Time.

ARTICLE V
COVENANTS

Section 5.1. Further Assurances. At any time before or after the Closing, each party hereto covenants and agrees to make, execute, acknowledge and deliver such instruments, agreements, consents, assurances and other documents, and to take all such other commercially reasonable actions, as any other party may reasonably request and as may reasonably be required in order to carry out the purposes and intent of this Agreement and to implement the terms hereof; provided that, subject to Section 1.2, the parties hereto shall keep Old Remy reasonably informed of any such actions.

Section 5.2. Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party hereto shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to any information in its possession or under its control that the requesting party reasonably needs (i) to comply with reporting, filing or other requirements imposed on the requesting party by a foreign or U.S. federal, state or local judicial, regulatory or administrative authority having jurisdiction over the requesting party or its Subsidiaries, (ii) to enable the requesting party to institute or defend against any action, suit or proceeding in any foreign or U.S. federal, state or local court or (iii) to enable the requesting party to implement the transactions contemplated hereby, including but not limited to performing its obligations under this Agreement and the other Transaction Agreements (provided, however, that any information relating to matters governed by the Tax Matters Agreement shall be subject to the provisions thereof in lieu of this Section 5.2).

(b) Any information owned by a party that is provided to another party pursuant to Section 5.2(a) will remain the property of the providing party. The parties agree to cooperate in good faith to take all reasonable efforts to maintain any legal privilege that may attach to any information delivered pursuant to this Section 5.2 or which otherwise comes into the receiving party’s possession and control pursuant to this Agreement. Notwithstanding anything herein to the contrary, each party’s access to information shall be subject, in all cases, to any bona fide concerns of attorney-client privilege that the other party may reasonably have and any restrictions contained in Contracts to which the other party or any of its Subsidiaries is a party (it being understood that such party shall use its reasonable efforts to provide any such information in a manner that does not result in such violation). Nothing contained in this Agreement will be construed as granting or conferring license or other rights in any such information.

(c) The party requesting any information under this Section 5.2 will reimburse the providing party for the reasonable out of pocket costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party.

Section 5.3. Confidentiality. Each party and its Subsidiaries will keep confidential for five (5) years following the Closing Date (or for three (3) years following disclosure to such party, whichever is longer), and will use reasonable efforts to cause its and their respective officers, directors, members, employees and agents to keep confidential during such period, all Proprietary Information of the other party and its Subsidiaries.

(a) “Proprietary Information” means any proprietary ideas, plans and information, including information of a technological or business nature, of a party or its Subsidiary (in this context, the “Disclosing Party”) (including all trade secrets, Intellectual Property, data, summaries, reports or mailing lists, in whatever form or medium whatsoever, including oral communications, and however produced or reproduced), that is marked proprietary or confidential, or that bears a marking of like import, or that the Disclosing Party states is to be considered proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances of its disclosure. Without limiting the foregoing, all information of the types referred to in the immediately preceding sentence to the extent used by New Remy or any of its Subsidiaries (including Imaging) on or prior to the Closing in the operation of the assets and businesses owned or operated by the New Remy Entities as of the Closing and that is treated as proprietary or confidential, or that a reasonable and prudent person would consider proprietary or confidential under the circumstances, will constitute Proprietary Information of New Remy for purposes of this Section 5.3.

(b) Anything contained herein to the contrary notwithstanding, information of a Disclosing Party will not constitute Proprietary Information (and the other party (in this context, the “Receiving Party”) will have no obligation with respect thereto), to the extent such information: (i) is approved for release by prior written authorization of the Disclosing Party, or (ii) is disclosed in order to comply with a judicial order issued by a court of competent jurisdiction, or to comply with the Laws of any Governmental Authority having jurisdiction over such Receiving Party, in which event the Receiving Party will give prior written notice to the Disclosing Party of such disclosure as soon as practicable and will cooperate with the Disclosing Party in using commercially reasonable efforts to obtain an appropriate protective order or equivalent, and provided that the information will continue to be Proprietary Information to the extent it is covered by such protective order or equivalent.

Section 5.4. Notices Regarding Transferred Assets. If any FNF Entity receives a notice or other communication from any third party, or otherwise becomes aware of any fact or circumstance, after the Restructuring, relating to any New Remy Entity, such FNF Entity will use commercially reasonable efforts to promptly forward the notice or other communication to New Remy or give notice to New Remy of such fact or circumstance of which it has become aware.

The parties will cause their respective Subsidiaries to comply with this Section 5.4. After the Restructuring, to the extent that (a) FNF or any of its Affiliates receives any payments for services rendered by Imaging, such payments shall be held in trust for the benefit of Imaging and forthwith paid into the account designated by Imaging and (b) New Remy or any of its Affiliates receives any payments for services rendered by FNF or any of its Affiliates (other than Imaging, New Remy or Old Remy or its Subsidiaries), such payments shall be held in trust for the benefit of FNF and forthwith paid into the account designated by FNF.

Section 5.5. Treatment of Payments. The parties agree to treat all payments made pursuant to this Agreement in accordance with Section 2.8 of the Tax Matters Agreement and to gross-up amounts paid if required in accordance therewith.

Section 5.6. Intercompany Agreements; Intercompany Accounts.

(a) Except for the Transaction Agreements and the FNF Customer Contract, all contracts, licenses, agreements, commitments and other arrangements, formal and informal, between any FNF Entity, on the one hand, and any New Remy Entity (including Imaging), on the other hand, shall terminate immediately prior to the Spin-Off and thereafter no such terminated agreement (including any provision thereof that purports to survive termination) shall be of any further force or effect and all parties shall be released from obligations thereunder.

(b) (i) All intercompany payables and loans owed to any FNF Entity, on the one hand, by any New Remy Entity (including Imaging), on the other hand, and (ii) all intercompany receivables owed to any New Remy Entity (including Imaging), other than any intercompany receivables relating to services provided by Imaging to FNF (under the FNF Customer Contract or otherwise), on the one hand, by any FNF Entity, on the other hand, shall, prior to the Spin-Off, be canceled or extinguished without payment therefor being made; provided, that immediately prior to the Closing, Imaging shall pay to FNF a tax sharing payment equal to the estimated taxable income of Imaging earned by Imaging since the most recent distribution by Imaging to FNTG multiplied by 40% (provided, further, that such payment, for the avoidance of doubt, does not reduce any obligations under Section 5.11).

Section 5.7. Non-Solicitation. During the three-year period following the Closing Date, FNF and its Subsidiaries shall not, directly or indirectly, (i) employ or engage, or solicit for employment or engagement, any salaried employee of Imaging as of the Closing Date or any salaried employee listed on Schedule 5.12 or (ii) seek to adversely influence or alter any such employee’s relationship with Imaging or any New Remy Entity or its Affiliates; provided, however, that nothing in this Agreement shall prohibit any such party from (x) soliciting for employment or employing any such employee who responds to a general solicitation or advertisement that is not specifically directed to such employees (and nothing shall prohibit the making of such general solicitation or advertisement) or (y) soliciting for employment or employing any such employee following such employee’s termination of employment (without having been induced to terminate such employment by FNF or its Affiliates) with Imaging or any New Remy Entity or its Affiliates after the Closing Date. For the avoidance of doubt, Ron Free and John Walsh will not be subject this Section 5.7 as neither individual is an employee of Imaging.

Section 5.8. Non-Competition. For a term commencing on the Closing Date and ending on the third anniversary of the Closing Date, FNF shall not, and shall cause its Subsidiaries and controlled Affiliates not to, directly or indirectly, compete or assist others in competing with New Remy and its Affiliates (including Imaging) in all or any portion of the Imaging’s business as currently conducted in any geographic area in the United States (“Restricted Activity”). Notwithstanding the foregoing sentence, nothing in this Agreement shall preclude, prohibit or restricted FNF, its Subsidiaries or its controlled Affiliates from engaging or continuing to engage in any (i) De Minimis Investments or (ii) business activity that would otherwise violate this Section 5.8 that is acquired from any Person (an “After-Acquired Business”) or is carried on by any Person that is acquired by or combined with FNF or any of its controlled Affiliates in each case after the date hereof (an “After-Acquired Company”); provided, that with respect to clause (ii), (A) such acquisition also includes a business (or an entity that conducts a business) that engages in activities other than (or in addition to) Restricted Activity that account for at least 75% of the total revenues of such After-Acquired Business or After-Acquired Company, and (B) FNF or such controlled Affiliate offers to sell the relevant portion of the After-Acquired Business or the After-Acquired Company that engages in the Restricted Activity to New Holdco at a price equal to the allocated portion of the purchase price paid by FNF for such After-Acquired Business or After-Acquired Company.

Section 5.9. Transfer of Assets. Prior to the Restructuring, FNF shall cause its Affiliates to convey, grant, sell, transfer, assign, and confirm unto Imaging and its successors and assigns, at no cost to Imaging, all of FNF or any such Affiliates’

right, title and interest in and to the assets listed on Schedule 5.9, which FNF confirms constitute all of the tangible assets owned by FNF or its Affiliates primarily used by Imaging.

Section 5.10. Domain Names. Prior to the Restructuring, FNF shall transfer and assign, or cause to be transferred and assigned, all rights in the Transferred Domain Name to Imaging.  At New Remy’s reasonable request, FNF agrees to execute such documents or perform such further acts as necessary to effect such transfer, including provide the authorization code for such Transferred Domain Name and initiate an online transfer of ownership of such Transferred Domain Name to Imaging. For two years following the Closing, FNF or its Affiliates shall cause visitors to the websites for the Redirected Domain Name to be automatically forwarded to www.fnti-imaging.com after displaying a webpage with language agreed between the parties explaining the former relationship and identifying the address of the website to which the visitor is being redirected.

Section 5.11. Net Working Capital. At the Closing, FNF shall cause Imaging to have at least $3.0 million of Net Working Capital.

Section 5.12. Employees.

(a) Imaging or its Affiliates shall offer employment, effective January 1, 2015 (the “Transfer Date”), to (i) each individual who is listed on Schedule 5.12 and is actively employed by FNF immediately prior to the Transfer Date and (ii) any individual hired by FNF or its Affiliates in accordance with Section 6.2(a) of the Merger Agreement between the date hereof and the Closing Date (whose names shall be provided to Imaging in writing promptly following their respective employment commencement dates) who (x) primarily perform services to Imaging and (y) is actively employed by FNF immediately prior to the Transfer Date (collectively, the individuals identified in clause (a) and (b), the “Business Employees”); provided that, notwithstanding clauses (a) and (b) above, any of such individuals who are on a disability leave of absence (whether short-term or long-term) on the Transfer Date (the “Delayed Business Employees”) shall not be offered employment until such time, if any, as such individual represents to Imaging that he is no longer receiving disability benefits under an Employee Benefit Plan and he is able to return to active employment, at which time such individual sh all be offered employment with Imaging or its Affiliates.

(b) FNF and its Affiliates shall terminate the employment of (i) each Business Employee effective as of 11:59 p.m. (E.S.T) on December 31, 2014 and (ii) each Delayed Business Employee upon the end of such Delayed Business Employee’s disability leave. FNF and its Affiliates shall be solely liable for any costs, expenses, penalties or obligations, including any severance pay or benefits, arising in connection with the termination of a Business Employee or Delayed Business Employee.

Section 5.13. Accounts Payable. Between the date hereof and the Closing, FNF shall cause Imaging to pay its accounts payable and collect its accounts receivable, in each case, in the ordinary course consistent with past practice.

ARTICLE VI
CLOSING

Section 6.1. Closing. Unless this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of ARTICLE VII, and subject to the satisfaction of all conditions set forth in Section 6.2, the closing of the Restructuring (the “Closing”) will take place at the offices of Weil, Gotshal & Manges LLP, at 767 Fifth Avenue, New York, New York 10153, on the same day as the New Remy Effective Time, immediately before the New Remy Effective Time (the “Closing Date”).

Section 6.2. Conditions to Closing.

(a) The obligations of the parties to complete the transactions provided for herein are conditioned upon the absence of any injunction, law, regulation or court order that would prohibit the Restructuring.

(b) The performance by each party of its obligations hereunder is further conditioned upon:

(i) the performance in all material respects by the other party of its covenants and agreements contained herein to the extent such are required to be performed at or prior to the Closing;

(ii) the representations and warranties of the other party being true and correct in all material respects (or in all respects, if qualified by materiality) as of the Closing Date with the same force and effect as if made at and as of the Closing Date; and

(iii) FNF shall have received a tax opinion from Deloitte Tax LLP, dated as of the Closing Date, in form and substance reasonably acceptable to FNF, substantially to the effect that the Contribution and the Spin-Off should qualify as a tax-free reorganization under Section 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively. In rendering such opinion, such tax advisor shall be entitled to rely upon customary assumptions and certificates of officers of FNF, New Remy and Old Remy.

Section 6.2. Deliveries at Closing.

(a) FNF. At the Closing, FNF will deliver or cause to be delivered to New Remy:

(i) the Tax Matters Agreement duly executed by an authorized officer of FNF;

(ii) the Old Remy Services Agreement duly executed by an authorized officer of FNF;

(iii) the Imaging Services Agreement duly executed by an authorized officer of FNF and Imaging;

(iv) the Trademark License Agreement duly executed by an authorized officer of FNF;

(v) the FNF Customer Contract duly executed by an authorized officer of FNF and Imaging; and

(vi) a secretary’s certificate certifying that the FNF Board has authorized the execution, delivery and performance by FNF of this Agreement and the other Transaction Agreements, which authorization will be in full force and effect at and as of the Closing.

(b) New Remy. At the Closing, New Remy will deliver or cause to be delivered to FNF:

(i) the Tax Matters Agreement duly executed by an authorized officer of New Remy;

(ii) the Tax Matters Agreement duly executed by an authorized officer of New Holdco; and

(iii) the Trademark License Agreement duly executed by an authorized officer of New Remy.

ARTICLE VII
TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (i) by FNF for any reason if the Merger Agreement has been terminated in accordance with its terms or (ii) by agreement of FNF, New Remy and Old Remy, if the Merger Agreement has not been terminated in accordance with its terms.

Section 7.2. Effect of Termination. In the event of any termination of this Agreement as provided by Section 7.1, this Agreement will immediately become void and the parties hereto will have no Liability whatsoever to each other with respect to the transactions contemplated hereby.

ARTICLE VIII
MISCELLANEOUS

Section 8.1. Definitions. (a) For purposes of this Agreement, the following terms have the corresponding meanings:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of Old Remy and its Subsidiaries shall be deemed to be Affiliates of any of FNF or New Remy or any of their respective Subsidiaries and (ii) none of FNF or New Remy or any of their respective Subsidiaries shall be deemed to be Affiliates of Old Remy or any of its Subsidiaries, in each case, for any periods prior to the Closing. In addition, for purposes of this Agreement, none of FNF and its Subsidiaries shall be deemed to be Affiliates of New Remy or any of its Subsidiaries following the New Remy Effective Time.
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.
“Contribution” means the transactions contemplated by Step 4 of the Restructuring Plan.
“Controlled Group Liability” means any and all liabilities that arise out of any employee benefit plans sponsored or contributed to by Imaging or any of its ERISA Affiliates prior to the Closing (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) under corresponding or similar provisions of foreign laws or regulations.
“De Minimis Investments” of FNF or any of its Subsidiaries or controlled Affiliates means any equity interest in another Person engaged in any Restricted Activity, but only if the aggregate equity interests of FNF, its Subsidiaries and its controlled Affiliates in such other Person do not exceed 10% of the aggregate outstanding equity interests of such other Person.
“Domain Names” means the Transferred Domain Name and the Redirected Domain Name.
“Employee Benefit Plan” means any employee benefit plan, program, policy, practices, or other arrangement providing benefits to any current or former employee, officer or director of Imaging or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Imaging or any of its Subsidiaries or to which Imaging or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any employment agreement, bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.
“Environmental Law” means any Law enacted for (a) the protection of human health and the environment or (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, release or disposal of, any Hazardous Substance.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“FNF Customer Contract” shall mean the Agreement for Backfile Conversion Services, dated as of the date hereof, by and between Imaging and FNF.
“FNF Entities” means and includes each of FNF and its Subsidiaries after giving effect to the Restructuring.
“FNFV” means Fidelity National Financial Ventures, LLC.
“FNFV Common Stock” means FNFV Group common stock, par value $0.0001 per share, of FNF.
“FNTG” means FNTG Holdings, LLC.
“FNTS” means FNTS Holdings, LLC.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.
“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.
“Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous or toxic under applicable Environmental Laws including petroleum products and byproducts, asbestos containing material, polychlorinated biphenyls, lead containing products and radon.
“Imaging Services Agreement” means the Services Agreement between FNF and Imaging, in the form attached hereto as Exhibit A-1.
“Intellectual Property” means all worldwide: (i) Trademarks; (ii) inventions (whether or not patentable), discoveries, improvements, know-how, formula methodology, processes, technology, and applications for patents and patents in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, renewals or extensions; (iii) confidential or proprietary information, including trade secrets, know-how, and customer and agency lists, and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software applications and programs, mask works or other works, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (v) database rights; (vi) domain names and registrations pertaining thereto; (vii) all similar proprietary rights; (viii) rights under all agreements relating to the foregoing; and (ix) claims or causes of action arising out of or related to past, present or future infringement or misappropriation of the foregoing.
“IRS” means the Internal Revenue Service.
“Liabilities” means any and all debts, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, and whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto (other than Taxes).
“Losses” means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), whether in connection with a Third-Party Claim or an action or proceeding between the parties.
“Merger Effective Time” has the meaning given to such term in the Merger Agreement.
“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.
“Net Working Capital” means (i) all trade accounts receivable and cash or cash equivalents as of the Closing, minus (ii) all accounts payable and accruals as of the Closing. An illustrative example of the calculation of Net Working Capital as of July 31, 2014 is attached hereto as Annex I.
“New Remy Effective Time” has the meaning given to such term in the Merger Agreement.
“New Remy Entities” means and includes each of New Remy and its Subsidiaries after the Restructuring, and, after the New Remy Effective Time, New Holdco and its Subsidiaries.
“Old Remy Services Agreement” means the Services Agreement between FNF and Old Remy, in the form attached hereto as Exhibit A-2.
“Person” means any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

“Plan” means any Employee Benefit Plan other than a Multiemployer Plan.
“Redirected Domain Name” means www.fnf-imaging.com.
“Representatives” means, with respect to any party, such party’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.
“Securities Act” means the Securities Act of 1933, as amended, together with all rules and regulations promulgated thereunder.
“Services Agreements” means the Imaging Services Agreement and the Old Remy Services Agreement.
“Subsidiary” when used with respect to any Person, means (i)(A) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of more than 50% of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of Old Remy and its Subsidiaries shall be deemed to be Subsidiaries of any of FNF, New Remy or New Holdco or any of their respective Subsidiaries, and (ii) none of FNF or New Remy or any of their respective Subsidiaries shall be deemed to be Subsidiaries of Old Remy or any of its Subsidiaries, in each case, for any periods prior to the Closing.
“Tax” or “Taxes” means any and all taxes, charges, fees, levies, customs, duties, tariffs, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by the IRS or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.
“Tax Matters Agreement” means the Tax Matters Agreement by and among FNF, New Remy and New Holdco, in the form attached hereto as Exhibit B.
“Trademark License Agreement” means the Trademark License Agreement between FNF and Imaging, in the form attached hereto as Exhibit C.
“Trademarks” means any trademarks, service marks, trade names, trade dress, logos and other brand or source identifiers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith.
“Transaction Agreements” has the meaning given to such term in the Merger Agreement.
“Transferred Domain Name” means www.fnti-imaging.com.
“Treasury Regulations” means the Treasury regulations promulgated under the Code.
“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(b) As used herein, the following terms will have the meanings set forth in the applicable section of this Agreement set forth below:

Defined Term	Section Reference
After-Acquired Business	5.8
After-Acquired Company	5.8
Agreement	Preamble
Business Employees	5.12
Closing	6.1
Closing Date	6.1
Code	Recitals
Delayed Business Employees	5.12
Determination Period	1.4(a)
Determination Review Period	1.4(c)
Determination Statement	1.4(c)
Disclosing Party	5.3(a)
EBITDA	1.4(b)
FNF	Preamble
FNF Board	Recitals
FNF Owned Imaging Units	2.2(a)
FNF Owned Old Remy Shares	2.3(a)
FNFV Group	2.4
Imaging	2.1(b)
Imaging Financial Statements	2.7
Indemnitee	4.4(a)
Indemnitor	4.4(a)
Independent Accounting Firm	1.4(d)
Intellectual Property Rights	2.15(a)
Law	2.5(a)
Laws	2.5(a)
Leased Real Property	2.16
Leases	2.16
Licensed Software	2.15(d)
Liens	2.2(b)
Material Contract	2.14
Merger Agreement	Recitals
New Holdco	Recitals
New Remy	Preamble
New Remy Common Stock	Schedule 1.1
Notice of Dispute	1.4(d)
Old Remy	Recitals
Old Remy Common Stock	2.3(a)
Permits	2.10
Proprietary Information	5.3(a)
Proprietary Software	2.15(e)
Purchase Price Adjustment	1.4(a)
Qualified Plan	2.13(b)
Receiving Party	5.3(b)
Restricted Activity	5.8
Restructuring	1.1(a)

Selected Representations	4.2(c)
Separate Legal Defenses	4.4(b)
Spin-Off	Schedule 1.1
Third-Party Claim	4.4(a)
Transfer Date	5.12

Section 8.2. Specific Performance. Each party hereto hereby acknowledges that the benefits to the other party of the performance by such party of its obligations under this Agreement are unique and that the other party hereto is willing to enter into this Agreement only in reliance that such party will perform such obligations, and agrees that monetary damages may not afford an adequate remedy for any failure by such party to perform any of such obligations. Accordingly, each party hereby agrees that the other party and Old Remy, as a third party beneficiary hereof (subject to Section 8.3) and in respect of New Remy’s rights hereunder, will have the right to enforce the specific performance of such party’s obligations hereunder and irrevocably waives any requirement for securing or posting of any bond or other undertaking in connection with the obtaining by the other party of any injunctive or other equitable relief to enforce their rights hereunder.

Section 8.3. No Third-Party Beneficiary Rights. Except for the provisions of Section 8.2, nothing expressed or referred to in this Agreement is intended or will be construed to give any Person other than Old Remy, which is an intended third-party beneficiary of this Agreement, and the parties hereto and their respective successors and assigns any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement, Old Remy and their respective successors and assigns; provided, however, that upon termination of the Merger Agreement, Old Remy shall cease to be a third-party beneficiary hereunder and shall cease to have any rights under this Agreement.

Section 8.3. Notices. All notices and other communications hereunder shall be in writing and shall be delivered in person, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered in person, or when so received by facsimile or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:

if to any FNF Entity:	Fidelity National Financial, Inc.
601 Riverside Ave.
Jacksonville, Florida 32204
Facsimile: (904) 633-3055
Attention: General Counsel

if to any New Remy Entity:	Remy International, Inc.
600 Corporation Drive
Pendleton, Indiana 46064
Facsimile: (765) 221-6094
Attention: Legal Department

or to such other address as the party to whom notice is given may have previously furnished to the other party in writing in the manner set forth above.
Section 8.5. Entire Agreement. This Agreement, the Merger Agreement, together with the other Transaction Agreements (including the Tax Matters Agreement, the Services Agreement and the Trademark License Agreement) (in each case, including the Exhibits and Schedules attached hereto and thereto) embodies the entire understanding among the parties relating to the subject matter hereof and thereof and supersedes and terminates any prior agreements and understandings among the parties with respect to such subject matter, and no party to this Agreement shall have any right, responsibility or Liability under any such prior agreement or understanding. Any and all prior correspondence, conversations and memoranda are merged herein and shall be without effect hereon. No promises, covenants or representations of any kind, other than those expressly stated herein and in the other agreements referred to above, have been made to induce either party to enter into this Agreement.

Section 8.6. Plan of Reorganization. For U.S. federal income tax purposes, this Agreement will constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder.

Section 8.7. Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to a merger of a party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties; provided, however, that FNF and New Remy may assign their respective rights, interests, duties, liabilities and obligations under this Agreement to any of their respective wholly-owned Subsidiaries, but such assignment shall not relieve FNF or New Remy, as the assignor, of its obligations hereunder.

Section 8.8. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.9. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Upon a determination that any provision of this Agreement is prohibited or unenforceable in any jurisdiction, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the provisions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 8.10. Amendments; Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that, no such amendment or waiver may be made without the prior written consent of Old Remy prior to termination of the Merger Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws. Any consent provided under this Agreement must be in writing, signed by the party against whom enforcement of such consent is sought. Any consent, waiver or agreement of Old Remy in respect of this Agreement shall only be effective if approved by the Special Committee (as defined in the Merger Agreement).

Section 8.11. No Strict Construction; Interpretation.

(a) The parties hereto each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.

(b) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to agreements and instruments include all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 8.12. Conflicts with Tax Matters Agreement. In the event of a conflict between this Agreement and the Tax Matters Agreement, the provisions of the Tax Matters Agreement shall prevail.

Section 8.13. Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.14. Counterparts. This Agreement may be executed in two or more identical counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement. The Agreement may be delivered by facsimile or email scan transmission of a signed copy thereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
FIDELITY NATIONAL FINANCIAL, INC.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW REMY CORP.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle

Title:	Executive Vice President, General Counsel and Corporate Secretary

[Signature page to Reorganization Agreement]

Schedule 1.1
Restructuring Plan

Step 1:	FNTS will distribute all of the FNF Owned Imaging Units to FNTG.

Step 2:	FNTG will distribute all of the FNF Owned Imaging Units to FNF.

Step 3:	FNFV will distribute all of the FNF Owned Old Remy Shares to FNF.

Step 4:
FNF will contribute to New Remy (i) all of the FNF Owned Old Remy Shares, and (ii) all of the FNF Owned Imaging Units, in exchange for 100% of the shares of common stock, par value $0.0001, of New Remy (the “New Remy Common Stock”).

Step 5:
FNF will cause all of the shares of New Remy Common Stock held by FNF to be distributed pro rata to the holders of FNFV Group common stock, par value $0.0001 per share, of FNF by means of book-entry transfer through the Exchange Agent (as defined in the Merger Agreement) (the “Spin-Off”); provided that such distribution shall be subject to the conversion of such shares of New Remy Common Stock into shares of New Holdco Common Stock (as defined in the Merger Agreement) pursuant to Section 2.1(a)(i) of the Merger Agreement.

Annex C
September 8, 2014

The Special Committee
of the Board of Directors of
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

Dear Members of the Committee:
We understand that Remy International, Inc., a Delaware corporation ("Remy" or the "Company"), is considering a transaction whereby New Remy Holdco Corp., a Delaware corporation (“New Holdco”), will effect a merger involving the Company immediately following, and after giving effect to, a restructuring (the “Restructuring”) pursuant to a Reorganization Agreement, draft dated as of September 7, 2014 (the “Reorganization Agreement”), between Fidelity National Financial, Inc., a Delaware corporation (“FNF”), and New Remy Corp., a Delaware corporation and newly-formed holding company of the Company (“New Remy”), pursuant to which FNF will contribute to New Remy, all of its shares of Company Common Stock (as defined below) and all of its interests in Fidelity National Technology Imaging, LLC, a Delaware limited liability company (“FNTI”), and thereafter will spin off all of its interests in New Remy to certain of its stockholders. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of September 7, 2014 (the “Merger Agreement”, and together with the Reorganization Agreement, collectively, the “Agreements”), among New Remy, the Company, New Remy Holdco, New Remy Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Holdco (“Merger Sub One”), Old Remy Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of New Holdco (“Merger Sub Two”), and FNF, (i) Merger Sub One will merge with and into New Remy, with New Remy surviving such merger and becoming a wholly owned direct subsidiary of New Holdco (the “New Remy Transaction”), and (ii) Merger Sub Two will merge with and into the Company, with the Company surviving such merger and becoming a subsidiary of New Holdco (the “Company Transaction” and together with the New Remy Transaction, collectively, the “Merger Transactions”).
Pursuant to the terms of the Merger Agreement, with respect to the New Remy Transaction, all of the issued and outstanding shares of common stock, par value $0.0001 per share, of New Remy (“New Remy Common Stock”), other than any New Remy Common Stock owned by New Remy, will be converted into the right to receive, for each outstanding share of New Remy Common Stock, a number of shares of the common stock, par value $0.0001 per share, of New Holdco (“New Holdco Common Stock”) equal to the quotient (rounded to the nearest five decimal places) obtained by dividing (x) the sum of (i) 16,342,508 plus (ii) 272,851 (which represents $6 million divided by the weighted average closing price of the Company Common Stock for the ten trading days preceding the signing of the Merger Agreement) by (y) the number of outstanding shares of New Remy Common Stock as of the New Remy Effective Time (as defined in the Merger Agreement). With respect to the Company Transaction, all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than any Company Common Stock owned by the Company or owned beneficially and of record by New Remy upon completion of the spin-off described above, will be converted into the right to receive, for each outstanding share of Company Common Stock, one (the “Old Remy Exchange Ratio”) share of New Holdco Common Stock. In addition, the Reorganization Agreement provides for a potential one-time cash payment, payable in 2018, of an amount determined by reference to a shortfall from $6,000,000 of the total EBITDA of FNTI for the calendar years 2015, 2016 and 2017 (the “Contingent Payment”).
The terms and conditions of the Merger Transactions and the Restructuring (collectively, the “Transactions”) are more fully set forth in the Agreements.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than FNF or any of its affiliates), after taking into account the Transactions, of the Old Remy Exchange Ratio.
UBS Securities LLC ("UBS") has acted as financial advisor to the Special Committee of the Company in connection with the Transactions and will receive a fee for its services, which is payable in connection with this opinion. In addition, UBS or an affiliate has acted as a joint lead arranger in connection with the Company’s debt refinancing in 2013, for which it received fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and FNF and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.
Our opinion does not address the relative merits of the Transactions or any other related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transactions or any other related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transactions or any other related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Old Remy Exchange Ratio to the extent expressly specified herein, of the Agreements or any related documents or the form of the Transactions or any other related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Old Remy Exchange Ratio. We express no opinion as to what the value of New Holdco Common Stock will be when issued pursuant to the Merger Transactions or the price at which New Holdco Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed forms of the Agreements will not differ in any material respect from the drafts that we have reviewed, (ii) the parties to the Agreements will comply with all material terms of thereof, and (iii) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, New Holdco or the Transactions. We have not been authorized to solicit and have not solicited indications of interest in a transaction with the Company from any party.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed financial forecasts and estimates relating to the business and financial prospects of FNTI that were prepared by the management of FNF for fiscal year 2014 and by management of the Company for fiscal years 2015, 2016 and 2017, in each case, that were not publicly available that you have directed us to utilize for purposes of our analysis (collectively, the “FNTI Forecasts”); (iv) conducted discussions with members of the senior managements of the Company and FNF concerning the businesses and financial prospects of the Company and FNTI; (v) performed a discounted cash flow analysis of FNTI in which we analyzed the future cash flows of FNTI using the FNTI Forecasts; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant; (viii) reviewed current and historical market prices of Company Common Stock; (ix) considered certain pro forma effects of the Transactions on the New Holdco financial statements; (x) reviewed the Agreements; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. In arriving at our opinion, we did not, among other things, review audited financial statements for FNTI.
In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or New Holdco, nor have we been furnished with any such evaluation or appraisal. With respect to the FNTI Forecasts, estimates and pro forma effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and FNF as to the future financial performance of the Company and FNTI and such pro forma effects. In addition, we have assumed with your approval that the FNTI Forecasts and estimates referred to above will be achieved at the times and in the amounts projected. In addition, we have assumed, at your direction, that the Contingent Payment will be tax free to New Holdco. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, after taking into account the Transactions, the Old Remy Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than FNF or any of its affiliates).
[signature page follows]

This opinion is provided solely for the benefit of the Special Committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Old Remy Exchange Ratio in the Transactions.
Very truly yours,
UBS SECURITIES LLC
By: /S/ Kenneth Kloner     By: /S/ Vijay Kumra
Name:     Kenneth Kloner     Name:     Vijay Kumra
Title:     Managing Director     Title:     Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.
Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
The Certificate of Incorporation, or certificate of incorporation, of New Holdco eliminates the liability of directors to stockholders or New Holdco for monetary damages arising out of the directors’ breach of their fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to New Holdco or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. New Holdco’s certificate of incorporation also provides that no repeal or modification of such provision shall have an adverse effect on any right or protection of a director existing at the time of such repeal or modification.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such person is fairly and reasonably entitled to indemnity for such expenses the court deems proper under the circumstances.
The indemnification provisions contained in the certificate of incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.
New Holdco’s bylaws, as amended, to the extent permissible under the law, provide for indemnification of any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of New Holdco or any predecessor of New Holdco or serves or served any other enterprise as a director, officer or employee at the request of New Holdco or any predecessor of New Holdco.
New Holdco intends to enter into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents.
In addition, New Holdco maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.
The merger agreement provides that, from and after the merger effective time, New Holdco will indemnify the individuals who at or prior to the merger effective time were directors or officers of Old Remy with respect to all acts or omissions by them in their capacities as such at any time prior to the merger effective time, to the fullest extent (i) required by the Old Remy certificate of incorporation and bylaws as in effect on the date of the merger agreement, (ii) required by any indemnification agreement between Old Remy and any such director or officer as in effect on the date of the merger agreement or as of the merger effective time or (iii) permitted under applicable law.

Item 21.         Exhibits and Financial Statement Schedules

(a)    Exhibits

The exhibits filed as part of this proxy statement/prospectus are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b)    Financial Statement Schedules

SCHEDULE II
Valuation and qualifying accounts for
the year ended December 31, 2013, the period August 15, 2012 to December 31, 2012, the period January 1, 2012 to August 14, 2012, and the year ended December 31, 2011

(In thousands)	Balance at Beginning of Period	Charged to Costs and Expenses	Charged (Credited) to Other Accounts		Deductions		Balance at End of Period
Successor
Year ended December 31, 2013
Allowance for doubtful accounts	$1,931	$359	$6	(c)	$(710)	(a)	$1,586
Deferred tax asset valuation allowance	16,044	(3,334)	(793)	(b)	—		11,917
For the period August 15, 2012 to December 31, 2012
Allowance for doubtful accounts	$2,065	$136	$(4)	(c)	$(266)	(a)	$1,931
Deferred tax asset valuation allowance	20,752	(4,708)	—		—		16,044

Predecessor
For the period January 1, 2012 to August 14, 2012
Allowance for doubtful accounts	$1,612	$678	$(5)		$(220)	(a)	$2,065
Deferred tax asset valuation allowance	112,277	(99,097)	7,572		—		20,752
Year ended December 31, 2011
Allowance for doubtful accounts	$2,364	$77	$(11)	(c)	$(818)	(a)	$1,612
Deferred tax asset valuation allowance	133,824	(29,521)	7,974	(b)	—		112,277
(a) Uncollectible accounts written off

(b)	Amounts related to changes in valuation allowance for deferred tax assets related to other comprehensive income and rate changes in non-U.S. jurisdictions where we have a valuation allowance

(c)	Other is impact of foreign currency translation

Item 22. Undertakings.
The undersigned Registrant hereby undertakes:

(a)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement) shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c)
That every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jacksonville, Florida, on November 25, 2014.

NEW REMY HOLDCO CORP.

By: /S/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Chief Executive Officer (Principal Executive Officer)
Raymond R. Quirk		November 25, 2014

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Anthony J. Park		November 25, 2014

/S/ Michael L. Gravelle	Director
Michael L. Gravelle		November 25, 2014

*	Director
Brent B. Bickett		November 25, 2014

* By: /S/ Michael L. Gravelle
Michael L. Gravelle
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of September 7, 2014, by and among New Remy Corp., Remy International, Inc., New Remy Holdco Corp., New Remy Merger Sub, Inc., Old Remy Merger Sub, Inc. and Fidelity National Financial, Inc. (attached as Annex A to the proxy statement/prospectus that forms a part of this registration statement).

2.2
Reorganization Agreement, dated as of September 7, 2014, by and between Fidelity National Financial, Inc. and New Remy Corp. (attached as Annex B to the proxy statement/prospectus that forms a part of this registration statement).

3.1*	Form of New Remy Holdco Corp. Amended and Restated Certificate of Incorporation.
3.2**	Form of amendment to New Remy Holdco Corp. Amended and Restated Certificate of Incorporation.
3.3*	Form of New Remy Holdco Corp. Amended and Restated Bylaws.
5.1**	Opinion of Weil, Gotshal & Manges LLP regarding the legality of the securities to be issued.
8.1**	Opinion of Deloitte Tax LLP regarding certain material federal income tax consequences.
8.2**	Opinion of Willkie Farr & Gallagher LLP regarding certain material federal income tax consequences.
10.1a
Term B Loan Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Barclays Bank plc, and Wells Fargo Securities, LLC, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of Remy International, Inc., filed on March 25, 2011.

10.1b
Amended and Restated Term B Loan Credit Agreement, dated as of March 5, 2013, among Remy International, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC, Deutsche Bank Securities Inc., and Wells Fargo Bank, N.A, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Remy International, Inc., filed on May 1, 2013.

10.2a
Credit Agreement, dated as of December 17, 2010, among Remy International, Inc., Western Reman Industrial, Inc., Power Investments, Inc., Remy Electric Motors, L.L.C., Reman Holdings, L.L.C., Remy India Holdings, Inc., Remy Technologies, L.L.C., Remy Korea Holdings, L.L.C., Remy Inc., Remy International Holdings, Inc., Remy Power Products, LLC, Wells Fargo Capital Finance, LLC, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith, Inc., incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of Remy International, Inc., filed on March 25, 2011.

10.2b
First Amendment to Credit Agreement, dated as of March 5, 2013, among Remy International, Inc., Western Reman Industrial, Inc., Power Investments, Inc., Remy Electric Motors, L.L.C., Reman Holdings, L.L.C., Remy India Holdings, Inc., Remy Technologies, L.L.C., Remy Korea Holdings, L.L.C., Remy Inc., Remy International Holdings, Inc., Remy Power Products, LLC, World Wide Automotive, L.L.C., Wells Fargo Capital Finance, LLC, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Remy International, Inc., filed on May 1, 2013.

10.3*	Form of Tax Matters Agreement between Fidelity National Financial, Inc., New Remy Holdco Corp. and New Remy Corp.
10.4*	Form of Joinder Agreement by New Remy Holdco Corp.
10.5**	Form of Indemnification Agreement.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.3**	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1 to this registration statement).
23.4**	Consent of Deloitte Tax LLP (included in Exhibit 8.1 to this registration statement).
23.5**	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.2 to this registration statement).
24.1*	Power of Attorney.
99.1	Form of Remy International, Inc. proxy card.
99.2*	Consent of UBS Securities LLC.

99.3	Opinion of UBS Securities LLC relating to fairness of the transaction (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement).
99.4*	Form of Corporate and Transitional Services Agreement between Fidelity National Financial, Inc. and Fidelity National Technology Imaging, LLC.
99.5*	Form of Corporate and Transitional Services Agreement between Fidelity National Financial, Inc. and Remy International, Inc.
99.6*	Form of Trademark Assignment and License Agreement between Fidelity Intellectual Property Holdings, Inc. and Fidelity National Technology Imaging, LLC.
99.7*	Consent of John J. Pittas as a person named as about to become a director.
99.8*	Consent of Douglas K. Ammerman as a person named as about to become a director.
99.9*	Consent of John H. Weber as a person named as about to become a director.
99.10*	Consent of Lawrence F. Hagenbuch as a person named as about to become a director.
99.11*	Consent of J. Norman Stout as a person named as about to become a director.
99.12*	Consent of George P. Scanlon as a person named as about to become a director.

* Previously filed by New Remy Holdco Corp on Form S-4 filed on October 6, 2014.
**Previously filed by New Remy Holdco Corp on Amendment No. 1 to Form S-4 filed on November 12, 2014.